Hawaiian Electric Industries, Inc. P. O. Box 730 Honolulu, Hawaii 96808-0730

[●], 2016

Dear Hawaiian Electric Industries, Inc. Shareholder:

I am pleased to inform you that the Board of Directors of Hawaiian Electric Industries, Inc. (“HEI”) has approved the distribution to HEI shareholders of all of the shares of common stock of ASB Hawaii, Inc. (“ASB Hawaii”), a wholly owned subsidiary of HEI and the direct parent company of American Savings Bank, F.S.B. As a result of the distribution, ASB Hawaii will become an independent, publicly traded company.
The distribution is being conducted in connection with the proposed combination of HEI with NextEra Energy, Inc. (“NextEra Energy”), which was announced on December 3, 2014 and approved by HEI’s shareholders on June 10, 2015 (the “HEI Merger”). Completion of the distribution is one of a number of conditions to completion of the HEI Merger, and the distribution is contingent upon all other conditions to completion of the HEI Merger having been satisfied or waived.
The distribution is expected to occur on [●], 2016, prior to completion of the HEI Merger, by way of a pro rata dividend to HEI shareholders. Each HEI shareholder will be entitled to receive one share of ASB Hawaii common stock for every three shares of HEI common stock held of record as of the close of regular trading on the New York Stock Exchange on [●], 2016, which is the record date for the distribution. HEI shareholders who sell their shares of HEI common stock on the New York Stock Exchange after the record date will also be selling this entitlement to receive shares of ASB Hawaii common stock. HEI will distribute the shares of ASB Hawaii common stock in book-entry form, which means that no physical stock certificates will be issued. HEI will not distribute any fractional shares of ASB Hawaii common stock, but instead will distribute cash in lieu of any fractional shares that you would have received after application of the above ratio.
HEI’s shareholders are not required to vote on or take any other action in connection with the distribution. We are not asking you for a proxy and request that you do not send us a proxy. You do not need to pay any consideration for the shares of ASB Hawaii common stock you receive in the distribution, and you do not need to surrender or exchange your shares of HEI common stock.
Because HEI currently owns all of the outstanding shares of ASB Hawaii common stock, no trading market for ASB Hawaii common stock currently exists. ASB Hawaii intends to list its common stock on the New York Stock Exchange under the symbol “ASBH.”
HEI expects that the distribution of ASB Hawaii common stock will be tax-free to HEI shareholders for U.S. federal income tax purposes, other than with respect to any cash paid to shareholders in lieu of fractional shares. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.
The accompanying information statement describes the distribution in detail and contains important information about ASB Hawaii. We are mailing to all HEI shareholders a notice with instructions on how to access the information statement online and request a paper or email copy. I encourage you to read the information statement carefully. In addition, shareholders seeking information concerning the HEI Merger are encouraged to read NextEra Energy’s registration statement on Form S-4 (Reg. No. 333-201397) and the SEC reports filed by NextEra Energy and HEI.
I would like to thank you for your support of HEI, and the ASB Hawaii leadership team looks forward to your continued support as a shareholder of ASB Hawaii.
Sincerely,

Constance H. Lau
President and Chief Executive Officer

ASB HAWAII, INC. LETTERHEAD
[●], 2016

Aloha Future ASB Hawaii, Inc. Shareholders:

On behalf of our 1,200 teammates, it is my honor to welcome you as a direct shareholder of ASB Hawaii, Inc. Our subsidiary, American Savings Bank, F.S.B., has been serving our island communities for more than 90 years, helping individuals and businesses realize their dreams.
American Savings Bank is one of Hawaii’s leading financial institutions, with 55 branches throughout our islands. We serve individuals, small businesses and larger companies, and we finance important projects that contribute to economic growth for the state. We strive to make banking easy for our customers through our way of doing business, our convenient hours and our competitive online and mobile banking tools.
Our approach has allowed us to grow with our customers and produce favorable financial results for our shareholder. Our performance provides us the resources to invest in improving the bank, and it demonstrates our respect for our customers’ deposits and our shareholder capital. We try new things so that we can be better, always grounded in our knowledge of our home market and prudent risk management.
We understand that the quality and spirit of our people make the difference for our customers and the results we produce, so we work hard to create the environment for our teammates to do their best work. We have been recognized locally as one of the “Best Places to Work” by Hawaii Business Magazine and honored nationally as one of the “Best Banks to Work For” by American Banker magazine. We have also been recognized by Fortune Magazine as one of the 100 Best Workplaces for Women and 50 Best Workplaces for Diversity.
Hawaii is our home and the success of our company is tied to the success of our community. Our leaders and teammates make a real impact as they actively engage in community and industry organizations, as well as through thousands of hours of volunteer service, showing we have “skin in the game” in addition to our charitable contributions to Hawaii schools, non-profits and community organizations.
I am excited about the opportunities ahead for ASB Hawaii and American Savings Bank. I look forward to your support as a shareholder and invite you to learn more about us by reviewing the enclosed Information Statement.

With sincere aloha,
Richard F. Wacker
President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MAY 4, 2016

INFORMATION STATEMENT
ASB Hawaii, Inc.
Financial Plaza of the Pacific
915 Fort Street Mall
Honolulu, HI 96813
Common Stock
We are providing this information statement to you in connection with the spin-off by Hawaiian Electric Industries, Inc., which we refer to in this information statement as “HEI,” of its wholly owned subsidiary, ASB Hawaii, Inc., which we refer to herein as “we” or “ASB Hawaii.” To effect the spin-off, HEI will distribute all of the outstanding shares of ASB Hawaii common stock on a pro rata basis to the holders of HEI common stock. We expect that the distribution of ASB Hawaii common stock will be tax-free to HEI shareholders for U.S. federal income tax purposes, other than with respect to cash paid to shareholders in lieu of the issuance of fractional shares.
The spin-off is being conducted in connection with the proposed combination of HEI with NextEra Energy, Inc., which we refer to herein as “NextEra Energy,” that was announced on December 3, 2014 and approved by HEI’s shareholders on June 10, 2015. We refer to this transaction as the “HEI Merger.” The spin-off is planned to take place immediately prior to the effective time of the HEI Merger and completion of the spin-off is one of a number of conditions to completion of the HEI Merger.
If you are a record holder of HEI common stock as of the close of regular trading on the New York Stock Exchange, or “NYSE,” on [●], 2016, which is the record date for the distribution, you will be entitled to receive one share of ASB Hawaii common stock for every three shares of HEI common stock you hold on that date. HEI will distribute the shares of ASB Hawaii common stock in book-entry form, which means that we will not issue physical stock certificates. No fractional shares of ASB Hawaii common stock will be distributed. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, less brokerage fees and other costs, pro rata based on the fractional share each holder would otherwise be entitled to receive in the distribution and reduced by any required tax withholding.
The distribution is expected to be effective after the close of regular trading on the NYSE on [●], 2016. Following the distribution, we will be an independent publicly traded company.
HEI’s shareholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. You will not be required to pay any consideration for the shares of ASB Hawaii common stock you receive in the spin-off or to surrender or exchange your shares of HEI common stock to receive ASB Hawaii common stock. You will receive separate instructions for exchanging your HEI shares for NextEra Energy shares in connection with the HEI Merger.
Because HEI currently owns all of the outstanding shares of ASB Hawaii common stock, no trading market for ASB Hawaii common stock currently exists. We expect, however, that a limited trading market for ASB Hawaii common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of ASB Hawaii common stock to begin on the first trading day after the distribution date. We intend to list ASB Hawaii common stock on the NYSE under the symbol “ASBH.”
We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public reporting requirements available to such companies.
This information statement will be made publicly available at [website] beginning on [●], 2016 and notices of this information statement’s availability will be first sent to HEI shareholders on or about [●], 2016.
In reviewing this information statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 15 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission, the Board of Governors of the Federal Reserve System or any other regulatory authority has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
The date of this information statement is [●], 2016.

SUMMARY
This summary highlights selected information from this information statement and provides an overview of our company, our separation from HEI and HEI’s distribution of our common stock to its shareholders. For a more complete understanding of our business and the Spin-Off (as defined in the next paragraph), you should read this entire information statement carefully, including the discussion of “Risk Factors” beginning on page 15, and our historical consolidated financial statements and the notes to those financial statements appearing elsewhere in this information statement.
We refer to HEI’s distribution of the shares of ASB Hawaii common stock to HEI’s shareholders as the “Distribution” and we collectively refer to such distribution and the related agreements and transactions described herein as the “Spin-Off.”
In this information statement, unless the context otherwise requires:

•	“ASB Hawaii,” “we,” “our,” “our company” and “us” refer to ASB Hawaii and our single subsidiary on a consolidated basis; and

•	“HEI” refers to Hawaiian Electric Industries, Inc. and its consolidated subsidiaries other than, for periods following the Spin-Off, ASB Hawaii.
Our Company
We are a savings and loan holding company that operates through our single, wholly owned subsidiary, American Savings Bank, F.S.B., which we refer to as the “Bank.” Headquartered in Honolulu, we are one of the largest financial institutions in the state based on total assets of $6.1 billion as of March 31, 2016. The Bank, established in 1925, is a federal savings bank that offers a broad range of banking products to consumer and business customers in the State of Hawaii. We had net income of $12.7 million for the three months ended March 31, 2016 and $54.7 million, $51.2 million and $57.6 million in the years ended December 31, 2015, 2014 and 2013, respectively. Further information regarding our results of operations and financial condition is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
We provide innovative banking, lending and investment products and services to clients statewide, primarily through our network of 55 branches and our commercial banking and financial advisory centers. As a community bank, we strive to provide a high level of customer service to our diverse base of approximately 400,000 customers, meeting their banking needs through longer banking hours, a network of 115 ATMs operated throughout the state, and our user-friendly online, phone and mobile banking platforms.
Our Competitive Strengths
Our competitive strengths are derived from our long history in Hawaii, combined with the investments we have made to address the challenges and opportunities we see in the future. We focus on building the capabilities necessary to safely and profitably grow an increasingly complete and competitive banking franchise. We believe the following strengths differentiate us from our competitors and provide a solid foundation for us to grow and succeed as a stand-alone business:

•
Deep experience in the attractive Hawaii banking market. Hawaii is our home and our primary market, and we have gained considerable market knowledge in our 90 years of operating here. We understand both the retail and commercial customers and the nature of the market’s business cycles. Our 55 branches are well positioned throughout the five major Hawaiian Islands and are comparable in number to our larger local peers. We believe that Hawaii is an attractive banking market that offers ample growth opportunities. Hawaii-based banks have $27 billion in loans and leases (excluding non-domestic assets), with the market growing at an 8.3% compound annual growth rate over the last three years. The bank deposit market is deep, with $38 billion in total deposits and has been growing at a 5.3% compound annual growth rate over the last three years. We rank third in these markets with a 17% share of loans and a 13% share of deposits. Our customer reach is comparable to the 2 larger local banks. 33% of households that use banks or credit unions indicate that they have an account with us.

•
Disciplined credit and enterprise risk management culture and practices. We have invested extensively in data management and analytical tools to complement the practical knowledge and experience of our credit and risk experts. We have recruited highly qualified modelers and statisticians to develop and validate internal credit ratings models and portfolio monitoring approaches that are consistent with the practices of much larger institutions. We are using these tools and analytical techniques to implement risk-adjusted profitability and capital management disciplines in our day-to-day operations, as we introduce new products and as we target customers and customer groups for additional growth. We drive consistent risk assessment and monitoring throughout our business based on a common risk analytics framework, providing a solid foundation for continued, prudent growth in our loan portfolio and operational efficiencies that will benefit our customers as well as our productivity efforts.

•
Healthy balance sheet, capital and liquidity positions. Our experience and approach to risk management has allowed us to generate more than enough capital to support our growth, and we have consistently returned more than half of our earnings to our shareholder. Our capital is high quality, with an 8.74% core tier 1 leverage ratio and a 11.99% tier 1 to risk-weighted assets ratio at March 31, 2016. Our investments in credit analytics and risk management infrastructure, coupled with the strong Hawaii economy, have resulted in strong credit metrics, including low overall delinquency levels and non-performing asset balances. Our net charge offs continue to be extremely low by industry standards, totaling just an annualized 21 basis points for the three months ended March 31, 2016. We fund the Bank predominantly through low cost core deposits (85% of total funding at March 31, 2016). Our depositor base is loyal and diverse, spanning a range of checking accounts, savings accounts and certificates of deposit offered to both consumer and commercial customers. As a result, our weighted average cost of deposits of 13 basis points for the three months ended March 31, 2016 is low when compared to national peers. We maintain an investment portfolio composed of high quality liquid assets, which consist entirely of securities guaranteed explicitly (Government National Mortgage Association, or “GNMA”) or indirectly (Federal National Mortgage Association, or “FNMA,” and Federal Home Loan Mortgage Corporation, or “FHLMC”) by the U.S. government. In addition, we have ample availability of $1.7 billion at March 31, 2016, under our credit facility with the Federal Home Loan Bank (“FHLB”) for future growth or contingency funding.

•
Strong brand reputation for convenient and friendly service. We provide convenient banking for Hawaii’s consumers and small businesses with more extended weekday and weekend hours than our local peers, as well as 10 in-store branches, including 2 in selected, high traffic Walmart stores and 6 in Foodland stores, the leading local grocery chain in Hawaii. We were the first Hawaii-based bank to introduce remote-deposit capture with our mobile banking application. In addition, we have cultivated a friendly “unstuffy banking” image and high satisfaction levels that are a strategic foundation for our efforts to make banking easy for our customers as our primary focus to deepen our customer relationships. With approximately 400,000 customers, our penetration into households and businesses is as broad as our larger local peers. Expanding the number of products sold to each customer is a prime growth opportunity.

•
Experienced and talented leadership team with strong ties to our communities. Our executive team is comprised of an effective combination of leaders with in-market and out-of-market banking experience in significantly larger financial institutions in Hawaii, on the mainland U.S. and internationally. See “Management.” This combination of experience allows us to adapt best practices to the local market environment and more rapidly implement change initiatives. Our leaders have strong ties and avid commitment to the communities in which we live and work. Our management team members serve in leadership positions on local non-profit boards, actively participate in business forums and industry groups, and lead a company-wide culture of making an impact on our island communities. In addition, we have a highly motivated team of employees, our teammates, who have selected us as a perennial “Best Place to Work,” recognized both in Hawaii and nationally.

Our Priorities and Investment of Resources
We continuously invest in our core competencies and our teammates to improve our competitiveness and position us to grow safely and profitably. Some of these investments adversely affected our efficiency ratio. We have made that trade-off with the confidence that they will deliver measurable shareholder value over the near and intermediate term. We have prioritized our investment of discretionary program resources, both financial and the time and attention of our leadership team, to strengthen what we call our “critical capabilities.” These are:

•
Sales and sales management. We provide our teammates with training and tools to more effectively identify and meet customers’ needs, while preserving the friendly and “unstuffy banking” culture our customers appreciate. In addition to new training programs and a dedicated sales effectiveness team, we recently implemented a customer relationship management system for bank-wide use. This system is supporting customer relationship selling across our branch, mortgage, investment and small business sales teams. Many of our branches have also been physically reconfigured to shrink teller transaction space and expand consultation and sales platform space. We created a customer experience team consisting of emerging bank leaders to drive dramatic improvement in the way we deliver for our customers.

•
Product development and strategic marketing. The transformation of our marketing and product development approach has been critical to our focus to deepen our customer relationships. We have successfully overhauled our core deposit product and small business product line up, sold our sub-scale credit card portfolio and upgraded our offering with a third-party provider, and plan a full pipeline of product introductions to address our targeted areas of growth. We use advanced analytics to support our pricing and campaign strategies and verify their effectiveness. We are also in the process of upgrading our online and mobile banking platform to significantly enhance our ability to deliver targeted offers to customers with different demographic and relationship profiles.

•
Credit management and strategy. We have built robust analytical capabilities to complement the traditional individual judgment-based underwriting expertise of our credit experts. We use these capabilities to build and validate risk rating models for credit origination, risk-based pricing, portfolio monitoring and quantification of credit risk for capital adequacy purposes and in determining the proper levels of our allowance for loan losses. These capabilities are critical to our goal of expanding our product offerings and growing our loan portfolio in areas where we are underpenetrated compared to our peers.

Our Business Strategy
Our Philosophy
Our philosophy is straightforward: We are a great bank that makes people’s dreams possible. We strive to:

•	deliver on our promise to make banking easy for customers as a key point of differentiation in growing the Bank’s share of our customers’ business;

•
drive shareholder value and deliver high performance with continued growth through deeper and stronger customer relationships, operational efficiencies and generating proper returns on our shareholders’ capital;

•	create a great place to work that attracts and retains the teammates we need to achieve our goals; and

•	bring positive impact to our island communities through our banking activities and community involvement.
Our Specific Business Strategies
We have identified specific opportunities that we intend to pursue over the near term in order to reach our strategic and financial objectives:
Increase breadth of services to our existing customers. We see our largest near term opportunity as deepening relationships with our existing customers. Our strong market position in home equity lines of credit (“HELOC”) is a good example of our potential to grow. For example, our market share of HELOCs grew from 21% at the beginning of 2011, when we accelerated our sales efforts, to 28% at the end of 2015. Brand surveys also consistently indicate that we are viewed very positively by our customers for our service, approachability and convenience. In a recent survey conducted by an outside marketing firm, customers cite us as their “primary bank” as frequently as our larger Hawaii-based peer banks. We believe that by focusing on a selected set of opportunities and infrastructure investments we can earn a larger portion of our customers’ banking business.
One key area for diversification and growth is the consumer lending segment. Traditionally the Bank has not focused on unsecured consumer lending and currently has only about a 12% share of this market. Each of the 3 other large banks in Hawaii is roughly double our size, or more in unsecured consumer assets. During the past 2 years we have enhanced our core unsecured product line and revamped our main unsecured consumer loans with risk-based pricing, an updated underwriting model, quick approval decisions, a stream-lined application process in branches and a state-wide advertising campaign. For consumer loans below $15,000, we now offer a stream-lined, simple application process and credit approval decisions in less than an hour in all of our branches. We are in the process of building out our full unsecured credit product line and expanding our distribution channels. Historically, the majority of our volume has come through direct mail campaigns and targeted opportunities, such as clean energy loans. Going forward, we are working to generate significantly higher volumes across a mix of mail, branch, on-line, call center and third party channels, enabling us to meet our longer term loan mix target of approximately 10% consumer loans versus 3% as of March 31, 2016.
While we have a broad reach into small businesses across Hawaii, we have significant potential for more business with these customers. We currently have banking relationships with about 40% of the small businesses in Hawaii, defined as companies with less than $5 million in annual revenue. However, we only have about 10% of the balances of business loans below $250,000 in the state. We are investing to expand our brand coverage of small businesses to support our product and distribution initiatives. We believe that we can effectively leverage our broad branch network, reputation for approachable service and broad business customer base to improve customer awareness of us as a leading bank for small business. During 2014, we released a new business deposit line with increased value to customers, which also yielded higher average fees for us. We also revised our processes for business loans and lines of credit below $50,000 to use a simplified application process, an automatically scored underwriting model and approval decisions within an hour. These changes are beginning to drive increased deposit and loan volumes, strengthen our ability to provide Small Business Administration (“SBA”) loans and enhance revenues.

Enhance fee income. Our largest immediate opportunity to enhance fee income is to regain our exemption from regulatory caps on debit card interchange fee income. Effective July 2013, we became ineligible for the “small issuer exemption” under Section 1075 of the Dodd Frank Act known as the “Durbin Amendment.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Events” for more information on the Durbin Amendment. Prior to July 1, 2013, we benefited from uncapped interchange rates which contributed approximately $6 million on an annual basis, after tax, in higher interchange fees. We expect to qualify for the small issuer exemption after the Spin-Off and thereby increase our fee income related to interchange transactions.
Another key area for fee income growth is in business banking. We are expanding our focus on fee-based products and services through both our own sales channels and partnerships with outside vendors. We have adjusted our cash management and transaction fees to better match competitive practices for small businesses. We now offer online Automated Clearing House (funds transfer) and wire services to all business customers, not just those that require higher-end account analysis services. We are engaging key partners to improve sales effectiveness for important in-sourced products such as credit cards, merchant services and checking services. Our enhanced online and mobile platform is expected to increase the competitiveness of our transaction and cash management services for small and medium size businesses. We are also expanding our team of dedicated business bankers and are adding more training and capability to branches with high market potential.
We believe that we also have an opportunity for fee income growth in non-deposit investment products for our mass affluent customers, an area where we are currently underpenetrated. We partner with LPL Financial LLC, which provides broker/dealer and compliance services to our team of dedicated registered representative financial advisors. While we do not plan to build a comprehensive wealth management business at this time, we believe that we can significantly expand our sales and advisory fee income from insurance and investment products through better leveraging our branch referral network, broadening our product focus, and transitioning our business model to include fee-based services. Approximately 2% of our customers work with our financial advisors. We are increasing the number of our dedicated representatives and have approximately doubled our team of licensed bank employees, which now services two-thirds of our branches with highest potential.
Expand distribution channels. We have begun a program of targeted investments in our non-branch channels to expand our sales capabilities and capacity. In addition to improving our convenience model to help deepen our customer relationships, our expanded distribution is helping to attract new customers to the Bank. One key opportunity is in the expansion of our mobile banking platform. In late 2012, we became the first Hawaii-based bank to offer remote check deposit services through mobile devices. With the leading mobile offering in the market, over 79% of our active online banking customers access the Bank’s services through their mobile devices. We are in the process of making further enhancements to our online and mobile services for both consumer and business customers.
We continue to upgrade our call center capabilities. Today, our call center functions primarily as a service center, with only limited product sales coming from cross-selling during in-bound service calls. We are upgrading our inbound sales and outbound calling capabilities to supplement our marketing efforts in other channels.
We are also pursuing third party marketing and sales arrangements. Currently, all of our revenues come from our own branches, sales forces or other internal channels. We are developing new partnerships and referral arrangements across several businesses, including unsecured consumer loans, wealth management and small business services. We believe these arrangements have the potential to generate a significant new source of business volume in selected products over time.
Pursue additional opportunities with larger commercial customers. We are well positioned in Hawaii’s commercial lending market overall and strong in the segments where we focus. We are a mid-market, cash flow lender. We have maintained good customer management discipline through the low interest rate environment of the recent years and our resulting portfolio has good overall asset quality and profitability. We have built expertise and market leadership in several segments, including the food service industry, clean energy commercial financing, New Markets Tax Credit financing and employee stock ownership plans (“ESOP”) lending.
We are an opportunistic participant in selected Shared National Credits (“SNC”) exposures within defined risk parameters (including liquidity) and pricing levels, with individual exposures predominately in the $5 to $10 million range. Our portfolio is well-diversified and our conservative loss mitigation strategy requires sell down in early stages of borrower financial deterioration or security valuation declines. Our portfolio of SNC participations totaled approximately $239 million at March 31, 2016. As an independent company we will have the opportunity, within the limits of our federal savings bank charter, to continue to expand our commercial lending and opportunistic SNC participation.
We are also a participant in loans originated by other banks in the Hawaii market. Although we are not the agent lender in the transaction, an independent credit analysis of the borrower and the collateral is performed to ensure that the loan participation arrangement meets our underwriting and risk standards. Our portfolio of commercial loan participations totaled approximately $116 million at March 31, 2016.

An additional area for growth in our local market is in commercial real estate lending. We are currently underrepresented in this sector when compared to local peers. Historically, our commercial real estate portfolio has performed well, with a very conservative risk profile and low delinquency levels throughout economic cycles. Currently, there is growing opportunity in this market due to the strong Hawaii economy, construction of a new commuter rail line on the island of Oahu, and new development areas with significant demand from local, national and international investors. While we do not intend to change our risk profile other than to address the maturing market in certain asset classes, we believe the increase in activity will continue to provide transactions that meet our underwriting and risk standards.
Gain operational efficiencies. We have set clear productivity goals to drive the Bank’s efficiency ratio below 60% over the next 2 to 3 years, from approximately 65% in 2015. Our plans include a combination of revenue growth and cost reduction actions as we leverage the investments we have made in our risk management and operational infrastructure. We measure our branches and business origination teams on their profitability, and we add or reduce resources and costs according to the opportunity. We challenge our operations teams to reduce unit servicing costs and adjust to changing business volumes. Our supporting teams, such as Human Resources and Finance, strive to hold and reduce costs as the Bank grows. We regularly consider “build” vs. “buy” alternatives for quality and costs advantages. In consideration of Hawaii’s high occupancy costs, we have consolidated our physical footprint and shed tens of thousands of square feet of facilities space over the past 5 years. We plan to combine our non-branch spaces into a single campus.
Challenges and Risks to our Business
We face a variety of challenges and risks associated with our business and industry that we must overcome to be successful in implementing our business strategies. Foremost among these risks and challenges are the highly competitive nature of our business, interest rate risk and regulatory risk.
The banking industry in Hawaii is highly competitive. At March 31, 2016, there were eight financial institutions insured by the FDIC headquartered in the State of Hawaii. While we are the third largest depository institution in Hawaii, based on total assets, we face vigorous competition for deposits and loans from the 2 larger banking institutions based in Hawaii and from smaller institutions that heavily promote their services in niche areas, such as providing financial services to small and medium-sized businesses, as well as national financial services providers. We face additional competition in seeking deposits from various types of corporate and government borrowers, including insurance companies. We face vigorous competition for origination of mortgage loans that comes primarily from mortgage banking and brokerage firms, commercial banks, other savings institutions, insurance companies and real estate investment trusts.
Interest rate risk is a significant risk in our business as changes in interest rates can have material impacts on the level of our net interest income, which is a primary component of our total revenue. Our net interest income consists of the excess of the interest income received on fixed-rate and adjustable-rate loans, mortgage-related securities and other securities investments over our interest expense, which consists primarily of interest paid on deposits and borrowings. Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can have material impacts on our net interest margin. Increased interest rates affect our cost of funding by increasing the levels of interest rates we must pay our customers to attract and retain deposits. Increases in interest rates may also affect our loan volume, since higher interest rates may deter customers from obtaining credit and sudden increases in interest rates could cause increases in loan delinquencies, especially in the case of adjustable rate borrowers. Reduced loan origination volume may also result in reduced mortgage banking income due to lower volumes of loan sales. Moreover, our portfolio of investment securities could also be affected by interest rate changes, which generally translate into changes in the fair values of our investment securities.
We are heavily regulated by bank and other regulatory agencies. Changes to statutes, regulations, rules or policies, including the interpretation or implementation thereof, could affect us in substantial and unpredictable ways. For example, in July 2013 we became ineligible for the “small issuer exemption” under Section 1075 of the Dodd-Frank Act, known as the “Durbin Amendment.” This resulted in our receiving lower debit card interchange fees. For 2015 and 2014, the estimated net income impact of the lower debit card interchange fees was $6 million each year. We expect to regain our qualification for the “small issuer” exemption and qualify for higher debit card interchange fees after the Spin-Off, but the risk of other effects on our business resulting from changes in applicable law and regulations, including increased regulatory compliance costs, will remain.
Additionally, we face challenges and risks related to:

•effects of economic and market conditions on our investment securities;

•	competition for and resulting difficulty in attracting and retaining appropriately motivated and highly qualified personnel;
•the economy of Hawaii, which is our primary market;

•
information technology, including the possibilities of system failures, network disruptions and breaches in data security, as well as increasing costs incurred in maintaining and continuously improving our technology infrastructure;

•changes to the real estate market in Hawaii;

•	the inherent difficulties in making the judgements and estimates of future events necessary to establish appropriate levels of allowances for loan losses in our financial statements;
•the accuracy of the appraisals we obtain of the value of real estate securing our loans; and
•consumer protection initiatives.
The foregoing list of challenges and risks we face is not exhaustive. For a further discussion of these challenges and risks, see “Risk Factors” beginning on page 15.
Other Information
We are incorporated under Hawaii law. Our principal executive offices are located at Financial Plaza of the Pacific, 915 Fort Street Mall, Honolulu, Hawaii 96813. Our main telephone number is (808) 539-7200 and our website address is www.asbhawaii.com. Information contained on, or accessible from, our website or the website of HEI, does not constitute part of this information statement or our registration statement on Form 10 that we have filed with the Securities and Exchange Commission, which we refer to as the “SEC,” and which incorporates this information statement by reference.

Effects of Being an Emerging Growth Company
As a company with less than $1 billion in gross revenues during our last fiscal year, we qualify as an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012, which is also referred to as the “JOBS Act.” We may remain an emerging growth company until December 31, 2021, or possibly later, although we may cease to have that status at an earlier date under various circumstances. During the period that we remain an emerging growth company, we will be permitted, and intend, to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In this information statement, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information on executive compensation presented herein is less extensive than the executive compensation information you receive from other public companies in which you hold stock that are not emerging growth companies. In addition, we currently intend to make use of the right to defer adoption of certain new accounting standards if such new accounting standards arise during the period we remain an emerging growth company, in which event our financial statements may not be comparable to those of other public companies that are similar to us. We may also choose to make use of some or all of the other reduced disclosure requirements and exemptions available to emerging growth companies in the future.

Summary Selected Historical Financial and Other Data
We derived the summary consolidated operating results data for the years ended December 31, 2015, 2014 and 2013, and the summary consolidated balance sheet data at December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this information statement. We derived the summary consolidated balance sheet data at December 31, 2013, from our audited consolidated balance sheet at that date, which is not included in this information statement. We derived the summary consolidated operating results data for the three months ended March 31, 2016 and 2015 and the summary consolidated balance sheet data at March 31, 2016 from our unaudited interim consolidated financial statements included elsewhere in this information statement. Our historical results are not necessarily indicative of the results to be expected for any future period.
The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Our operating results for the three months ended March 31, 2016 are not necessarily indicative of those to be expected for the year ended December 31, 2016 or for any future period.
You should read the following summary consolidated financial and other data in conjunction with the sections of this information statement entitled “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Statistical Information” and our consolidated financial statements and notes thereto included elsewhere in this information statement.

	Three months ended March 31,		Years ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013
Operating results
Net interest income	$ 50,377	$ 45,523	$ 188,576	$ 180,478	$ 175,987
Provision for loan losses	4,766	614	6,275	6,126	1,507
Total noninterest income	15,386	16,099	67,832	61,212	72,084
Total noninterest expense	41,441	40,383	166,435	156,503	157,589
Net income	12,650	13,472	54,662	51,160	57,623
Financial ratios
Return on average assets	0.84%	0.96%	0.94%	0.94%	1.13%
Return on average stockholder’s equity	8.89	9.93	9.91	9.55	11.38
Average stockholder’s equity to average assets	9.45	9.63	9.53	9.89	9.91
Tangible stockholder’s equity to tangible assets[1]	8.07	8.20	8.04	8.26	8.51
Net interest margin[2]	3.62	3.52	3.53	3.62	3.74
Efficiency[3]	63.02	65.53	64.91	64.75	63.53
Net charge-offs to average loans	0.21	0.04	0.04	0.01	0.09

	March 31,	December 31,
(dollars in thousands)	2016	2015	2014	2013
Balance sheet totals
Net loans	$ 4,589,950	$ 4,565,781	$ 4,389,033	$ 4,110,113
Total assets	6,140,535	6,014,803	5,568,165	5,246,768
Total deposit liabilities	5,139,932	5,025,254	4,623,415	4,372,477
Stockholder’s equity	571,226	559,439	535,190	521,891
Asset quality
Allowance for loan losses	$ 52,326	$ 50,038	$ 45,618	$ 40,116
Nonaccrual loans	46,913	46,035	36,886	48,521
Allowance for loan losses to loans receivable held for investment	1.13%	1.08%	1.03%	0.97%
Allowance for loan losses to nonaccrual loans	112	109	124	83
Nonaccrual loans to loans receivable held for investment	1.01	1.00	0.83	1.17
Nonperforming assets to total assets	0.78	0.78	0.68	0.95
Capital ratios (Bank-level only)
Common equity tier 1	11.99%	12.07%	N/A	N/A
Tier 1 capital	11.99	12.07	11.28%	11.17%
Total capital	13.23	13.27	12.35	12.13
Tier 1 leverage	8.74	8.82	8.91	9.12
[1]       Tangible stockholder’s equity and tangible assets are non-GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures” for additional information.
[2]       Net interest margin is defined as net interest income, on a fully taxable-equivalent basis, as a percentage of average total interest-earning assets. Interest income includes taxable equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of nil, nil, nil, $0.2 million, and $0.9 million for the three months ended March 31, 2016 and 2015 and years ended December 31, 2015, 2014 and 2013, respectively.
[3]        Efficiency ratio is defined as total noninterest expense divided by the sum of net interest income and total noninterest income.

The Spin-Off
Overview
On December 3, 2014, HEI announced that it planned to distribute all of the outstanding common stock of ASB Hawaii as a dividend payable pro rata to all HEI shareholders in accordance with their holdings of HEI common stock in connection with the proposed combination of HEI with NextEra Energy that it announced the same day. As a result of this dividend, which we refer to as the “Distribution,” and the related agreements and transactions described herein, which we refer to in this information statement as the “Spin-Off,” ASB Hawaii will become an independent publicly traded company.
We have entered into a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement with HEI relating to the Spin-Off. These agreements will govern the relationship between us and HEI, including the entity resulting from the HEI Merger, after completion of the Spin-Off. Among other provisions, these agreements allocate various assets, liabilities and obligations between the parties, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions–Agreements with HEI” for further information regarding these agreements.
Questions and Answers about the Spin-Off
The following provides only a summary of the terms of the Spin-Off. You should read the section of this information statement titled “The Spin-Off” for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:
The Spin-Off is the method by which ASB Hawaii will separate from HEI. In the Spin-Off, HEI will distribute to its shareholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent publicly traded company, and HEI will not retain any ownership interest in us.

Q:	What are the reasons for the Spin-Off?

A:
Pursuant to the federal banking laws, companies engaged in commercial businesses are not permitted to own or control a federally chartered savings bank or other federally insured depository institution, with certain exceptions for, among others, certain “grandfathered” companies that acquired such ownership or control prior to enactment of the relevant banking statutes in their current form. HEI has been permitted to own the Bank pursuant to such grandfather provisions, but its grandfathered status would not apply to NextEra Energy upon completion of the HEI Merger and, accordingly, NextEra Energy would not be permitted to own the Bank. The parties agreed on the Spin-Off as an efficient means of permitting the HEI Merger to take place that will enable us to pursue our banking business as an independent publicly traded company. After the Spin-Off we will have greater financial flexibility to pursue business opportunities in accordance with our own business plan. We also will be able to use our own publicly traded equity to provide incentive compensation to our employees that will provide them with the opportunity to benefit directly from the performance of our business. See “The Spin-Off–Reasons for the Spin-Off.”

Q:	What will I receive in the Spin-Off?

A:
As a holder of HEI common stock, you will receive a dividend of one share of ASB Hawaii common stock for every three shares of HEI common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “–How will fractional shares be treated in the Distribution?” for information on the treatment of any fractional share you would otherwise be entitled to receive in the Distribution. Neither your proportionate interest in HEI nor the merger consideration you will be entitled to receive in connection with the HEI Merger will change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is the record date for the Distribution?

A:
HEI will determine record ownership of its shares for purposes of the Distribution as of the close of regular trading on the NYSE on [●], 2016, which we refer to as the “Record Date.” Only holders of HEI common stock of record on the Record Date, or persons who acquire shares of HEI common stock on transfer from such holders on the NYSE on or prior to the Distribution Date, will be entitled to receive shares of our common stock in the Distribution.

Q:	When will the Distribution occur?

A:
We expect the Distribution to be effective after the close of regular trading on the NYSE on [●], 2016, which we refer to as the “Distribution Date.” NextEra and HEI have agreed that the Distribution will occur as short a time as possible prior to the completion of the HEI Merger; if the completion of the HEI Merger is delayed for any reason, the Distribution Date may be similarly delayed. On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for shareholders entitled to receive the shares in the Distribution. See “–How will HEI distribute shares of our common stock?” for further information on how to access your book-entry account or your bank, brokerage or other account holding the ASB Hawaii common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:
You are not required to take any action to receive shares of our common stock in the Distribution, but we urge you to read this information statement carefully. Holders of HEI common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of HEI common stock, in order to receive shares of our common stock in the Distribution. In addition, no shareholder approval of the Distribution is required. We are not asking you to vote your shares and request that you do not send us a proxy card.

Q:	If I sell my shares of HEI common stock on or before the Distribution Date, will I still be entitled to receive shares of ASB Hawaii common stock in the Distribution?

A:
No. If you sell your shares of HEI common stock on the NYSE on or before the Distribution Date, you will also be selling your right to receive shares of our common stock in the Distribution. See “The Spin-Off–Trading Prior to or On the Distribution Date” for further information.

Q:	How will HEI distribute shares of our common stock?

A:
Registered shareholders: If you are a registered shareholder (meaning you own your shares of HEI common stock directly in your name on HEI’s stock register), the distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. The distribution agent will mail a book-entry account statement to you that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the ASB Hawaii shares that have been distributed to you at [distribution agent website address] or by calling [distribution agent telephone number].

“Street name” or beneficial shareholders: If you own your shares of HEI common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.
We will not issue physical stock certificates to any shareholders, even if requested. See “The Spin-Off–When and How You Will Receive ASB Hawaii Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:
The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of HEI shareholders who would otherwise be entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, to such holders pro rata based on the fractional shares such holders would otherwise be entitled to receive and reduced by any required tax withholding. See “The Spin-Off–Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by HEI or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either HEI or us.

Q:	Does ASB Hawaii intend to pay cash dividends?

A:
Subject to the discretion of our Board of Directors, or “Board,” and other factors, including compliance with regulatory capital and other requirements, we expect to pay regular quarterly cash dividends to our shareholders. See “Dividend Policy” for further information, including certain factors relating to and possible limitations on our ability to pay dividends as currently envisioned.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:
We have received an opinion from HEI’s tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, to the effect that the Distribution will be treated, for U.S. federal income tax purposes, as a distribution described in Section 355(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” Accordingly, we expect that no gain or loss will be recognized by, and no amount will be included in the income of, a U.S. Holder as a result of the Distribution, other than with respect to any cash paid in lieu of fractional shares. See “The Spin-Off–U.S. Federal Income Tax Consequences of the Spin-Off” for further information regarding the potential tax consequences of the Spin-Off to you. You should consult your tax advisors as to the particular tax consequences of the Distribution to you.

Q:	How will ASB Hawaii common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the symbol “ASBH.”
We anticipate that trading in our common stock will begin on a “when-issued” basis as early as 2 trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made on or before the Distribution Date that is conditioned on the spin-off distribution actually occurring, because the securities of the spun-off entity have not yet been distributed. “When-issued” trades will generally settle within 4 trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off–Trading Prior to or On the Distribution Date” for further information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of HEI common stock are not entitled to appraisal rights under applicable law in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for ASB Hawaii common stock?

A:	Continental Stock Transfer & Trust Company, Inc.

Q:	What risks are associated with owning shares of ASB Hawaii common stock?

A:
Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly traded company. Accordingly, you should read carefully the information set forth in this information statement under the caption “Risk Factors.”

Q: Where can I obtain more information?

A:	If you have any questions relating to the procedures for the Distribution, you should contact the distribution agent at:

Continental Stock Transfer & Trust Company, Inc.
17 Battery Place, Floor 8
New York, NY 10004
(800) 509-5586
Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact HEI at:
Investor Relations
Hawaiian Electric Industries, Inc.
1001 Bishop Street, Suite 2900
Honolulu, HI 96813
(808) 543-7300
IR@hei.com
After the Spin-Off, if you have any questions relating to ASB Hawaii, you should contact us at:
Investor Relations
ASB Hawaii, Inc.
Financial Plaza of the Pacific
915 Fort Street Mall
Honolulu, HI 96813
(808) 539-7200
InvestorRelations@asbhawaii.com

Summary of the Spin-Off

Distributing Company
Hawaiian Electric Industries, Inc., or “HEI,” a Hawaii corporation that currently holds all of our issued and outstanding common stock. After the Distribution, HEI will not own any shares of our common stock.

Distributed Company
ASB Hawaii, Inc., or “ASB Hawaii,” a Hawaii corporation that is a wholly owned subsidiary of HEI. We are the holding company for and hold all of the outstanding common stock of American Savings Bank, F.S.B., or the “Bank,” a federally chartered savings bank headquartered in Honolulu, Hawaii. After the Spin-Off, we will be an independent publicly traded company.

Distributed Securities
All of the shares of our common stock owned by HEI, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately [●] million shares of HEI common stock outstanding on [●], 2016, and applying the distribution ratio of one share of ASB Hawaii common stock for every three shares of HEI common stock, approximately [●] million shares of our common stock will be distributed.

Distribution Agent	Continental Stock Transfer & Trust Company, Inc.
Record Date	The Record Date is the close of regular trading on the NYSE on [●], 2016.
Distribution Date	The Distribution is expected to be effective after the close of regular trading on the NYSE on [●], 2016.
Distribution Ratio
Each holder of HEI common stock will receive one share of ASB Hawaii common stock for every three shares of HEI common stock held by the shareholder on the Record Date. The distribution agent will only distribute whole shares of our common stock. Please note that if you sell your shares of HEI common stock on the NYSE on or before the Distribution Date, you will also be selling your right to receive the shares of our common stock that are distributed in respect of the HEI shares that you sold. See “The Spin-Off–Trading Prior to or On the Distribution Date” for further information.

The Distribution
On the Distribution Date, if all of the conditions to the Distribution and the HEI Merger have been satisfied or waived, HEI will release the shares of our common stock to the distribution agent for distribution to HEI shareholders. The distribution agent will distribute our shares in book-entry form and we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to issue shares of our common stock electronically to you or your bank, brokerage firm or other nominee on your behalf by way of direct registration in book-entry form and to mail an account statement reflecting such issuance. You will not be required to make any payment, surrender or exchange your shares of HEI common stock or take any other action to receive your shares of our common stock.

Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock to HEI shareholders. Instead, the distribution agent will aggregate fractional shares into whole shares and sell the whole shares in the open market at then-prevailing market prices on behalf of the HEI shareholders who would otherwise be entitled to receive fractional shares.The distribution agent will distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, to such shareholders pro rata based on the fractional shares such holders would otherwise be entitled to receive and reduced by any required tax withholding. If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will be taxable for U.S. federal income tax purposes as described under “The Spin-Off–Federal U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off
HEI has informed us that it intends to complete the Spin-Off immediately prior to the completion of the HEI Merger. The conditions to completion of the HEI Merger and to the Spin-Off are summarized under the caption “The Spin-Off–Conditions to the Spin-Off.”

Trading Market and Symbol
We intend to file an application to list our common stock on the NYSE under the symbol “ASBH.” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue on such basis up to and including the Distribution Date. We expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

Tax Consequences to HEI Shareholders
We have received an opinion from HEI’s tax counsel, Skadden, to the effect that the Distribution will be treated, for U.S. federal income tax purposes, as a distribution described in Section 355(a) of the Code. Accordingly, no gain or loss will be recognized by, and no amount will be included in the income of, a U.S. Holder as a result of the Distribution, other than with respect to cash paid in lieu of fractional shares. See “The Spin-Off–U.S. Federal Income Tax Consequences of the Spin-Off.”

You should consult your tax advisors as to the specific tax consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state, local or non-U.S. tax laws and of possible changes in applicable tax laws.

Relationship with HEI after the Spin-Off
After the Spin-Off, HEI will have no ownership interest in us or the Bank. We also do not expect that either we or the Bank will have any directors or officers in common with HEI, NextEra or any of their subsidiaries after the Spin-Off. We have entered into agreements with HEI related to the Spin-Off, which will govern the relationship between HEI and us up to and after completion of the Spin-Off and will allocate various assets, liabilities, rights and obligations between the parties. These agreements are:

• a Separation and Distribution Agreement that sets forth the agreements between HEI and us regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;
 • a Tax Matters Agreement that governs the respective rights, responsibilities and obligations of HEI and us after the Spin-Off with respect to tax matters and includes restrictions to preserve the tax-free status of the Distribution to HEI shareholders; and
• an Employee Matters Agreement that addresses employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participated.
We describe these arrangements in greater detail under the caption “Certain Relationships and Related Party Transactions – Agreements with HEI.”

Dividend Policy
Subject to the discretion of our Board and other factors, including compliance with regulatory capital and other requirements, we expect to pay regular quarterly cash dividends to our shareholders. See “Dividend Policy.”

Transfer Agent	Continental Stock Transfer & Trust Company, Inc.
Risk Factors
Our business faces both general and specific risks and uncertainties. We also face certain risks relating to the Spin-Off and to being an independent publicly traded company. You should read carefully the information set forth in this information statement under the caption “Risk Factors.”

RISK FACTORS
We are subject to risks that are inherent in our operations and are present in the business decisions we make as a financial institution. These risks could result in material adverse impacts to our business, liquidity, financial condition, results of operations and cash flows, and the trading price of our common stock could materially decline. Our success is dependent on our ability to identify, understand, manage and monitor risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, interest rate risks, credit risks, market risks, liquidity risks, operational risks, model risks, technology, information security, fraud and vendor risks, geographic, regulatory and legal risks, and strategic and reputational risks. In addition, the Spin-Off and our common stock that you will receive in the Spin-Off are subject to a number of risks and uncertainties.
You should carefully consider the risks and uncertainties described below, together with all of the other information in this information statement. Based on information currently known to us, we believe that the following information identifies material risk factors that may affect our business, the Spin-Off and our common stock. However, the risks and uncertainties we face are not limited to those described below, nor are they listed in order of significance. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also materially adversely affect our business, liquidity, financial condition, results of operations and cash flows. This information statement also contains forward-looking statements that involve risks and uncertainties.
Risks Relating to Our Business
We are subject to interest rate risk which could negatively impact our earnings
Net interest income is a significant component of our total revenue. Our net interest income consists primarily of the excess of the interest income received on fixed-rate and adjustable-rate loans, mortgage-related securities and other securities investments over our interest expense, which consists primarily of interest paid on deposits and other borrowings. Interest rate risk is a significant risk of our operations as changes in interest rates can have material impacts on the level of our net interest income. Interest rate risk arises when earning assets mature or when their interest rates change in a time frame or magnitude different from that of the interest-bearing liabilities. Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can have material impacts on our net interest margin. Although we pursue an asset-liability management strategy that is intended to mitigate or limit our risk from changes in market interest rates, unfavorable movements in interest rates could result in lower net interest income.
A continuation of the current low interest rate environment or subsequent movements in interest rates may have an adverse effect on our profitability
Although the Federal Open Market Committee increased the federal funds rate target from 0.25% to 0.50% at its December 2015 meeting for the first time in seven years, we continue to operate in a historically low interest rate environment. As a result, yields on securities we have purchased and market rates on loans we have originated have been at lower levels than were available prior to 2008, with the prevailing market rates being below our current portfolio rates. If this low interest rate environment persists, and we are unable to offset the impact of lower interest rates through growth in our earning asset base, net interest income could decline.
Increases in market interest rates could have an adverse impact on our cost of funds, our ability to originate new loans, or on the ability of borrowers to make payments on their adjustable rate loans
Cost of Funding - Our net interest margin would compress if there was an increase in our cost of funding without a corresponding increase in the interest we earn from loans and investments. Because we rely extensively on deposits to fund our operations, our cost of funding would increase if there is an increase in the interest rates we are required to pay our customers to retain their deposits. If we are unable to retain our deposit base, we may have to supplement our current funding with other, higher cost sources of funds, such as wholesale borrowing or public deposits. If the foregoing risks occur, our net interest margin would narrow unless there were a correlative increase in the interest we earn from our loans and investments. Although we are slightly asset sensitive to increases in interest rates (meaning that our assets re-price faster than our liabilities, thereby potentially benefiting net interest income as interest rates rise), the benefit from rising rates could be less than we assume, which may have a negative impact on our profitability.
Loan Volume - Significant increases in market interest rates or the perception that an increase may occur could adversely affect our ability to originate new loans and grow. Higher interest rates may decrease customer demand for loans due to the higher cost of obtaining credit. Further, at higher borrowing rates, there may be fewer customers that qualify for our loan products due to minimum debt-to-income ratios requirements or other underwriting restrictions.

Delinquency - An increase in market interest rates, especially a sudden increase, could adversely affect the ability of adjustable-rate borrowers to meet their higher payment obligations. If this occurs, it could cause an increase in nonperforming assets and charge-offs.
Changes in market interest rates may adversely affect the value of our investment securities
Interest rate risk also represents a market risk factor affecting the fair value of our investment securities. Increases and decreases in prevailing interest rates generally translate into decreases and increases in the fair values of those instruments, respectively. Disruptions in the credit markets, a liquidity crisis in the banking industry or increased levels of residential mortgage delinquencies and defaults may result in decreases in the fair value of our investment securities. If we are unable to hold our investment securities until the amortized cost is recovered, there is a change in the expected cash flows such that the cash flows are not expected to be collected or there are increases in the credit risk of the investment securities, an impairment that is other-than-temporary may be realized, which would require us to write down the carrying value of our investment securities. Impairment charges may be reflected even though there is no intent to sell the investment security before maturity.
We could recognize realized or unrealized losses on our investment securities if economic and market conditions deteriorate
Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of the securities held. If such factors occur, they could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers and the performance of the underlying collateral and cash flows, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.
The requirement to record certain assets and liabilities at fair value may adversely affect our reported financial results
We report certain assets at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Factors such as the level of interest rates and disruptions in the capital markets may impact the fair value of such assets and require us to record an impairment charge in our income statement even if the asset in question presents minimal credit risk. The severity and duration of the decline in fair value and our estimation of the anticipated recovery period may also be considered in determining whether an impairment charge is required.
Our operations are affected by factors that are beyond our control and that could result in lower revenues, higher expenses or decreased demand for our products and services
Our results of operations depend primarily on the income generated by the supply of, and demand for our products and services, which primarily consist of loans and deposit services. Our revenues and expenses may be adversely affected by various factors, including:

•
local, regional, national and other economic and political conditions that could result in declines in employment and real estate values, which in turn could adversely affect the ability of borrowers to make loan payments and our ability to recover the full amounts owed to us on impacted loans;

•	faster than expected loan prepayments that can cause an acceleration of the amortization of premiums on loans and investments and the impairment of our mortgage loan servicing assets;

•
technological disruptions affecting our operations or financial or operational difficulties experienced by outside vendors on whom we rely to provide key components of our business operations, such as business processing, network access or internet connections;

•
the impact of legislative and regulatory changes, including changes affecting capital requirements, increasing oversight of and reporting by banks, or affecting our lending programs or other business activities;

•	additional legislative changes regulating the assessment of overdraft, interchange and credit card fees, which can have a negative impact on noninterest income;

•
increases in operating costs (including employee compensation expense and benefits and regulatory compliance costs), inflation and other factors, that exceed increases in our net interest, fee and other income; and

•our ability to maintain or increase the level of deposits, which are our lowest costing funds.

We could fail to attract, retain or motivate highly skilled and qualified personnel, including our senior management and other key employees or members of our Board, which could impair our ability to successfully execute our strategic plan and otherwise adversely affect our business
Our ability to execute on our strategic initiatives and our future success depends on our ability to attract, retain and motivate highly skilled and qualified personnel, including our senior management and other key employees and directors. The marketplace for skilled personnel in Hawaii is becoming more competitive, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place us at a significant competitive disadvantage and prevent us from successfully executing on strategic initiatives, which could impair our ability to achieve our performance targets and otherwise have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with the Hawaii economy, both in the aggregate and on an individual island basis
Our business is geographically concentrated in the State of Hawaii and is subject to economic conditions affecting the state. The two largest components of Hawaii’s economy are tourism and the federal government, including military spending. A decline in visitor arrivals, a substantial reduction in federal government spending or large scale reduction in the number of military personnel stationed in Hawaii could reduce the demand for our products and services and lead to lower revenues and earnings. Factors that could lower visitor arrivals include a reduction in the number of airline seats available to Hawaii visitors, a pandemic or terrorist event that causes visitors to reduce overseas travel, a natural disaster such as hurricanes or tsunamis that destroy infrastructure and hotels, currency exchange rates that make Hawaii vacations expensive and other factors. Federal government spending and the location of military personnel in Hawaii are determined by national agendas on spending and could be cut at any time through Congressional legislation or through the appropriations process.
Substantially all of the real estate underlying our residential and commercial real estate loans is located in Hawaii. These assets may be subject to a greater risk of default than comparable assets held by other financial institutions, with a broader geographic foot print, in the event of adverse economic, political, business development or natural disasters affecting Hawaii. While a majority of our customers are located on Oahu, we also have customers on the neighboring islands, whose economies during the recent downturn were weaker and less diverse than that of Oahu.
We face substantial competition in our business and markets
As the third largest bank in Hawaii, we are in direct competition for deposits and loans not only with two larger institutions that have capital, technology and marketing resources substantially greater than ours, but also with smaller Hawaii institutions and other U.S. institutions, including credit unions, mutual funds, mortgage brokers, finance companies and investment banking firms. Larger financial institutions may have greater access to capital at lower costs, which could impair our ability to compete effectively.
There are no national banking franchises in Hawaii, but only locally branded banking institutions. In the event a larger, national bank were to enter the market, with substantially more resources than ours, it could change the competitive landscape and impact our ability to execute our strategic plan, maintain our market share in key strategic segments, or drive profitable growth.
Our ability to meet our obligations when they become due, and the cost of doing so, depends on our ability to access sources of liquidity
Liquidity risk is the risk that we will not be able to meet our obligations when they become due. Liquidity risk is inherent in our operations and could be driven by a number of factors, including an over-reliance on certain sources of funding (such as short-term funding and brokered deposits), changes in credit ratings, market dislocations or major disasters. The majority of our funding is represented by customer deposits. Although historically stable, these deposits are subject to fluctuations due to certain factors outside of our control, such as decreased customer confidence in us or the banking sector in general, competitive pressures for retail or corporate customer deposits, changes in interest rates and other factors that could cause an outflow of deposits within a short period. Under these scenarios, our ability to grow or maintain our deposit base may be impacted. If we are not able to retain and attract deposits, or if there is a material decrease in our deposit base, it could have a material adverse effect on our ability to meet our liquidity needs.
Maintaining a diverse and appropriate funding strategy and monitoring and managing liquidity risk and the events that may cause liquidity risk, are fundamental to our operating strategy. Although we currently have access to alternative sources of funding such as wholesale borrowing, public funding, brokered deposits or repurchase agreements, these sources may become unavailable due to market dislocations, declining operating performance, or inadequate credit ratings, among other things. If this were the case, we would be required to seek funds from alternative sources, potentially at higher costs than previously had been the case, or may be required to consider disposals of assets in adverse market conditions.

Our business reputation is very important and any damage to it may have material adverse effects on our business
Our reputation is very important for our business, as we rely on our relationships with our current, former and potential clients and shareholders, and the communities we serve. Any damage to our reputation, whether arising from our financial performance, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, our conduct of our business or otherwise may have a material adverse effect on our business.
Our framework for managing risks may not be effective in mitigating risk and loss and our use of models may present risks to our risk management framework
Our risk management framework is made up of various processes and strategies to identify, understand, manage, monitor and control risk. The framework to manage risk, including the underlying assumptions, may not be effective under all conditions and circumstances. If the risk management framework proves ineffective, we could suffer unexpected losses and could be materially adversely affected.
One of the main types of risk inherent in our business is credit risk. Our credit risk management framework has various elements that are intended to enable us to identify, measure, monitor and manage risk. Included in this framework are credit risk models which rely on the accuracy of data input, statistical analysis and various assumptions. The overall framework involves detailed analysis of the customer or credit risk, taking into consideration both quantitative and qualitative factors, which are subject to human error and potential data inaccuracies. In the event that the data utilized, statistical analysis conducted or assumptions made were inaccurate or incomplete, it could result in an increase in the level of non-performing loans or higher risk exposure.
We are subject to risks of information technology system failures, network disruptions and breaches in data security that could adversely affect our business and reputation
We are subject to cybersecurity risks and the potential for cyber incidents, including potential incidents at our branch offices, and incidents at data processing centers we use, to the extent not prevented by intrusion detection and prevention systems, anti-virus software, firewalls and other general information technology controls. We are highly dependent on our ability to process a large number of transactions on a daily basis and rely heavily on data processing systems. If any of these systems fails to operate properly or becomes disabled even for a brief period of time, we could suffer financial loss, business disruptions, liability to customers, regulatory intervention or damage to our reputation. We have disaster recovery plans in place to protect our businesses against natural disasters, security breaches, military or terrorist actions, power or communication failures or similar events. The disaster recovery plans, however, may not be successful in preventing the loss of customer data, service interruptions and disruptions to operations or damage to important facilities.
A large percentage of our loans and securities are collateralized by real estate. Adverse changes in the real estate market or general economic or other conditions may result in loan losses and adversely affect our profitability
At March 31, 2016, approximately 81% of our loan portfolio was comprised of loans primarily collateralized by real estate, most of which is concentrated in the State of Hawaii. The Bank’s home equity line of credit (“HELOC”) portfolio has grown substantially in recent years and now comprises 18% of our total loans. Our financial results may be adversely affected by changes in prevailing economic conditions in the State of Hawaii, including decreases in real estate values, reduced levels of employment, the monetary and fiscal policies of the federal and state governments and other significant external events. A deterioration of the economic environment in Hawaii, including a material decline in the real estate market, further declines in home re-sales, a material external shock or environmental clean-up obligations, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest. Adverse changes in the economy may also have a negative effect on the ability of borrowers to make timely repayments of their loans. In addition, if poor economic conditions result in decreased demand for real estate loans, our profits may decrease if alternative investments yield less than real estate related loans.
Our business is subject to risks of adverse weather conditions and natural disasters affecting our markets in the Hawaiian Islands
The real estate collateral securing our loans may be vulnerable to natural disasters, such as hurricanes, earthquakes, lava flows, tsunamis, floods, fires, tornados and unusually heavy or prolonged rain, which could damage or destroy such real estate and result in substantial repair or replacement costs not covered by insurance, a reduction in property values or loss of revenues for our borrowers, which would adversely affect their ability to repay our loans. Such natural disasters could also result in increases in property insurance rates and deductibles that could reduce demand for existing real estate and for real estate loans.

Our strategy to expand our commercial and commercial real estate lending activities may result in higher loan origination and servicing costs and greater credit risk than residential lending activities due to the unique characteristics of these markets
We have been pursuing a strategy that includes expanding our commercial and commercial real estate lending businesses. These types of loans generally entail higher underwriting and other service costs and present greater credit risks than traditional residential mortgage loans.
Generally, both commercial and commercial real estate loans have shorter terms to maturity and earn higher spreads than residential mortgage loans. Only the assets of the business typically secure commercial loans. In such cases, upon default, any collateral repossessed may not be sufficient to repay the outstanding loan balance. In addition, loan collections are dependent on the borrower’s continuing financial stability and, thus, are more likely to be affected by current economic conditions and adverse business developments.
We have grown our national syndicated lending portfolio through which we are a participant in credit facilities originated by experienced national commercial lenders. Our national lending commitments predominately range from $5 million to $10 million per loan, and we look for actively utilized senior secured credit facilities to borrowers that are industry or market leaders, with acceptable debt maturity profiles and cash flow generation. We select loans in which we will participate based on our own credit criteria that are intended to result in a high-quality, well-diversified portfolio. In the event the borrower encounters financial difficulties and we are unable to sell our participation interest in the loan in the secondary market, we are typically reliant on the originating lender for managing any loan workout or foreclosure proceedings that may become necessary. Accordingly, we have less control over such proceedings than we do with respect to loans we originate and may be required to accommodate the interests of other participating lenders in resolving delinquencies or defaults on participated loans, which could result in outcomes that are not fully consistent with our preferred strategies. In addition, a significant proportion of our syndicated loans are originated in states other than Hawaii, and are subject to the local regional and regulatory risks specific to those states.
Similar to the national syndicated lending portfolio, we do not service commercial loans in which we have participation interests rather than being the lead or agent lender and are subject to the policies and practices of the agent lender, who is the loan servicer, in resolving delinquencies or defaults on participated loans.
Commercial real estate properties tend to be unique and are more difficult to value than residential real estate properties. Commercial real estate loans may not be fully amortizing, meaning that they may have a significant principal balance or “balloon” payment due at maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than noncommercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, a tenant may seek the protection of bankruptcy laws, which could result in termination of the tenant’s lease or tenants’ obligation to pay.
Our allowance for loan losses may not cover actual loan losses
Our allowance for loan losses is our estimate of probable losses inherent in our loan portfolio and is based on a continuing assessment of:
•existing risks in our loan portfolio;
•historical loss experience with our loans;
•changes in collateral values; and
•current conditions (for example, economic conditions, real estate market conditions and interest rate environment).
If our actual loan losses exceed our allowance for loan losses, we may incur losses, our financial condition may be materially and adversely affected and we may be required to raise additional capital to enhance our capital position. In addition, various regulatory agencies, as an integral part of their examination process, regularly review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain loan losses in excess of present or future levels of our allowance for loan losses.

Our use of appraisals in deciding whether to make loans secured by real property does not ensure that the value of our real property collateral will be sufficient to repay our loans
In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made and requires the exercise of a considerable degree of judgment and adherence to professional standards. If the appraisal does not accurately reflect the amount that may be obtained upon sale or foreclosure of the property, whether due to a decline in property value after the date of the original appraisal or defective preparation of the appraisal, we may not realize an amount equal to the indebtedness secured by the property, and as a result, we may suffer losses.
Changes in accounting standards may affect how we record and report our financial condition and results of operations
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes and their impacts on us can be hard to predict and may result in unexpected and materially adverse impacts on our reported financial condition and results of operations.
If we fail to maintain an effective system of internal controls and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud
Effective internal controls and disclosure controls and procedures are necessary for us to provide reliable financial reports and disclosures to shareholders, to prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports and disclosures or prevent fraud, our business may be adversely affected, and our reputation and operating results would be harmed. Any failure to maintain effective internal controls and disclosure controls and procedures or difficulties encountered in their implementation may also result in regulatory enforcement action against us, adversely affect our operating results or cause us to fail to meet our reporting obligations.
Risks Related to Regulations Governing our Industry
As a savings and loan holding company and savings bank, we and the Bank are subject to comprehensive banking laws and related regulations that could have a material adverse effect on our business and results of operations
As a savings and loan holding company, we are subject to comprehensive regulation, supervision and examination by the Federal Reserve Board (“FRB”). In addition, the Bank is subject to comprehensive regulation, supervision and examination by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). Our regulators supervise us through regular examinations and other means that allow the regulators to gauge management’s ability to identify, assess and control risks in all areas of operations in a safe and sound manner and to ensure compliance with laws and regulations. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and examination policies to address not only our compliance with applicable banking laws and regulations, but also our capital adequacy, asset quality, management ability and performance, earnings, liquidity, sensitivity to changes in interest rates and various other factors. In the course of their supervision, our regulators may require improvement in certain areas. If we are unable to implement and maintain any required actions in a timely and effective manner, we could become subject to informal (non-public) or formal (public) supervisory actions and public enforcement orders that could lead to significant restrictions on our existing business, our ability to engage in any new business. Such forms of supervisory action could include, without limitation, written agreements, cease and desist orders, and consent orders, and may, among other things, result in restrictions on our ability to pay dividends, requirements to increase capital, requirements to dispose of certain assets or liabilities, restrictions on our activities, and the imposition of civil monetary penalties.
Changes in the capital, leverage, liquidity, stress testing or other regulatory requirements for financial institutions could have a negative impact on our profitability
We are heavily regulated by bank and other regulatory agencies. Changes to statutes, regulations, rules or policies, including the interpretation or implementation thereof, could affect us in substantial and unpredictable ways.
The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, commonly referred to as the “Dodd-Frank Act,” which became law in July 2010, has had a substantial impact on the financial services industry. The Dodd-Frank Act established a framework for regulatory reform and changes to statutes, regulations and regulatory policies which could affect us in substantial and unpredictable ways. A major component of the Dodd-Frank Act is the creation of the Consumer Financial Protection Bureau that has the responsibility for setting clear, consistent rules relating to consumer financial products and services and has the authority to prohibit practices it finds to be unfair, deceptive or abusive. Compliance with any such directives could have adverse effects on our revenues or operating costs. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.
We are a holding company that is a legal entity separate and distinct from the Bank, which is our only subsidiary
As a holding company with no significant assets or operations apart from our ownership of the stock of the Bank, our cash flows and ability to pay our operating expenses and to pay dividends on our common stock are primarily dependent upon receipt of dividends from the Bank and, to a lesser extent, our ability to issue common stock or other equity securities or incur debt. The ability of the Bank to pay dividends to us, in turn, is subject to the risks associated with its operations and to regulatory restrictions, including the minimum capital and capital distribution regulations of the OCC that are applicable to the Bank and capital regulations that are now applicable to us as a result of recent changes in applicable federal banking law.
Consumer protection initiatives related to the foreclosure process in Hawaii could affect our remedies as a creditor
Proposed consumer protection initiatives related to the foreclosure process, including voluntary or mandatory programs intended to permit or require lenders to consider loan modifications or other alternatives to foreclosure, could increase our credit losses or increase our expense in pursuing our remedies as a creditor.
In recent years, Hawaii overhauled its rules for nonjudicial, or out-of-court, foreclosures. Previously, most lenders used nonjudicial foreclosures for loan defaults in Hawaii, as the process was quicker and less expensive than the judicial foreclosure process. The revised rules had the unintended effect of lenders forgoing nonjudicial foreclosures entirely and filing all foreclosures in court, creating a backlog that has slowed the judicial foreclosure process. Although some of the backlog has been cleared, lenders continue to use the judicial foreclosure process exclusively, making the foreclosure process very lengthy. Further changes to the foreclosure laws in Hawaii may cause further delays for new and existing cases. A joint federal‑state settlement with several mortgage servicers over foreclosure practice abuses has created additional uncertainty for us and the mortgage servicing industry in general as it relates to the implementation of mortgage loan modifications and loss mitigation practices in the future. The manner in which these issues are ultimately resolved could impact our foreclosure procedures, which in turn could affect our financial condition or results of operations.
Environmental laws may force us to pay for resolution of environmental problems
The cost of cleaning up or paying damages and penalties associated with environmental problems may increase our operating expenses. When a borrower defaults on a loan secured by real property, we have the option to purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. We also lease premises where our branches and other facilities are located and where environmental problems may exist. Although we have lending, foreclosure and facilities guidelines that are intended to exclude properties with an unreasonable risk of contamination, hazardous substances may exist on some of the properties that we own, lease, manage or occupy. We may face the risk that environmental laws may force us to clean up the properties at our expense. The cost of cleaning up a property may exceed the value of the property. We may also be liable for pollution generated by a borrower’s operations if we take a role in managing those operations after a default. We may find it difficult or impossible to sell contaminated properties.
Risks Relating to the Spin-Off and to Owning Our Common Stock
We will be subject to continuing contingent liabilities relating to HEI following the Spin-Off
After the Spin-Off, certain liabilities relating to HEI could become obligations of ASB Hawaii. For example, under applicable law, each corporation that was a member of the HEI consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Distribution is severally liable for the U.S. federal income tax liability of the entire HEI consolidated tax reporting group for such taxable period. In connection with the Spin-Off, ASB Hawaii has entered into a Tax Matters Agreement with HEI that allocates the responsibility for taxes of the HEI consolidated tax reporting group between ASB Hawaii and HEI. For a more detailed description, see “Certain Relationships and Related Party Transactions–Tax Matters Agreement.” If HEI were unable to pay any prior period taxes for which it is responsible, however, ASB Hawaii could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of U.S. federal, state, local, or non-U.S. law may establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

If the Distribution were to fail to qualify as tax-free to HEI shareholders under Section 355(a) of the Code, then HEI shareholders could be required to pay U.S. federal income taxes
It is a condition to the Distribution that HEI receive, and we have received, an opinion of HEI’s tax counsel, Skadden, on the basis of certain facts, representations, covenants and assumptions set forth in such opinion, to the effect that the Distribution will be tax-free to HEI’s shareholders under Section 355(a) of the Code. Notwithstanding receipt by HEI and us of these opinions of counsel, the Internal Revenue Service, which we refer to as the “IRS,” could assert that the Distribution does not qualify as tax-free to the HEI shareholders under Section 355(a) of the Code for U.S. federal income tax purposes. If the IRS’ challenge to tax-free treatment of HEI shareholders were successful, then, in general, each HEI shareholder receiving shares of our common stock in the Distribution would be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the shareholder, which generally would be taxed in the manner described in “The Spin-Off–U.S. Federal Income Tax Consequences of the Spin-Off – Consequences to U.S. Holders of HEI Common Stock.”
Potential indemnification liabilities to HEI pursuant to the Spin-Off could materially adversely affect us
Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities relating to or arising out of our business activities, including those of the Bank, whether incurred prior to or after the Spin-Off. For further information, see “Certain Relationships and Related Party Transactions–Agreements with HEI–Separation and Distribution Agreement.” If we are required to indemnify HEI under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities. In addition, we have agreed to indemnify HEI under certain circumstances with respect to a portion of the federal income tax that may be payable by it in connection with the Spin-Off. See “Certain Relationships and Related party Transactions–Agreements with HEI–Tax Matters Agreement.”
In connection with the Spin-Off, HEI will indemnify us against certain liabilities, but there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities or that HEI’s ability to satisfy its indemnification obligation will be not be impaired in the future
Pursuant to the Separation and Distribution Agreement, and subject to the limitations described in that agreement, HEI will indemnify us for all liabilities relating to or arising out of its non-bank business activities, whether incurred prior to or after the Spin-Off. However, third parties could seek to hold us responsible for any of the liabilities that HEI agrees to retain, and there can be no assurance that the indemnity from HEI will be sufficient to protect us against the full amount of such liabilities, or that HEI will be able to fully satisfy its indemnification obligations. HEI will not be the surviving entity in its merger with a NextEra affiliate. That affiliate will assume all of HEI’s obligations, including its indemnification obligation, by operation of law in the merger, but we will have no assurance regarding the ability of such entity to satisfy such indemnification obligations to us. Moreover, even if we ultimately succeed in recovering from HEI any amounts for which we are held liable, we may be temporarily required to bear such losses.
We may have exposure to greater than anticipated tax liabilities
The tax laws applicable to our business activities, including the laws of the United States and the State of Hawaii, are subject to interpretation. The applicable taxing authorities in the jurisdictions in which we operate may challenge our tax positions and, if successful, could increase our effective tax rate and harm our financial position and results of operations. We have been subject to regular audits by the IRS. Any adverse outcome of a future audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other tax liabilities requires interpretation of tax and judicial law and judgment by management.  Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which the determination is made.
We have no operating history as an independent publicly traded company. Our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly traded company and may not be a reliable indicator of our future results
Historically, we have generally operated on a separate company basis within the HEI corporate group, with certain exceptions, and have not relied on HEI for personnel or for corporate or other services. We have been charged for the services that we have obtained from HEI, which have included, among others, assistance with investor relations, governance expenses, information technology audit services and public company reporting relating specifically to ASB Hawaii and its subsidiary, on a fully burdened basis pursuant to cost sharing agreements established for regulatory compliance purposes and the related expenses have been included in our historical financial statements. As an independent entity, however, we may not be able to purchase goods, services or technologies, including insurance and health care benefits and computer software licenses or data processing services, on terms as favorable to us as those we have obtained as part of the HEI corporate group. In addition, while we will incur certain incremental expenses as an independent publicly traded company that we do not currently expect to be material in relation to our business as a whole, it is possible that such expenses will exceed our current estimates.

No market for our common stock currently exists, and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly
There is currently no public market for our common stock. We have applied to list our common stock on the NYSE. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for shareholders to sell our shares and could lead to our stock price being depressed or volatile.
We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, which may be beyond our control, including:

•	actual or anticipated changes in our operating results due to factors related to our business;

•	changes in interest rates;

•	changes in key personnel;

•	changes in economic conditions that may affect our performance;

•	changes in legislation or regulations;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, and those of other companies in our industry;

•	failure of securities analysts to provide research covering our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	operating and stock price performance of other comparable companies;

•	issuances of new equity securities; and

•	the amount of our common stock outstanding and the trading volume of our stock.
Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, could amplify the effect of the above factors on our stock price volatility.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.
Substantial sales of our common stock may occur following the Spin-Off, which could cause our stock price to decline
HEI shareholders receiving shares of our common stock in the Spin‑Off will generally not be restricted from selling those shares immediately in the public market. Although we have no knowledge of any plan or intention of prospective holders of significant amounts of our common stock to sell their shares following the Spin-Off, it is likely that some HEI shareholders, possibly including some of its larger shareholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives or, in the case of index funds, we are not included in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales will occur may decrease the market price of our common stock.
We cannot assure you that we will be able to pay regular cash dividends on our common stock as we currently envision
Following the Spin-Off, the declaration and payment of dividends to our shareholders will be within the discretion of our Board subject to certain limitations. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, if any, as well as legal requirements, bank regulatory capital and other constraints, industry practice and other factors that our Board deems relevant. For further information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Our common stock is not insured by the FDIC or otherwise, and you could lose the value of your investment
An investment in our common stock is not a deposit or debt obligation of the Bank or ASB Hawaii and is not insured against loss or guaranteed by the FDIC or any other government agency or authority.
Provisions in our corporate documents and Hawaii law could delay or prevent a change in control of our company, even if that change may be considered beneficial by some of our shareholders
Some provisions of our articles of incorporation and bylaws and Hawaii law could discourage, delay or prevent a change in control of ASB Hawaii that shareholders may consider desirable. These include provisions:

•	providing our Board with the authority to set the number of directors on our Board;

•	providing for the division of our Board into three classes of directors with staggered terms;

•	providing that our directors may only be removed for cause;

•	providing that only our Board may fill board vacancies;

•	prohibiting cumulative voting in the election of directors;

•	limiting who may call special meetings of shareholders;

•	allowing shareholder action only at a duly called annual or special meeting or by unanimous written consent;

•	establishing advance notice requirements for nominations of candidates for election to our Board or for proposing matters that may be acted on by shareholders at shareholder meetings;

•	establishing supermajority vote requirements for certain amendments to our articles of incorporation and bylaws; and

•
authorizing the issuance of preferred stock, the terms of which are permitted to be established by action of our Board, which stock could be issued by our Board with terms or in amounts that might make an attempt to acquire control of ASB Hawaii more difficult.

In addition, following the separation, we will be subject to Chapter 414E of the Hawaii Revised Statutes, relating to “control share” acquisitions, Chapter 417E of the Hawaii Revised Statutes (the Hawaii Corporate Take-Overs Act) and Section 414-221 of the Hawaii Revised Statutes, authorizing boards of directors to consider effects of corporate control transactions on constituents in addition to shareholders. These provisions of Hawaii law may have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock.
We believe the provisions summarized above will protect our shareholders from coercive or harmful takeover tactics by requiring potential acquirors to negotiate with our Board and by providing our Board with adequate time to assess acquisition proposals, and they are not intended to make our company immune from takeovers. However, these provisions could delay or prevent an acquisition that may be considered beneficial by some shareholders if our Board determines the transaction is not in the best interests of ASB Hawaii and our shareholders. For a more detailed description of these provisions, see “Description of Capital Stock–Certain Provisions of ASB Hawaii’s Articles of Incorporation and Bylaws, Hawaii Law and Federal Regulatory Requirements.”
We are an “emerging growth company.” The reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an emerging growth company as defined in the JOBS Act. We will remain an emerging growth company until the earliest of: (i) December 31, 2021 or, if later, the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities registered under the Securities Act, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission or SEC, which means the first day of the year following the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 and certain other criteria are met. During the period that we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	being permitted to defer adoption of certain new or revised accounting standards generally applicable to public companies until those standards also apply to private companies;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We have not included all of the executive compensation information herein that would be required if we were not an emerging growth company. In addition, we currently intend to make use of the right to defer adoption of certain new accounting standards as described above, if such new accounting standards arise during the period we remain an emerging growth company, in which event our financial statements may not be comparable to those of other public companies that are similar to us. We may also choose to make use of some or all of the other reduced disclosure requirements and exemptions available to emerging growth companies in the future. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on some or all of the reduced reporting requirements and other exemptions that are available to emerging growth companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be adversely affected.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This information statement contains “forward-looking statements.” Forward-looking statements are predictive in nature, depend upon or refer to future events or conditions and usually include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “predicts,” “estimates” or similar expressions. In addition, any statements concerning future financial performance, ongoing business strategies or prospects or possible future actions are also forward-looking statements. Forward-looking statements are not guarantees of future performance. They are based on current assumptions and expectations of our management and projections about future events and are subject to risks, uncertainties and the accuracy of assumptions concerning economic and market factors, among other things.
Risks, uncertainties and other important factors that could cause actual results to differ materially from those described in forward-looking statements included in this information statement and from historical results include, but are not limited to, the following:

•
international, national and local economic conditions, including the state of Hawaii tourism, defense and construction industries, the strength or weakness of the Hawaii real estate markets (including the fair value or the actual performance of collateral underlying loans held by the Bank, which could result in higher than expected loan loss provisions and write-offs), decisions concerning the extent of the presence of the federal government and military in Hawaii, the implications and potential impact of U.S. and foreign capital and credit market conditions and federal, state and international responses to those conditions;

•	the effects of future actions or inaction of the U.S. government or related agencies, including those related to monetary policy;

•
weather and natural disasters (including hurricanes, earthquakes, tsunamis, lava flows and the potential effects of climate change, such as more severe storms and rising sea levels), including their impact on the value of real properties securing the Bank’s loan portfolio and the Hawaii economy;

•	the effect of the timing and extent of changes in interest rates and the shape of the yield curve on loan prepayment speeds and credit risk;

•	the impact of the Dodd-Frank Act, and of the rules and regulations that the Dodd-Frank Act requires to be promulgated;

•	the impact of new consumer protection regulations adopted by the Consumer Financial Protection Bureau and enforced by bank regulatory authorities;

•
the impact of changes in other laws and regulations affecting the banking industry, including changes affecting capital requirements, increasing oversight of and reporting by banks, or affecting our lending programs or other business activities;

•
increasing competition in the banking industry, including increased price competition for deposits and possible outflows of deposits to alternative investments, which may have an adverse impact on the Bank’s cost of funds;

•
the possibility of enforcement actions by federal bank regulatory authorities or other governmental authorities, such as consent orders, required corrective actions, restrictions and penalties, which may arise, for example, with respect to compliance deficiencies under existing or new banking and consumer protection laws and regulations or with respect to capital adequacy;

•
risks associated with the geographic concentration of the Bank’s loans, its concentration in a single product type (first mortgage loans) and the Bank’s concentrations of large loans or credit lines with certain customers;

•	changes in accounting principles applicable to us;

•	faster than expected loan prepayments that cause an acceleration of the amortization of premiums on loans and investments and the impairment of mortgage-servicing assets of the Bank;

•	changes in the Bank’s loan portfolio, credit profile and asset quality, which may increase the required levels of provisions for loan losses, allowance for loan losses and charge-offs;

•	changes in the Bank’s deposit cost or mix, which may have an adverse impact on the Bank’s cost of funds;

•	changes in tax laws and regulations;

•	our lack of an operating history as an independent publicly traded company;

•
geopolitical risks, including acts or threats of terrorism, and actions taken by the U.S. or other governments in response thereto and/or military conflicts, which could adversely affect business and economic conditions abroad as well as in the U.S.; and

•	the additional risks and uncertainties discussed in this information statement under the caption “Risk Factors.”
Forward-looking statements included herein speak only as of the date of this information statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

THE SPIN-OFF
Background
On December 3, 2014, HEI announced that it and NextEra Energy had agreed to combine and that, immediately prior to the combination, HEI would distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to HEI’s shareholders on a pro rata basis. Completion of both the Distribution and the HEI Merger are subject to the satisfaction or waiver of all of the conditions to the HEI Merger set forth in the Agreement and Plan of Merger, dated as of December 3, 2014, by and among HEI, NextEra Energy and certain of its subsidiaries, which we refer to as the “Merger Agreement.” Following the Spin-Off, HEI will not own any equity interest in us, and we will operate independently from HEI. NextEra and HEI have agreed that the Distribution will occur as short a time as possible prior to the completion of the HEI Merger; if the completion of the HEI Merger is delayed for any reason, the Distribution Date may be similarly delayed.
In the HEI Merger, HEI shareholders will receive merger consideration consisting of the right to receive 0.2413 shares of NextEra Energy’s common stock, which is traded on the NYSE, for each share of HEI stock they hold (with cash being paid in lieu of the issuance of any fractional shares of NextEra Energy common stock). Immediately prior to the HEI Merger, HEI will pay a one-time special cash dividend to its shareholders of $0.50 per share of HEI common stock. We refer to this dividend as the “Special Cash Dividend.”
Reasons for the Spin-Off
Pursuant to the federal banking laws, companies engaged in commercial businesses are not permitted to own or control a federally chartered savings bank or other federally insured depository institution, with certain exceptions for, among others, certain “grandfathered” companies that acquired such ownership or control prior to enactment of the relevant banking statutes in their current form. HEI has been permitted to own the Bank pursuant to such grandfather provisions, but its grandfathered status would not apply to NextEra Energy and, therefore, NextEra Energy would not be permitted to own the Bank. Accordingly, the Merger Agreement provides that the HEI Merger is conditioned upon HEI distributing its ownership of ASB Hawaii to HEI’s shareholders, and that HEI shall complete such distribution immediately prior to the completion of the HEI Merger.
In addition, the Spin-Off will provide us with a number of benefits related to our business and operational goals.  When independent from HEI, we will be permitted to retain additional earnings which can be used to fund organic growth and distributions to our shareholders in a manner consistent with our industry peers. The Spin-Off will also provide us with greater flexibility to focus on and pursue opportunities in accordance with our own business plan.  Additionally, the Spin-Off will enable us to use our own publicly traded equity as a currency with which to pursue potential acquisitions and compensate our employees, which will better motivate and encourage the performance of our employees by providing them with the opportunity to more directly benefit from the performance of our banking business. Furthermore, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Events,” we expect to qualify for the small issuer exemption under the Durbin Amendment after the Spin-Off and thereby increase our fee income related to interchange transactions.
HEI and NextEra Energy have provided more detailed information concerning the HEI Merger to the shareholders of HEI, including delivery to HEI shareholders of a proxy statement/prospectus, dated March 26, 2015 in connection with the solicitation of proxies from HEI shareholders to approve the HEI Merger, which approval was obtained on June 10, 2015. Further information regarding the HEI Merger may be found in the registration statement on Form S-4 (Registration No. 333- 201397), in which such proxy statement/prospectus was included, as well as additional documents filed with the SEC by both NextEra Energy and HEI. For information on how to obtain documents filed with the SEC, see “Where You Can Find More Information.”
When and How You Will Receive ASB Hawaii Shares
HEI will distribute to its shareholders, as a pro rata dividend, one share of our common stock for every three shares of HEI common stock held as of the close of regular trading on the NYSE on [●], 2016, which is the Record Date for the Distribution.
Prior to the Distribution, HEI will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Continental Stock Transfer & Trust Company, Inc. will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.
If you own HEI common stock as of the Record Date, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•
Registered shareholders. If the shares of HEI common stock you own are registered in your own name on HEI’s stock register, whether they are in book entry form or in certificated form, you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership under which no physical stock certificates are issued to shareholders. You will be able to access information regarding your book-entry account holding the HEI shares at [●] or by calling [●].

Commencing on or shortly after the Distribution Date, the distribution agent will mail an account statement to you that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect that it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered shareholders.

•
“Street name” or beneficial shareholders. Most HEI shareholders own their shares of HEI common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of HEI common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of HEI common stock on the NYSE on or before the Distribution Date, you will also be selling your right to receive the shares of our common stock to be distributed in respect of the HEI shares you sold. See “–Trading Prior to or On the Distribution Date” for further information.
HEI shareholders are not being asked to take any action in connection with the Spin-Off. No shareholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of HEI common stock for shares of our common stock. Neither the number of outstanding shares of HEI common stock you hold nor the merger consideration you will be entitled to receive upon completion of the HEI Merger will change as a result of the Spin-Off. You will receive separate instructions for exchanging your HEI shares for NextEra Energy shares in connection with the Merger.
Number of ASB Hawaii Shares You Will Receive
On the Distribution Date, you will receive one share of our common stock for every three shares of HEI common stock you owned as of the Record Date. If you sell any of your shares of HEI common stock on the NYSE on or before the Distribution Date, you will also be selling your right to receive the shares of our common stock that will be distributed with respect to the HEI shares you sell. See “–Trading Prior to or On the Distribution Date” for further information.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of HEI shareholders who would otherwise be entitled to receive a fractional share. The distribution agent will distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, to such holders pro rata based on the fractional shares such holders would otherwise be entitled to receive and reduced by any required tax withholding. The distribution agent will, in its sole discretion, without any influence by HEI or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either HEI or us.
The distribution agent will send a check to each registered holder of HEI common stock who would otherwise be entitled to a fractional share in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take approximately two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to HEI shareholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “The Spin-Off–U.S. Federal Income Tax Consequences of the Spin-Off” for further information.

U.S. Federal Income Tax Consequences of the Spin-Off
Consequences to U.S. Holders of HEI Common Stock
The following is a summary of U.S. federal income tax consequences to holders of HEI common stock as a result of the Distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.
This summary is limited to holders of HEI common stock that are U.S. Holders that hold their HEI common stock as a capital asset within the meaning of the Code. A “U.S. Holder” is a beneficial owner of HEI common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to U.S. holders of HEI common stock in light of their particular circumstances, nor does it address the consequences to U.S. holders of HEI common stock subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired HEI common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons owning HEI common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to the alternative minimum tax;

•	a partnership or any other entity treated as a partnership for U.S. federal income tax purposes;

•	persons who own HEI common stock through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes; or

•	persons who hold HEI common stock through a tax-qualified retirement plan.
This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.
If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds HEI common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences of the Distribution to it.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.
The Distribution is conditioned upon HEI’s receipt of an opinion of HEI’s tax counsel, Skadden, and we have received an opinion from Skadden, on the basis of certain facts, representations, covenants and assumptions set forth in such opinions, to the effect that the Distribution will be tax-free to HEI’s shareholders under Section 355(a) of the Code and that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder upon the receipt of shares of our common stock in the Distribution;

•
the aggregate tax basis of the HEI common stock and our common stock held by each U.S. Holder immediately after the Distribution (including any fractional interests to which the shareholder would be entitled) will equal the aggregate tax basis of the HEI common stock held by the U.S. Holder immediately before the Distribution, allocated between the HEI common stock and our common stock in proportion to their relative fair market values on the date of the Distribution; and

•
the holding period of our common stock received by each U.S. Holder in the Distribution will include the holding period for the HEI common stock on which the Distribution is made, provided that such HEI common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of HEI common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period for, shares of our common stock distributed with respect to such blocks of HEI common stock.
If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Such U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the HEI common stock exceeds one year on the date of the Distribution.
The opinion of counsel will not address any U.S. state or local or non-U.S. tax consequences of the Distribution. The opinion will assume that the Distribution will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, this information statement and a number of other documents. In addition, the opinion will be based on certain representations from, and certain covenants by, HEI and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.
An opinion of counsel is not binding on the IRS, or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Neither HEI nor ASB Hawaii has requested, or intends to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Distribution.
If it were determined that the Distribution does not qualify as tax-free to the shareholders of HEI under Section 355(a) of the Code for U.S. federal income tax purposes, then, in general, each U.S. Holder receiving shares of our common stock in the Distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock, on the Distribution Date, that was distributed to the U.S. Holder. Such distribution generally would be treated as a taxable dividend to the extent of the U.S. Holder’s pro rata share of HEI’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its HEI common stock and thereafter as a capital gain.
Treasury Regulations require holders of HEI common stock who receive our common stock in the Distribution who, immediately prior to the Distribution, own (i) at least 5% of the total outstanding stock of HEI, or (ii) securities of HEI with an aggregate tax basis of $1 million or more, to attach a statement setting forth certain information related to the Distribution to their U.S. federal income tax returns for the year in which the Distribution occurs.
Treatment of the Special Cash Dividend
As described above, immediately prior to the effective time of the HEI Merger, HEI will pay the Special Cash Dividend to HEI shareholders. The proper U.S. federal income tax treatment of the Special Cash Dividend is not entirely clear under current law and we are not receiving an opinion of counsel regarding such treatment. HEI will report the Special Cash Dividend for U.S. federal income tax purposes as a dividend distribution by HEI to the extent of HEI’s current and accumulated earnings and profits. It is possible that the IRS could seek to treat the Special Cash Dividend as part of the HEI Merger consideration paid by NextEra Energy to HEI shareholders. Under this characterization, a U.S. holder of HEI common stock would recognize capital gain in the HEI Merger equal to the lesser of (i) the amount of cash received in the Special Cash Dividend and (ii) the amount, if any, by which the sum of such cash plus the fair market value of the NextEra Energy common stock received in the HEI Merger exceeded such HEI shareholder’s tax basis in the HEI common stock surrendered in exchange therefor. Further information regarding the U.S. federal income tax consequences of the HEI Merger and the Special Cash Dividend may be found in the registration statement on Form S-4 (Registration No. 333- 201397) filed by NextEra Energy with the SEC. You should consult your tax advisor to determine the tax consequences of the HEI Merger and the Special Cash Dividend to you.
Consequences to ASB Hawaii
See “Certain Relationships and Related Party Transactions–Agreements with HEI–Tax Matters Agreement” for a description of certain tax effects of the Spin-Off on ASB Hawaii and related indemnification agreements between HEI and ASB Hawaii.
Results of the Spin-Off
After the Spin-Off, we will be an independent publicly traded company. Immediately following the Spin-Off, we expect to have approximately [●] beneficial holders of shares of our common stock and approximately [●] million shares of our common stock outstanding, based on the number of HEI shareholders and shares of HEI common stock outstanding on [●], 2016 and the distribution ratio of one share of our common stock for every three shares of HEI common stock. The actual number of shares of our common stock that HEI will distribute in the Spin-Off will depend on the actual number of shares of HEI common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to HEI’s equity plans on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of HEI common stock or any rights of HEI shareholders.
We have entered into a Separation and Distribution Agreement, a Tax Matters Agreement and an Employee Matters Agreement with HEI related to the Spin-Off. These agreements will govern the relationship between us and HEI up to and after completion of the Spin-Off and allocate between us and HEI various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail herein under the caption “Certain Relationships and Related Person Transactions–Agreements with HEI.”
Listing and Trading of Our Common Stock
As of the date of this information statement, we are a wholly owned subsidiary of HEI. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “–Trading Prior to or On the Distribution Date” below for an explanation of “when-issued” trading. We intend to list our shares of common stock on the NYSE under the symbol “ASBH.”
The shares of our common stock distributed to HEI shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.
Trading Prior to or On the Distribution Date
We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of HEI common stock as of the close of regular trading on the NYSE on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of HEI common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.
Up to and including the Distribution Date, HEI common stock will trade only on a “regular-way” basis and there will be no “ex-distribution” trading market. During the period between the close of regular trading on the NYSE on the Record Date and the effective time of the Distribution, the shares of HEI common stock that trade in the regular-way market will trade with an entitlement (represented by a “due-bill”) to receive shares of our common stock in the Distribution, as well as with an entitlement to receive the Special Cash Dividend. Therefore, if you sell your shares of HEI common stock on the NYSE on or before the Distribution Date, you will also be selling your right to receive shares of our common stock in the Distribution and your right to receive the separate Special Cash Dividend. You should consult your bank, broker, nominee or other advisor before selling your shares during this period to be sure you understand the effects of the NYSE trading and due-bill procedures summarized in this paragraph.
If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from “ASBH,” which will be our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.
Conditions to the Spin-Off
The Merger Agreement provides that HEI’s obligation to effect the Distribution, on the terms and subject to the conditions set forth in the Separation Agreement referred to below, is subject to receipt by HEI of confirmation from NextEra Energy that it is ready, willing and able to consummate the HEI Merger promptly after the consummation of the Distribution. The respective obligations of HEI to effect the Distribution and complete the HEI Merger, and of NextEra Energy to complete the HEI Merger, are subject to the satisfaction or appropriate waiver, as provided in the Merger Agreement, of the conditions specified in the Merger Agreement, which include the following:

•	approval of the HEI Merger by the holders of 75% of HEI’s outstanding shares of common stock, which was obtained on June 10, 2015;

•	effectiveness of the registration statement for the NextEra Energy common stock to be issued in the HEI Merger and the listing of such shares on the NYSE;

•	expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, which expired on September 8, 2015;

•
receipt of all required regulatory approvals from, among others, the Federal Energy Regulatory Commission (which was received on March 27, 2015), the Federal Communications Commission and the Hawaii Public Utilities Commission, in each case without the imposition of any burdensome condition, as defined in the Merger Agreement;

•
the absence of any law or judgment in effect or pending in which a governmental entity has imposed or is seeking to impose a legal restraint that would prevent or make illegal the closing of the HEI Merger;

•	the absence of any material adverse effect (as defined in the Merger Agreement) with respect to either HEI or NextEra Energy;

•	subject to certain exceptions, the accuracy of the representations and warranties of, and compliance with covenants by, each of the parties to the Merger Agreement;

•	receipt by each of HEI and NextEra Energy of an opinion of its counsel regarding the tax treatment of certain transactions contemplated by the Merger Agreement;

•	effectiveness of the registration statement, referred to below, that we file with the SEC on Form 10; and

•	the determination by each of HEI and NextEra Energy that, upon completion of the Spin-Off, HEI will no longer be a savings and loan holding company or be deemed to control the Bank.
The Separation and Distribution Agreement we have entered into with HEI, which we refer to as the “Separation Agreement,” provides that the Spin-Off shall not become effective unless the conditions set forth therein have been satisfied or waived by HEI. The conditions set forth in the Separation Agreement include:

•	approval by HEI’s Board of Directors of the transactions contemplated by the Separation Agreement or any ancillary agreement;

•
our registration statement on Form 10, of which this information statement forms a part, having become effective and not being the subject of any stop order and no proceedings for that purpose having been initiated or overtly threatened by the SEC and not concluded or withdrawn;

•
this information statement, and such information concerning our company, businesses, operations, and management, the Distribution, and such other matters as we and HEI shall determine and as may otherwise be required by law, having been provided to the holders of record of HEI common stock;

•
all other actions and filings necessary or appropriate under applicable federal or state securities laws and the rules and regulations of the NYSE in connection with the transactions contemplated by the Spin-Off having been taken or made and, if applicable, having become effective or accepted;

•	receipt by HEI of the tax opinion referred to above of its counsel regarding the tax treatment of certain transactions contemplated by the Merger Agreement;

•	the NYSE having approved our common stock for listing, subject to official notice of distribution;

•
each of the ancillary agreements to the Separation Agreement having been duly executed and delivered by each of the parties thereto and no party to any of the ancillary agreements being in material breach of any such agreement;

•
any material governmental approvals and consents necessary to consummate the transactions contemplated by the Separation Agreement or any ancillary agreement, or any portion of such transactions, having been obtained and being in full force and effect; and

•
no preliminary or permanent injunction or other order, decree or ruling having been issued by a governmental authority, and no statute (as interpreted through the orders or rules of any governmental authority duly authorized to effectuate the statute), rule, regulation, or executive order promulgated or enacted by any governmental authority being in effect that prevents the consummation of, or materially limits the benefits of, the transactions contemplated by the Spin-Off.

HEI is not permitted to amend the Separation Agreement or any ancillary agreement, or to waive any material term or condition to the obligations under such agreements, without the prior written consent of NextEra Energy (which consent may not be unreasonably withheld, conditioned or delayed). Subject to this restriction, HEI has the right to choose not to complete the Spin-Off even if all of the conditions stated in the Separation Agreement are satisfied, and there are no stated conditions in the Separation Agreement to ASB Hawaii’s obligations in connection with the Spin-Off. The Separation Agreement also provides that, except as set forth in the Merger Agreement, the Separation Agreement and each of the ancillary agreements may be terminated and the Spin-Off may be amended, modified or abandoned at any time prior to its completion by and in the sole discretion of HEI without our approval or consent. For further information regarding the Separation Agreement and the ancillary agreements referred to therein, see “Certain Relationships and Related Party Transactions–Agreements with HEI.”
Reasons for Providing This Information Statement
We are providing this information statement solely to provide information to HEI’s shareholders who will receive shares of our common stock in the Spin‑Off. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of HEI. We believe that the information contained in this information statement is accurate as of the date set forth on the cover page hereof. Changes to the information contained in this information statement may occur after that date, and neither we nor HEI undertakes any obligation to update the information except as required by law.

DIVIDEND POLICY
Subject to the discretion of our Board, bank regulations and other factors, we expect to pay regular quarterly dividends to our shareholders, although we have not yet determined the amount of such dividends. Our Board will make all decisions regarding the payment of future dividends, and such decisions will depend on many factors, including our financial condition, earnings, the capital requirements of our business and covenants associated with debt obligations, if any, as well as legal requirements, bank regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will commence paying dividends in the future or, if we do commence paying dividends, that we will continue to pay dividends in the future. See “Risk Factors–Risks Relating to the Spin-Off and to Owning Our Common Stock” and “Regulation and Supervision.”

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2016. The information below does not necessarily reflect what our capitalization would have been had we operated as a separate, publicly traded company as of that date and is not necessarily indicative of our future capitalization. You should read the information set forth below in conjunction with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this information statement.

(dollars in thousands)	As of March 31, 2016
Cash and cash equivalents[1]	$230,634

Deposit liabilities	5,139,932
Indebtedness:
Other borrowings	329,081

Equity:
Common stock	346,871
Accumulated other comprehensive loss, net of tax benefits	(9,634)
Retained earnings	233,989
Total equity	571,226

Total capitalization	$6,040,239

1 Cash and cash equivalents includes $120.4 million of interest-bearing deposits.

BUSINESS
Our Company
We are a savings and loan holding company that operates through our single, wholly owned subsidiary, American Savings Bank, F.S.B., which we refer to as the “Bank.” Established in 1925, the Bank is a federal savings bank that offers a broad range of banking products to consumer and business customers in the State of Hawaii.
Headquartered in Honolulu, we are one of the largest financial institutions in the state based on total assets of $6.1 billion at March 31, 2016. We provide innovative banking, lending and investment products and services to clients statewide, primarily through our network of 55 branches and our commercial banking and financial advisory centers. As a community bank, we strive to provide a high level of customer service to our diverse base of approximately 400,000 customers, meeting their banking needs through longer banking hours, a network of 115 ATMs operated throughout the state, and our user-friendly online, phone and mobile banking platforms.
Our History
In 2015, we celebrated our 90th year of banking operations in Hawaii. Since the opening of the Honolulu office of the American Building & Loan Co. in 1925, we have grown, both organically and through a series of acquisitions. We have successfully grown our reach throughout the Hawaiian Islands, expanding our products, services and customers served, to become the third largest bank in the State of Hawaii.
A significant part of our growth was due to acquisitions in the 1970s of other local institutions. In 1987, our then parent company, Utah-based American Savings and Loan Association, created a separate subsidiary for its Hawaii operations. This subsidiary, a Honolulu-based federal savings bank, was named American Savings Bank. In 1988, HEI, our current parent and the largest public company in Hawaii today, purchased American Savings Bank as part of its diversification strategy. Over the next several years, HEI continued to invest in and grow the Bank, acquiring the Hawaii operations of First Nationwide Bank in 1990 and those of Bank of America in 1997.
Since the late 1990s, our strategic focus has been to transition from primarily single family mortgage lending and retail deposit gathering to becoming a diversified financial services institution. In 1997, we expanded into commercial lending, recruiting experienced commercial bankers and credit expertise from other local banks. Today we are one of the top three local lenders to Commercial & Industrial customers in Hawaii. Commercial & Industrial and commercial real estate loans constituted approximately 34% of our total loan portfolio at March 31, 2016. In addition, we expanded our product and service offering to include other consumer loans, cash management solutions, small business banking, and insurance and investment products and services.
Our Competitive Strengths
Our competitive strengths are derived from our long history in Hawaii, combined with the investments we have made to address the challenges and opportunities we see in the future. We focus on building the capabilities necessary to safely and profitably grow an increasingly complete and competitive banking franchise. We believe the following strengths differentiate us from our competitors and provide a solid foundation for us to grow and succeed as a stand-alone business:

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Deep experience in the attractive Hawaii banking market. Hawaii is our home and our primary market, and we have gained considerable market knowledge in our 90 years of operating here. We understand both the retail and commercial customers and the nature of the market’s business cycles. Our 55 branches are well positioned throughout the five major Hawaiian Islands and are comparable in number to our larger local peers. We believe that Hawaii is an attractive banking market that offers ample growth opportunities. Hawaii-based banks have $27 billion in loans and leases (excluding non-domestic assets), with the market growing at an 8.3% compound annual growth rate over the last three years. The bank deposit market is deep, with $38 billion in total deposits and has been growing at a 5.3% compound annual growth rate over the last 3 years. We rank third in these markets with a 17% share of loans and a 13% share of deposits. Our customer reach is comparable to the 2 larger local banks. 33% percent of households that use banks or credit unions indicate that they have an account with us.

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Disciplined credit and enterprise risk management culture and practices. We have invested extensively in data management and analytical tools to complement the practical knowledge and experience of our credit and risk experts. We have recruited highly qualified modelers and statisticians to develop and validate internal credit ratings models and portfolio monitoring approaches that are consistent with the practices of much larger institutions. We are using these tools and analytical techniques to implement risk-adjusted profitability and capital management disciplines in our day-to-day operations, as we introduce new products and as we target customers and customer groups for additional growth. We drive consistent risk assessment and monitoring through our business based on a common risk analytics framework, providing a solid foundation for continued, prudent growth in our loan portfolio and operational efficiencies that will benefit our customers as well as our productivity efforts.

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Healthy balance sheet, capital and liquidity positions. Our experience and approach to risk management have allowed us to generate more than enough capital to support our growth, and we have consistently returned more than half of our earnings to our shareholder. Our capital is high quality, with an 8.74% tier 1 leverage ratio and a 11.99% tier 1 to risk-weighted assets ratio at March 31, 2016. Our investments in credit analytics and risk management infrastructure, coupled with the strong Hawaii economy, have resulted in strong credit metrics, including low overall delinquency levels and non-performing asset balances. Our net charge offs continue to be extremely low by industry standards, totaling just an annualized 21 basis point for the three months ended March 31, 2016. We fund the bank predominantly through low cost core deposits (statement savings, checking and money market accounts), which was 85% of total funding at March 31, 2016. Our depositor base is loyal and diverse, spanning a range of checking accounts, savings accounts and certificates of deposit offered to both consumer and commercial customers. As a result, our weighted average cost of deposits of 13 basis points for the three months ended March 31, 2016 is low when compared to national peers. We maintain an investment portfolio composed of high quality liquid assets, which consist entirely of securities guaranteed explicitly (GNMA) or indirectly (FNMA and FHLMC) by the U.S. government. In addition, we have ample availability of $1.7 billion at March 31, 2016, under our credit facility with the Federal Home Loan Bank (“FHLB”) for future growth or contingency funding.

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Strong brand reputation for convenient and friendly service. We provide convenient banking for Hawaii’s consumers and small businesses with more extended weekday and weekend hours than our local peers, as well as 10 in-store branches, including 2 in selected, high traffic Walmart stores and 6 in Foodland stores, the leading local grocery chain in Hawaii. We were the first Hawaii-based bank to introduce remote-deposit capture with our mobile banking application. In addition, we have cultivated a friendly “unstuffy banking” image and high satisfaction levels that are a strategic foundation for our efforts to make banking easy for our customers as our primary focus to deepen our customer relationships. With approximately 400,000 customers, our penetration into households and businesses is as broad as our larger local peers. Expanding the number of products sold to each customer is a prime growth opportunity.

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Experienced and talented leadership team with strong ties to the community. Our executive team is comprised of an effective combination of leaders with in-market and out-of-market banking experience in significantly larger financial institutions in Hawaii, on the mainland U.S. and internationally. See “Management.” This combination of experience allows us to adapt best practices to the local market environment and more rapidly implement change initiatives. Our leaders have strong ties and avid commitment to the communities in which we live and work. Our management team members serve in leadership positions on local non-profit boards, actively participate in business forums and industry groups, and lead a company-wide culture of making an impact on our island communities. In addition, we have a highly motivated team of employees, our teammates, who have selected us as a perennial “Best Place to Work,” recognized both in Hawaii and nationally.

Our Priorities and Investment of Resources
We continuously invest in the core competencies of the Bank and our teammates to improve our competitiveness and position us to grow safely and profitably. Some of these investments increased our efficiency ratio in the short term. We made that trade-off with the confidence that they will deliver measurable shareholder value over the near and intermediate term. We have prioritized our investment of discretionary program resources, both financial and the time and attention of our leadership team, to strengthen what we call our “critical capabilities.” These are:

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Sales and sales management. We provide our teammates with training and tools to more effectively identify and meet customers’ needs, while preserving the friendly and “unstuffy banking” culture our customers appreciate. In addition to new training programs and a dedicated sales effectiveness team, we implemented a customer relationship management system for bank-wide use. This system supports customer relationship selling across our branch, mortgage, investment and small business sales teams. Many of our branches have also been physically reconfigured to shrink teller transaction space and expand consultation and sales platform space. We created a customer experience team consisting of emerging bank leaders to drive dramatic improvement in the way we deliver for our customers.

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Product development and strategic marketing. The transformation of our marketing and product development approach has been critical to our focus to deepen our customer relationships. We successfully overhauled our core deposit product and small business product line up, sold our sub-scale credit card portfolio and upgraded our offering with a third-party provider, and planned a full pipeline of product introductions to address our targeted areas of growth. We use advanced analytics to support our pricing and campaign strategies and verify their effectiveness. We are also in the process of upgrading our online and mobile banking platform to significantly enhance our ability to deliver targeted offers to customers with different demographic and relationship profiles.

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Credit management and strategy. We built robust analytical capabilities to complement the traditional individual judgment-based underwriting expertise of our credit experts. We use these capabilities to build and validate risk rating models for credit origination, risk-based pricing, portfolio monitoring and quantification of credit risk for capital adequacy purposes and in determining the proper levels of our allowance for loan losses. These capabilities are critical to our goal of expanding our product offerings and growing our loan portfolio in areas where we are underpenetrated compared to our peers.

Our Business Strategy
Our Philosophy
Our philosophy is straightforward: We are a great bank that makes people’s dreams possible. We strive to:

•	deliver on our promise to make banking easy for customers as a key point of differentiation in growing the Bank’s share of our customers’ business;

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drive shareholder value and deliver high performance with continued growth through deeper and stronger customer relationships, operational efficiencies and generating proper returns on our shareholders’ capital;

•	create a great place to work that attracts and retains the teammates we need to achieve our goals; and

•	bring positive impact to our island communities through our banking activities and community involvement.
Our Specific Business Strategies
We have identified specific opportunities that we intend to pursue over the immediate time horizon in order to reach our strategic and financial objectives:
Increase breadth of services with existing customers. We see our largest near term opportunity as deepening relationships with our existing customers. Our strong market position in home equity lines of credit (“HELOC”) is a good example of our potential to grow. For example, our market share of HELOCs grew from 21% at the beginning of 2011, when we accelerated our sales efforts, to 28% at the end of 2015. Brand surveys also consistently indicate that we are viewed very positively by our customers for our service, approachability and convenience. In a recent survey conducted by an outside marketing firm, customers cite us as their “primary bank” as frequently as our larger Hawaii-based peer banks. By focusing on a selected set of opportunities and infrastructure investments we can earn a larger portion of our customers’ banking business.
One key area for diversification and growth is the consumer lending segment. Traditionally the Bank has not focused on unsecured consumer lending and currently has only about a 12% share of this market. Each of the 3 other large banks in Hawaii is roughly double our size, or more, in unsecured consumer assets. During the past 2 years we enhanced our core unsecured product line and revamped our main unsecured consumer loans with risk-based pricing, an updated underwriting model, quick approval decisions, a stream-lined application process in branches and a state-wide advertising campaign. For consumer loans below $15,000, we now offer a stream-lined, simple application process and credit approval decisions in less than an hour in all of our branches. We are in the process of building out our full unsecured credit product line and expanding our distribution channels. Historically, the majority of our volume has come through direct mail campaigns and targeted opportunities, such as clean energy loans. Going forward, we are working to generate significantly higher volume across a mix of mail, branch, on-line, call center and third party channels, enabling us to meet our longer term loan mix target of approximately 10% consumer loans versus 3% as of March 31, 2016.
While we have a broad reach into small businesses across Hawaii, we have significant potential for more business with these customers. We currently have a deposit or lending relationship with about 40% of the small businesses in Hawaii, defined as companies with less than $5 million in annual revenue. However, we only have about 10% of the balances of business loans below $250,000 in the state. We are investing to expand our brand coverage of small businesses to support our product and distribution initiatives. We believe that we can effectively leverage our broad branch network, reputation for approachable service and broad business customer base to improve customer awareness of us as a leading bank for small business. During 2014, we released a new business deposit line with increased value to customers, which also yielded higher average fees for us. We also revised our processes for business loans and lines of credit below $50,000 to use a simplified application process, an automatically scored underwriting model and approval decisions within an hour. These changes are beginning to drive increased deposit and loan volumes, strengthen our ability to provide Small Business Administration (“SBA”) loans and enhance revenues.
Enhance fee income. Our largest immediate opportunity to enhance fee income is to regain our exemption from regulatory caps on debit card interchange fee income. Effective July 2013, we became ineligible for the “small issuer exemption” under Section 1075 of the Dodd Frank Act known as the “Durbin Amendment.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Events” for more information on the Durbin Amendment. Prior to July 1, 2013, we benefited from uncapped interchange rates which contributed approximately $6 million on an annual basis, after tax, in higher interchange fees. We expect to qualify for the small issuer exemption after the Spin-Off and thereby increase our fee income related to interchange transactions.
Another key area for fee income growth is in Business Banking. We are expanding our focus on fee-based products and services through both our own sales channels and partnerships with outside vendors. We have adjusted our cash management and transaction fees to better match competitive practices for small businesses. We now offer online Automated Clearing House (funds transfer) and wire services to all business customers, not just those that require higher-end account analysis services. We are engaging key partners to improve sales effectiveness for important in-sourced products such as credit cards, merchant services and checking services. Our enhanced online and mobile platform is expected to increase the competitiveness of our transaction and cash management services for small and medium size businesses. We are also expanding our team of dedicated business bankers and are adding more training and capability to branches with high market potential.
We believe that we also have an opportunity for fee income growth in non-deposit investment products for our mass affluent customers, an area where we are currently underpenetrated. We partner with LPL Financial LLC, which provides broker/dealer and compliance services to our team of dedicated registered representative financial advisors. While we do not plan to build a comprehensive wealth management business at this time, we believe that we can significantly expand our sales and advisory fee income from insurance and investment products through better leveraging our branch referral network, broadening our product focus, and transitioning our business model to include fee-based services. Approximately 2% of our customers work with our financial advisors. We are increasing the number of our dedicated representatives and have approximately doubled our team of licensed bank employees, which now services two-thirds of our branches with highest potential.
Expand distribution channels. We have begun a program of targeted investments in our non-branch channels to expand our sales capabilities and capacity. In addition to improving our convenience model to help deepen our customer relationships, the expanded distribution is helping to attract new customers to the Bank. One key opportunity is in the expansion of our mobile banking platform. In late 2012, we became the first Hawaii-based bank to offer remote check deposit services through mobile devices. With the leading mobile offering in the market, over 79% of our active online banking customers access the Bank’s services through their mobile devices. We are in the process of making further enhancements to our online and mobile services for both consumer and business customers.
We continue to upgrade our call center sales capabilities. Today, our call center functions primarily as a service center, with only limited product sales coming from cross-selling during in-bound service calls. We are upgrading our inbound sales and outbound calling capabilities to supplement marketing efforts in other channels.
We are also pursuing third party marketing and sales arrangements. Currently all of our revenues come from our own branches, sales forces or other internal channels. We are developing new partnerships and referral arrangements across several businesses, including unsecured consumer loans, wealth management and small business services. We believe these arrangements have the potential to generate a significant new source of business volume in selected products over time.
Pursue additional opportunities with larger commercial customers. We are well positioned in Hawaii’s commercial lending market overall and strong in the segments where we focus. We are a mid-market, cash flow lender. We have maintained good customer management discipline through the low interest rate environment of the recent years and our resulting portfolio has good overall asset quality and profitability. We have built expertise and market leadership in several segments, including the food service industry, clean energy commercial financing, New Markets Tax Credit financing and employee stock ownership plans (“ESOP”) lending.
We are an opportunistic participant in selected, Shared National Credits (“SNC”) exposures within defined risk parameters (including liquidity) and pricing levels, with individual exposures predominately in the $5 to $10 million range. Our portfolio is well-diversified and our conservative loss mitigation strategy requires sell down in early stages of borrower financial deterioration or security valuation declines. Our portfolio of SNC participations totaled approximately $239 million at March 31, 2016. As an independent company we will have the opportunity, within the limits of our federal savings bank charter, to continue to expand our commercial lending and opportunistic SNC participation.
We are also a participant in loans originated by other banks in the Hawaii market. Although we are not the agent lender in the transaction, an independent credit analysis of the borrower and the collateral is performed to ensure that the loan participation arrangement meets our underwriting and risk standards. Our portfolio of commercial loan participations totaled approximately $116 million at March 31, 2016.

An additional area for growth in our local market is in commercial real estate lending. We are currently underrepresented in this sector when compared to local peers. Historically, our commercial real estate portfolio has performed well, with a very conservative risk profile and low delinquency levels throughout economic cycles. Currently, there is growing opportunity in this market due to the strong Hawaii economy, construction of a new commuter rail line on the island of Oahu, and new development areas with significant demand from local, national and international investors. While we do not intend to change our risk profile other than to address the maturing market in certain asset classes, the increase in activity will continue to provide transactions that meet our underwriting and risk standards.
Gain operational efficiencies. We have set clear productivity goals to drive the Bank’s efficiency ratio below 60% over the next 2 to 3 years, from approximately 65% in 2015. Our plans include a combination of revenue growth and cost reduction actions as we leverage the investments we have made in our risk management and operational infrastructure. We measure our branches and business origination teams on their profitability, and we add or reduce resources and costs according to the opportunity. We challenge our operations teams to reduce unit servicing costs and adjust to changing business volumes. Our supporting teams, such as Human Resources and Finance, strive to hold and reduce costs as the Bank grows. We regularly consider “build” vs. “buy” alternatives for quality and cost advantages. In consideration of Hawaii’s high occupancy costs, we have consolidated our physical footprint and shed tens of thousands of square feet of facilities space over the past five years. We plan to combine our non-branch spaces into a single campus.
Employees
At March 31, 2016, we had 1,134 full time equivalent employees, none of whom are represented by collective bargaining agents. We focus on providing a great employee experience as a key part of our vision and we believe that our employee relations differentiate us in the market. We have been nationally recognized as a Best Bank to Work For by the American Banker publication since the inception of the designation (3 years) and have been consistently recognized locally for the past 7 consecutive years as one of the Best Places to Work in Hawaii by Hawaii Business Magazine. We have also been recognized by Fortune Magazine as one of the 100 Best Workplaces for Women and 50 Best Workplaces for Diversity.
We have received various other awards relating to our employee experience, including selection by: the Hawaii Psychological Association as a Psychosocially Healthy Workplace three times; the American Heart Association as a Gold Level, Fit Friendly workplace for four consecutive years; and by Pacific Business News as one of Hawaii’s Healthiest Employers.
Competition
The banking industry in Hawaii is highly competitive. At March 31, 2016, there were eight financial institutions insured by the FDIC headquartered in the State of Hawaii. While we are one of the largest financial institutions in Hawaii, based on total assets, we face vigorous competition for deposits and loans from 2 larger banking institutions based in Hawaii and from smaller institutions that heavily promote their services in niche areas, such as providing financial services to small and medium-sized businesses, as well as national financial services organizations. Competition for loans and deposits comes primarily from other savings institutions, commercial banks, credit unions, securities brokerage firms, money market and mutual funds and other investment alternatives. We face additional competition in seeking deposit funds from various types of corporate and government borrowers, including insurance companies. Competition for origination of mortgage loans comes primarily from mortgage banking and brokerage firms, commercial banks, other savings institutions, insurance companies and real estate investment trusts.
To remain competitive and continue building core franchise value, we continue to develop and introduce new products and services to meet the needs of our consumer and commercial customers. Additionally, the banking industry is constantly changing and we are making the investment in our people and technology necessary to adapt and remain competitive. We compete for deposits primarily on the basis of the variety of types of savings and checking accounts we offer at competitive rates, the quality of the services we provide, the convenience of our branch locations and business hours, and convenient automated teller machines. The primary factors in our competition for mortgage and other loans are the competitive interest rates and loan origination fees we charge, the wide variety of loan programs we offer and the quality and efficiency of the services we provide to borrowers and the business community.
Properties
The following table sets forth the number of bank branches and non-branch facilities owned or leased by the Bank:

	Number of facilities
March 31, 2016	Owned	Leased	Total
Branches
Oahu	7	31	38
Maui	3	4	7
Hawaii	3	2	5
Kauai	2	2	4
Molokai	0	1	1
	15	40	55
Non-branch	5	2	7

At March 31, 2016, the net book value of our bank branches and office facilities was $67 million, consisting of $60 million in net book value of the land and improvements for the bank branches and office facilities owned by the Bank and $7 million in net book value of the Bank’s leasehold improvements. The leases expire on various dates through February 2033, but many of the leases have extension provisions.
At March 31, 2016, the Bank owned 115 automated teller machines.
The Bank owns or leases approximately 181,000 square feet of office buildings and land, primarily on the island of Oahu, for our support teams. Included in the non-branch facilities are our main office in downtown Honolulu and the Bank’s operations center located in Mililani.
On November 24, 2014, we purchased a lot at 230 North Beretania Street in Honolulu where we plan to build our corporate campus. Our intention is to consolidate all of the support offices into one location. At the time that we open our new campus, we will divest our unneeded space, which will consist of a combination of leased and owned properties.
Legal Proceedings
We are a party to legal proceedings that arise from time to time in the normal course of our business. While the outcome of such litigation cannot generally be predicted, we are not currently aware of any such litigation that would reasonably be expected to have a material adverse impact on our financial condition or results of operations.

REGULATION AND SUPERVISION

General
In our capacity as a savings and loan holding company, we are regulated and subject to supervision and examination by the Federal Reserve Board, or “FRB.” The Bank is subject to extensive regulation and supervision by the Office of the Comptroller of the Currency, or “OCC,” as its primary federal regulator and by the Federal Deposit Insurance Corporation, or “FDIC,” as the insurer of its customer deposits. The OCC’s supervision and regulation of the Bank extends to substantially all aspects of the Bank’s activities, including, among others, capital standards, general lending and investment authority, deposit taking and borrowing authority, mergers and other business combination transactions, establishment of branch offices and permitted subsidiary investments and activities. The OCC has primary enforcement responsibility over federal savings banks and, as is also the case for the FRB at the holding company level, has substantial discretion to take enforcement actions against an institution that fails to comply with applicable capital and other regulatory requirements. In addition, the FDIC has the authority to recommend to the OCC that enforcement action be taken with respect to a particular federal savings bank and, if action is not taken by the OCC, the FDIC has authority to take such action under certain circumstances.
The Bank is also subject to regulations issued by the FRB concerning reserves required to be maintained against customer deposits, transactions with affiliates, the Truth in Lending Act and certain other matters.
The extensive system of regulations to which the Bank and we are subject is intended primarily for the protection of banking customers and the FDIC Deposit Insurance Fund rather than for shareholders. Changes in the applicable laws or regulations of the OCC, the FDIC, the FRB or other regulatory authorities could have a material adverse impact on the Bank and us, our consolidated operations, and the value of our debt and equity securities.
The following paragraphs summarize certain of the laws and regulations that apply to us and to the Bank. These descriptions of statutes and regulations and their possible effects are not complete descriptions of all of the provisions of those statutes and regulations and their possible effects on us, nor do they identify every statute and regulation that may apply to us.
Regulatory Reform Legislation
The Dodd-Frank Act, which became law in July 2010, is intended to address perceived weaknesses in the U.S. financial regulatory system and to prevent or reduce the severity of future economic and financial crises. Among many other regulatory changes, the Dodd-Frank Act transferred the regulatory authority of the Office of Thrift Supervision with respect to federal savings banks and their holding companies to the OCC and the FRB, respectively.
The Dodd-Frank Act requires the federal banking agencies to establish consolidated risk-based and leverage capital requirements all for depository institutions and their holding companies that are not lower than those to which insured depository institutions were subject as of July 2010. By statute and regulation, a holding company also is required to serve as a source of financial and managerial strength for each depository institution it controls and, under appropriate circumstances, may be required to commit resources to support each such controlled depository institution. This support may be required at times when the holding company may not have the resources to provide the support or when such actions are not in the best interests of the holding company or its shareholders. The Dodd-Frank Act also provided for the creation of the Consumer Financial Protection Bureau, or “CFPB.” The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB’s supervisory authority does not extend directly to insured depository institutions having less than $10 billion in assets. Instead, the substantive provisions of rules adopted by the CFPB are enforced with respect to such institutions by the OCC.
The CFPB has issued an “ability to repay” rule that applies to our residential mortgage lending business. Under the rule, lenders must verify the accuracy of the financial information supplied by prospective borrowers and determine whether the consumers have sufficient assets or income to repay both the principal and interest of the loan over the long term, and not just during an introductory period when the interest rate on the loan may be lower.
Section 619 of the Dodd-Frank Act, (commonly known as the “Volcker Rule”), together with implementing interagency rules, prohibits banking entities from acquiring and retaining an ownership interest in, sponsoring, or having certain relationships with “covered funds,” as those terms are defined under the Volcker Rule and subject to certain exclusions and exceptions. The Volcker Rule also prohibits banking entities from engaging in proprietary trading, except pursuant to certain limited exceptions. We do not currently anticipate that the Volcker Rule will have a material effect on our operations as we do not engage in proprietary trading, do not have any ownership interest in any funds that are not permitted under the Volcker Rule, and do not engage in any other of the activities prohibited by the Volcker Rule.

Regulatory Capital Requirements
The OCC administers two sets of capital standards for the Bank: minimum regulatory capital requirements and prompt corrective action requirements.
In July 2013, the OCC and the Federal Reserve approved final rules that substantially amended the regulatory risk-based capital rules applicable to the banking entities they supervise, including both the Bank and us, beginning January 1, 2015. The rules include new risk-based capital and leverage ratios, which are being phased in from 2015 to 2019, and refine the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to the Bank and us under the final rules represented the following changes to the applicable capital adequacy requirements: (i) a new common equity Tier 1 risk-based capital ratio; (ii) an increase in the Tier 1 risk-based capital ratio minimum requirement from 4.0% to 6.0%; and (iii) a leverage ratio minimum requirement of 4.0% for all institutions, whereas prior to January 1, 2015, banks that received the highest rating of five categories used by banking regulators to rate banks and were not anticipating or experiencing any significant growth were required to maintain a leverage capital ratio of at least 3.0%. The final rules also establish a “capital conservation buffer” above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The capital conservation buffer will be phased-in over four years beginning on January 1, 2016, as follows: the maximum buffer is 0.625% of risk-weighted assets for 2016, 1.250% for 2017, 1.875% for 2018, and 2.500% for 2019 and thereafter, resulting in the following minimum ratios beginning in 2019: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. Under the final rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if their capital levels fall below the buffer amount. These limitations establish a maximum percentage of eligible retained income that may be utilized for such actions.
In assessing an institution’s capital adequacy, the federal bank regulatory authorities take into consideration not only quantitative factors, such as capital ratios, but also qualitative factors. They have the authority to establish higher capital requirements for individual institutions to the extent they deem necessary. Federal banking laws further require the relevant federal banking regulator, which is the OCC in the case of the Bank, to take “prompt corrective action” with respect to a depository institution if that institution does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Generally, a capital restoration plan must be filed with the OCC within 45 days after the date an institution receives notice that it is “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” and the plan must be guaranteed by any parent holding company. In addition, various mandatory supervisory actions become immediately applicable to the institution, including restrictions on asset growth and other forms of expansion. Effective January 1, 2015, the minimum capital ratios required to be considered “well capitalized” under the prompt corrective action regulations are: (1) a total capital to risk-weighted assets ratio of 10.0%, (2) a tier 1 capital to risk-weighted assets ratio of 8.0%, (3) a common equity tier 1 capital to risk-weighted assets ratio of 6.5% and, (4) a leverage ratio (tier 1 capital to average assets) of 5.0%.
At March 31, 2016 and December 31, 2015, the Bank was in compliance with all capital requirements and was categorized as “well capitalized” under the regulatory framework for prompt corrective action.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Capital” for information regarding the Bank’s actual and required capital levels at March 31, 2016 and December 31, 2015, and compliance by the Bank and ASB Hawaii with the new capital rules that became effective January 1, 2015.
Restrictions on Dividends and Other Capital Distributions
Under the OCC and FRB capital distribution regulations, a federal savings bank that is a subsidiary of a savings and loan holding company must notify the OCC and the FRB at least 30 days prior to the declaration of any dividend on or repurchase of the savings bank’s stock or other capital distribution transaction. The 30-day period provides an opportunity to the OCC and the FRB to object to the proposed dividend if it would have an adverse effect on the institution’s capital position, would raise safety and soundness concerns, or would violate a prohibition contained in any statute, regulation, enforcement action (whether formal or informal), agreement between the institution or its holding company and regulators, or condition imposed by regulators.
An application to the OCC for specific approval to pay a dividend is required if: (1) the total of all capital distributions made during that calendar year (including the proposed distribution) exceeds the sum of the institution’s year-to-date net income and its retained income for the preceding two years; (2) the institution is not entitled under OCC regulations to “expedited treatment” (which is available only to institutions the OCC regards as well run and adequately capitalized); (3) the institution would not be at least “adequately capitalized” following the proposed capital distribution; or (4) the distribution would violate an applicable statute, regulation, agreement, or condition imposed on the institution by the OCC.

Deposit Insurance
The FDIC is an independent federal agency that insures customer deposits of federally insured banks and savings institutions up to prescribed statutory limits. Pursuant to the Dodd-Frank Act, the maximum deposit insurance amount was increased to $250,000 per insured account. Generally, the amounts of all deposits held by a depositor in the same capacity (even if held in separate accounts) are aggregated for purposes of applying the insurance limit.
The FDIC charges an annual assessment for deposit insurance based on the risk an institution poses to the FDIC Deposit Insurance Fund. The FDIC determines such risk based on its judgment as to the institution’s relative risk of default as measured by regulatory capital ratios and other supervisory factors. The FDIC’s overall premium rate structure is subject to change from time to time to reflect its actual and anticipated loss experience. The financial crisis that began in 2008 resulted in substantially higher levels of bank failures than had occurred in the immediately preceding years in response to which the FDIC increased its deposit insurance premium rates.
The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or if the institution has engaged in unsafe or unsound practices that pose a risk to the FDIC’s Deposit Insurance Fund or the financial interests of the bank’s depositors.
Community Reinvestment Act
The Bank is subject to the provisions of the Community Reinvestment Act of 1977, or “CRA.” The CRA requires that federally insured banks and savings institutions make efforts to meet the credit needs of the communities they serve, including low- and moderate-income neighborhoods. The CRA requires the OCC to assess an institution’s performance in meeting the credit needs of its communities as part of its examination of the institution, and to take such assessments into consideration when reviewing the institution’s applications for mergers, acquisitions, opening new branch offices and other transactions. An unsatisfactory CRA rating may be the basis for denying an application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings bank’s CRA performance, the OCC assigns ratings of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” The Bank’s “outstanding” rating was reaffirmed in its most recent CRA examination.
Qualified Thrift Lender Test
The Home Owners’ Loan Act (“HOLA”) requires all federal savings banks to meet a qualified thrift lender (“QTL”) test. Under the QTL test, a savings institution is required to maintain at least 65% of its portfolio assets (total assets less certain liquid assets, goodwill and other intangible assets, and property used to conduct business) in certain “qualified thrift investments,” which primarily consist of loans and other investments related to housing, FHLB stock and small business loans, on a monthly basis during at least 9 out of every 12 months. A federal savings bank’s failure to remain a QTL will result in immediate restrictions on new investments and establishing new branch locations, as well as dividend restrictions, each as if the savings bank were a national bank. If a federal savings bank fails to maintain QTL status for one year, the bank’s holding company is required to register as a bank holding company subject to all of the business activity restrictions and other provisions of the Bank Holding Company Act of 1956, as well as other applicable statutes. If a federal savings bank fails to maintain QTL status for three years, the bank must dispose of any investment and not engage in any activity that is not allowed for both a national bank and a federal savings bank. The Bank is in compliance with its QTL requirements.
Anti-Money Laundering (“AML”) Requirements
The Bank Secrecy Act provides the federal government with powers to prevent, detect and prosecute terrorism and international money laundering. Financial institutions must have a number of programs in place to comply with this law, including among others: (1) a program to manage AML risk and to comply with the Bank Secrecy Act pursuant to which, among other requirements, financial institutions must report certain currency transactions of their customers and must implement policies and procedures designed to assure the accuracy of such reports; (2) a customer identification program designed to determine the true identity of customers, document and verify the information provided by a customer, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (3) establish a program for monitoring the timely detection and reporting of suspicious activity and reportable transactions. Failure to comply with these requirements may result in regulatory action, including the issuance of cease and desist orders, imposition of civil money penalties and adverse changes in an institution’s regulatory ratings, which could adversely affect its ability to obtain regulatory approvals for business combinations or other desired business objectives.

Privacy Protection
The Bank is subject to OCC regulations implementing the financial data privacy protection provisions of federal law. These regulations generally prohibit financial institutions from disclosing nonpublic personal information of customers to third parties for certain purposes unless customers have the opportunity to opt out of the disclosure. The Bank must disclose its privacy policies in a written notice provided to customers at the time of establishing the customer relationship and annually thereafter. The notice must accurately reflect the Bank’s privacy policies and practices, including identifying with whom the Bank shares nonpublic personal financial information and the purposes of such sharing. In addition, to the extent its sharing of such information is not covered by an exception, the Bank is required to provide each of its customers with the ability to instruct the Bank not to share the customer’s nonpublic personal financial information with unaffiliated third parties.
The Bank is also subject to federal standards for safeguarding customer information. The standards reflect the federal banking agencies’ expectations for the Bank’s creation, implementation and maintenance of an information security program, including administrative, technical and physical safeguards appropriate to the size and complexity of the institution, and the nature and scope of its activities. The standards are intended to promote security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and information, and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.
The Bank is also subject to state laws governing the privacy and security of personal information and requiring notification to individuals, state authorities, and the media in the event of a breach in the security of certain of such personal information.
Environmental Regulation
We may be subject to the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), Hawaii Environmental Response Law and other statutes and regulations which impose liability for environmental cleanup costs on certain categories of responsible parties. These laws generally exempt persons whose interest in real property consists solely of a mortgage or other security for the repayment of a loan, provided that the persons do not participate in the management of the property.
Consumer Protection and Other Laws
The Bank is subject to federal and state consumer protection laws which affect deposit and lending activities, such as the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, among others. The Bank is also subject to federal laws regulating certain of its lending practices, such as the Flood Disaster Protection Act, and laws requiring reports to regulators of certain customer transactions, such as the Currency and Foreign Transactions Reporting Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
The following table presents our selected consolidated historical financial data for the periods and as of dates shown. Our selected historical statement of income data for the years ended December 31, 2015, 2014, and 2013; and our selected historical balance sheet data at December 31, 2015 and 2014 were derived from our historical audited consolidated financial statements that are included elsewhere in this information statement. Our selected historical statement of income data for the years ended December 31, 2012 and 2011; and our selected historical balance sheet data at December 31, 2013, 2012 and 2011 were derived from our audited consolidated financial statements that are not included in this information statement. Our selected historical statement of income data for the three months ended March 31, 2016 and 2015 and our selected historical balance sheet data at March 31, 2016 were derived from our unaudited consolidated financial statements that are included elsewhere in this information statement.
The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Our operating results for the three months ended March 31, 2016 are not necessarily indicative of those to be expected for the year ended December 31, 2016 or for any future period.
You should review the selected consolidated historical financial data presented below in conjunction with our consolidated financial statements and the accompanying notes thereto, that are included elsewhere in this information statement, and the information included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial data below does not necessarily reflect what our financial position, results of operations and cash flows will be in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly traded company during the periods presented.

Selected Historical Financial and Other Data
ASB Hawaii, Inc. and Subsidiary	Three months ended March 31,		Years ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Operating results
Net interest income	$ 50,377	$ 45,523	$ 188,576	$ 180,478	$ 175,987	$ 178,587	$ 184,584
Provision for loan losses	4,766	614	6,275	6,126	1,507	12,883	15,009
Total noninterest income	15,386	16,099	67,832	61,212	72,084	75,663	65,354
Total noninterest expense[1]	41,441	40,383	166,435	156,503	157,589	150,901	142,177
Net income[1]	12,650	13,472	54,662	51,160	57,623	58,622	59,235
Basic earnings per share[1,2]	127	135	547	512	576	586	592
Financial ratios
Return on average assets[1]	0.84%	0.96%	0.94%	0.94%	1.13%	1.18%	1.21%
Return on average stockholder’s equity[1]	8.89	9.93	9.91	9.55	11.38	11.67	11.88
Net loans to total deposit liabilities	89.30	92.64	90.86	94.93	94.00	88.35	89.50
Average stockholder’s equity to average assets[1]	9.45	9.63	9.53	9.89	9.91	10.14	10.23
Tangible stockholder’s equity to tangible assets[1,3]	8.07	8.20	8.04	8.26	8.51	8.39	8.41
Net interest margin[4]	3.62	3.52	3.53	3.62	3.74	3.93	4.12
Noninterest income to average assets[1]	1.02	1.14	1.17	1.13	1.41	1.53	1.34
Noninterest expense to average assets[1]	2.75	2.87	2.88	2.89	3.08	3.04	2.92
Efficiency[1,5]	63.02	65.53	64.91	64.75	63.53	59.35	56.88
Net charge-offs to average loans	0.21	0.04	0.04	0.01	0.09	0.24	0.49
Average balances
Average loans	$ 4,631,430	$ 4,443,558	$ 4,496,236	$ 4,282,827	$ 3,955,550	$ 3,734,166	$ 3,618,527
Average assets[1]	6,022,719	5,634,646	5,784,680	5,416,209	5,111,568	4,956,476	4,875,572
Average deposit liabilities	5,043,481	4,680,433	4,803,671	4,510,811	4,287,227	4,120,795	4,031,923
Average stockholder’s equity[1]	569,374	542,592	551,423	535,925	506,521	502,512	498,807

	March 31,	December 31,
(dollars in thousands)	2016	2015	2014	2013	2012	2011
Balance sheet totals
Net loans	$ 4,589,950	$ 4,565,781	$ 4,389,033	$ 4,110,113	$ 3,737,233	$ 3,642,818
Total assets[1]	6,140,535	6,014,803	5,568,165	5,246,768	5,044,478	4,911,901
Total deposit liabilities	5,139,932	5,025,254	4,623,415	4,372,477	4,229,916	4,070,032
Stockholder’s equity[1]	571,226	559,439	535,190	521,891	498,569	488,472
Asset quality
Allowance for loan losses	$52,326	$50,038	$ 45,618	$ 40,116	$ 41,985	$ 37,906
Nonaccrual loans	46,913	46,035	36,886	48,521	64,887	66,754
Allowance for loan losses to loans receivable held for investment	1.13%	1.08%	1.03%	0.97%	1.11%	1.03%
Allowance for loan losses to nonaccrual loans	112	109	124	83	65	57
Nonaccrual loans to loans receivable held for investment	1.01	1.00	0.83	1.17	1.72	1.81
Nonperforming assets to total assets[1]	0.78	0.78	0.68	0.95	1.41	1.51
Capital ratios (Bank-level only)
Common equity tier 1	11.99%	12.07%	N/A	N/A	N/A	N/A
Tier 1 capital	11.99	12.07	11.28%	11.17%	11.68%	11.89%
Total capital	13.23	13.27	12.35	12.13	12.77	12.92
Tier 1 leverage	8.74	8.82	8.91	9.12	9.15	9.04
Non-financial data
Full-time equivalent employees	1,134	1,152	1,162	1,159	1,170	1,096
Branches	55	56	56	57	57	57

[1]	Amounts for prior periods have been updated to reflect the first quarter 2015 retrospective adoption of ASU No. 2014-01.

[2]	Earnings per share information based on 100 shares outstanding during each period.

[3]
The tangible stockholder’s equity and tangible assets are non-GAAP measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures” for additional information.

[4]
Net interest margin is defined as net interest income, on a fully taxable-equivalent basis, as a percentage of average total interest-earning assets. Interest income includes taxable equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of nil, nil, nil,

$0.2 million, $0.9 million, $0.8 million, and $0.5 million for the three months ended March 31, 2016 and 2015 and years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

[5]	Efficiency ratio is defined as total noninterest expense divided by the sum of net interest income and total noninterest income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” and the matters set forth in this information statement generally. The following discussion is based on, and should be read in conjunction with, our audited and unaudited consolidated financial statements and related notes included elsewhere in this information statement, as well as “Selected Historical Financial and Other Data” and the other financial information included elsewhere in this information statement.
Overview
We are a savings and loan holding company that operates through our single, wholly owned subsidiary, American Savings Bank, F.S.B., which we refer to as the “Bank.” Established in 1925, the Bank is a federal savings bank that offers a broad range of banking products to consumer and business customers in the State of Hawaii.
Headquartered in Honolulu, we are one of the largest financial institutions in the state based on total assets of $6.1 billion at March 31, 2016. We provide innovative banking, lending, and investment products and services to clients statewide, primarily through our network of 55 branches and our commercial banking, financial advisory and mortgage centers. As a community bank, we strive to provide a high level of customer service to our diverse base of approximately 400,000 customers, meeting their banking needs through longer banking hours, a network of 115 ATMs operated throughout the state, and our user-friendly online, telephone and mobile banking platforms. We operate our business through a single segment.
We offer a suite of different lending products for consumer and commercial clients, which target attractive risk adjusted returns on capital. We effectively leverage our deposit franchise to drive loan originations and related fee income business.
We originate, sell and service residential loans for single family properties located primarily in the State of Hawaii. Residential loans represent a significant portion of our overall loan portfolio, accounting for $2.1 billion, or approximately 45% of average loan balances at March 31, 2016. Our residential mortgage loan products are typically fixed or variable rate loans with 15 or 30-year terms. We have intentionally decreased our overall exposure to residential loans over the past several years by selling a portion of the mortgages we originated and through originating other attractive loan types in order to diversify our loan mix and mitigate interest rate risk.
One key source of loan mix diversification has been in the strategic growth of our home equity lines of credit (“HELOC”) portfolio. Though we have been historically underrepresented in this segment of the local market, we have been able to grow market share in this area successfully through an efficient loan origination platform and attractive product offering while still maintaining a strong credit risk profile. At March 31, 2016, HELOC loans accounted for $851 million, or 18%, of average loan balances.
We continue to grow in our commercial and commercial real estate portfolios as the strong Hawaii economy drives demand for these product types. In addition to originating loans to companies based in Hawaii, we also invest in nationally syndicated loans and lines of credit that meet our established credit and return criteria. At March 31, 2016, commercial loans totaled $749 million, of which $249 million were nationally syndicated loans, and commercial real estate loans were $808 million of average loan balances.
Prior to 2015, consumer loans had been a shrinking segment of our overall loan portfolio, due to limited product offerings coupled with the strategic sale of our credit card portfolio in 2013. Underpenetrated in this segment when compared to local peers, we are well positioned for growth in this area, as we leverage recent investments in our origination platform and risk monitoring and management infrastructure. Currently, our consumer loan products include secured and unsecured personal installment loans and lines of credit. Consumer loans of $128 million were 3% of average loan balances at March 31, 2016.
We have a diverse and loyal depositor base, spanning a range of checking accounts, savings accounts and certificates of deposit offered to both consumer and commercial customers, which provides us with a stable and flexible source of low cost funding. We have been successful at growing our deposit base and attracting new consumer and commercial customers through enhancing product offerings and providing a high level of customer service and convenience. At March 31, 2016, average deposit liabilities were $5.0 billion, which was $240 million higher than the December 31, 2015 average deposit liabilities of $4.8 billion. Average cost of deposits was 0.13% for the three months ended March 31, 2016 and average core deposits comprised 90% of average deposit liabilities.

Recent Events
Effective July 2013, we became ineligible for the “small issuer exemption” under Section 1075 of the Dodd-Frank Act, known as the “Durbin Amendment.” The Durbin Amendment requires the Federal Reserve to issue regulations limiting any interchange fee that a debit card issuer may receive. The Durbin Amendment also requires the Federal Reserve to exempt “any issuer that, together with its affiliates, has assets of less than $10 billion.” This exemption is known as the “small issuer exemption.” Because the Durbin Amendment asset test includes total consolidated assets of our affiliates as well as our own, we did not qualify for the small issuer exemption. This resulted in our receiving lower debit card interchange fees. The estimated net income impact of the lower debit card interchange fees was $1.5 million for the three-month periods ended March 31, 2016 and 2015 and was $6 million in the years 2014 and 2015. With the Spin-Off, we expect to regain the “small issuer” exemption and qualify for higher debit card interchange fees.
Key Factors Affecting Our Business
Macro-Economic Conditions
Our business is affected by national, local, and global economic conditions and trends. The strength of national and global economic activity, the level of unemployment, the trend of housing markets, the direction of interest rates, and the health of the Hawaii visitor industry are significant macro-economic factors that impact our business.
The U.S. economy continues to expand at a moderate pace with the unemployment rate at 5.0% in March 2016. Monthly job gains averaged 209,000 during the first quarter of 2016. Although consumer confidence remains high, it has been slowly declining since the beginning of the year.
Hawaii’s economic growth has been slightly above the national average. Hawaii’s tourism industry, a significant driver of Hawaii’s economy, ended the first 2 months of 2016 with continued strength in arrivals and visitor expenditures as compared to the same period a year ago. Visitor expenditures increased 3.8% and arrivals increased 5.2% compared to the first 2 months of 2015. The Hawaii Tourism Authority expects scheduled nonstop seats to Hawaii for the second quarter of 2016 to decrease by 0.2% over the second quarter of 2015 driven by an expected decrease in domestic seats from the East Coast (-7.2%) and international seats from Japan (-5.3%) and Canada (-4.3%).
Hawaii’s unemployment rate continued to decline to 3.1% in March 2016, which was lower than the state’s unemployment rate of 3.9% in March 2015 and the March 2016 national unemployment rate of 5.0%.
Hawaii real estate activity, as indicated by the home resale market, experienced growth in median sales prices in the first quarter of 2016. Median sales prices for single family residential homes and condominiums on Oahu increased 7.2% and 4.5%, respectively, over the first quarter of 2015. The number of closed sales was also up slightly above 17% for both housing types in the first quarter of 2016.
Hawaii’s petroleum product prices reflect supply and demand in the Asia-Pacific region and the price of crude oil in international markets. In 2016, prices of all petroleum fuels have continued to fall to historic lows. The price of oil remains volatile with significant market price sensitivity towards increasing global oil stocks and economic uncertainty in China and India.
At its March 2016 meeting, the Federal Open Market Committee (FOMC) signaled the federal funds rate target of 0.25% to 0.5% would likely remain through its April meeting and until the global economy improves.
Overall, Hawaii’s economy is expected to see a continuation of 2016’s moderate expansion. Tourism gains will be marginal, with domestic gains being offset by losses due to currency volatility. Construction remains high, as activity is expected to continue in 2016 as planned and permitted building continues and as new recently approved projects begin. The biggest risk to local economic growth aligns with the risk and uncertainty of the global economy and its potential impact on the U.S. economy as a whole.

Credit Trends
We continued to have good credit quality during the first quarter of 2016, reflecting prudent credit risk management and a strong Hawaii economy. Delinquency rates have decreased from 0.57% of total loans receivable at December 31, 2015 to 0.53% of total loans receivable at March 31, 2016. Our net charge-offs for the three months ended March 31, 2016 of $2.5 million increased $2.1 million from $0.4 million for the three months ended March 31, 2015. Our annualized net charge-offs as a percentage of total average loans were 0.21% for the three months ended March 31, 2016, compared to 0.04% for the three months ended March 31, 2015. The increase in net charge-offs was primarily due to an increase in net charge-offs for our unsecured consumer loan product offering and a loan charge-off related to one commercial borrower. Despite an increase in 2016, net charge-offs are low compared to other banks with a similar asset size.
Interest Rates
Our earnings depend primarily on net interest income, which is the difference between interest earned on earning assets and interest paid on interest-bearing liabilities. Net interest income is influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities as well as external factors such as the local economy, competition for loans and deposits, the monetary policies of the FRB and market interest rates.
The yields generated by our loans and investment securities are typically driven by short-term and long-term interest rates, which are set by the market or, at times, by the FRB’s actions. The cost of our deposits and wholesale borrowings is primarily based on short-term interest rates, which are driven by the FRB’s actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur. In 2015, short-term and long-term interest rates remained at low levels by historical standards. Several benchmark rates, such as the federal funds rate and short-term LIBOR were near zero. Further downward shifts in the yield curve or a decline in longer-term yields relative to short-term yields (a flatter yield curve) would have an adverse impact on our net interest margin and net interest income. The low interest rate environment has compressed our net interest margin prior to 2016.
At its December 2015 meeting, the Federal Open Market Committee (“FOMC”) increased the federal funds rate target from 0.25% to 0.50% for the first time in seven years. The FOMC stated that there had been considerable positive improvements in labor market conditions which led to the rate adjustment. The FOMC will continue to assess the timing and size of future adjustments to its objectives of a continued improved labor market and a movement back to 2% inflation.
At March 31, 2016, our interest rate risk sensitivity profile for net interest income was slightly more asset sensitive for all rate increases. Our economic value of equity decreases as interest rates increase. As interest rates rise, we may experience an outflow of core deposits, which may be replaced by higher costing deposit products or other borrowings. See “Quantitative and Qualitative Disclosures About Market Risk” for more information about our credit risk, liquidity risk and interest rate risk.
Regulatory Trends
We are subject to extensive regulation, principally by the OCC and the FDIC. Depending on our level of regulatory capital and other considerations, these regulations could restrict the ability of the Bank to compete with other institutions and to pay dividends to shareholders.
Dodd-Frank Act
The Dodd-Frank Act has reduced our earnings through interchange fee reductions resulting from the Durbin Amendment. See “–Recent Events” for more information about the Durbin Amendment. The Dodd-Frank Act also contains a number of provisions that impact the mortgage industry, including the imposition of new specific duties on the part of mortgage originators to act in the best interests of consumers and to take steps to ensure that consumers will have the ability to repay loans they may obtain, as well as provisions imposing new disclosure requirements and requiring appraisal reforms. See “Regulation and Supervision” for more information on the Dodd-Frank Act.
New Capital Adequacy Rules
In July 2013, the FRB, OCC and FDIC issued rules implementing a new regulatory capital framework based on international standards generally referred to as Basel III. See “Regulation and Supervision” for further information on the new rules. Certain aspects of the new rules, such as the new minimum capital ratios, became effective January 1, 2015. Other aspects of the new rules, such as the new capital conservation buffer requirement, will be phased-in over the next few years. At March 31, 2016, we met all of our capital ratio requirements, including the fully phased-in capital conservation buffer requirement.

HELOC Payment Shock

Attention has been given by regulators and rating agencies to the potential for increased exposure to credit losses associated with HELOCs that were originated during the period of rapid home price appreciation between 2003 and 2007 as they have reached, or are starting to reach, the end of their 10-year, interest only payment periods. Once the interest only payment period has ended, payments are reset to include principal repayments along with interest. We do not have a large exposure to HELOCs originated between 2003 and 2007. Nearly all of our HELOC originations prior to 2008 consisted of amortizing equity lines that have structured principal payments during the draw period. These older equity lines represent 3% of our total HELOC portfolio and are included in the amortizing balances identified in the table below.

	March 31.		December 31.
	2016	2015	2015	2014
Outstanding balance (in thousands)	$846,467	$814,265	$846,294	$818,815
Percent of portfolio in first lien position	43.2%	41.4%	42.9%	40.9%
Net charge-off (recovery) ratio	(0.01)	(0.01)	0.02	(0.07)
Delinquency ratio	0.24	0.30	0.25	0.25

			End of draw period – interest only			Current
March 31, 2016	Total	Interest only	2016-2017	2018-2020	Thereafter	amortizing
Outstanding balance (in thousands)	$846,467	$649,102	$10,254	$145,561	$493,287	$197,365
% of total	100%	77%	1%	17%	59%	23%

			End of draw period – interest only			Current
December 31, 2015	Total	Interest only	2015-2016	2017-2019	Thereafter	amortizing
Outstanding balance (in thousands)	$846,294	$650,613	$137	$128,882	$521,594	$195,681
% of total	100%	77%	—%	15%	62%	23%
At March 31, 2016, HELOCs comprised 18% of our total loan portfolio. Our HELOCs are generally an interest-only revolving loan for 10 years, then the outstanding HELOC balance converts to a fully amortizing variable rate term loan with a 20-year amortization period. This product type comprised 97% of our total HELOC portfolio and is our current product offering. Within this product type, borrowers also have a “Fixed Rate Loan Option” to convert a part of their available line of credit into a 5, 7 or 10-year fully amortizing fixed rate loan with level principal and interest payments. At March 31, 2016, approximately 20% of the total HELOC portfolio balances were amortizing loans under the Fixed Rate Loan Option.
Principal Components of Statement of Income and Balance Sheet
We manage and evaluate various aspects of our consolidated results of operations and our financial condition. We analyze the trends of the line items in our statement of income and balance sheet as well as various financial ratios that are commonly used in our industry. Our analysis includes comparisons to our own historical performance, our budgeted performance and comparable banking institutions in our region and nationally.
The primary line items we use to manage and evaluate our statement of income include net interest income, provision for loan losses, noninterest income, noninterest expense and net income (loss). The primary line items we use to manage and evaluate our balance sheet include net loans, available-for-sale investment securities, allowance for loan losses, deposit liabilities, FHLB advances and securities sold under agreements to repurchase.
Net Interest Income
Our earnings depend primarily on net interest income, which is the difference between interest earned on earning assets and interest paid on interest-bearing liabilities. Net interest income is influenced by both the mix and pricing of interest-earning assets and interest-bearing liabilities as well as external factors such as the local economy, competition for loans and deposits, the monetary policies of the FRB, and market interest rates. The mix of interest-earning assets is influenced by loan demand and by our continual assessment of the rate of return and relative risk associated with various classes of interest-earning assets. The mix of interest-bearing liabilities is influenced by our assessment of the need for lower cost funding sources weighed against relationships with customers and growth requirements and the availability and pricing of other funding sources.

Provision for Loan Losses
The provision for loan losses is the amount of expense that, based on our judgment, models and analytics, is required to maintain the allowance for loan losses at an adequate level to absorb our estimate of probable losses inherent in our loan portfolio at the balance sheet date. The level of allowance for loan losses is based on a continuing assessment of existing risks in our loan portfolio, our historical loss experience, changes in collateral values and current conditions (such as economic conditions, real estate market conditions and interest rate environment). The determination of the amount of the allowance for loan losses is complex and involves a high degree of judgment and subjectivity.
Noninterest Income
The primary components of noninterest income are fees from other financial services, fee income on deposit liabilities, fee income on other financial products, bank-owned life insurance, mortgage banking income, gain on sale of securities and other income, net.
Fees from other financial services consist of debit card income, fees from ATMs, loan fees and loan service charges. Fee income on deposit liabilities consists of overdraft fees, account analysis fees and service charges on deposit accounts. Fee income on other financial products consists of commissions earned on the sale of financial products such as annuities, mutual funds and life insurance. Bank-owned life insurance (“BOLI”) includes increases in cash surrender value of bank-owned life insurance policies. Mortgage banking income consists primarily of income generated from the sale of residential loans in the secondary market. Gain on sale of securities consists of net gains on the sale of investment securities. Other income, net consists of fee income on loans serviced for others and other operating income.
Noninterest Expense
The primary components of noninterest expense are compensation and employee benefits, occupancy, data processing, services, equipment, office supplies, printing and postage, marketing, FDIC insurance and other expense.
Compensation and employee benefits consists of salaries, commission expense, incentive compensation, payroll taxes, medical and other health related benefits, retirement and other benefits. Occupancy consists of rent expense, facility maintenance expenses and depreciation of buildings and leasehold improvements of branches and back-office facilities. Data processing consist of service bureau charges, software maintenance and other data processing charges. Services consists of consulting fees, contract services, directors’ fees, intercompany management fees, courier expense, and audit and legal fees. Equipment consists of furniture, fixture and equipment depreciation, equipment maintenance agreements, equipment repairs and maintenance, and equipment leases. Office supplies, printing and postage consists of office supplies, printing expenses and postage and express mail charges. Marketing consists of advertising, public relations and promotional materials. FDIC insurance includes assessment for deposit insurance. Other expenses consists of debit card expenses, OCC assessments, employee expenses and other operating expenses.
Net Income
We evaluate our net income performance based on financial ratios including return on average assets and return on average stockholder’s equity.
Net Loans
We classify our loans into residential 1-4 family, commercial real estate, HELOC, residential land, commercial and residential construction, commercial and consumer. Residential 1-4 family consists of loans secured by first lien mortgages on residential property at loan-to-value ratios generally not exceeding 80% at origination. Commercial real estate consists of loans secured by first mortgages on commercial real estate at loan-to-value ratios generally not exceeding 80% at origination. The commercial properties include retail centers, office buildings, apartment buildings, industrial properties, and, to a lesser extent, specialized properties such as hotels and senior living facilities. HELOC consists of loans secured by first and second mortgages on residential property of the borrower. Residential land consists of loans secured by first mortgages on undeveloped residential real property. Commercial and residential construction consists of loans that are typically short-term in nature and involves a higher degree of credit risk than long-term financing on improved, commercial and residential real estate that is occupied. Commercial consists of secured and unsecured loans to business entities. These loans generally have shorter maturities, diversify our asset structure and reduce the interest rate sensitivity of the loan portfolio. Consumer consists of loans that are secured and unsecured personal installment loans and lines of credit.
Loans are reported at the carrying amount of their outstanding principal, net of charge-offs and deferred loan fees and costs. Deferred loan fees and costs are amortized as an adjustment to yield over the contractual life of the loan, using the interest method. Unamortized amounts remaining upon prepayment or sale are recorded as interest income or gain (loss) on sale, respectively.

Available-for-Sale Investment Securities
Our available-for-sale investment securities portfolio is used to manage our liquidity position. Currently, all of our investment securities are classified as available-for-sale. We determine the appropriate classification at the time of purchase. Since our investment securities are classified as available-for-sale, they will be held for an indefinite time period and may be sold in response to changes in interest rates, changes in prepayment risk or other factors relevant to our asset liability strategy. Our investment securities are carried at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (“AOCI”) as a separate component of stockholder’s equity, net of taxes. Discounts and premiums on securities are accreted or amortized into interest income over the remaining lives of the securities, adjusted for actual portfolio prepayments for investment securities or based on changes in anticipated prepayments for mortgage-related securities, using the interest method. We use actual prepayment experience and estimates of future prepayments to determine the constant effective yield necessary to apply the interest method of income recognition. Individual securities are assessed for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. If we do not expect to recover the entire amortized cost basis of the security or there is a change in the expected cash flows, other-than-temporary impairment exists and may be recognized in earnings. See Note 2 “Summary of Significant Accounting Policies–Investment Securities” of Notes to Consolidated Financial Statements for further discussion of the accretion or amortization of discounts and premiums, and other-than-temporary impairment.
Other investment securities include FHLB stock, interest-bearing deposits and federal funds sold, which are carried at cost.
Allowance for Loan Losses
Our allowance for loan losses reflects our estimate of probable losses inherent in our loan portfolio as of the balance sheet date. We continually assess the existing risks in our loan portfolio and use other information such as the ratio of allowance for loan losses to loans receivable held for investment to determine the adequacy of the allowance for loan losses.
Deposit Liabilities
Our deposit liabilities include regular savings, interest-bearing and noninterest-bearing checking accounts, money market accounts and term certificates. Deposit liabilities are our primary source of funding.
Advances from the FHLB
Advances from the FHLB are used to compensate for reductions in deposits or on a seasonal or longer-term basis in order to support expanded lending or investment activities. Overnight advances from the FHLB are used in the event of a liquidity need.
Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase are used as another funding source that may be at a lower cost than advances from the FHLB. Retail securities sold under agreements to repurchase are sweep accounts available to commercial account holders to provide these customers with a higher yielding account. We also enter into repurchase agreements with the State of Hawaii. Securities sold under agreements to repurchase are secured borrowings collateralized with agency securities.
Key Performance Metrics Used by Management
We consider various performance metrics and financial ratios when evaluating our performance and making day-to-day operating decisions, as well as evaluating our capital utilization and adequacy, including:

•	return on average assets, which we define as net income divided by average assets;

•	return on average stockholder’s equity, which we define as net income divided by average stockholder’s equity;

•	net loans to total deposit liabilities, which we define as net loans divided by total deposit liabilities;

•	average stockholder’s equity to average assets, which we define as average stockholder’s equity divided by average assets;

•	tangible stockholder’s equity to tangible assets, which we define as stockholder’s equity excluding goodwill divided by total assets excluding goodwill (see table below);

•	efficiency, which we define as total noninterest expense divided by the sum of net interest income and total noninterest income;

•	net charge-offs to average loans, which we define as total charge-offs less total recoveries divided by average total loans;

•	noninterest income to average assets, which we define as noninterest income divided by average assets;

•	noninterest expense to average assets, which we define as noninterest expense divided by average assets;

•	net interest margin, which we define as net interest income, on a fully taxable-equivalent basis, as a percentage of average total interest-earning assets;

•	allowance for loan losses to loans receivable held for investment, which we define as allowance for loan losses divided by loans receivable held for investment;

•	allowance for loan losses to nonaccrual loans, which we define as allowance for loan losses divided by total nonaccrual loans;

•	nonaccrual loans to loans receivable held for investment, which we define as nonaccrual loans divided by loans receivable held for investment; and

•	nonperforming assets to total assets, which we define as nonperforming assets divided by total assets.

Non-GAAP Financial Measures
Tangible equity and tangible assets are measures not recognized under generally accepted accounting principles (“GAAP”). A reconciliation of these non-GAAP financial measures to GAAP is shown in the table below. We believe these measures provide useful information to investors because we use them to evaluate our operating performance and make day-to-day operating decisions.
Other companies may use a similarly titled non-GAAP financial measure that is calculated differently from the way we calculate these measures. Accordingly, our non-GAAP financial measures may not be comparable to a similar measure used by other companies. The following table reconciles our non-GAAP financial measures to GAAP:

Tangible stockholder’s equity and	March 31,	December 31,
tangible assets	2016	2015	2014	2013	2012	2011
(in thousands)
Stockholder’s equity	$571,226	$559,439	$535,190	$521,891	$498,569	$488,472
Less:
Goodwill	82,190	82,190	82,190	82,190	82,190	82,190
Tangible stockholder’s equity	$489,036	$477,249	$453,000	$439,701	$416,379	$406,282
Total assets	$6,140,535	$6,014,803	$5,568,165	$5,246,768	$5,044,478	$4,911,901
Less:
Goodwill	82,190	82,190	82,190	82,190	82,190	82,190
Tangible assets	$6,058,345	$5,932,613	$5,485,975	$5,164,578	$4,962,288	$4,829,711
Results of Operations - Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015
Financial Highlights
For the three months ended March 31, 2016:

•	net income decreased $0.8 million to $12.7 million for the three months ended March 31, 2016 compared to net income of $13.5 million for the three months ended March 31, 2015;

•
net interest income was $50.4 million for the three months ended March 31, 2016, an increase of $4.9 million or 11% compared to $45.5 million for the three months ended March 31, 2015 due to growth in our investment securities and loan portfolio, and higher yields on those assets;

•	net interest margin was 3.62% for the three months ended March 31, 2016 compared to 3.52% for the three months ended March 31, 2015 due to higher loan and investment yields;

•
noninterest income for the three months ended March 31, 2016 was $15.4 million, a decrease of $0.7 million or 4% compared to $16.1 million for the three months ended March 31, 2015 primarily due to a $0.6 million decrease in mortgage banking income as a result of lower loan sales volume as residential mortgage loan production has decreased for the three months ended March 31, 2016 compared to the same period in 2015.

•
noninterest expense of $41.4 million for the three months ended March 31, 2016 was $1.1 million or 3% higher than noninterest expense for the three months ended March 31, 2015 of $40.4 million primarily due to higher compensation and benefits expenses of $0.7 million resulting from an increase in performance-based incentive costs;

•
provision for loan losses for the three months ended March 31, 2016 was $4.8 million, an increase of $4.2 million compared to $0.6 million for the three months ended March 31, 2015 primarily due to loan loss reserves needed for the growth in the loan portfolio, additional loan loss reserves for the consumer loan portfolio and loan loss reserves for two commercial loans;

•	our return on average assets decreased from 0.96% for the three months ended March 31, 2015 to 0.84% for the three months ended March 31, 2016;

•
average loans receivable of $4.6 billion at March 31, 2016 was $188 million or 4% higher than average loans receivable of $4.4 billion at March 31, 2015 due to growth in the commercial real estate, HELOC and residential loan portfolios;

•
average interest-bearing and noninterest-bearing deposits of $5.0 billion at March 31, 2016 was an increase of $363 million or 8% compared to $4.7 billion at March 31, 2015 due to continued growth in our core deposit and term certificate accounts;

•
we continued to be “well-capitalized,” with a tier 1 leverage, tier 1 common equity capital, tier 1 capital and total capital ratios of 8.74%, 11.99%, 11.99% and 13.23%, respectively, at March 31, 2016 compared to December 31, 2015 tier 1 leverage, tier 1 common equity capital, tier 1 capital and total capital ratios of 8.82%, 12.07%, 12.07% and 13.27%, respectively; and

•
net charge-offs of $2.5 million for the three months ended March 31, 2016 were $2.1 million higher than net charge-offs of $0.4 million for the three months ended March 31, 2015 due to an increase in net charge-offs of $0.7 million in our consumer loan portfolio as a result of our strategic expansion of our unsecured consumer loan product offering with risk-based pricing and a loan charge-off related to one commercial borrower of $1.2 million.

Net Income
We reported net income of $12.7 million for the three months ended March 31, 2016, a decrease of $0.8 million or 6% compared to net income for the three months ended March 31, 2015 of $13.5 million. The decrease was primarily due to higher provision for loan losses of $4.2 million as a result of loan loss reserves for loan growth, additional loan loss reserves for the consumer loan portfolio and loan loss reserves for two commercial loans, higher noninterest expenses of $1.1 million primarily due to higher performance based incentive costs and lower noninterest income as result of lower mortgage banking income, partly offset by higher net interest income of $4.9 million primarily due to higher average balances and yields on earning assets.

Three months ended March 31	2016	2015	Change
(dollars in thousands)
Operating results
Net interest income	$50,377	$45,523	$4,854		11%
Provision for loan losses	4,766	614	4,152		676
Total noninterest income	15,386	16,099	(713)		(4)
Total noninterest expense	41,441	40,383	1,058		3
Net income	12,650	13,472	(822)		(6)
Financial ratios
Return on average assets	0.84	0.96%	(12)	bps
Return on average stockholder’s equity	8.89	9.93	(104)
Efficiency	63.02	65.53	(251)
Net interest margin	3.62	3.52	10
Net charge-offs to average loans	0.21	0.04	17

Net Interest Income
The following table shows the major components of net interest income and net interest margin in 2016 and 2015:

Three months ended March 31	2016			2015			Change
(dollars in thousands)	Average balance	Interest income/expense	Yield/ rate	Average balance	Interest income/expense	Yield/ rate	Average balance	Yield/ rate
Assets
Interest-earning deposits	$79,320	$99	0.49%	$130,294	$81	0.25%	$(50,974)	24	bps
FHLB stock	10,779	44	1.64	68,626	18	0.11	(57,847)	153
Available-for-sale investment securities
Taxable	854,401	4,874	2.28	549,125	2,952	2.15	305,276	13
Non-taxable	—	—	—	—	—	—	—	—
Total available-for-sale investment securities	854,401	4,874	2.28	549,125	2,952	2.15	305,276	13
Loans
Residential 1-4 family	2,076,525	22,320	4.30	2,060,485	22,661	4.40	16,040	(10)
Commercial real estate	808,407	8,164	4.03	634,251	6,062	3.84	174,156	19
Home equity line of credit	851,329	6,865	3.24	822,510	6,476	3.19	28,819	5
Residential land	18,206	276	6.06	16,381	274	6.69	1,825	(63)
Commercial	748,774	7,372	3.94	789,329	7,068	3.62	(40,555)	32
Consumer	128,189	3,440	10.79	120,602	2,657	8.93	7,587	186
Total loans [1,2]	4,631,430	48,437	4.19	4,443,558	45,198	4.09	187,872	10
Total interest-earning assets	5,575,930	$53,454	3.84%	5,191,603	$48,249	3.73%	384,327	11
Allowance for loan losses	(50,449)			(45,929)			(4,520)
Noninterest-earning assets	497,238			488,972			8,266
Total assets	$6,022,719			$5,634,646			$388,073
Liabilities and Stockholder’s Equity
Interest-bearing deposits
Savings	$2,048,157	$333	0.07%	$1,943,466	$300	0.06%	$104,691	1
Interest-bearing checking	821,868	42	0.02	765,172	33	0.02	56,696	—
Money market	167,244	53	0.13	163,737	50	0.12	3,507	1
Time certificates	499,617	1,164	0.93	433,747	877	0.82	65,870	11
Total interest-bearing deposits	3,536,886	1,592	0.18	3,306,122	1,260	0.15	230,764	3
Advances from Federal Home Loan Bank	102,061	786	3.05	100,000	775	3.10	2,061	(5)
Securities sold under agreements to repurchase	207,033	699	1.34	198,939	691	1.39	8,094	(5)
Total interest-bearing liabilities	3,845,980	$3,077	0.32%	3,605,061	$2,726	0.30%	240,919	2
Noninterest-bearing liabilities
Deposits	1,506,595			1,374,311			132,284
Other	100,770			112,682			(11,912)
Stockholder’s equity	569,374			542,592			26,782
Total liabilities and stockholder’s equity	$6,022,719			$5,634,646			$388,073
Net interest income		$50,377			$45,523		$4,854
Net interest margin[3]			3.62%			3.52%		10	bps

[1]	Includes loans held for sale, at lower of cost or fair value, of $3.1 million and $6.5 million at March 31, 2016 and 2015, respectively.

[2]
Includes recognition of net deferred loan fees of $0.8 million and $0.5 million for the three months ended March 31, 2016 and 2015, respectively, together with interest accrued prior to suspension of interest accrual on nonaccrual loans.

[3]	Defined as net interest income, on a fully taxable equivalent basis, as a percentage of average total interest-earning assets.

Net interest income of $50.4 million for the three months ended March 31, 2016 increased $4.9 million from $45.5 million for the three months ended March 31, 2015. The increase in net interest income was driven by the impact of higher average balances and yields on earning assets. Average interest-earning assets for the three months ended March 31, 2016 increased by

$384.3 million or 7% compared to the same period in 2015 driven by $305.3 million growth in investment securities as we used excess liquidity to purchase investment securities and an increase in our total loan portfolio of $187.9 million with growth in the majority of our loan categories. The growth in each loan category reflects of our loan portfolio mix target and loan growth strategy over the past few years.
The yield on interest-earning assets was 3.84% for the three months ended March 31, 2016, an increase of 11 basis points compared to three months ended March 31, 2015 of 3.73%. Our loan portfolio yield benefited from the increase in the prime rate in December 2015, which increased the yields on some of our adjustable rate loan portfolios such as our commercial and HELOC loan portfolios.
Funding costs increased $0.4 million for the three months ended March 31, 2016 to $3.1 million compared to $2.7 million for the same period in 2015 primarily due to an increase in term certificate interest rates. Average interest-bearing and noninterest-bearing deposit balances for the three months ended March 31, 2016 were $5.0 billion, an increase of $363.0 million compared to the three months ended March 31, 2015 of $4.7 billion due to core deposits growth of $297.2 million and an increase in term certificates of $65.8 million. The growth in deposits was used to fund loan and investment portfolio growth. Core deposits continue to be the largest and lowest costing source of funding. The cost of deposits was 13 basis points for the three months ended March 31, 2016 compared to 11 basis points for the three months ended March 31, 2015.
Average advances from the FHLB of $102.1 million for the three months ended March 31, 2016 increased $2.1 million compared to $100.0 million for the same period in 2015. With growth in deposits, we did not rely on advances from the FHLB as a funding source in 2016.
Average securities sold under agreements to repurchase of $207.0 million for the three months ended March 31, 2016 increased $8.1 million from $198.9 million for the three months ended March 31, 2015 due to growth in retail repurchase agreement balances, partly offset by lower public repurchase agreement balances.
Provision for Loan Losses
Provision for loan losses of $4.8 million for the three months ended March 31, 2016 increased $4.2 million from $0.6 million for the three months ended March 31, 2015. The increase was primarily due to increased loan loss reserves for growth in our commercial real estate and consumer loan portfolios, additional reserves for loan losses in our consumer loan portfolio and loan loss reserves for two commercial loans. We continued to have good credit quality in the first quarter of 2016, reflecting prudent credit risk management and a strong Hawaii economy. Delinquency rates have decreased slightly from 0.57% of total loans receivable at December 31, 2015 to 0.53% of total loans receivable at March 31, 2016. Net charge-offs were $2.5 million for the three months ended March 31, 2016, an increase of $2.1 million from $0.4 million for the three months ended March 31, 2015 primarily due the increase in net charge-offs for the consumer loan portfolio as a result of higher charge-offs for the unsecured consumer loan product offering and a loan charge-off related to one commercial borrower. See “Selected Statistical Information–Allocation of the Allowance for Loan Losses” for a discussion of our allowance for loan losses and “Selected Statistical Information–Risk Elements” for a discussion of our nonaccrual loans.
Noninterest Income

Three months ended March 31	2016	2015	Change
(dollars in thousands)
Fees from other financial services	$5,499	$5,355	$144	3%
Fee income on deposit liabilities	5,156	5,315	(159)	(3)
Fee income on other financial products	2,205	1,889	316	17
Bank-owned life insurance	998	983	15	2
Mortgage banking income	1,195	1,822	(627)	(34)
Other income, net	333	735	(402)	(55)
Total noninterest income	$15,386	$16,099	$(713)	(4)%
Noninterest income of $15.4 million in 2016 decreased $0.7 million from $16.1 million in 2015. In 2016, the decrease was primarily due to an decrease in mortgage banking income of $0.6 million as a result of lower residential mortgage loan production and lower loan sales volume.

Noninterest Expense

Three months ended March 31	2016	2015	Change
(dollars in thousands)
Compensation and employee benefits	$22,434	$21,766	$668	3%
Occupancy	4,138	4,113	25	1
Data processing	3,172	3,116	56	2
Services	2,949	2,347	602	26
Equipment	1,663	1,701	(38)	(2)
Office supplies, printing and postage	1,365	1,483	(118)	(8)
Marketing	861	841	20	2
FDIC insurance	884	811	73	9
Other expense	3,975	4,205	(230)	(5)
Total noninterest expense	$41,441	$40,383	$1,058	3%
Noninterest expense of $41.4 million for the three months ended March 31, 2016 increased $1.1 million from $40.4 million for the three months ended March 31, 2015. The increase was primarily due to higher compensation and employee benefits and services expenses. The increase in compensation and employee benefits was primarily due to an increase in performance-based incentive costs. The increase in services expenses was primarily due to an increase in consulting fees for our electronic banking platform project.
Income Tax Expense and Effective Tax Rates

Three months ended March 31	2016	2015	Change
(dollars in thousands)
Income tax expense	$6,906	$7,153	$(247)	(3)%
Effective tax rate	35.3%	34.7%
Income tax expense of $6.9 million for the three months ended March 31, 2016, decreased $0.2 million compared to $7.2 million for the three months ended March 31, 2015 primarily due to lower pretax income.
Results of Operations - Year Ended December 31, 2015 Compared to Year Ended December 31, 2014
Financial Highlights
For the year ended December 31, 2015:

•	net income increased $3.5 million to $54.7 million for the year ended December 31, 2015 compared to net income of $51.2 million for the year ended December 31, 2014;

•
net interest income was $188.6 million for the year ended December 31, 2015, an increase of $8.1 million or 4% compared to $180.5 million for the year ended December 31, 2014 due to growth in our overall loan portfolio. These results were partly offset by declining loan yields as a result of the persistently low interest rate environment;

•	net interest margin was 3.53% for 2015 compared to 3.62% for the year ended December 31, 2014 due to declining loan yields;

•
noninterest income for the year ended December 31, 2015 was $67.8 million, an increase of $6.6 million or 11% compared to $61.2 million for the year ended December 31, 2014 primarily due to a $3.4 million increase in mortgage banking income as a result of our strategic decision to sell loan production with lower interest rates, a $3.1 million increase in deposit account fees as result of new deposit-related fee initiatives and gains on sale of real estate and certain mortgage servicing rights of $2.1 million and $0.9 million, respectively, partially offset by lower gains on sale of investment securities of $2.8 million.

•
noninterest expense of $166.4 million for the year ended December 31, 2015 was $9.9 million or 6% higher than noninterest expense for the year ended December 31, 2014 of $156.5 million primarily due to higher compensation and benefits expenses of $10.6 million resulting from higher employee benefit costs, an increase in retail delivery compensation costs and an increase in performance-based incentive costs;

•
provision for loan losses for the year ended December 31, 2015 was $6.3 million, an increase of $0.2 million compared to $6.1 million for the year ended December 31, 2014 due to loan loss reserves needed for the growth in the loan portfolio;

•	our return on average assets remained flat at 0.94% for the year ended December 31, 2015 compared to the year ended December 31, 2014;

•
average loans receivable of $4.5 billion at December 31, 2015 was $213 million or 5% higher than average loans receivable of $4.3 billion at December 31, 2014 due to growth in the commercial real estate, HELOC, residential and commercial loan portfolios;

•
average interest-bearing and noninterest-bearing deposits of $4.8 billion at December 31, 2015 was an increase of $293 million or 6% compared to $4.5 billion at December 31, 2014 due to continued growth in our core deposit accounts;

•
we continued to be “well-capitalized,” with a tier 1 leverage, tier 1 common equity capital, tier 1 capital and total capital ratios of 8.82%, 12.07%, 12.07% and 13.27%, respectively, at December 31, 2015 compared to December 31, 2014 tier 1 leverage, tier 1 capital and total capital ratios of 8.91%, 11.28%, and 12.35%, respectively; and

•
net charge-offs of $1.9 million for the year ended December 31, 2015 were $1.3 million higher than net charge-offs of $0.6 million for the year ended December 31, 2014 due to an increase in net charge-offs in our consumer loan portfolio as a result of our strategic expansion of our unsecured consumer loan product offering with risk-based pricing.

Net Income
We reported net income of $54.7 million for the year ended December 31, 2015, an increase of $3.5 million or 7% compared to net income for the year ended December 31, 2014 of $51.2 million. The increase was primarily due to higher net interest income of $8.1 million as a result of higher interest-earning asset balances, higher mortgage banking income of $3.4 million as we sold a larger portion of our low rate residential loan production, higher deposit account fee income of $3.1 million and gains on sales of real estate and mortgage servicing rights, partly offset by higher noninterest expenses of $9.9 million primarily due to higher employee benefit costs and retail delivery compensation expenses.

Years ended December 31	2015	2014	Change
(dollars in thousands)
Operating results
Net interest income	$188,576	$180,478	$8,098		4%
Provision for loan losses	6,275	6,126	149		2
Total noninterest income	67,832	61,212	6,620		11
Total noninterest expense	166,435	156,503	9,932		6
Net income	54,662	51,160	3,502		7
Financial ratios
Return on average assets	0.94%	0.94%	—	bps
Return on average stockholder’s equity	9.91	9.55	36
Efficiency	64.91	64.75	(16)
Net interest margin	3.53	3.62	(9)
Net charge-offs to average loans	0.04	0.01	(3)

Net Interest Income
The following table shows the major components of net interest income and net interest margin in 2015 and 2014:

Years ended December 31	2015			2014			Change
(dollars in thousands)	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Yield/ rate
Assets
Interest-earning deposits	$124,874	$323	0.26%	$88,089	$222	0.25%	$36,785	1	bps
FHLB stock	32,140	148	0.46	83,053	88	0.11	(50,913)	35
Securities purchased under resale agreements	—	—	—	5,096	20	0.39	(5,096)	(39)
Available-for-sale investment securities
Taxable	687,215	14,649	2.13	525,949	11,336	2.16	161,266	(3)
Non-taxable	—	—	—	11,600	429	3.69	(11,600)	(369)
Total available-for-sale investment securities	687,215	14,649	2.13	537,549	11,765	2.19	149,666	(6)
Loans
Residential 1-4 family	2,064,170	89,933	4.36	2,023,816	90,591	4.48	40,354	(12)
Commercial real estate	669,184	26,558	3.97	557,924	23,904	4.28	111,260	(31)
Home equity line of credit	828,129	26,511	3.20	790,701	25,716	3.25	37,428	(5)
Residential land	17,304	1,101	6.36	16,276	1,106	6.79	1,028	(43)
Commercial	798,182	29,282	3.67	783,670	29,294	3.74	14,512	(7)
Consumer	119,267	11,397	9.56	110,440	8,730	7.90	8,827	166
Total loans [2,3]	4,496,236	184,782	4.11	4,282,827	179,341	4.19	213,409	(8)
Total interest-earning assets	5,340,465	$199,902	3.74%	4,996,614	$191,436	3.83%	343,851	(9)
Allowance for loan losses	(46,881)			(42,242)			(4,639)
Noninterest-earning assets	491,096			461,837			29,259
Total assets	$5,784,680			$5,416,209			$368,471
Liabilities and Stockholder’s Equity
Interest-bearing deposits
Savings	$1,980,151	$1,257	0.06%	$1,879,373	$1,134	0.06%	$100,778	—
Interest-bearing checking	782,811	139	0.02	738,651	126	0.02	44,160	—
Money market	164,568	205	0.12	171,889	214	0.12	(7,321)	—
Time certificates	449,179	3,747	0.83	434,934	3,603	0.83	14,245	—
Total interest-bearing deposits	3,376,709	5,348	0.16	3,224,847	5,077	0.16	151,862	—
Advances from Federal Home Loan Bank	100,438	3,146	3.13	100,389	3,146	3.13	49	—
Securities sold under agreements to repurchase	219,351	2,832	1.29	155,012	2,585	1.67	64,339	(38)
Total interest-bearing liabilities	3,696,498	$11,326	0.31%	3,480,248	$10,808	0.31%	216,250	—
Noninterest-bearing liabilities
Deposits	1,426,962			1,285,964			140,998
Other	109,797			114,072			(4,275)
Stockholder’s equity	551,423			535,925			15,498
Total liabilities and stockholder’s equity	$5,784,680			$5,416,209			$368,471
Net interest income		$188,576			$180,628		$7,948
Net interest margin[4]			3.53%			3.62%		(9)	bps

[1]	Interest income includes taxable equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of nil and $0.2 million for the years ended December 31, 2015 and 2014, respectively.

[2]	Includes loans held for sale, at lower of cost or fair value, of $5.4 million and $3.1 million at December 31, 2015 and 2104, respectively.

[3]
Includes recognition of net deferred loan fees of $2.7 million and $3.7 million for the years ended December 31, 2015 and 2014, respectively, together with interest accrued prior to suspension of interest accrual on nonaccrual loans.

[4]	Defined as net interest income, on a fully taxable equivalent basis, as a percentage of average total interest-earning assets.

Net interest income of $188.6 million in 2015 increased $8.1 million from $180.5 million in 2014. The increase in net interest income was driven by the impact of higher average earning assets, which was partly offset by lower yields on earning assets. Average interest-earning assets in 2015 increased by $343.9 million or 7% compared to 2014 driven by a $213.4 million movement in our total loan portfolio with increases in the majority of our loan categories. The growth in each loan category reflects of our loan portfolio mix target and loan growth strategy over the past few years. The average investment securities portfolio balance increased by $149.7 million in 2015 as we used excess liquidity to purchase investment securities.
The yield on interest-earning assets was 3.74% for 2015, a decrease of 9 basis points compared to 2014 of 3.83%. Our loan portfolio yield continued to be impacted by the interest rate environment as new loan production yields were lower than the average portfolio yield.
Funding costs remained flat as the yield on interest-bearing liabilities was 31 basis points for 2015 and 2014. Average interest-bearing and noninterest-bearing deposit balances for 2015 was $4.8 billion, an increase of $292.9 million compared to 2014 of $4.5 billion due to core deposits growth of $278.6 million and an increase in term certificates of $14.3 million. The growth in deposits was used to fund loan growth. Core deposits continue to be the largest and lowest costing source of funding. The cost of deposits was 11 basis points for 2015 and 2014.
Average advances from the FHLB remained flat at $100.4 million for 2015 and 2014 as the strong deposit growth funded our loan growth.
Average securities sold under agreements to repurchase of $219.4 million for 2015 increased $64.4 million from $155.0 million for 2014 due to growth in public repurchase agreement balances.
Provision for Loan Losses
Provision for loan losses of $6.3 million in 2015 increased $0.2 million or 2% from $6.1 million in 2014. The increase was primarily due to increased loan loss reserves as a result of growth in our loan portfolio. Overall positive economic conditions and significant recoveries resulted in an overall reduction in our estimated losses. Loss given default (LGD) in the residential 1-4 family and HELOC loan portfolios were lower as a result of an improving economy and rising real estate values on loan recoveries. Lower LGD in the commercial loan portfolio was the result of significant recoveries in the portfolio. The LGD in the commercial real estate loan portfolio was slightly higher due to a shift in mix and concentration of certain collateral types. The probability of default in the consumer loan portfolio was higher due to an increase in the unsecured consumer loan probability of default as a result of our strategic growth of loans in the non-prime risk bands with risk-based pricing. Delinquency rates have decreased slightly from 0.58% of total loans receivable at December 31, 2014 to 0.57% of total loans receivable at December 31, 2105. Net charge-offs were $1.9 million for 2015, an increase of $1.3 million from $0.6 million in 2014 primarily due the increase in net charge-offs for the consumer loan portfolio as a result of higher charge-offs for the unsecured consumer loan product offering. Despite the favorable credit trends, the additional reserves required for the growth in the loan portfolio overshadowed the reduction in estimated loss in the loan portfolio which resulted in an increase in the provision for loan losses. See “Selected Statistical Information–Allocation of the Allowance for Loan Losses” for a discussion of our allowance for loan losses and “Selected Statistical Information–Risk Elements” for a discussion of our nonaccrual loans.
In June 2014, lava from the Kilauea Volcano on the island of Hawaii began flowing toward the town of Pahoa. We had been monitoring our loan exposure on properties most likely to be impacted by the projected path of the lava flow. As of December 31, 2014, we had provided $1.8 million reserves for a commercial real estate loan impacted by the lava flows. In May 2015, the flow front near Pahoa remained cold and hard, no longer threatening any homes or businesses. All major tenants of the commercial center had returned by the end of March, and property occupancy stabilized soon thereafter. As a result, at the end of May 2015 the commercial real estate loan was restored to performing status and the reserves for lava risk were reversed.

Noninterest Income

Years ended December 31	2015	2014	Change
(dollars in thousands)
Fees from other financial services	$22,211	$21,747	$464	2%
Fee income on deposit liabilities	22,368	19,249	3,119	16
Fee income on other financial products	8,094	8,131	(37)	—
Bank-owned life insurance	4,078	3,949	129	3
Mortgage banking income	6,330	2,913	3,417	117
Gains on sale of securities	—	2,847	(2,847)	(100)
Other income, net	4,751	2,376	2,375	100
Total noninterest income	$67,832	$61,212	$6,620	11%
Noninterest income of $67.8 million in 2015 increased $6.6 million from $61.2 million in 2014. In 2015, the increase was primarily due to an increase in mortgage banking income of $3.4 million as we sold a larger portion of our low rate residential mortgage loan originations, higher deposit liability fee income of $3.1 million as result of deposit-related fee initiatives, and gains on sales of real estate and mortgage servicing rights of $2.1 million and $0.9 million respectively. Partly offsetting these items was a decrease in the gain on sale of securities of $2.8 million due to the sale of our municipal bond portfolio in 2014 with no security sales in 2015. A number of factors impact the amount and timing of our sales of investment securities, including managing duration and extension risk, credit deterioration concerns and preserving capital levels.
Noninterest Expense

Years ended December 31	2015	2014	Change
(dollars in thousands)
Compensation and employee benefits	$90,518	$79,885	$10,633	13%
Occupancy	16,365	17,197	(832)	(5)
Data processing	12,103	11,690	413	4
Services	10,319	10,504	(185)	(2)
Equipment	6,577	6,564	13	—
Office supplies, printing and postage	5,749	6,089	(340)	(6)
Marketing	3,463	3,999	(536)	(13)
FDIC insurance	3,274	3,261	13	—
Other expense	18,067	17,314	753	4
Total noninterest expense	$166,435	$156,503	$9,932	6%
Noninterest expense of $166.4 million in 2015 increased $9.9 million from $156.5 million in 2014. The increase was primarily due to higher compensation and employee benefits and other expenses, partly offset by a decrease in occupancy expense. The increase in compensation and employee benefits was primarily due to higher pension and health care insurance expenses, an increase in retail delivery compensation costs and an increase in performance-based incentive costs. The increase in 2015 other expenses over 2014 other expenses was primarily due to a reversal of loyalty program expenses in 2014 as a result of our decision to terminate our debit card loyalty program.
Income Tax Expense and Effective Tax Rates

Years ended December 31	2015	2014	Change
(dollars in thousands)
Income tax expense	$29,036	$27,901	$1,135	4%
Effective tax rate	34.7%	35.3%

Income tax expense of $29.0 million in 2015, increased $1.1 million compared to $27.9 million in 2014 due to higher pretax income.
Results of Operations - Year Ended December 31, 2014 Compared to Year Ended December 31, 2013
Financial Highlights
For the year ended December 31, 2014:

•	net income decreased $6.5 million to $51.1 million for the year ended December 31, 2014 compared to net income of $57.6 million for the year ended December 31, 2013;

•
net interest income was $180.5 million for the year ended December 31, 2014, an increase of $4.5 million or 3% compared to $176.0 million for the year ended December 31, 2013 due to growth in our overall loan portfolio. These results were partly offset by declining loan yields as a result of the persistently low interest rate environment;

•	net interest margin was 3.62% for 2014 compared to 3.74% for the year ended December 31, 2013 due to declining loan yields;

•
noninterest income for the year ended December 31, 2014 was $61.2 million, a decrease of $10.9 million or 15% compared to $72.1 million for the year ended December 31, 2013 due to lower debit card interchange fees resulting from not being exempt from the Durbin Amendment for the entire year in 2014 and lower mortgage banking income as a result of a slowdown in refinance activity. 2013 noninterest income included the gain from the sale of the credit card portfolio of $2.3 million;

•
noninterest expense of $156.5 million for the year ended December 31, 2014 was $1.1 million lower than noninterest expense for the year ended December 31, 2013 of $157.6 million primarily due to lower compensation and benefits expenses resulting from the frozen defined benefit plan and lower payroll taxes, partially offset by higher printing expenses from outsourcing our printing function during the fourth quarter of 2013 and additional consulting expenses for our mobile banking product and technology security;

•
provision for loan losses for the year ended December 31, 2014 was $6.1 million, an increase of $4.6 million compared to $1.5 million for the year ended December 31, 2013 due to loan loss reserves needed to reflect growth in the loan portfolio;

•
our return on average assets decreased from 1.13% for the year ended December 31, 2013 to 0.94% for the year ended December 31, 2014 due to the decrease in net income and an increase in average assets of $305 million;

•
average loans receivable of $4.3 billion at December 31, 2014 was $327 million or 8% higher than average loans receivable of $4.0 billion at December 31, 2013 due to growth in the commercial real estate, HELOC, commercial and residential loan portfolios;

•
average interest-bearing and noninterest-bearing deposits of $4.5 billion at December 31, 2014 was an increase of $224 million or 5% compared to $4.3 billion at December 31, 2013 due to continued growth in our core deposit accounts;

•
we continued to be “well-capitalized,” with a tier 1 leverage, tier 1 risk-based capital and total risk-based capital ratios of 8.91%, 11.28% and 12.35%, respectively, at December 31, 2014 compared to December 31, 2013 tier 1 leverage, tier 1 risk-based and total risk-based capital ratios of 9.12%, 11.17% and 12.13%, respectively; and

•
net charge-offs of $0.6 million for the year ended December 31, 2014 were $2.8 million lower than net charge-offs of $3.4 million for the year ended December 31, 2013 due to continued strengthening of Hawaii’s economy.

Net Income
We reported net income of $51.2 million for the year ended December 31, 2014, a decrease of $6.5 million or 11% compared to net income for the year ended December 31, 2013 of $57.6 million. The decrease was due to a decline in mortgage banking income of $5.4 million as result of the slowdown in residential mortgage refinance activity, a decrease in fees from other financial services of $5.4 million as a result of a full year impact of the Durbin Amendment on debit card income and higher provision for loan losses of $4.6 million deriving primarily from higher loan balances, partly offset by higher net interest income due to higher interest-earning asset balances.

Years ended December 31	2014	2013	Change
(dollars in thousands)
Operating results
Net interest income	$180,478	$175,987	$4,491		3%
Provision for loan losses	6,126	1,507	4,619		307
Total noninterest income	61,212	72,084	(10,872)		(15)
Total noninterest expense	156,503	157,589	(1,086)		(1)
Net income	51,160	57,623	(6,463)		(11)
Financial ratios
Return on average assets	0.94%	1.13%	(19)	bps
Return on average stockholder’s equity	9.55	11.38	(183)
Efficiency	64.75	63.53	122
Net interest margin	3.62	3.74	(12)
Net charge-offs to average loans	0.01	0.09	(8)
Net Interest Income
The following table shows the major components of net interest income and net interest margin in 2014 and 2013:

Years ended December 31	2014			2013			Change
(dollars in thousands)	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Yield/ rate
Assets
Interest-bearing deposits	$88,089	$222	0.25%	$76,122	$192	0.25%	$11,967	—	bps
FHLB stock	83,053	88	0.11	94,573	47	0.05	(11,520)	6
Securities purchased under resale agreements	5,096	20	0.39	11,370	43	0.38	(6,274)	1
Available-for-sale investment securities
Taxable	525,949	11,336	2.16	519,220	11,192	2.16	6,729	—
Non-taxable	11,600	429	3.69	69,377	2,494	3.60	(57,777)	9
Total available-for-sale investment securities	537,549	11,765	2.19	588,597	13,686	2.33	(51,048)	(14)
Loans
Residential 1-4 family	2,023,816	90,591	4.48	1,970,918	93,293	4.73	52,898	(25)
Commercial real estate	557,924	23,904	4.28	441,734	19,547	4.42	116,190	(14)
Home equity line of credit	790,701	25,716	3.25	680,445	20,442	3.00	110,256	25
Residential land	16,276	1,106	6.79	20,985	1,308	6.23	(4,709)	56
Commercial	783,670	29,294	3.74	726,597	29,188	4.02	57,073	(28)
Consumer	110,440	8,730	7.90	114,871	9,191	8.00	(4,431)	(10)
Total loans [2,3]	4,282,827	179,341	4.19	3,955,550	172,969	4.37	327,277	(18)
Total interest-earning assets	4,996,614	$191,436	3.83%	4,726,212	$186,937	3.96%	270,402	(13)
Allowance for loan losses	(42,242)			(42,114)			(128)
Noninterest-earning assets	461,837			427,470			34,367
Total assets	$5,416,209			$5,111,568			$304,641
Liabilities and Stockholder’s Equity
Interest-bearing deposits
Savings	$1,879,373	$1,134	0.06%	$1,805,363	$1,052	0.06%	$74,010	—
Interest-bearing checking	738,651	126	0.02	665,941	106	0.02	72,710	—
Money market	171,889	214	0.12	182,343	232	0.13	(10,454)	(1)
Time certificates	434,934	3,603	0.83	454,021	3,702	0.82	(19,087)	1
Total interest-bearing deposits	3,224,847	5,077	0.16	3,107,668	5,092	0.16	117,179	—
Advances from Federal Home Loan Bank	100,389	3,146	3.13	64,630	2,432	3.76	35,759	(63)
Securities sold under agreements to repurchase	155,012	2,585	1.67	146,758	2,553	1.74	8,254	(7)
Total interest-bearing liabilities	3,480,248	$10,808	0.31%	3,319,056	$10,077	0.30%	161,192	1
Noninterest-bearing liabilities
Deposits	1,285,964			1,179,559			106,405
Other	114,072			106,432			7,640
Stockholder’s equity	535,925			506,521			29,404
Total liabilities and stockholder’s equity	$5,416,209			$5,111,568			$304,641
Net interest income		$180,628			$176,860		$3,768
Net interest margin[4]			3.62%			3.74%		(12)	bps

[1]
Interest income includes taxable equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of $0.2 million and $0.9 million for the years ended December 31, 2014 and 2013, respectively.

[2]	Includes loans held for sale, at lower of cost or fair value, of $3.1 million and $8.0 million at December 31, 2014 and 2013, respectively.

[3]
Includes recognition of net deferred loan fees of $3.7 million and $5.2 million for the years ended December 31, 2014 and 2013, respectively, together with interest accrued prior to suspension of interest accrual on nonaccrual loans.

[4]	Defined as net interest income, on a fully taxable equivalent basis, as a percentage of average total interest-earning assets.

Net interest income of $180.5 million in 2014 increased $4.5 million from $176.0 million in 2013. The increase in net interest income was driven by the impact of higher average earning assets, which was partly offset by lower yields on earning assets. Average interest-earning assets in 2014 increased by $270.4 million or 6% compared to 2013 driven by a $327.3 million increase in our total loan portfolio with increases in the majority of our loan categories. The growth in each loan category reflects our loan portfolio mix target and loan growth strategy over the past few years. The average investment securities portfolio balance decreased by $51.0 million in 2014 due to the sale of our $79 million municipal bond portfolio. The proceeds from the sale of the securities was used to fund the loan portfolio growth.
The yield on interest-earning assets was 3.83% for 2014, a decrease of 13 basis points compared to 2013 of 3.96%. Our loan portfolio yield continued to be impacted by the interest rate environment as new loan production yields were lower than the average portfolio yield.
Funding costs increased slightly as the yield on interest-bearing liabilities increased from 30 basis points for 2013 to 31 basis points for 2014 as a result of an increase in advances from the FHLB. Average interest-bearing and noninterest-bearing deposit balances for 2014 was $4.5 billion, an increase of $223.6 million compared to 2013 of $4.3 billion due to core deposit growth of $242.7 million, partly offset by a decrease in term certificates of $19.1 million. Core deposits continue to be the largest and lowest costing source of funding. The shift in mix of deposits resulted in a slight decrease in the cost of deposits from 12 basis points for 2013 to 11 basis points for 2014.
Average advances from the FHLB of $100.4 million for 2014 increased $35.8 million from $64.6 million for 2013. FHLB advances were taken out in the second half of 2013 to lock in long term funding at low interest rates, which resulted in a higher average balance in 2014.
Average securities sold under agreements to repurchase of $155.0 million for 2014 increased $8.3 million from $146.8 million for 2013 due to growth in public repurchase agreement balances.
Provision for Loan Losses
Provision for loan losses of $6.1 million in 2014 increased $4.6 million or 307% from $1.5 million in 2013. The increase was primarily due to increased loan loss reserves as a result of growth in our loan portfolio. Net charge-offs were $0.6 million for 2014, a decrease of $2.8 million or 82% from $3.4 million in 2013 as a result of the continued strengthening of Hawaii’s economy. See “Critical Accounting Policies and Estimates–Allowance for Loan Losses” for a discussion of our allowance for loan losses.
Noninterest Income

Years ended December 31	2014	2013	Change
(dollars in thousands)
Fees from other financial services	$21,747	$27,099	$(5,352)	(20)%
Fee income on deposit liabilities	19,249	18,363	886	5
Fee income on other financial products	8,131	8,405	(274)	(3)
Bank-owned life insurance	3,949	3,928	21	1
Mortgage banking income	2,913	8,309	(5,396)	(65)
Gains on sale of securities	2,847	1,226	1,621	132
Other income, net	2,376	4,754	(2,378)	(50)
Total noninterest income	$61,212	$72,084	$(10,872)	(15)%
Noninterest income of $61.2 million in 2014 decreased $10.9 million from $72.1 million in 2013. In 2014, the decrease was primarily due to a $5.4 million reduction in fees from other financial services as a result of being subject to the Durbin Amendment for the entire year in 2014 and lower credit card fees as a result of the sale of our credit card portfolio in 2013, a $5.4 million decrease in mortgage banking income as mortgage loan applications and production volumes declined with the slowing refinance activity, and the gain from the sale of the credit card portfolio of $2.3 million being reflected in 2013 noninterest income. Partly offsetting these items was an increase in the gain on sale of securities of $1.6 million due to the sale of our municipal bond portfolio in 2014. A number of factors impact the amount and timing of our sales of investment securities, including managing duration and extension risk, credit deterioration concerns and preserving capital levels.

Noninterest Expense

Years ended December 31	2014	2013	Change
(dollars in thousands)
Compensation and employee benefits	$79,885	$82,910	$(3,025)	(4)%
Occupancy	17,197	16,747	450	3
Data processing	11,690	10,952	738	7
Services	10,504	9,189	1,315	14
Equipment	6,564	7,295	(731)	(10)
Office supplies, printing and postage	6,089	4,233	1,856	44
Marketing	3,999	3,373	626	19
FDIC insurance	3,261	3,253	8	—
Other expense	17,314	19,637	(2,323)	(12)
Total noninterest expense	$156,503	$157,589	$(1,086)	(1)%
Noninterest expense of $156.5 million in 2014 decreased $1.1 million from $157.6 million in 2013. The decrease was primarily due to a reduction in compensation and employee benefits, partly offset by increases in office supplies, printing and postage, services and data processing. The decrease in compensation and employee benefits was primarily due to lower pension expenses and a lower state unemployment tax rate. The increase in office supplies, printing and postage was primarily due to an increase of $2.1 million in printing expenses resulting from our decision to outsource our printing function, which also contributed to lower equipment, and compensation and employee benefits expenses. The increase in services expense was primarily due to a $0.6 million increase in consulting fees for our mobile banking product and technology security. The increase in data processing expense was primarily due to higher service bureau charges.
Income Tax Expense and Effective Tax Rates

Years ended December 31	2014	2013	Change
(dollars in thousands)
Income tax expense	$27,901	$31,352	$(3,451)	(11)%
Effective tax rate	35.3%	35.2%
Income tax expense of $27.9 million in 2014, decreased $3.5 million compared to $31.4 million in 2013 due to lower pretax income.

Analysis of Balance Sheet - March 31, 2016 Compared to December 31, 2015
Available-for-Sale Investment Securities
Our available-for-sale investment securities portfolio were comprised as follows:

	March 31,	December 31,
	2016	2015	Change
(dollars in thousands)
U.S. Treasury and federal agency obligations	$218,697	$212,959	$5,738	3%
Mortgage-related securities — FNMA, FHLMC and GNMA	687,598	607,689	79,909	13
Total available-for-sale investment securities	$906,295	$820,648	$85,647	10%
At March 31, 2016, our investment securities portfolio consisted of mortgage-related securities issued by the Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”), federal agency obligations and U.S. Treasury securities. Principal and interest on mortgage-related securities and federal agency obligations issued by FNMA, FHLMC and GNMA are guaranteed by the issuer and, in the case of GNMA, backed by the full faith of the U.S. government. U.S. Treasury securities are also backed by the full faith of the U.S. government. The investment securities had credit ratings of AAA, with a low probability of a change in ratings in the near future. At March 31, 2016, the average effective duration of the remaining securities in our investment securities portfolio was approximately 3 years. The weighted average yield on our investment securities portfolio for the three months ended March 31, 2016 was 2.28% compared to 2.13% for the year ended December 31, 2015.
At March 31, 2016 and December 31, 2015, all of our investment securities were classified as available-for-sale and reported at fair value, with unrealized gains and losses being excluded from earnings and reported on a net basis in accumulated other comprehensive income or loss. Gross unrealized gains in our investment securities portfolio were $10.9 million and $4.6 million at March 31, 2016 and December 31, 2015, respectively. Gross unrealized losses on our investment securities portfolio were $1.7 million and $7.7 million at March 31, 2016 and December 31, 2015, respectively. We do not intend to sell our investment securities with unrealized losses and it is not more likely than not that we would be required to sell these securities before recovery of the amortized cost. Based upon our evaluation at March 31, 2016 and December 31, 2015, there was no indicated impairment as we expect to collect the contractual cash flows for these investments. We did not maintain a portfolio of securities held for trading during 2016 and 2015.
We do not have any exposure to securities backed by subprime mortgages. At March 31, 2016 and December 31, 2015, we did not have any private-issue mortgage-related securities. See Note 2 “Summary of Significant Accounting Policies–Investment Securities” of Notes to the Consolidated Financial Statements for information about other-than-temporary impaired securities.
Stock in FHLB
At March 31, 2016 and December 31, 2015, our investment in stock in FHLB of $11.2 million and $10.7 million, respectively, was carried at cost because it can only be redeemed at par. There is a minimum required investment in such stock based on measurements of the Bank’s capital, assets and/or borrowing levels. For the three months ended March 31, 2016 and the year ended December 31, 2015, the FHLB paid us cash dividends of $44,000 and $147,000, respectively.
In May 2015, the FHLB of Seattle and FHLB of Des Moines completed the merger of the two banks and began operating as the FHLB of Des Moines on June 1, 2015. With the merger, all of our excess FHLB stock was repurchased. The FHLB repurchased a total of $58.6 million of our excess stock from us in 2015. There was no other significant impact to us as a result of the merger.
Net Loans Receivable Held for Investment
The following table sets forth the composition of our loans receivable held for investment:

	March 31, 2016		December 31, 2015
(dollars in thousands)	Balance	% of total	Balance	% of total	Change
Real estate[1]
Residential 1-4 family	$2,055,020	44.2%	$2,069,665	44.8%	$(14,645)	(1)%
Commercial real estate	703,661	15.2	690,561	14.9	13,100	2
Home equity line of credit	846,467	18.2	846,294	18.3	173	—
Residential land	18,940	0.4	18,229	0.4	711	4
Commercial construction	130,487	2.8	100,796	2.2	29,691	29
Residential construction	16,241	0.3	14,089	0.3	2,152	15
Total real estate	3,770,816	81.1%	3,739,634	80.9%	31,182	1
Commercial	740,596	16.0	758,659	16.4	(18,063)	(2)
Consumer	136,244	2.9	123,775	2.7	12,469	10
Total loans	4,647,656	100.0%	4,622,068	100.0%	25,588	1
Less: Deferred fees and discounts	(5,380)		(6,249)		869	(14)
Allowance for loan losses	(52,326)		(50,038)		(2,288)	5
Total loans, net	$4,589,950		$4,565,781		$24,169	1%

[1]	Includes renegotiated (troubled debt restructured) loans.
Total loans at March 31, 2016 was $4.6 billion, an increase of $25.6 million or 1% compared to total loans at December 31, 2015 of $4.6 billion, primarily due to growth in the commercial real estate, commercial construction and consumer loan portfolios. The growth in these portfolios was consistent with our loan mix target and loan growth strategy. The commercial loan portfolio decreased due to prepayments. Loan production is concentrated in the state of Hawaii.

Our residential 1-4 family mortgage loan portfolio balance decreased by $14.6 million or 1% during 2016. Our strategy for residential loans has been to maintain the portfolio size and sell the remaining loan production in the secondary market. As the total loan portfolio has increased, the proportion of our residential loan portfolio to the total loan portfolio has decreased.
Our commercial real estate loan portfolio grew by $13.1 million or 2% during 2016 due to healthy market conditions and strong demand for this product type. We had targeted this loan portfolio as a part of our loan growth strategy.
Our commercial construction loan portfolio increased by $29.7 million or 29% during 2016 as a result of the growth of new construction projects on Oahu.
Our residential construction loan portfolio increased by $2.1 million during 2016 due to an increase in demand for this loan product.
Our commercial loan portfolio decreased by $18.1 million during 2016 due to an increase in prepayments as new loan production was more than offset by loan prepayments.
Our consumer loan portfolio increased by $12.5 million during 2016 primarily due to growth in our unsecured loans with risk-based pricing.
Our HELOC and residential land loan portfolios had slight increases during 2016.
Goodwill
Goodwill was $82.2 million at March 31, 2016 and December 31, 2015. We determined that our goodwill was not impaired at December 31, 2015. We performed a quarterly review of goodwill at March 31, 2016, which included an assessment of whether there were indications of adverse changes in several qualitative factors such as the business climate, actions or assessments by our regulators, loss of key personnel and sale or disposal of a significant portion of the bank that may reduce the fair value of the Bank below its carrying value. There was no indication of any event or circumstance that would “more likely than not” reduce the fair value of the Bank below its carrying value. Our annual goodwill impairment test includes two steps that are preceded by a “Step 0” qualitative test. Based on our Step 0 qualitative assessment, including the proposed spin-off of the bank from HEI, we determined that it was not “more likely than not” that the fair value of the Bank was less than its carrying value, so “Step 1” of the goodwill impairment test was not considered necessary. Our most recent Step 1 goodwill impairment analysis was performed at December 31, 2013 and the estimated fair value of the Bank exceeded its carrying value by 60%. See Note 2 “Summary of Significant Accounting Policies–Goodwill” of Notes to the Consolidated Financial Statements for more information on our goodwill impairment test, including the Step 1 analysis.
Other Balance Sheet Items
The following table sets forth the composition of other line items in our balance sheets at March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015	Change
(dollars in thousands)
Prepaid expenses and other assets	$197,446	$196,793	$653	—%
Premises and equipment, net	89,525	88,077	1,448	2
Accrued interest receivable	15,723	15,192	531	3
Mortgage servicing rights, net	8,857	8,884	(27)	—
Real estate acquired in settlement of loans, net	797	1,030	(233)	(23)
Total other assets	$312,348	$309,976	$2,372	1%
Total other assets was $312.3 million at March 31, 2016, an increase of $2.4 million compared to total other assets of $310.0 million at December 31, 2015. The increase was primarily due to an increase in premises and equipment, net, for branch construction costs.

Deposit Liabilities
The following table illustrates the distribution of our average deposits and average daily rates by type of deposit. Average balances have been calculated using the average daily balances.

	Three months ended			Year ended
	March 31, 2016			December 31, 2015			Change
(dollars in thousands)	Average balance	% of total deposits	Weighted average rate %	Average balance	% of total deposits	Weighted average rate %	Average balance	Weighted average rate %
Savings	$2,048,157	40.6%	0.07%	$1,980,151	41.2%	0.06%	$68,006	0.01%
Checking	2,328,463	46.2%	0.01	2,209,773	46.0%	0.01	118,690	—%
Money market	167,244	3.3%	0.13	164,568	3.4%	0.12	2,676	0.01%
Certificate	499,617	9.9%	0.93	449,179	9.4%	0.83%	50,438	0.10%
Total deposit liabilities	$5,043,481	100.0%	0.13%	$4,803,671	100.0%	0.11%	$239,810	0.02%
Average total deposits were $5.0 billion for the three months ended March 31, 2016, an increase of $239.8 million compared to average total deposits for the year ended December 31, 2015, of $4.8 billion. The growth has been in core deposit accounts, primarily interest-bearing and noninterest-bearing checking and savings accounts. Net deposit inflow or outflow, as measured as the difference in period-end deposits, was an inflow of $114.7 million for the three months ended March 31, 2016, compared to an inflow of $401.8 million for the year ended December 31, 2015.
Deposits are our lowest costing funding source. The weighted average rate on our deposit accounts for the three months ended March 31, 2016, was 13 basis points, which was 2 basis points higher than the weighted average rate on deposit accounts for the year ended December 31, 2015 of 11 basis points.
See “Regulation and Supervision–Deposit Insurance” for a discussion of deposit insurance.
Advances from FHLB
Average advances from the FHLB were $102.1 million for three months ended March 31, 2016, which was $1.7 million higher than the average advances from the FHLB for the year ended December 31, 2015, of $100.4 million. With growth in deposits, we did not rely on advances from the FHLB as a funding source in 2016. See Note 9 “Other Borrowings–Advances from Federal Home Loan Bank” of Notes to Consolidated Financial Statements for further information on advances from the FHLB.
Securities Sold Under Agreements to Repurchase
Average securities sold under agreements to repurchase were $207.0 million for the three months ended March 31, 2016, a decrease of $12.4 million compared to average securities sold under agreements to repurchase for the year ended December 31, 2015, of $219.4 million. The decrease was primarily due to a decrease in public repurchase agreements. See Note 9 “Other Borrowings–Securities Sold Under Agreements to Repurchase” of Notes to Consolidated Financial Statements for further information on securities sold under agreements to repurchase.
Analysis of Balance Sheet - December 31, 2015 Compared to December 31, 2014
Available-for-Sale Investment Securities
Our available-for-sale investment securities portfolio were comprised as follows:

December 31	2015	2014	Change
(dollars in thousands)
U.S. Treasury and federal agency obligations	$212,959	$119,560	$93,399	78%
Mortgage-related securities — FNMA, FHLMC and GNMA	607,689	430,834	176,855	41
Total available-for-sale investment securities	$820,648	$550,394	$270,254	49%
At December 31, 2015, our investment securities portfolio consisted of mortgage-related securities issued by the Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) and Government National Mortgage Association (“GNMA”), federal agency obligations and U.S. Treasury securities. Principal and interest on mortgage-related securities and federal agency obligations issued by FNMA, FHLMC and GNMA are guaranteed by the issuer and, in the case of GNMA, backed by the full faith of the U.S. government. U.S. Treasury securities are also backed by the full faith of the

U.S. government. The investment securities had credit ratings of AAA, with a low probability of a change in ratings in the near future. At December 31, 2015, the average duration of the remaining securities in our investment securities portfolio was approximately four years. The weighted average yield on our investment securities portfolio during 2015 and 2014 was 2.13% and 2.19%, respectively.
In 2015 and 2014, all of our investment securities were classified as available-for-sale and reported at fair value, with unrealized gains and losses being excluded from earnings and reported on a net basis in accumulated other comprehensive income or loss. Gross unrealized gains in our investment securities portfolio were $4.6 million and $6.7 million at December 31, 2015 and 2014, respectively. Gross unrealized losses on our investment securities portfolio were $7.7 million and $6.0 million at December 31, 2015 and 2014, respectively. We do not intend to sell our investment securities with unrealized losses and it is not more likely than not that we would be required to sell these securities before recovery of the amortized cost. Based upon our evaluation at December 31, 2015 and 2014, there was no indicated impairment as we expect to collect the contractual cash flows for these investments. We did not maintain a portfolio of securities held for trading during 2015 and 2014.
The sale of our municipal bond portfolio in the first quarter of 2014 resulted in a gain on sale of $2.8 million. At December 31, 2013, our municipal bond portfolio had a net unrealized gain of $1.7 million which was reported in accumulated other comprehensive income, net of taxes.
We do not have any exposure to securities backed by subprime mortgages. At December 31, 2015 and 2014, we did not have any private-issue mortgage-related securities. See Note 2 “Summary of Significant Accounting Policies–Investment Securities” of Notes to the Consolidated Financial Statements for information about other-than-temporary impaired securities.
Stock in FHLB
At December 31, 2015 and 2014, our investment in stock in FHLB of $10.7 million and $69.3 million, respectively, was carried at cost because it can only be redeemed at par. There is a minimum required investment in such stock based on measurements of the Bank’s capital, assets and/or borrowing levels. At December 31, 2014, our investment in stock in FHLB was $55 million in excess of the requirement. In 2015, 2014, and 2013 the FHLB paid us cash dividends of $147,000, $88,000, and $47,000, respectively.
In May 2015, the FHLB of Seattle and FHLB of Des Moines completed the merger of the two banks and began operating as the FHLB of Des Moines on June 1, 2015. With the merger, all of our excess FHLB stock was repurchased. The FHLB repurchased a total of $58.6 million and $23.2 million of our excess stock from us in 2015 and 2014, respectively. There was no other significant impact to us as a result of the merger.
Net Loans Receivable Held for Investment
The following table sets forth the composition of our loans receivable held for investment:

December 31	2015		2014
(dollars in thousands)	Balance	% of total	Balance	% of total	Change
Real estate[1]
Residential 1-4 family	$2,069,665	44.8%	$2,044,205	46.0%	$25,460	1%
Commercial real estate	690,561	14.9	531,917	12.0	158,644	30
Home equity line of credit	846,294	18.3	818,815	18.4	27,479	3
Residential land	18,229	0.4	16,240	0.4	1,989	12
Commercial construction	100,796	2.2	96,438	2.2	4,358	5
Residential construction	14,089	0.3	18,961	0.4	(4,872)	(26)
Total real estate	3,739,634	80.9%	3,526,576	79.4%	213,058	6
Commercial	758,659	16.4	791,757	17.8	(33,098)	(4)
Consumer	123,775	2.7	122,656	2.8	1,119	1
Total loans	4,622,068	100.0%	4,440,989	100.0%	181,079	4
Less: Deferred fees and discounts	(6,249)		(6,338)		89	(1)
Allowance for loan losses	(50,038)		(45,618)		(4,420)	10
Total loans, net	$4,565,781		$4,389,033		$176,748	4%

[1]	Includes renegotiated (troubled debt restructured) loans.

Total loans at December 31, 2015 was $4.6 billion, an increase of $181.1 million or 4% compared to total loans at December 31, 2014 of $4.4 billion, primarily due to growth in the commercial real estate, HELOC and residential 1-4 family mortgage loan portfolios. The growth in these portfolios was consistent with our loan mix target and loan growth strategy. Loan production is concentrated in the state of Hawaii.
Our residential 1-4 family mortgage loan portfolio balance increased by $25.5 million or 1% during 2015. Our strategy for residential loans has been to maintain the portfolio size and sell the remaining loan production in the secondary market.
Our commercial real estate loan portfolio grew by $158.6 million or 30% during 2015 due to healthy market conditions, growth of new construction projects on Oahu and strong demand for this product type. We had targeted this loan portfolio as a part of our loan growth strategy.
Our HELOC loan portfolio increased by $27.5 million or 3% during 2015 as part of our growth strategy. Our efficient loan origination platform and attractive product offering have enabled us to continue to grow this loan portfolio.
Our residential land loan portfolio increased by $2.0 million or 12% during 2015 after several years of reducing our exposure in this loan portfolio due to the higher degree of risk in this loan portfolio.
Our commercial construction loan portfolio increased by $4.4 million during 2015 as a result of the continued improvement in the Hawaii economy and growth of new construction projects on Oahu.
Our residential construction loan portfolio decreased by $4.9 million during 2015 due to a decrease in demand for this loan product.
Our commercial loan portfolio decreased by $33.1 million during 2015 due to an increase in prepayments as new loan production was more than offset by loan prepayments.
Our consumer loan portfolio increased by $1.1 million during 2015 as the growth in our unsecured loans with risk-based pricing was offset by repayments in our clean energy loan product.
Goodwill
Goodwill was $82.2 million at December 31, 2015 and 2014. We determined that our goodwill was not impaired at December 31, 2015. Our goodwill impairment test includes two steps that are preceded by a “Step 0” qualitative test. Based on our Step 0 qualitative assessment, including the proposed spin-off of the bank from HEI, we determined that it was not “more likely than not” that the fair value of the Bank was less than its carrying value, so “Step 1” of the goodwill impairment test was not considered necessary. Our most recent Step 1 goodwill impairment analysis was performed at December 31, 2013 and the estimated fair value of the Bank exceeded its carrying value by 60%. See Note 2 “Summary of Significant Accounting Policies–Goodwill” of Notes to the Consolidated Financial Statements for more information on our goodwill impairment test, including the Step 1 analysis.
Other Balance Sheet Items
The following table sets forth the composition of other line items in our balance sheets at December 31, 2015 and 2014:

December 31	2015	2014	Change
(dollars in thousands)
Prepaid expenses and other assets	$196,793	$188,872	$7,921	4%
Premises and equipment, net	88,077	92,407	(4,330)	(5)
Accrued interest receivable	15,192	13,632	1,560	11
Mortgage servicing rights, net	8,884	11,540	(2,656)	(23)
Real estate acquired in settlement of loans, net	1,030	891	139	16
Total other assets	$309,976	$307,342	$2,634	1%
Total other assets was $310.0 million at December 31, 2015, an increase of $2.6 million compared to total other assets of $307.3 million at December 31, 2014. The increase was primarily due to increases in prepaid expenses and other assets and accrued interest receivable, partly offset by decreases in premises and equipment, net and mortgage servicing rights, net. The increase in prepaid expenses and other assets of $7.9 million in 2015 was primarily due to additional affordable housing tax credit investments of $4.4 million and an increase in the cash surrender value of our BOLI policies of $4.0 million, partly offset by a decrease in the prepaid pension benefit of $0.3 million. The decrease in premises and equipment, net of $4.3 million was primarily due to the sale of a real estate property. The decrease in mortgage servicing rights, net of $2.7 million was primarily due to the sale of certain mortgage servicing rights for approximately 1,500 underlying fully amortizing, conventional residential mortgage loans with an unpaid principal balance of $419 million.
Deposit Liabilities
The following table illustrates the distribution of our average deposits and average daily rates by type of deposit. Average balances have been calculated using the average daily balances.

Years ended December 31	2015			2014			Change
(dollars in thousands)	Average balance	% of total deposits	Weighted average rate %	Average balance	% of total deposits	Weighted average rate %	Average balance	Weighted average rate %
Savings	$1,980,151	41.2%	0.06%	$1,879,373	41.7%	0.06%	$100,778	—%
Checking	2,209,773	46.0%	0.01	2,024,615	44.9	0.01	185,158	—
Money market	164,568	3.4%	0.12	171,889	3.8	0.12	(7,321)	—
Certificate	449,179	9.4%	0.83	434,934	9.6	0.83	14,245	—
Total deposit liabilities	$4,803,671	100.0%	0.11%	$4,510,811	100.0%	0.11%	$292,860	—%
Average total deposits were $4.8 billion for the year ended December 31, 2015, an increase of $292.9 million compared to average total deposits for the year ended December 31, 2014, of $4.5 billion. The growth has been in core deposit accounts, primarily interest-bearing and noninterest-bearing checking and savings accounts. Net deposit inflow or outflow, as measured as the year-over-year difference in year-end deposits, was an inflow of $401.8 million in 2015, compared to an inflow of $250.9 million in 2014 and $142.6 million in 2013.
Deposits are our lowest costing funding source. The weighted average rate on our deposit accounts for the year ended December 31, 2015, was 11 basis points, which was comparable to the weighted average rate on deposit accounts for the year ended December 31, 2014 of 11 basis points.
See “Regulation and Supervision–Deposit Insurance” for a discussion of deposit insurance.
Advances from FHLB
Average advances from the FHLB were $100.4 million for year ended December 31, 2015, which was comparable to average advances from the FHLB for the year ended December 31, 2014, of $100.4 million. With growth in deposits, we did not rely on advances from the FHLB as a funding source in 2015. See Note 9 “Other Borrowings–Advances from Federal Home Loan Bank” of Notes to Consolidated Financial Statements for further information on advances from the FHLB.
Securities Sold Under Agreements to Repurchase
Average securities sold under agreements to repurchase were $219.4 million, an increase of $64.3 million compared to average securities sold under agreements to repurchase for the year ended December 31, 2014, of $155.0 million. The increase was primarily due to an increase in public repurchase agreements. See Note 9 “Other Borrowings–Securities Sold Under Agreements to Repurchase” of Notes to Consolidated Financial Statements for further information on securities sold under agreements to repurchase.
Capital
We are subject to regulation and supervision by the FRB. Our sole subsidiary, the Bank, is regulated and supervised by the OCC.
The OCC administers two sets of capital standards for the Bank, minimum regulatory capital requirements and prompt corrective action requirements. The tables below set forth the actual and minimum required capital amounts and ratios for the regulatory capital and prompt corrective action “well capitalized” requirements at December 31, 2015 and 2014.

Regulatory Capital Requirement	Actual		Required
(dollars in thousands)	Capital	Ratio	Capital	Ratio
March 31, 2016
Tier 1 leverage	$523,121	8.74%	$239,350	4.00%
Common equity tier 1	523,121	11.99	196,307	4.50
Tier 1 capital	523,121	11.99	261,742	6.00
Total capital	577,197	13.23	348,990	8.00
December 31, 2015
Tier 1 leverage	$518,752	8.82%	$235,286	4.00%
Common equity tier 1	518,752	12.07	193,457	4.50
Tier 1 capital	518,752	12.07	257,942	6.00
Total capital	570,530	13.27	343,923	8.00
December 31, 2014
Tangible	$492,792	8.91%	$82,999	1.50%
Core	492,792	8.91	221,331	4.00
Risk-based	539,620	12.35	349,611	8.00

Prompt Corrective Action	Actual		Required to be well capitalized
(dollars in thousands)	Capital	Ratio	Capital	Ratio
March 31, 2016
Tier 1 leverage	$523,121	8.74%	$299,187	5.00%
Common equity tier 1	523,121	11.99	283,554	6.50
Tier 1 capital	523,121	11.99	348,990	8.00
Total capital	577,197	13.23	436,237	10.00
December 31, 2015
Tier 1 leverage	$518,752	8.82%	$294,108	5.00%
Common equity tier 1	518,752	12.07	279,438	6.50
Tier 1 capital	518,752	12.07	343,923	8.00
Total capital	570,530	13.27	429,904	10.00
December 31, 2014
Core leverage	$492,792	8.91%	$276,664	5.00%
Core tier 1 risk-based	492,792	11.28	262,208	6.00
Total risk-based	539,620	12.35	437,013	10.00
At March 31, 2016 and December 31, 2015, we were categorized as “well capitalized” under the regulatory framework for prompt corrective action. In July 2013, the FRB, OCC and FDIC issued final rules implementing the Basel III regulatory capital framework. See “Regulation and Supervision–Regulatory Capital Requirements” for further information on the new capital adequacy rules. Under those rules, the new minimum capital ratios became effective January 1, 2015, and a new capital conservation buffer will be phased in over 2016 to 2019. We believe our current capital ratios would not be materially impacted by the new capital adequacy rules. Our capital ratios met the new capital requirements, including the fully phased-in capital conservation buffer.
We seek to maintain capital levels commensurate with our risk profile and in excess of the regulatory “well-capitalized” thresholds. We believe we have a well-established framework to support sound and effective capital planning. Our enterprise risk management program provides the structure for identifying, assessing, mitigating, monitoring and reporting risks across our divisions and departments. Our risk-adjusted return on capital (“RAROC”) framework enables us to determine capital adequacy based on actual exposures and specific risk characteristics. Our stress testing framework assists us in determining the potential impact to capital based on adverse scenarios of varying degrees. Our capital management governance framework includes capital management policies and procedures, a capital contingency plan that outlines sources of capital, trigger limits, roles and responsibilities and escalation procedures, and regular reporting to the Bank’s Board of Directors and the Bank’s Asset/Liability Management Committee (“ALCO”), whose voting members are officers and employees of the Bank. Risk tolerance levels are established by the Bank’s Board of Directors.
Our capital and capital contingency plans are prepared in accordance with the OCC guidance on capital planning and our stress testing analysis meets the OCC stress testing guidance for community banks.
We paid cash dividends of $9.0 million the three months ended March 31, 2016 and $30 million for the year ended December 31, 2015.
Liquidity
We define liquidity as an institution’s ability to meet its cash flow and collateral obligations in a timely manner, at a reasonable cost. Our objectives of liquidity management are to provide a continuous flow of funds for our operations at a reasonable cost, while maintaining sufficient balances to meet unanticipated outflows due to changing environmental conditions or customer activity. Liquidity balances are constantly impacted by the funding and repayment of loans, deposit inflows and outflows, bank operating activity, and wholesale funding transactions. The adequacy of overall liquidity balances is determined through comprehensive policies and procedures established by the Risk Committee of the Bank’s Board of Directors and monitored through ALCO. See “Quantitative and Qualitative Disclosures About Market Risk–Liquidity Risk” for a discussion of our liquidity risk management and the governance structure.
We actively manage our assets and liabilities to satisfy our liquidity needs. We have immediate liquid resources in cash and interest-bearing deposits. Potential sources of short-term liquidity include the sale of available-for-sale securities, the sale of loans in the secondary market, borrowings from the FHLB and securities sold under agreements to repurchase from broker/dealers and other sources. Deposits have traditionally been a long-term stable funding source at a low cost. Funds from the receipt of interest and principal on outstanding loans receivable and investment securities also provide us with a steady flow of funds. Our principal borrowing source is advances from the FHLB. We may borrow up to 35% of our assets from the FHLB based upon the amount of collateral and stock we hold at the FHLB. At March 31, 2016 and December 31, 2015, our unused line of credit at the FHLB was $1.7 billion. See Note 9 “Other Borrowings–Securities Sold Under Agreements to Repurchase” of Notes to Consolidated Financial Statements for further information on investment securities collateralizing securities sold under agreements to repurchase.
We believe that our current sources of funds will enable us to meet our obligations while maintaining liquidity at satisfactory levels.
Cash Flow Comparison - Three Months Ended March 31, 2016 and 2015
Operating Activities
For the three months ended March 31, 2016, our operating activities provided net cash of $11.3 million primarily due to net income of $12.7 million, proceeds from the sale of loans receivable held for sale of $40.4 million, provision for loan losses of $4.8 million, net increase in federal and state income taxes payable of $4.7 million and depreciation of premises and equipment of $1.7 million, partly offset by originated and purchased loans receivable held for sale of $42.7 million, changes in other assets and liabilities of $7.5 million, gains on sale of loans of $1.2 million and changes in deferred income tax benefits of $0.9 million.
For the three months ended March 31, 2015, our operating activities provided net cash of $14.0 million primarily due to net income of $13.5 million, proceeds from the sale of loans receivable held for sale of $78.3 million, net increase in federal and state income taxes payable of $6.5 million and depreciation of premises and equipment of $1.5 million, partly offset by originated and purchased loans receivable held for sale of $79.1 million, gains on sale of loans of $1.8 million, changes in other assets and liabilities of $4.0 million and changes in deferred income tax benefits of $1.6 million.
Investing Activities
For the three months ended March 31, 2016, net cash used in investing activities was $103.9 million primarily due to purchases of investment securities of $122.4 million, a net increase in loans receivable of $28.1 million, capital expenditure additions of $2.6 million and purchase of stock from the FHLB of $1.4 million, partly offset by principal repayments on investment securities of $48.8 million, redemption of stock by the FHLB of $0.8 million and proceeds from the sale of mortgage servicing rights of $0.8 million.

For the three months ended March 31, 2015, net cash used in investing activities was $42.5 million primarily due to purchases of investment securities of $63.4 million, a net increase in loans receivable of $12.5 million and capital expenditure additions of $4.6 million, partly offset by principal repayments on investment securities of $28.5 million, redemption of stock by the FHLB of $5.6 million and proceeds from the sale of premises and equipment of $3.6 million.
Financing Activities
For the three months ended March 31, 2016, net cash provided in financing activities was $102.3 million primarily due to a net increase in deposit liabilities of $114.7 million, proceeds from FHLB advances of $20.8 million and a net increase in retail repurchase agreements of $19.0 million, partly offset by principal repayments on FHLB advances of $20.8 million, repayments of securities sold under agreements to repurchase of $18.5 million, a net decrease in mortgage escrow accounts of $3.9 million and the payment of common stock dividends of $9.0 million.
For the three months ended March 31, 2015, net cash provided in financing activities was $138.1 million primarily due to a net increase in deposit liabilities of $127.9 million and a net increase in retail repurchase agreements of $21.5 million, partly offset by a net decrease in mortgage escrow accounts of $3.7 million and the payment of common stock dividends of $7.5 million.
Cash Flow Comparison - Years Ended December 31, 2015, 2014 and 2013
Operating Activities
For the year ended December 31, 2015, our operating activities provided net cash of $45.8 million primarily due to net income of $54.7 million, proceeds from the sale of loans receivable held for sale of $275.3 million, provision for loan losses of $6.3 million and depreciation of premises and equipment of $6.0 million, partly offset by originated and purchased loans receivable held for sale of $268.3 million, changes in deferred taxes of $15.6 million, changes in other assets and liabilities of $4.4 million and gains on sale of loans and real estate of $6.3 million and $2.0 million, respectively.
For the year ended December 31, 2014, our operating activities provided net cash of $42.5 million primarily due to net income of $51.2 million, provision for loan losses of $6.1 million and depreciation of premises and equipment of $5.8 million, partly offset by changes in deferred taxes of $7.5 million, changes in other assets and liabilities of $6.5 million and gains on sale of investment securities and loans of $2.8 million and $2.9 million, respectively.
For the year ended December 31, 2013, our operating activities provided net cash of $74.1 million primarily due to net income of $57.6 million, net proceeds from the sale of loans of $24.8 million and depreciation of premises and equipment of $5.4 million, partly offset by gains on sale of investment securities, loans and credit card portfolio of $1.2 million, $8.3 million and $2.3 million, respectively.
Investing Activities
For the year ended December 31, 2015, net cash used in investing activities was $396.8 million primarily due to a net increase in loans receivable of $181.3 million, purchases of investment securities of $429.3 million and capital expenditure additions of $13.5 million, partly offset by principal repayments on investment securities of $153.3 million, redemption of stock by the FHLB of $60.2 million, proceeds from the sale of real estate of $7.3 million, proceeds from the sale of mortgage servicing rights of $3.5 million and proceeds from the sale of premises and equipment of $3.6 million.
For the year ended December 31, 2014, net cash used in investing activities was $298.7 million primarily due to a net increase in loans receivable of $283.8 million, purchases of investment securities of $183.8 million and capital expenditure additions of $28.1 million, partly offset by principal repayments on investment securities of $91.0 million, proceeds from the sale of investment securities of $79.6 million, redemption of stock by the FHLB of $23.2 million and proceeds from the sale of real estate acquired in settlement of loans of $3.2 million.
For the year ended December 31, 2013, net cash used in investing activities was $253.0 million primarily due to a net increase in loans receivable of $398.4 million, purchases of investment securities of $112.7 million and capital expenditure additions of $11.2 million, partly offset by principal repayments on investment securities of $158.6 million, proceeds from the sale of investment securities of $71.4 million, proceeds from the sale of the credit card portfolio of $26.4 million, proceeds from the sale of real estate acquired in settlement of loans of $9.2 million and redemption of stock by the FHLB of $3.5 million.

Financing Activities
For the year ended December 31, 2015, net cash provided in financing activities was $410.4 million primarily due to a net increase in deposit liabilities of $401.8 million and a net increase in retail repurchase agreements of $37.9 million, partly offset by the payment of common stock dividends of $30.0 million.
For the year ended December 31, 2014, net cash provided in financing activities was $261.1 million primarily due to a net increase in deposit liabilities of $250.9 million and proceeds from securities sold under agreements to repurchase of $55.6 million, partly offset by a net decrease in retail repurchase agreements of $9.5 million, and the payment of common stock dividends of $36.0 million.
For the year ended December 31, 2013, net cash provided in financing activities was $151.1 million primarily due to a net increase in deposit liabilities of $142.6 million and net proceeds from advances from the FHLB of $50.0 million, partly offset by a net decrease in retail repurchase agreements of $1.4 million and the payment of common stock dividends of $40.0 million.
Commitments and contingencies
The following table set forth, at December 31, 2015, information about payments to be made by us under our contractual obligations and commercial commitments are specified below:

December 31, 2015
(in millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations
Investment in qualifying affordable housing projects	$6	$4	$—	$—	$10
Time certificates	197	137	138	3	475
Securities sold under agreements to repurchase	215	14	—	—	229
Advances from Federal Home Loan Bank	—	100	—	—	100
Interest on certificates of deposit and other bank borrowings	9	9	3	—	21
Operating leases, service bureau, maintenance, and construction-related agreements	27	32	20	19	98
Total	$454	$296	$161	$22	$933
The table above does not include other categories of obligations and commitments, such as deferred taxes, employment agreements, employee benefit plans or commitments to extend credit. At December 31, 2015, the fair value of the assets held in trusts to satisfy the obligations of our retirement benefit plans exceeded the retirement benefit plans’ benefit obligation. Minimum funding requirements for retirement benefit plans have not been included in the table above. Commitments to extend credit, standby letters of credit or commercial letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon. See Note 10 “Pension Plans” and Note 14 “Commitments and Contingencies” of Notes to Consolidated Financial Statements for further discussion.
Critical Accounting Policies and Estimates
Our consolidated financial statements, which are included elsewhere in this information statement, are prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires us to establish accounting policies and make estimates that affect amounts reported in our consolidated financial statements.
We are an emerging growth company as defined in the JOBS Act and, during the period we remain an emerging growth company, will be permitted to defer adoption of certain new or revised accounting standards that are generally applicable to public companies until those standards also apply to private companies. We have not relied on any such permitted deferrals of adoption of new accounting principles in connection with the preparation of our financial statements and other disclosures set forth in this information statement, but we currently intend to make use of such deferral right in the event new accounting principles arise for public companies that do not also apply to private companies if we determine that to be advantageous for reasons of cost or otherwise. If we do defer adoption of such new accounting principles, our financial statements may not be comparable to those of other public companies that are otherwise similar to us.

An accounting estimate requires significant assumptions and judgments, and could potentially result in materially different results under different assumptions and conditions. Our most significant accounting policies and estimates upon which our financial condition depends, and which involve the most complex or subjective decisions or assessments, are discussed below.

See Note 2 “Summary of Significant Accounting Policies” of Notes to Consolidated Financial Statements for further details of our critical accounting policies.
Investment Securities
Investments in debt and equity securities are classified as held-to-maturity (“HTM”), trading or available-for-sale (“AFS”). We determine the appropriate classification at the time of purchase. Debt and equity securities that we intend to and have the ability to hold to maturity are classified as HTM securities and reported at cost. Marketable debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable debt and equity securities not classified as either HTM or trading securities are classified as AFS and reported at fair value. Unrealized gains and losses, for AFS securities deemed other-than-temporary impairment (“OTTI”), not related to credit losses, are excluded from earnings and reported on a net basis in accumulated other comprehensive income (“AOCI”) until realized.
Interest income is recorded on an accrual basis. Discounts and premiums on securities are accreted or amortized into interest income using the interest method over the remaining contractual lives of the agency obligation securities and the estimated lives of the mortgage-related securities adjusted for anticipated prepayments. We use actual prepayment experience and estimates of future prepayments to determine the constant effective yield necessary to apply the interest method of income recognition. The discounts and premiums on the agency obligations portfolio are accreted or amortized on a prospective basis using expected contractual cash flows. The discounts and premiums on the mortgage-related securities portfolio are accreted or amortized on a retrospective basis using changes in anticipated prepayments. This method requires a retrospective adjustment of the effective yield each time we change the estimated life as if the new estimate had been known since the original acquisition date of the securities. Estimates of future prepayments are based on the underlying collateral characteristics and historic or projected prepayment behavior of each security. The specific identification method is used in determining realized gains and losses on the sales of securities.
For securities that are not trading securities, individual securities are assessed for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. A security is impaired if the fair value of the security is less than its carrying value at the financial statement date. When a security is impaired, we determine whether this impairment is temporary or other-than-temporary. If we do not expect to recover the entire amortized cost basis of the security, an OTTI exists. If we intend to sell the security, or will more likely than not be required to sell the security before recovery of its amortized cost, the OTTI must be recognized in earnings. If we do not intend to sell the security, and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost, the OTTI must be separated into the amount representing the credit loss and the amount related to all other factors. The amount of OTTI related to the credit loss is recognized in earnings, while the remaining OTTI is recognized in AOCI. Based on our evaluation at March 31, 2016 and December 31, 2015, there was no indicated impairment as we expect to collect the contractual cash flows for these investments.
Allowance for Loan Losses
We maintain an allowance for loan losses that we believe is adequate to absorb an estimate of probable losses inherent in our loan portfolio. The level of allowance for loan losses is based on a continuing assessment of existing risks in our loan portfolio, historical loss experience, changes in collateral values and current conditions (for example, economic conditions, real estate market conditions and interest rate environment). The allowance for loan losses is allocated to loan types using both a formula-based approach applied to groups of loans and an analysis of certain individual loans for impairment. The formula-based approach emphasizes loss factors primarily derived from actual historical default and loss rates, which are combined with an assessment of certain qualitative factors to determine the allowance amounts allocated to the various loan categories. Adverse changes in any of these factors could result in higher charge-offs and provision for loan losses.
We disaggregate our loan portfolio into loan segments for purposes of determining the allowance for loan losses. We define commercial and commercial real estate loans as non-homogeneous loans and we utilize a risk rating system for evaluating the credit quality of those loans. We rate loans based on the degree of risk at origination and periodically thereafter, as appropriate. Values are applied separately to the probability of default (borrower risk) and loss given default (transaction risk). Our credit review department performs an evaluation of these loan portfolios to ensure compliance with our internal risk rating system and timeliness of rating changes. Non-homogeneous loans are categorized into the regulatory asset quality classifications: pass, special mention, substandard, doubtful, and loss based on credit quality. For loans classified as substandard, an analysis is done to determine if the loan is impaired. A loan is deemed impaired when it is probable that we will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Once a loan is deemed impaired, we apply a valuation methodology to determine whether there is an impairment. The measurement of impairment may be based on either (i) the present value of the expected future cash flows of the impaired loan discounted at the loan’s original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral, net of costs to sell. For all loans collateralized by real estate whose repayment is dependent on the sale of the underlying collateral property, we measure impairment by utilizing the fair value of the collateral, net of costs to sell; for other loans that are not considered collateral dependent, generally the discounted cash flow method is used to measure impairment. For loans collateralized by real estate that are classified as troubled debt restructured (“TDR”) loans, the present value of the expected future cash flows of the loans may also be used to measure impairment as these loans are expected to perform according to their restructured terms. Impairment shortfalls are charged to the provision for loan losses and included in the allowance for loan losses. However, impairment shortfalls that are deemed to be confirmed losses (uncollectible) are charged off, with the loan written down by the amount of the confirmed loss.
Residential, consumer and credit-scored business loans are considered homogeneous loans, which are typically underwritten based on common, uniform standards, and are generally classified as to the level of loss exposure based on delinquency status. The homogeneous loan portfolios are stratified into individual products with common risk characteristics and segmented into various secured and unsecured loan product types. For the homogeneous portfolio, the quality of the loan is best indicated by the repayment performance of an individual borrower. We supplement performance data with an 11-risk rating retail credit model that assigns a probability of default to each borrower based primarily on the borrower’s current Fair Isaac Corporation (“FICO”) score and for HELOC and unsecured consumer products, the bankruptcy score. Current FICO and bankruptcy data is purchased and appended to all homogeneous loans on a quarterly basis and used to estimate the borrower’s probability of default.
Our methodology for determining the allowance for loan losses was generally based on historic loss rates using various look-back periods. During the second quarter of 2014, we implemented enhancements to the loss rate calculation for estimating the allowance for loan losses that included several refinements to determining the probability of default and the loss given default for the various segments of the loan portfolio that are more statistically sound than those previously employed. The result is an estimated loss rate established for each loan. We believe that these enhancements improve the precision in estimating the allowance for loan losses. The enhancement did not have a material effect on the total allowance for loan losses or the provision for loan losses for the second quarter 2014 and did result in the full allocation of the previously unallocated portion of the allowance for loan losses.
In conjunction with the above enhancement, management also adopted an enhanced risk rating system for monitoring and managing credit risk in the non-homogenous loan portfolios that measures general creditworthiness at the borrower level. The numerical-based, risk rating probability of default model (“PD Model”) takes into consideration fiscal year-end financial information of the borrower and identified financial attributes including retained earnings, operating cash flows, interest coverage, liquidity and leverage that demonstrate a strong correlation with default to assign default probabilities at the borrower level. In addition, a loss given default value is assigned to each loan to measure loss in the event of default based on loan specific features such as collateral that mitigates the amount of loss in the event of default. Together the PD Model and loss given default construct provide a more quantitative, data driven and consistent framework for measuring risk within the portfolio, on a loan by loan basis and for the ultimate collectability of each loan. Additionally, qualitative factors may be included in the estimation process.
The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities and is included in accounts payable and other liabilities in the consolidated balance sheets. The determination of the adequacy of the reserve is based upon an evaluation of the unfunded credit facilities, including an assessment of historical commitment utilization experience, credit risk grading and historical loss rates. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the allowance for loan losses, as discussed above. Net adjustments to the reserve for unfunded commitments are included in other expense in the consolidated statements of income.
Management believes its allowance for loan losses adequately estimates actual loan losses that will ultimately be incurred. However, such estimates are based on currently available information and historical experience, and future adjustments may be required from time to time to the allowance for loan losses based on new information and changes that occur (e.g., due to changes in economic conditions, particularly in Hawaii). Actual losses could differ from management’s estimates, and these differences and subsequent adjustments could be material.

Nonperforming Loans
Loans are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection is insufficient to warrant further accrual. All interest that is accrued but not collected is reversed. A loan may be returned to accrual status if (i) principal and interest payments have been brought current and we expect repayment of the remaining contractual principal and interest, (ii) the loan has otherwise become well-secured and in the process of collection, or (iii) the borrower has been making regularly scheduled payments in full for the prior six months and it is reasonably assured that the loan will be brought fully current within a reasonable period. Cash receipts on nonaccruing loans are generally applied to reduce the unpaid principal balance.
Loans considered to be uncollectible are charged-off against the allowance. The amount and timing of charge-offs on loans includes consideration of the loan type, length of delinquency, insufficiency of collateral value, lien priority and the overall financial condition of the borrower. Recoveries on loans previously charged-off are credited back to the allowance. Loans that have been charged-off against the allowance are periodically monitored to evaluate whether further adjustments to the allowance are necessary.
Loans in the commercial and commercial real estate portfolio are charged-off when the loan is risk rated “doubtful” or “loss.” The loan or a portion thereof is determined to be uncollectible after considering the borrower’s overall financial condition and collateral deficiency. A loan is considered uncollectible when: (i) the borrower is delinquent in principal or interest 90 days or more; (ii) significant improvement in the borrower’s repayment capacity is doubtful; and/or (iii) collateral value is insufficient to cover outstanding indebtedness and no other viable assets or repayment sources exist.
Loans in the residential mortgage and home equity portfolios are charged-off when the loan or a portion thereof is determined to be uncollectible after considering the borrower’s overall financial condition and collateral deficiency. A loan is considered uncollectible when: (i) the borrower is delinquent in principal or interest 180 days or more; (ii) it is probable that collateral value is insufficient to cover outstanding indebtedness and no other viable assets or repayment sources exist; (iii) borrower’s debt is discharged in bankruptcy and the loan is not reaffirmed; or (iv) in cases where we are in a subordinate position to other debt, the senior lien holder has foreclosed and extinguished the junior lien.
Other consumer loans are generally charged-off when the balance becomes 120 days delinquent.
See Note 2 “Summary of Significant Accounting Policies–Nonperforming Loans” of Notes to Consolidated Financial Statements for additional information regarding our nonperforming loans.
Troubled Debt Restructurings
A loan modification is deemed to be a TDR when we grant a concession we would not otherwise consider if it were not for the borrower’s financial difficulty. When a borrower experiencing financial difficulty fails to make a required payment on a loan or is in imminent default, we take a number of steps to improve the collectability of the loan and maximize the likelihood of full repayment. At times, we may modify or restructure a loan to help a distressed borrower improve their financial position to eventually be able to repay the loan fully, provided the borrower has demonstrated both the willingness and the ability to fulfill the modified terms. TDR loans are considered an alternative to foreclosure or liquidation with the goal of minimizing losses and maximizing recovery.
We may consider various types of concessions in granting a TDR, including maturity date extensions, extended amortization of principal, temporary deferral of principal payments, and temporary interest rate reductions. We rarely grant principal forgiveness in TDR modifications. Residential loan modifications generally involve interest rate reductions, extending the amortization period, or interest only payments for a period of time. Land loans at origination are typically structured as a 3 year term, interest-only monthly payment with a balloon payment due at maturity. Land loan TDR modifications typically involve extending the maturity date up to 5 years and converting the payments from interest-only to principal and interest monthly payments. Commercial loan modifications generally involve extensions of maturity dates, extending the amortization period, and temporary deferral or reduction of principal payments. We generally do not reduce the interest rate on commercial loan TDR modifications. Occasionally, additional collateral and/or guaranties are obtained.
Certain TDRs that are current in payment status are classified as nonaccrual in accordance with regulatory guidance. These nonaccruing TDRs can be returned to accrual status when principal and interest have been current for at least 6 months and a well-documented evaluation of the borrower’s financial condition has been performed and indicates future payments are reasonably assured.
All TDR loans are classified as impaired and are segregated and reviewed separately when assessing the adequacy of the allowance for loan losses based on the appropriate method of measuring impairment. The financial impact of the calculated impairment amount is an increase to the allowance for loan losses associated with the modified loan. When available information confirms that specific loans or portions thereof are uncollectible (confirmed losses), these amounts are charged off against the allowance for loan losses.
Fair Value
Fair value estimates are based on the price that would be received to sell an asset, or would be paid upon the transfer of a liability, in an orderly transaction between market participants at the measurement date. The fair value estimates are generally determined based on assumptions that market participants would use in pricing the asset or liability and are based on market data obtained from independent third party sources. However, in certain cases, we use our own assumptions based on the best information available in certain circumstances. These valuations are estimates at a specific point in time, based on relevant market information, information about the financial instrument and judgments regarding future expected loss experience, economic conditions, risk characteristics of various financial instruments and other factors. These estimates do not reflect any premium or discount that could result if we were to sell our entire holdings of a particular financial instrument at one time. Because no active trading market exists for a portion of our financial instruments, fair value estimates cannot be determined with precision. Changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates, but have not been considered in making such estimates.
We classify our financial assets and liabilities that are measured at fair value in accordance with the three level valuation hierarchy outlined as follows:
Level 1:    Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.
Level 2:     Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.
Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Classification in the hierarchy is based upon the lowest level input that is significant to the fair value measurement of the asset or liability. For instruments classified in Level 1 and 2 where inputs are primarily based upon observable market data, there is less judgment applied in arriving at the fair value. For instruments classified in Level 3, management judgment is more significant due to the lack of observable market data.
Significant assets measured at fair value on a recurring basis include our investment securities available-for-sale. These instruments are priced using an external pricing service and are classified as Level 2 within the fair value hierarchy. The third-party pricing services use a variety of methods to determine fair value including quoted prices for similar securities in an active market, yield spreads for similar trades, adjustments for liquidity, size, collateral characteristics, historic and generic prepayment speeds, and other observable market factors. To enhance the robustness of the pricing process, we compare our standard third-party vendor’s price with that of another third-party vendor. If the prices are within an acceptable tolerance range, the price of the standard vendor will be accepted. If the variance is beyond the tolerance range, an evaluation will be conducted by the investment manager and a challenge to the price may be made. Fair value in such cases will be based on the value that best reflects the data and observable characteristics of the security. In all cases, the fair value used will have been independently determined by a third-party pricing vendor or non-affiliated broker.
Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include mortgage servicing rights accounted for by the amortization method, loan impairments for certain loans, real estate owned and goodwill.
See Note 3 “Investment Securities,” Note 13 “Derivative Financial Instruments” and Note 16 “Fair Value of Financial Instruments” of Notes to Consolidated Financial Statements for additional information regarding our fair value measurements.

Goodwill
Goodwill is an asset that represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but is tested for impairment annually at December 31 using data at September 30 or more frequently if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying value. The goodwill impairment analysis is a two-step test. The first step, “Step 1,” used to identify potential impairment, involves comparing fair value to our carrying value including goodwill. If our fair value exceeds our carrying value, applicable goodwill is deemed to be not impaired. If our carrying value exceeds our fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.
Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other noninterest expense to reduce the carrying amount to implied fair value of goodwill. Our goodwill impairment test includes 2 steps that are preceded by a “Step 0” qualitative test. The qualitative test allows management to assess whether qualitative factors indicate that it is more likely than not that impairment exists. If it is not more likely than not that impairment exists, then the two-step quantitative test would not be necessary. Based on the assessment of relevant events and circumstances such as economic conditions, the interest rate environment, the Hawaii marketplace, our financial performance, the regulatory environment, change in management and pending litigation, it was determined that a Step 1 analysis was not necessary. A Step 0 goodwill impairment analysis was performed at December 31, 2015. For the years ended December 31, 2015, 2014 and 2013, the fair value of our Company exceeded our carrying value and it was determined that there was no impairment of goodwill. At March 31, 2016, there were no events or circumstances that would more likely than not reduce the fair value of our Company below our carrying value.
See Note 2 “Summary of Significant Accounting Policies–Goodwill” of Notes to Consolidated Financial Statements for additional information regarding goodwill.
Income Taxes
Accrued income taxes are reported as a component of either prepaid expenses and other assets or federal and state income taxes payable, as appropriate, in our audited consolidated balance sheets and reflect our estimate of income taxes to be paid or that effectively have been prepaid. Deferred income tax assets and liabilities represent the amount of future income taxes to be paid or that effectively have been prepaid, and the net balance is reported as an asset or liability in the audited consolidated balance sheets. We determine the realization of the deferred tax asset based upon an evaluation of the four possible sources of taxable income: (i) the future reversals of taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. In projecting future taxable income, we utilize forecasted pretax earnings, adjust for the estimated book-tax differences. These assumptions require significant judgment and are consistent with the plans and estimates that we use to manage the underlying businesses. The realization of the deferred tax assets could be reduced in the future if these estimates are significantly different than forecasted.
We are subject to income tax laws of the United States and State of Hawaii. The tax laws and regulations may be interpreted differently in certain situations, which could result in a range of outcomes. Thus, we are required to exercise judgment regarding the application of these tax laws and regulations. We evaluate and recognize tax liabilities related to any tax uncertainties. Due to the complexity of some of these uncertainties, the ultimate resolution may differ from the current estimate of tax liabilities or refunds.
Our estimate of accrued income taxes, deferred income taxes and income tax expense can also change in any period as a result of new legislative or judicial guidance impacting tax positions, as well as changes in income tax rates. Any changes, if they occur, can be significant to our audited consolidated financial position, results of operations or cash flows.
See Note 12 “Income Taxes” of Notes to Consolidated Financial Statements for additional information regarding income taxes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is defined as the risk of loss resulting from changes in market prices as a result of changes in interest rates, credit and liquidity or general economic conditions. Our principal market risks in the ordinary course of business are credit risk, liquidity risk and interest rate risk. We currently do not have direct exposure to either market risk from trading activities or foreign currency exchange rate risk.

Credit Risk
We define credit risk as the risk that borrowers or issuers of securities will not be able to repay their obligations to the Bank. Credit risk associated with the securities portfolio is mitigated through investment portfolio limits, experienced staff working with analytical tools, monthly fair value analysis and on-going monitoring and reporting such as investment watch reports and loss sensitivity analysis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Allowance for Loan Losses,” and Note 2 “Summary of Significant Accounting Policies–Allowance for Loan Losses” and Note 5 “Allowance for Loan Losses” of Notes to Consolidated Financial Statements for additional information on credit risk.
We manage and control risk in the loan portfolio by adhering to sound, well-defined underwriting standards and lending criteria, approval authorities, exposure and concentration limits, and other limits we believe to be prudent. Active portfolio monitoring is performed to identify emerging trends and mitigate risks at the obligor, industry and product level, including setting exposure limits for new or expanded activities and tracking their performance and risk-adjusted profitability. In addition, we perform an independent credit review that assesses compliance with credit policies, regulatory asset quality rating definitions, and other critical credit criteria.
We evaluate our customers’ borrowing needs and capacity to repay in conjunction with their character and history. In 2014, we implemented the use of credit models to better quantify credit risk in the portfolios for underwriting, monitoring, risk-based pricing and customer management purposes. Developed using our own data, the credit models measure general creditworthiness at the borrower level that demonstrate a strong correlation with default in order to assign a probability of default to each borrower. This provides a more quantitatively precise, data-driven and consistent approach to measuring risk on both the borrower and loan level, which helps prioritize where and with whom we want to do business with. The credit models were developed based on accepted and published default modeling research and facilitate more granular risk segmentation by probability of default risk band. This allows timely monitoring of portfolio credit quality by tracking such risk band migration. In addition, the credit models provide a consistent risk-adjusted view of profitability across all portfolios.
Our loan portfolio consists of the following loan categories: residential 1-4 family, HELOC, commercial and industrial (“C&I”), commercial real estate, construction and consumer loans.
We offer residential 1-4 family first mortgage loans to consumers secured by subject properties within our markets with the majority of the existing portfolio in fixed rate loans. Generally, these loans are secured by a primary residence or second home and are underwritten using a traditional underwriting system (Fannie Mae’s automated underwriting engine: Desktop Underwriter) to assess the financial capacity and repayment ability of the consumer. Decisions are primarily based on debt-to-income ratios, loan-to-value (“LTV”) ratios, liquidity, and credit scores. LTV ratios generally do not exceed 80% although higher levels are allowed with mortgage insurance. We do not offer interest-only, payment-option, sub-prime or Alt-A mortgage loans or any product with negative amortization.
In January 2013, the Consumer Financial Protection Bureau (“CFPB”) issued a final rule to ensure that lenders consider a borrower’s ability to repay before extending credit on a closed-end residential mortgage loan. The final rule, which became effective in January 2014, provides for certain requirements in making ability to repay determinations such as verification of borrower’s income or assets, employment status, current debt obligations, debt-to-income ratio or residual income, and credit history. Additionally, loans that meet the “Qualified Mortgage” (“QM”) criteria such as having a debt-to-income ratio less than or equal to 43% qualify for safe harbor protecting the lender from fines or litigation in the event of foreclosure. The final rule did not have a material impact on our residential lending activities as we consider the ability to repay requirements in every loan application as part of our standard underwriting process for portfolio loans, and we originate QM loans under the temporary government sponsored entity QM treatment, where such eligible loans are afforded safe harbor status.
We offer HELOCs at variable rates with fixed rate options. HELOCs are secured by first or second mortgages on residential property, and borrowing availability is typically up to 80% of the value of the collateral at time of origination. Variable rate loans are underwritten at qualifying rates and payment terms meaningfully higher than the actual initial rate and payment, to mitigate the risk of payment shock when the rate adjusts or when payments convert from interest-only to principal amortization at the end of the draw period. Underwriting decisions are based on an assessment of the consumer’s overall financial capacity and repayment ability, primarily considering debt-to-income ratios, LTV ratios, lien priority, and credit scores. On an annual basis, a collateral valuation review is conducted to identify any accounts that may be at elevated risk of collateral valuation decline since origination.
C&I loans are provided to customers primarily for the purpose of financing working capital, equipment, expansion, and other general business purposes. The credit decisions for these transactions are based on an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant’s willingness and ability to repay in accordance with the proposed contractual terms, considering factors such as the statistically determined probability of default (“PD”), historical performance, financial projections, business strategy and expertise, management depth and experience, and industry.
Commercial real estate loans and construction loans are offered to real estate investors, developers, builders, and owner-occupants primarily domiciled in Hawaii. Substantially all the commercial real estate portfolio is secured by properties located in the State of Hawaii which is our primary market area. These loans are secured by first mortgages with LTV ratios deemed appropriate based on property type, location, quality, market conditions, and sponsorship. Generally, these LTV ratios do not exceed 80%. The commercial properties are predominantly developments such as retail centers, office buildings, apartment buildings, industrial properties, and some specialized properties such as hotels and senior living facilities. In the underwriting of commercial real estate loans, we obtain appraisals (or evaluations if appropriate in compliance with appraisal regulations and standards) for the underlying properties. In evaluating a proposed commercial real estate loan where the primary repayment source is the rental income or sale of the property, we focus primarily on the ratio of the property’s net operating income (“NOI”) to the loan’s debt service requirement. NOI is calculated after deducting for vacancy and property management and maintenance expenses as appropriate. The debt service coverage ratio is generally not less than 1.20 to 1. In addition, a personal guarantee of the loan or a portion thereof is sometimes required from the principal or principals of the borrower. We typically require lender’s title insurance to protect the priority of our lien, hazard insurance, and flood insurance if applicable, in order to protect our security interest in the underlying property. Business interruption insurance or other insurance may also be required. Owner-occupant commercial real estate loans are underwritten based on the cash flow of the business if the business occupies the property. For such owner-occupant loans, the real estate is evaluated independently as a secondary source of repayment, separate from the operating cash flow of the business.
Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end user. We typically mitigate the risks associated with construction loans by requiring performance and payment bonding, controlled disbursements, construction monitoring, pre-sales or pre-lease agreements, equity funding ahead of debt funding, and/or minimum release prices of completed units.
We also offer consumer loans for the purpose of meeting the borrowing needs of our consumer customers. For unsecured consumer loans such as personal installment loans and personal credit lines, underwriting decisions are based on an assessment of the consumer’s propensity to pay or repayment ability, primarily considering credit scores and, for larger dollar amounts, debt-to-income (“DTI”) ratios. In 2014, we implemented an auto-decision process for lower dollar consumer loans and lower dollar business credit-scored loans with appropriate and monitored exposure limits. The performance and risk-adjusted profitability of these auto-decision exposures are monitored and evaluated to allow us to gain experience with this process before undertaking any broader expansion.
Our overall credit risk profile reflects the positive economic conditions in Hawaii, with significant recoveries of loans that were previously charged off contributing to the favorable risk profile. Tourism continues to be robust with increases in visitor arrivals and spending, an increase in air seats coming into the state, and record revenues for hotels. The construction industry also continued to expand with existing and planned developments in retail, condominium, and mass transit projects, plus overall strong demand for properties to lease or purchase. The statewide seasonally adjusted unemployment rate continues to improve as well.
Liquidity Risk
We define liquidity risk as the risk that we will not meet our payment obligations in a timely manner. Liquidity can arise due to asset liquidity risk and/or funding liquidity risk.
Asset liquidity risk is the risk of loss that arises from an inability to liquidate, pledge and/or finance certain assets at or near their carrying value. General market disruptions as well as specific issues regarding the credit quality and/or valuation of a security or loan, issuer or borrower and/or asset class would be drivers of asset liquidity risk. Our assets and liabilities would be materially affected by such events as a deterioration of financing markets for high quality securities, by any incapacitation of the FHLB to provide advances and/or by the refusal of the FRB to act as lender of last resort in systemic stress situation.
We consider asset liquidity risk in our security purchase analyses. The assets in our securities portfolio are guaranteed explicitly (GNMA) or indirectly (FNMA and FHLMC) by the U.S. government. The FHLB system was created by federal law to provide advances to residential lenders in times of financial crisis and the FRB functions as the lender of last resort. We view our asset liquidity risk to be relatively modest.
Funding liquidity risk is the risk that market conditions or institution-specific events may reduce our ability to raise funds from depositors and/or wholesale market counterparties. An adverse institution-specific event such as a major loss that causes a perceived or actual deterioration in our financial condition or an adverse systemic event such as a default or bankruptcy of a significant capital markets participant could affect our funding liquidity. In periods of significant market volatility, margin calls may occur which could result in realized losses if pledged assets must be sold at a loss. Additionally, availability of such funding generally may cease.
Our use of wholesale funding is very low. Deposits traditionally have been our principal source of funds for use in lending, meeting liquidity requirements and making investments. At March 31, 2016, our funding sources were 94% deposits and 6% other borrowings. We borrow on a short-term basis to compensate for seasonal or other reductions in deposit flows. Despite ongoing exposure to a variety of institution-specific and systemic events, we view our funding liquidity risk to be relatively modest.
Existing and evolving regulatory liquidity requirements represent another key driver of systemic liquidity conditions and liquidity management practices. The OCC evaluates our liquidity as part of the supervisory process. Recently issued regulations require us to perform regular liquidity stress testing and to maintain a buffer of highly liquid assets sufficient to cover expected net cash outflows and projected loss or impairment of fund sources for a short-term liquidity stress scenario. In September 2014, the U.S. federal banking regulators issued a final rule to implement a modified version of the Liquidity Coverage Ratio (“LCR”) developed by the Basel Committee. Although this requirement only applies to institutions much larger than us, we have implemented the stress testing framework to calculate the modified LCR and we are fully compliant with the modified LCR requirements.
Liquidity risk is measured and managed by our treasury department in accordance with policy guidance promulgated by our Board and the ALCO. The treasury department delivers regular and comprehensive reporting, including current levels versus policy limits, for a broad set of liquidity metrics, explanatory commentary relating to emerging risk trends and, as appropriate, recommended remedial strategies.
We will continue to use deposits to fund our loans, meet our liquidity requirements and make investments. We are controlling our use of wholesale funding. At March 31, 2016:

•	core deposits continued to be our primary source of funding and our period-end loan-to-deposits ratio was 89% at March 31, 2016 compared to 91% at December 31, 2015; and

•	advances from FHLB and securities sold under agreements to repurchase remained relatively low at $329.1 million at March 31, 2016 compared to $328.6 million at December 31, 2015.
The treasury department monitors a variety of liquidity and funding metrics, including:

•
current liquidity sources and capabilities, including excess cash at the Federal Reserve Banks, free and liquid securities and available ($516.4 million of unpledged investment securities at March 31, 2016) and secured FHLB borrowing capacity ($1.7 billion unused line at March 31, 2016);

•
contingent stressed liquidity, including institution-specific, systemic and combined stress scenarios, in addition to evolving regulatory requirements such as the modified LCR and the Net Stable Funding Ratio; and

•	current and expected exposures, including secured and unsecured wholesale funding and spot and cumulative cash flow gaps across a variety of horizons.
Interest Rate Risk
We define interest rate risk (“IRR”) as the inability to maintain the margin between our asset yields and liability costs as a result of changes in interest rates and/or changes in the timing and value of future cash flows. Our IRR profile is strongly influenced by our primary business of making fixed-rate residential mortgage loans and taking in retail deposits. Large mismatches in the amounts or timing between the maturity or repricing of interest sensitive assets or liabilities could adversely affect our earnings and the market value of our interest-sensitive assets and liabilities in the event of significant changes in the level of interest rates. Many other factors also affect our exposure to changes in interest rates, such as general economic and financial conditions, customer preferences, and competition for loans or deposits. See Note 13 “Derivative Financial Instruments” of Notes to Consolidated Financial Statements included elsewhere in this information statement for a discussion of the use of rate lock commitments on loans held for sale and forward sale contracts to manage some interest rate risk associated with our residential loan sale program.
Our Board approves broad strategies and major policies for the management of IRR. We are provided clear guidance regarding their tolerance for IRR in the form of exposure limits. The Board delegates to management, through the ALCO, responsibility for managing and monitoring the mix of assets and liabilities with the objective of managing the net interest margin to a level consistent with our financial performance targets while maintaining IRR measures within stated limits. ALCO voting members are officers and managers of the bank.

We measure IRR using simulation analysis with an emphasis on measuring changes in net interest income (“NII”) and the market value of interest-sensitive assets and liabilities in different interest-rate environments. The simulation analysis is performed using a dedicated asset/liability management software system enhanced with a mortgage prepayment model and a collateralized mortgage obligation database. The simulation software is capable of generating scenario-specific cash flows for all instruments using the specified contractual information for each instrument and product specific prepayment assumptions for mortgage loans and mortgage-related securities.
NII sensitivity analysis measures the change in our twelve-month, pretax NII in alternate interest rate scenarios. NII sensitivity is measured as the change in NII in the alternate interest-rate scenarios as a percentage of the base case NII. The base case interest-rate scenario is established using the current yield curve and assumes interest rates remain constant over the next twelve months. The alternate scenarios are created by assuming “rate ramps” or gradual interest changes and accomplished by moving the yield curve in a parallel fashion, over the next twelve month period, in increments of +/- 100 basis points. The simulation model forecasts scenario-specific principal and interest cash flows for the interest-bearing assets and liabilities, and the NII is calculated for each scenario. Key balance sheet modeling assumptions used in the NII sensitivity analysis include: the size of the balance sheet remains relatively constant over the simulation horizon and maturing assets or liabilities are reinvested in similar instruments in order to maintain the current mix of the balance sheet. In addition, assumptions are made about the prepayment behavior of mortgage-related assets, future pricing spreads for new assets and liabilities, and the speed and magnitude with which deposit rates change in response to changes in the overall level of interest rates. Other NII sensitivity analysis may include scenarios such as yield curve twists or non-static balance sheet changes (such as changes to key balance sheet drivers).
Consistent with OCC guidelines, our market value or economic capitalization is measured as economic value of equity (“EVE”). EVE represents the theoretical market value of our net worth and is defined as the present value of expected net cash flows from existing assets minus the present value of expected cash flows from existing liabilities plus the present value of expected net cash flows from existing off-balance sheet contracts. Key assumptions used in the calculation of EVE include the prepayment behavior of loans and investments, the possible distribution of future interest rates, pricing spreads for assets and liabilities in the alternate scenarios and the rate and balance behavior of deposit accounts with indeterminate maturities. EVE is calculated in multiple scenarios. As with the NII simulation, the base case is represented by the current yield curve. Alternate scenarios are created by assuming immediate parallel shifts in the yield curve in increments of 100 basis points (bp) from - 100 bp up to + 300 bp. The change in EVE is measured as the change in EVE in a given rate scenario from the base case and expressed as a percentage. To gain further insight into the IRR profile, additional analysis is periodically performed in alternate scenarios including rate shifts of greater magnitude and changes in key balance sheet drivers.
Our interest-rate risk sensitivity measures at March 31, 2016 and December 31, 2015 were as follows:

	Change in NII (gradual change in interest rates)		Change in EVE (instantaneous change in interest rates)
Change in interest rates (basis points)	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
+300	2.0%	1.6%	(9.6)%	(9.3)%
+200	0.8	0.6	(5.2)	(5.3)
+100	—	(0.1)	(1.5)	(1.9)
-100	(0.3)	(0.5)	(3.3)	(1.2)
We believe our interest rate risk position at March 31, 2016 represents a reasonable level of risk. The NII profile under the rising interest rate scenarios was slightly more asset sensitive for all rate increases at March 31, 2016 compared to December 31, 2015. The repricing assumption of certain core deposits was updated and resulted in slower repricing of those deposit balances in the 12-month simulation period. This shift to less rate sensitive deposits increased our asset sensitivity.
Our base EVE increased to $987 million at March 31, 2016 compared to $974 million at December 31, 2015 due to growth in capital and flattening of the yield curve.
The change in EVE from rising interest rates became less sensitive for 100 and 200 basis point increases and slightly more sensitive for a 300 basis point increase at March 31, 2016 compared to December 31, 2015. In the recent quarter, the residential fixed rate mortgage portfolio repayment history was analyzed and prepayment assumptions were updated to reflect the current interest rate environment and our residential mortgage repayment behavior. In rising rate scenarios, the price sensitivity for the residential portfolio increased as the portfolio extended in average life due to the slower prepayment expectations. The liability side of the balance sheet offsets this increase in sensitivity as core deposits grew by $74 million, primarily in longer duration products. Additionally, the repricing assumption of certain core deposits was updated, resulting in longer duration deposit liabilities.

The computation of the prospective effects of hypothetical interest rate changes on the NII sensitivity and the percentage change in EVE is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, balance changes and pricing strategies, and should not be relied upon as indicative of actual results. To the extent market conditions and other factors vary from the assumptions used in the simulation analysis, actual results may differ materially from the simulation results. Furthermore, NII sensitivity analysis measures the change in our 12-month, pretax NII in alternate interest rate scenarios, and is intended to help management identify potential exposures in our current balance sheet and formulate appropriate strategies for managing interest rate risk. The simulation does not contemplate any actions that we might undertake in response to changes in interest rates. Further, the changes in NII vary in the 12-month simulation period and are not necessarily evenly distributed over the period. These analyses are for analytical purposes only and do not represent our views of future market movements, the level of future earnings or the timing of any changes in earnings within the 12 month analysis horizon. The actual impact of changes in interest rates on NII will depend on the magnitude and speed with which rates change, actual changes in our balance sheet and our responses to the changes in interest rates.

SELECTED STATISTICAL INFORMATION
The accompanying supplemental information should be read in conjunction with the sections of this information statement entitled “Summary Selected Historical Financial and Other Data,” “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this information statement.
Distribution of Assets, Liabilities and Stockholder’s Equity; Interest Rates and Interest Differential
The following table provides a summary of our consolidated average balances including major categories of interest-earning assets and interest-bearing liabilities:

	Three months ended March 31, 2016			Year ended December 31, 2015
(dollars in thousands)	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Interest [1] income/expense	Yield/ rate
Assets
Interest earning deposits	$79,320	$99	0.49%	$124,874	$323	0.26%
FHLB Stock	10,779	44	1.64	32,140	148	0.46
Available-for-sale investment securities
Taxable	854,401	4,874	2.28	687,215	14,649	2.13
Non-taxable	—	—	—	—	—	—
Total available-for-sale investment securities	854,401	4,874	2.28	687,215	14,649	2.13
Loans
Residential 1-4 family	2,076,525	22,320	4.30	2,064,170	89,933	4.36
Commercial real estate	808,407	8,164	4.03	669,184	26,558	3.97
Home equity line of credit	851,329	6,865	3.24	828,129	26,511	3.20
Residential land	18,206	276	6.06	17,304	1,101	6.36
Commercial	748,774	7,372	3.94	798,182	29,282	3.67
Consumer	128,189	3,440	10.79	119,267	11,397	9.56
Total loans [2,3]	4,631,430	48,437	4.19	4,496,236	184,782	4.11
Total interest-earning assets	5,575,930	$53,454	3.84%	5,340,465	$199,902	3.74%
Allowance for loan losses	(50,449)			(46,881)
Noninterest-earning assets	497,238			491,096
Total Assets	$6,022,719			$5,784,680
Liabilities and Stockholder’s Equity
Interest-bearing deposits
Savings	$2,048,157	$333	0.07%	$1,980,151	$1,257	0.06%
Interest-bearing checking	821,868	42	0.02	782,811	139	0.02
Money market	167,244	53	0.13	164,568	205	0.12
Time certificates	499,617	1,164	0.93	449,179	3,747	0.83
Total interest-bearing deposits	3,536,886	1,592	0.18	3,376,709	5,348	0.16
Advances from Federal Home Loan Bank	102,061	786	3.05	100,438	3,146	3.13
Securities sold under agreements to repurchase	207,033	699	1.34	219,351	2,832	1.29
Total interest-bearing liabilities	3,845,980	$3,077	0.32%	3,696,498	$11,326	0.31%
Noninterest-bearing liabilities
Deposits	1,506,595			1,426,962
Other	100,770			109,797
Stockholder’s equity	569,374			551,423
Total Liabilities and Stockholder’s Equity	$6,022,719			$5,784,680
Net interest income		$50,377			$188,576
Net interest margin[4]			3.62%			3.53%

Years ended December 31	2014			2013
(dollars in thousands)	Average balance	Interest [1] income/expense	Yield/ rate	Average balance	Interest [1] income/expense	Yield/ rate
Assets
Interest earning deposits	$88,089	$222	0.25%	$76,122	$192	0.25%
FHLB stock	83,053	88	0.11	94,573	47	0.05
Securities purchased under resale agreements	5,096	20	0.39	11,370	43	0.38
Available-for-sale investment securities
Taxable	525,949	11,336	2.16	519,220	11,192	2.16
Non-taxable	11,600	429	3.69	69,377	2,494	3.60
Total available-for-sale investment securities	537,549	11,765	2.19	588,597	13,686	2.33
Loans
Residential 1-4 family	2,023,816	90,591	4.48	1,970,918	93,293	4.73
Commercial real estate	557,924	23,904	4.28	441,734	19,547	4.42
Home equity line of credit	790,701	25,716	3.25	680,445	20,442	3.00
Residential land	16,276	1,106	6.79	20,985	1,308	6.23
Commercial	783,670	29,294	3.74	726,597	29,188	4.02
Consumer	110,440	8,730	7.90	114,871	9,191	8.00
Total loans [2,3]	4,282,827	179,341	4.19	3,955,550	172,969	4.37
Total interest-earning assets	4,996,614	$191,436	3.83%	4,726,212	$186,937	3.96%
Allowance for loan losses	(42,242)			(42,114)
Noninterest-earning assets	461,837			427,470
Total Assets	$5,416,209			$5,111,568
Liabilities and Stockholder’s Equity
Interest-bearing deposits
Savings	$1,879,373	$1,134	0.06%	$1,805,363	$1,052	0.06%
Interest-bearing checking	738,651	126	0.02	665,941	106	0.02
Money market	171,889	214	0.12	182,343	232	0.13
Time certificates	434,934	3,603	0.83	454,021	3,702	0.82
Total interest-bearing deposits	3,224,847	5,077	0.16	3,107,668	5,092	0.16
Advances from Federal Home Loan Bank	100,389	3,146	3.13	64,630	2,432	3.76
Securities sold under agreements to repurchase	155,012	2,585	1.67	146,758	2,553	1.74
Total interest-bearing liabilities	3,480,248	$10,808	0.31%	3,319,056	$10,077	0.30%
Noninterest-bearing liabilities
Deposits	1,285,964			1,179,559
Other	114,072			106,432
Stockholder’s equity	535,925			506,521
Total Liabilities and Stockholder’s Equity	$5,416,209			$5,111,568
Net interest income		$180,628			$176,860
Net interest margin[4]			3.62%			3.74%

[1]
Interest income includes taxable equivalent basis adjustments, based upon a federal statutory tax rate of 35%, of nil, nil, $0.2 million and $0.9 million for the three months ended March 31, 2016 and years ended December 31, 2015, 2014 and 2013, respectively.

[2]	Includes loans held for sale, at lower of cost or fair value, of $3.1 million, $5.4 million, $3.1 million and $8.0 million at March 31, 2016, December 31, 2015, 2014 and 2013, respectively.

[3]
Includes recognition of net deferred loan fees of $0.8 million, $2.7 million, $3.7 million and $5.2 million for the three months ended March 31, 2016 and years ended December 31, 2015, 2014 and 2013, respectively, together with interest accrued prior to suspension of interest accrual on nonaccrual loans.

[4]	Defined as net interest income, on a fully taxable equivalent basis, as a percentage of average total interest-earning assets.

Change in Net Interest Income - Volume and Rate Analysis
The following table shows the effect on net interest income of (i) changes in interest rates (change in weighted-average interest rate multiplied by prior year average balance) and (ii) changes in volume (change in average balance multiplied by prior period weighted-average interest rate). Any remaining change is allocated to the above two categories on a pro-rata basis.

	Three months ended March 31,			Years ended December 31,
	2016 vs. 2015			2015 vs. 2014			2014 vs. 2013
(in thousands)	Average Rate	Average Volume	Net Change	Average Rate	Average Volume	Net Change	Average Rate	Average Volume	Net Change
Interest income
Interest-earning deposits	$58	$(40)	$18	$9	$92	$101	$—	$30	$30
FHLB stock	55	(29)	26	144	(84)	60	48	(7)	41
Securities purchased under resale agreements	—	—	—	(10)	(10)	(20)	1	(24)	(23)
Available-for-sale investment securities
Taxable	188	1,734	1,922	(158)	3,471	3,313	—	144	144
Non-taxable	—	—	—	(214)	(215)	(429)	60	(2,125)	(2,065)
Total available-for-sale investment securities	188	1,734	1,922	(372)	3,256	2,884	60	(1,981)	(1,921)
Loans
Residential 1-4 family	(517)	176	(341)	(2,451)	1,793	(658)	(5,112)	2,410	(2,702)
Commercial real estate	321	1,781	2,102	(1,831)	4,485	2,654	(636)	4,993	4,357
Home equity line of credit	120	269	389	(402)	1,197	795	1,791	3,483	5,274
Residential land	(27)	29	2	(73)	68	(5)	111	(313)	(202)
Commercial	655	(351)	304	(552)	540	(12)	(2,106)	2,212	106
Consumer	602	181	783	1,933	734	2,667	(113)	(348)	(461)
Total loans	1,154	2,085	3,239	(3,376)	8,817	5,441	(6,065)	12,437	6,372
Total increase (decrease) in interest income	1,455	3,750	5,205	(3,605)	12,071	8,466	(5,956)	10,455	4,499
Interest expense
Savings	(25)	(8)	(33)	—	(123)	(123)	—	(82)	(82)
Interest-bearing checking	—	(9)	(9)	—	(13)	(13)	—	(20)	(20)
Money market	(2)	(1)	(3)	—	9	9	10	8	18
Time certificates	(134)	(153)	(287)	—	(144)	(144)	(48)	147	99
Advances from Federal Home Loan Bank	9	(20)	(11)	—	—	—	459	(1,173)	(714)
Securities sold under agreements to repurchase	22	(30)	(8)	672	(919)	(247)	107	(139)	(32)
Total (increase) decrease in interest expense	(130)	(221)	(351)	672	(1,190)	(518)	528	(1,259)	(731)
Net increase (decrease) in interest income	$1,325	$3,529	$4,854	$(2,933)	$10,881	$7,948	$(5,428)	$9,196	$3,768

Investment Portfolio 1
The following table presents the book value of the major components of our investment portfolio. See Note 3 “Available-for-Sale Investment Securities” of Notes to Consolidated Financial Statements for additional information on our investment securities portfolio.

	March 31, 2016		December 31, 2015
(dollars in thousands)	Balance	% of total	Balance	% of total
Available-for-sale
U.S. Treasury and federal agency obligations	$218,697	24%	$212,959	26%
Mortgage-related securities — FNMA, FHLMC and GNMA	687,598	76	607,689	74
Total available-for-sale investment securities	$906,295	100%	$820,648	100%
Stock in FHLB, at cost	$11,218		$10,678

December 31	2014		2013
(dollars in thousands)	Balance	% of total	Balance	% of total
Available-for-sale
U.S. Treasury and federal agency obligations	$119,560	22%	$80,973	15%
Mortgage-related securities — FNMA, FHLMC and GNMA	430,834	78	369,444	70
Municipal bonds	—	—	78,590	15
Total available-for-sale investment securities	$550,394	100%	$529,007	100%
Stock in FHLB, at cost	$69,302		$92,546
The increase in available-for-sale investment securities in 2016 and 2015 was the result of our decision to purchase investment securities with our excess liquidity.
The decrease in stock in FHLB of $58.6 million in 2015 was due to the repurchase of all excess stock as a result of the merger between the FHLB of Seattle and the FHLB of Des Moines. The decrease in stock in FHLB of $23.2 million in 2014 was due to the repurchase of excess stock by the FHLB of Seattle.
The following table summarizes the current amortized cost of our investment portfolio by maturity (excluding stock in FHLB, which has no contractual maturity) and weighted average yields, at March 31, 2016 and December 31, 2015. Mortgage-related securities are shown separately because they are typically paid in monthly installments over a number of years.

(dollars in millions)	In 1 year or less	After 1 year through 5 years	After 5 years through 10 years	After 10 years	Mortgage-Related Securities	Total
March 31, 2016
U.S. Treasury and federal agency obligations	$—	$111	$67	$38	$—	$216
Mortgage-related securities - FNMA, FHLMC and GNMA	—	—	—	—	681	681
	$—	$111	$67	$38	$681	$897
Weighted average yield [2]	—%	1.80%	2.29%	2.27%	2.21%	2.16%
December 31, 2015
U.S. Treasury and federal agency obligations	$—	$86	$72	$55	$—	$213
Mortgage-related securities - FNMA, FHLMC and GNMA	—	—	—	—	611	611
	$—	$86	$72	$55	$611	$824
Weighted average yield [2]	—%	1.96%	2.18%	2.34%	2.19%	2.17%

[1]	At March 31, 2016 and December 31, 2015, no investment exceeded 10% of stockholder’s equity.

[2]	There are no tax exempt obligations.

Loan Portfolio
The following table shows the composition of total loans. See Note 4 “Loans Receivable” of Notes to Consolidated Financial Statements for further discussion of our loan portfolios.

	March 31, 2016		December 31, 2015		December 31, 2014
(dollars in thousands)	Balance	% of total	Balance	% of total	Balance	% of total
Real estate [1]
Residential 1-4 family	$2,055,020	44.2%	$2,069,665	44.8%	$2,044,205	46.0%
Commercial real estate	703,661	15.2	690,561	14.9	531,917	12.0
Home equity line of credit	846,467	18.2	846,294	18.3	818,815	18.4
Residential land	18,940	0.4	18,229	0.4	16,240	0.4
Commercial construction	130,487	2.8	100,796	2.2	96,438	2.2
Residential construction	16,241	0.3	14,089	0.3	18,961	0.4
Total real estate	3,770,816	81.1	3,739,634	80.9	3,526,576	79.4
Commercial	740,596	16.0	758,659	16.4	791,757	17.8
Consumer	136,244	2.9	123,775	2.7	122,656	2.8
Total loans	4,647,656	100.0%	4,622,068	100.0%	4,440,989	100.0%
Less: Deferred fees and discounts	(5,380)		(6,249)		(6,338)
Allowance for loan losses	(52,326)		(50,038)		(45,618)
Total loans, net	$4,589,950		$4,565,781		$4,389,033

December 31	2013		2012		2011
(dollars in thousands)	Balance	% of total	Balance	% of total	Balance	% of total
Real estate [1]
Residential 1-4 family	$2,006,007	48.2%	$1,866,450	49.2%	$1,926,774	52.2%
Commercial real estate	440,443	10.6	375,677	9.9	331,931	9.0
Home equity line of credit	739,331	17.8	630,175	16.6	535,481	14.5
Residential land	16,176	0.4	25,815	0.7	45,392	1.2
Commercial construction	52,112	1.3	43,988	1.2	41,950	1.1
Residential construction	12,774	0.3	6,171	0.2	3,327	0.1
Total real estate	3,266,843	78.6	2,948,276	77.8	2,884,855	78.1
Commercial	783,388	18.8	721,349	19.0	716,427	19.4
Consumer	108,722	2.6	121,231	3.2	93,253	2.5
Total loans	4,158,953	100.0%	3,790,856	100.0%	3,694,535	100.0%
Less: Deferred fees and discounts	(8,724)		(11,638)		(13,811)
Allowance for loan losses	(40,116)		(41,985)		(37,906)
Total loans, net	$4,110,113		$3,737,233		$3,642,818

[1]	Includes renegotiated (troubled debt restructured) loans.
The increase in the loans receivable balance in 2016 was primarily due to growth in the commercial construction, commercial real estate and consumer loan portfolios, partly offset by a decrease in the commercial and residential 1-4 family loan portfolios. The growth in the commercial construction, commercial real estate and consumer loans portfolios was driven by demand for this loan type and was consistent with our target mix and loan growth strategy.
The increase in the loans receivable balance in 2015 was primarily due to growth in the commercial real estate, home equity lines of credit (HELOC) and residential 1-4 family loan portfolios, partly offset by a decrease in the commercial loan portfolio. The growth in the commercial real estate, HELOC and residential loan portfolios was driven by demand for this loan type and was consistent with our loan growth strategy.
The increase in the loans receivable balance in 2014 was primarily due to growth in the commercial real estate, HELOC, commercial construction and residential 1-4 family loan portfolios. The growth in the commercial real estate and commercial construction loan portfolios were driven by demand for these loan types as the Hawaii economy continues to improve. The growth in the HELOC and residential loan portfolios were consistent with our mix target and loan growth strategy.
The increase in the loans receivable balance in 2013 was primarily due to growth in the residential, HELOC, commercial and commercial real estate loan portfolios. The growth in these portfolios was consistent with our mix target and loan growth strategy.
The increase in the loans receivable balance in 2012 and 2011 was primarily due to growth in commercial, commercial real estate, consumer and HELOC loans as we targeted these portfolios because of their shorter duration and/or variable rates. Offsetting these 2012 and 2011 loan portfolio increases was a decrease in the residential loan portfolio. Although we produced nearly $1.0 billion of new, long-term residential loans in 2012, nearly double the level for 2011, it sold more than half those loans to control interest rate risk and repayments were also higher than in 2011.
Maturities and Sensitivities of Loans to Changes in Interest Rates
The following table summarizes certain categories of our loan portfolio based upon contractually scheduled principal payments allocated to the indicated maturity categories:

	March 31, 2016				December 31, 2015
Due	In one year or less	After one year through five years	After five years	Total	In one year or less	After one year through five years	After five years	Total
(dollars in millions)
Commercial – Fixed	$48	$117	$16	$181	$47	$119	$18	$184
Commercial – Adjustable	202	308	50	560	216	306	53	575
Total commercial	250	425	66	741	263	425	71	759
Commercial construction – Fixed	5	—	—	5	6	—	—	6
Commercial construction – Adjustable	45	79	1	125	30	65	—	95
Total commercial construction	50	79	1	130	36	65	—	101
Residential construction – Fixed	16	—	—	16	14	—	—	14
Residential construction – Adjustable	—	—	—	—	—	—	—	—
Total residential construction	16	—	—	16	14	—	—	14
Total loans – Fixed	69	117	16	202	67	119	18	204
Total loans – Adjustable	247	387	51	685	246	371	53	670
Total loans	$316	$504	$67	$887	$313	$490	$71	$874
Loan Concentrations
At March 31, 2016 and December 31, 2015, we did not identify any concentration of loans that exceeded 10% of total loans.

Risk Elements
In addition to delinquent loans, other significant lending risk elements include: (i) loans which accrue interest and are 90 days or more past due as to principal or interest, (ii) loans accounted for on a nonaccrual basis (nonaccrual loans), and (iii) loans on which various concessions are made with respect to interest rate, maturity, or other terms due to the inability of the borrower to service the obligation under the original terms of the agreement (troubled debt restructured loans). Loans that were 90 days or more past due on which interest was being accrued at March 31, 2016 and at December 31, 2015, 2014, 2013, 2012 and 2011 were immaterial or nil. The following table sets forth certain information with respect to nonaccrual and troubled debt restructured loans:

	March 31,	December 31,
	2016	2015	2014	2013	2012	2011
(dollars in thousands)
Nonaccrual loans
Real estate
Residential 1-4 family	$21,028	$20,554	$19,253	$19,679	$26,721	$28,298
Commercial real estate	3,727	1,188	5,112	4,439	6,750	3,436
Home equity line of credit	2,801	2,254	1,087	2,060	2,349	2,258
Residential land	698	970	720	3,161	8,561	14,535
Residential construction	—	—	—	—	—	—
Total real estate	28,254	24,966	26,172	29,339	44,381	48,527
Commercial	17,862	20,174	10,053	18,781	20,222	17,946
Consumer	797	895	661	401	284	281
Total nonaccrual loans	$46,913	$46,035	$36,886	$48,521	$64,887	$66,754
Troubled debt restructured loans not included above
Real estate
Residential 1-4 family	$13,803	$13,962	$13,525	$9,744	$6,759	$5,029
Commercial real estate	—	—	—	—	—	—
Home equity line of credit	2,643	2,467	480	171	—	—
Residential land	3,779	4,713	7,130	7,476	11,090	24,828
Total real estate	20,225	21,142	21,135	17,391	17,849	29,857
Commercial	8,400	1,104	2,972	1,649	43	15,386
Total troubled debt restructured loans	$28,625	$22,246	$24,107	$19,040	$17,892	$45,243
In 2016, nonaccrual loans increased $0.9 million primarily due to higher nonaccrual commercial real estate, HELOC and residential 1-4 family loans of $2.5 million, $0.5 million and $0.5 million, respectively, partly offset by a decrease in nonaccrual commercial loans of $2.3 million. We evaluate a restructured loan transaction to determine if the borrower is in financial difficulty and if the restructured terms are considered concessions—typically terms that are out of market, beyond normal or reasonable standards, or otherwise not available to a non-troubled borrower in the normal market place. A loan is classified as TDR if it meets both criteria of financial difficulty and concession. TDR loans increased $6.4 million due to an increase of $7.3 million in commercial loans classified as TDR. Residential land loans classified as TDR decreased by $0.9 million.
In 2015, nonaccrual loans increased $9.1 million primarily due to higher nonaccrual commercial loans of $10.1 million. TDR loans decreased $1.9 million in 2015 primarily due to decreases of $2.4 million and $1.9 million in residential land and commercial loans, respectively, classified as TDR. HELOC loans classified as TDR increased by $2.0 million.
In 2014, nonaccrual loans decreased $11.6 million primarily due to the payoff of commercial loans that were on nonaccrual status and repayments in the residential land portfolio. TDR loans increased $5.1 million in 2014 primarily due to increases of $3.8 million and $1.3 million of residential 1-4 and commercial loans, respectively, classified as TDR.
In 2013, nonaccrual loans decreased $16.4 million due to improved credit quality in the residential 1-4 family, commercial real estate and commercial loans, and repayments in the residential land portfolio. The improvement is attributed to the continued stabilization or increase of property values, more financial flexibility of borrowers, and overall general economic improvement in the State of Hawaii. TDR loans increased $1.1 million in 2013 primarily due to increases of $3.0 million and

$1.6 million of residential 1-4 and commercial loans, respectively, classified as TDR, partly offset by a $3.6 million decrease in residential land loans classified as TDR.
In 2012, nonaccrual loans decreased by $1.9 million due to improved credit quality in the residential 1-4 family and consumer portfolios (residential 1-4 family lower by $1.6 million and residential land loans lower by $5.9 million), partially offset by higher nonaccrual commercial real estate and commercial loans of $5.6 million. The improvement was attributed to stabilized or increasing property values, more financial flexibility of borrowers and overall general economic improvement in the State of Hawaii. TDR loans decreased by $27.4 million in 2012 due to decreases of $15.3 million and $13.7 million of commercial loans and residential land loans, respectively, classified as TDR.
Impaired Loans
See “Management’s Discussion and Analysis of Financial Condition and Result of Operations–Critical Accounting Policies and Estimates - Allowance for Loan Losses” and Note 5 “Allowance for Loan Losses” of Notes to Consolidated Financial Statements for additional information on impaired loans.
Impact of Nonperforming Loans on Interest Income
The following table presents the gross interest income for both nonaccrual and restructured loans that would have been recognized if such loans had been current in accordance with their original contractual terms, and had been outstanding throughout the period or since origination if held for only part of the period. The table also presents the interest income related to these loans that was actually recognized for the period.

(dollars in thousands)	Three months ended March 31, 2016	Year ended December 31, 2015
Gross amount of interest income that would have been recorded in accordance with original contractual terms, and had been outstanding throughout the period or since origination, if held for only part of the period [1]	$944	$3,150
Interest income actually recognized	307	1,261
Total interest income foregone	$637	$1,889

[1]	Based on the contractual rate that was being charged at the time the loan was restructured or placed on nonaccrual status.
Potential Problem Loans
This disclosure presents outstanding amounts as well as specific reserves for certain loans where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present repayment terms. At March 31, 2016 and December 31, 2015, we did not identify any potential problem loans within the portfolio that were not already included in “Risk Elements” above.
Cross-Border Outstandings
Cross-border outstandings can include loans, receivables, interest-bearing deposits with other banks, other interest-bearing investments and other monetary assets that are denominated in either dollars or other non-local currency.
At March 31, 2016 and December 31, 2015, 2014, and 2013, there were no aggregate cross-border outstandings from borrowers or counterparties in any country that exceeded 1%, or were between 0.75% and 1% of consolidated total assets.

Summary of Loan Loss Experience
The following table presents the changes to our allowance for loan losses:

	March 31,	December 31,
	2016	2015	2014	2013	2012	2011
(dollars in thousands)
Allowance for loan losses, January 1	$50,038	$45,618	$40,116	$41,985	$37,906	$40,646
Provision for loan losses	4,766	6,275	6,126	1,507	12,883	15,009
Charge-offs
Residential 1-4 family	45	356	987	1,162	3,183	5,528
Home equity line of credit	—	205	196	782	716	1,439
Residential land	—	—	81	485	2,808	4,071
Total real estate	45	561	1,264	2,429	6,707	11,038
Commercial	1,343	1,074	1,872	3,056	3,606	5,335
Consumer	1,570	4,791	2,414	2,717	2,517	3,117
Total charge-offs	2,958	6,426	5,550	8,202	12,830	19,490
Recoveries
Residential 1-4 family	17	226	1,180	1,881	1,328	110
Home equity line of credit	15	80	752	358	108	25
Residential land	103	507	469	868	1,443	170
Total real estate	135	813	2,401	3,107	2,879	305
Commercial	135	2,773	1,636	1,089	649	869
Consumer	210	985	889	630	498	567
Total recoveries	480	4,571	4,926	4,826	4,026	1,741
Allowance for loan losses, end of period	$52,326	$50,038	$45,618	$40,116	$41,985	$37,906
Ratio of allowance for loan losses to loans receivable held for investment	1.13%	1.08%	1.03%	0.97%	1.11%	1.03%
Ratio of provision for loan losses during the year to average total loans	0.41%	0.14%	0.14%	0.04%	0.35%	0.42%
Ratio of net charge-offs during the year to average total loans	0.21%	0.04%	0.01%	0.09%	0.24%	0.49%
The allowance for loan losses provides coverage for probable and estimable losses in the loan portfolio. Several factors are taken into consideration in the determination of the overall allowance for loan losses. These factors include, but are not limited to, the overall risk profile of the loan portfolio, net charge-off experience, the extent of impaired loans, the level of nonaccrual loans, the level of 90 days past due loans and the overall percentage level of the allowance for loan losses relative to the loan portfolio. We also consider overall asset quality trends, credit administration and portfolio management practices, risk identification practices, credit policy and underwriting practices, overall portfolio growth, and current national and local economic conditions that might impact the portfolio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates–Allowance for Loan Losses,” Note 2 “Summary of Significant Accounting Policies–Allowance for Loan Losses” and Note 5 “Allowance for Loan Losses” of Notes to Consolidated Financial Statements for additional information on credit risk.

Allocation of the Allowance for Loan Losses
The following tables set forth the allocation of our allowance for loan losses and the percentage of loans in each category to total loans:

	March 31, 2016			December 31, 2015			December 31, 2014
(dollars in thousands)	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total
Real estate
Residential 1-4 family	$4,593	0.22%	44.2%	$4,186	0.20%	44.8%	$4,662	0.23%	46.0%
Commercial real estate	11,806	1.68	15.2	11,342	1.64	14.9	8,954	1.68	12.0
Home equity line of credit	7,172	0.85	18.2	7,260	0.86	18.3	6,982	0.85	18.4
Residential land	1,740	9.19	0.4	1,671	9.17	0.4	1,875	11.55	0.4
Commercial construction	6,164	4.72	2.8	4,461	4.43	2.2	5,471	5.67	2.2
Residential construction	12	0.07	0.3	13	0.09	0.3	28	0.15	0.4
Total real estate	31,487	0.84	81.1	28,933	0.77	80.9	27,972	0.79	79.4
Commercial	16,991	2.29	16.0	17,208	2.27	16.4	14,017	1.77	17.8
Consumer	3,848	2.82	2.9	3,897	3.15	2.7	3,629	2.96	2.8
	52,326	1.13%	100.0%	50,038	1.08%	100.0%	45,618	1.03%	100.0%
Unallocated	—			—			—
Total allowance for loan losses	$52,326			$50,038			$45,618

December 31	2013			2012			2011
(dollars in thousands)	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total	Allow-ance balance	Allowance to loan receivable %	Loan receivable % of total
Real estate
Residential 1-4 family	$5,534	0.28%	48.2%	$6,068	0.33%	49.2%	$6,500	0.34%	52.2%
Commercial real estate	5,059	1.15	10.6	2,965	0.79	9.9	1,688	0.51	9.0
Home equity line of credit	5,229	0.71	17.8	4,493	0.71	16.6	4,354	0.81	14.5
Residential land	1,817	11.23	0.4	4,275	16.56	0.7	3,795	8.36	1.2
Commercial construction	2,397	4.60	1.3	2,023	4.60	1.2	1,888	4.50	1.1
Residential construction	19	0.15	0.3	9	0.15	0.2	4	0.12	0.1
Total real estate	20,055	0.61	78.6	19,833	0.67	77.8	18,229	0.63	78.1
Commercial	15,803	2.02	18.8	15,931	2.21	19.0	14,867	2.08	19.4
Consumer	2,367	2.18	2.6	4,019	3.32	3.2	3,806	4.08	2.5
	38,225	0.92%	100.0%	39,783	1.05%	100.0%	36,902	1.00%	100.0%
Unallocated	1,891			2,202			1,004
Total allowance for loan losses	$40,116			$41,985			$37,906
In 2016, our allowance for loan losses increased by $2.3 million primarily due to growth in our commercial construction and commercial real estate loan portfolios. We continued to have good loan quality, reflecting prudent credit risk management and a strong Hawaii economy. Total delinquencies of $24.5 million at March 31, 2016 was a decrease of $1.6 million compared to total delinquencies of $26.1 million at December 31, 2015 primarily due to lower residential 1-4 family delinquencies. The ratio of delinquent loans to total loans decreased from 0.57% of total loans outstanding at December 31, 2015 to 0.53% of total loans outstanding at March 31, 2016. Net charge-offs for the three months ended March 31, 2016 were $2.5 million, an increase of $2.1 million compared to $0.4 million for the three months ended March 31, 2015 primarily due to an increase in consumer loan charge-offs in our unsecured consumer loan product offering and a loan charge-off related to one commercial borrower. Provision for loan losses for the three months ended March 31, 2016 was $4.8 million, and increase of $4.2 million compared to the provision for loan losses of $0.6 million for the three months ended March 31, 2015.
In 2015, our allowance for loan losses increased by $4.4 million primarily due to growth in our commercial real estate loan portfolio ($159 million or 29.8% growth in outstanding balances) and increases in reserves for commercial loans. Overall loan quality remained strong as total delinquencies of $26.1 million at December 31, 2015 was a slight increase of $0.6 million compared to total delinquencies of $25.5 million at December 31, 2014 primarily due to an increase in delinquent consumer loans. The ratio of delinquent loans to total loans decreased slightly from 0.58% of total loans outstanding at December 31, 2014 to 0.57% of total loans outstanding at December 31, 2015. Net charge-offs for 2015 were $1.9 million, an increase of $1.3 million compared to $0.6 million for 2014 primarily due to an increase in consumer loan charge-offs as result of our strategic expansion of the Bank’s unsecured consumer loan product offering with risk-based pricing. Provision for loan losses was $6.3 million for 2015, an increase of $0.2 million compared to the provision for loan losses of $6.1 million for 2014.
In 2014, our allowance for loan losses increased by $5.5 million primarily due to growth in our loan portfolio ($282 million or 6.8% growth in outstanding balances) and increases in the loss rates of loan portfolios with higher risk such as commercial real estate and unsecured personal loans. Overall loan quality continued to improve as total delinquencies of $25.5 million at December 31, 2014 was a decrease of $8.3 million compared to total delinquencies of $33.8 million at December 31, 2013 due to a decrease in delinquent commercial, commercial real estate and residential land loans. The ratio of delinquent loans to total loans decreased from 0.81% of total loans outstanding at December 31, 2013 to 0.58% of total loans outstanding at December 31, 2014. Net charge-offs for 2014 were $0.6 million, a decrease of $2.8 million compared to $3.4 million for 2013 primarily due to a decrease in commercial, HELOC and residential land loan charge-offs as a result of the strong economic growth in Hawaii and partially due to the sale of the credit card portfolio in 2013. Provision for loan losses was $6.1 million for 2014, an increase of $4.6 million compared to provision for loan losses of $1.5 million for 2013 primarily due to growth in our loan portfolio.
In 2013, our allowance for loan losses decreased by $1.9 million, despite the increase in our loan portfolios (9.7% growth or $368.1 million increase in outstanding balances) primarily due to the release of reserves as a result of repayments in the higher risk purchased loan and residential land loans portfolios and the sale of the credit card portfolio. Overall loan quality has improved as delinquencies decreased significantly in 2013, primarily in the residential 1-4 family, residential land and commercial real estate portfolios. Net loan charge-offs for 2013 were $3.4 million compared to $8.8 million in 2012 as the Hawaii economy in general and the housing market in particular continued to improve. Provision for loan losses was $1.5 million in 2013, compared to $12.9 million in 2012.
In 2012, our allowance for loan losses increased by $4.1 million due to growth in our loan portfolios (2.6% growth or $96.3 million increase in outstanding balances) and higher impairment reserves for the commercial and commercial real estate loan portfolios. Although overall loan quality improved, a number of commercial borrowers experienced financial stress during the year. A loan is deemed impaired when it is probable (more likely than not) that we will be unable to collect all amounts due according to the loan’s original contractual terms. In 2012, delinquencies significantly improved in the residential 1-4 family and consumer loan portfolios, while total net loan charge-offs of $8.8 million were about half the level in 2011, reflecting the gradual improvement in the local economy including a recovery of the housing market. Provision for loan losses was $12.9 million in 2012, compared to $15.0 million in 2011.
Deposit Liabilities
The following table presents the average deposit liabilities and average rates by type of deposit liability. Average balances have been calculated using the average daily balances. See Note 8 “Deposit Liabilities” of Notes to Consolidated Financial Statements for further discussion.

	Three months ended March 31, 2016			Year ended December 31, 2015
(dollars in thousands)	Average balance	% of total deposits	Weighted average rate	Average balance	% of total deposits	Weighted average rate
Interest-bearing deposit liabilities
Savings	$2,048,157	57.9%	0.07%	$1,980,151	58.6%	0.06%
Checking	821,868	23.2	0.02	782,811	23.2	0.02
Money market	167,244	4.8	0.13	164,568	4.9	0.12
Certificate	499,617	14.1	0.93	449,179	13.3	0.83
Total interest-bearing deposit liabilities	3,536,886	100.0%	0.18%	3,376,709	100.0%	0.16%
Total noninterest-bearing demand deposit liabilities	1,506,595			1,426,962
Total deposit liabilities	$5,043,481			$4,803,671

Years ended December 31	2014			2013
(dollars in thousands)	Average balance	% of total deposits	Weighted average rate	Average balance	% of total deposits	Weighted average rate
Interest-bearing deposit liabilities
Savings	$1,879,373	58.3%	0.06%	$1,805,363	58.1%	0.06%
Checking	738,651	22.9	0.02	665,941	21.4	0.02
Money market	171,889	5.3	0.12	182,343	5.9	0.13
Certificate	434,934	13.5	0.83	454,021	14.6	0.82
Total interest-bearing deposit liabilities	$3,224,847	100.0%	0.16%	$3,107,668	100.0%	0.16%
Total noninterest-bearing demand deposit liabilities	1,285,964			1,179,559
Total deposit liabilities	$4,510,811			$4,287,227
The following table presents the amount of time certificates of deposit of $100,000 or more, segregated by time remaining until maturity:

(in thousands)	March 31, 2016	December 31, 2015
Three months or less	$36,928	$18,835
Greater than three months through six months	18,121	10,061
Greater than six months through twelve months	26,756	23,485
Greater than twelve months	115,981	110,807
	$197,786	$163,188
Return on Equity and Assets
The following table presents our return on average assets, return on average stockholder’s equity, dividend payout ratio and average stockholder’s equity to average assets ratio:

	March 31,	December 31,
	2016	2015	2014	2013
Return on average assets	0.84%	0.94%	0.94%	1.13%
Return on average stockholder’s equity	8.89	9.91	9.55	11.38
Dividend payout ratio	71.15	54.88	70.37	69.42
Average stockholder’s equity to average assets ratio	9.45	9.53	9.89	9.91
Short-Term Borrowed Funds
The following table presents amounts and weighted-average rates for categories of short-term borrowed funds. See Note 9 “Other Borrowings” of Notes to Consolidated Financial Statements further discussion.

	March 31,	December 31,
(dollars in thousands)	2016	2015	2014	2013
Amount outstanding at period end	$229,081	$228,582	$190,656	$144,514
Average amount outstanding during the period	207,033	219,351	155,012	146,758
Maximum amount outstanding at any month-end during the period	229,081	277,114	195,336	151,154
Weighted-average interest rate at period end	1.22%	1.24%	1.45%	1.75%
Weighted-average interest rate during the period	1.34%	1.29%	1.67%	1.74%
Weighted-average remaining days to maturity at period end	78	117	343	367

MANAGEMENT
The following table presents information, as of March 31, 2016, regarding the individuals who are expected to serve as our executive officers effective as of the Spin-Off, including their anticipated positions. All of the individuals are currently employees of the Bank. None of these individuals are currently employees of HEI and none will be employees of HEI following the Spin-Off.

Name	Age	Position with ASB Hawaii, Inc.
Richard F. Wacker	53	ASB Hawaii, Inc. President and Chief Executive Officer and Director Bank President and Chief Executive Officer and Director
Thomas A. Bowers	61	ASB Hawaii, Inc. Executive Vice President, Marketing and Business Development Bank Executive Vice President, Marketing and Business Development
Johnathan U. Choe	49	Bank Executive Vice President, Consumer Banking
Alexander S. Kim	52	Bank Executive Vice President, Operations
Gabriel S.H. Lee	57	ASB Hawaii, Inc. Executive Vice President, Commercial Markets Bank Executive Vice President, Commercial Markets
Heather M. Schwarm	45	ASB Hawaii, Inc. Executive Vice President, Chief Financial Officer and Treasurer Bank Executive Vice President, Chief Financial Officer
Natalie M.H. Taniguchi	56	ASB Hawaii, Inc. Executive Vice President, Enterprise Risk and Regulatory Relations Bank Executive Vice President, Enterprise Risk and Regulatory Relations
K. Elizabeth Whitehead	49	ASB Hawaii, Inc. Executive Vice President, Chief Administrative Officer and Secretary Bank Executive Vice President, Chief Administrative Officer and Assistant Secretary
Terence C.Y. Yeh	49	ASB Hawaii, Inc. Executive Vice President, Chief Credit Officer Bank Executive Vice President, Chief Credit Officer
Richard F. Wacker: ASB Hawaii, Inc. President and Chief Executive Officer, December 2014-present; Bank President and Chief Executive Officer and Director, November 2010-present; Korea Exchange Bank Chairman, April 2009 to November 2010; and Korea Exchange Bank, Chairman and Chief Executive Officer, April 2007 to March 2009.
Thomas A. Bowers: ASB Hawaii, Inc. Executive Vice President, Marketing and Business Development, February 2015-present; Bank Executive Vice President, Marketing and Business Development, August 2012-present; McKinsey & Company, Inc., Director and Senior Partner, July 2000-June 2012.
Johnathan U. Choe: Bank Executive Vice President, Consumer Banking, July 2015-present; Bank of the Cascades, Executive Vice President & Consumer Banking Officer, January 2013-June 2015; Santa Barbara Bank & Trust Investment Management, Executive Vice President and Community Banking Executive, September 2011-November 2012; Fifth Third Bancorp, Retail Executive, Executive Vice President, May 2005-July 2011.

Alexander S. Kim: Bank Executive Vice President, Operations, May 2015-present; Standard Chartered Bank, Regional Chief Information Officer, June 2011-May 2015; Korea Exchange Bank, Managing Director, Service Delivery Group, November 2005-May 2011.

Gabriel S.H. Lee: ASB Hawaii, Inc. Executive Vice President, Commercial Markets, February 2015-present; Bank Executive Vice President, Commercial Markets, February 1998-present.

Heather M. Schwarm: ASB Hawaii, Inc. Executive Vice President, Chief Financial Officer and Treasurer, December 2014-present; Bank Executive Vice President and Chief Financial Officer, May 2012-present; Bank Senior Vice President, Treasurer, July 2010-May 2012; Bank Senior Vice President, Director of Financial Planning & Analysis, October 2008-July 2010.

Natalie M.H. Taniguchi: ASB Hawaii, Inc. Executive Vice President, Enterprise Risk and Regulatory Relations, February 2015-present; Bank Executive Vice President, Enterprise Risk and Regulatory Relations, February 2008-present; Bank Senior Vice President, Enterprise Management May 2007-February 2008; Bank Vice President, Enterprise Management January 2002-May 2007.

K. Elizabeth Whitehead: ASB Hawaii, Inc. Executive Vice President, Chief Administrative Officer and Secretary, December 2014-present; Bank Executive Vice President, Chief Administrative Officer and Assistant Secretary, May 2008- present.
Terence C.Y. Yeh: ASB Hawaii, Inc. Executive Vice President, Chief Credit Officer, February 2015-present; Bank Executive Vice President, Chief Credit Officer, March 2009-present.
Our Board of Directors Following the Spin-Off and Director Independence
The following table presents information, as of March 31, 2016, regarding the individuals who are expected to serve on our Board of Directors effective as of the Spin-Off, except that Mr. Scott is expected to become a member of our Board after completion of the HEI Merger. Our Board has determined that each of such persons meets the independence requirements set forth in the listing standards of the NYSE, other than Mr. Wacker, who is our President and Chief Executive Officer, Mr. Ajello, who is an HEI executive, and Mr. Kobayashi. In assessing independence, the Board considered the amounts of loans from the Bank that such persons, members of their immediate families and entities with which such persons are affiliates in an ownership, executive or other capacity have. The Board determined that none of the persons who are expected to serve as our directors have any other types or categories of relationships that appeared to be relevant to assessing the independence of such persons under the listing standards of the NYSE.
We do not expect any of those individuals who are presently directors of HEI as indicated below to remain directors of HEI or any of its subsidiaries following the Distribution.

Name	Age	Position with ASB Hawaii, Inc.
James A. Ajello	63	ASB Hawaii, Inc. Director
Shirley J. Daniel	62	ASB Hawaii, Inc. Director Bank Director
Bert A. Kobayashi, Sr.	71	ASB Hawaii, Inc. Director Bank Director
A. Maurice Myers	75	ASB Hawaii, Inc. Director Bank Director
Keith P. Russell	70	ASB Hawaii, Inc. Director Bank Director
James K. Scott	64	ASB Hawaii, Inc. Director Bank Director
Barry K. Taniguchi	69	ASB Hawaii, Inc. Director Bank Director
Richard F. Wacker	53	ASB Hawaii, Inc. President and Chief Executive Officer and Director Bank President and Chief Executive Officer and Director
Jeffrey N. Watanabe	73	ASB Hawaii, Inc. Director Bank Director

James A. Ajello: ASB Hawaii, Inc. Director, August 2009-present; HEI Executive Vice President and Chief Financial Officer, August 2013-present; HEI Executive Vice President, Chief Financial Officer and Treasurer, May 2011-August 2013; HEI Senior Financial Vice President, Treasurer and Chief Financial Officer, January 2009-May 2011. Mr. Ajello will bring to our Board his expertise in financial oversight and regulatory compliance, corporate governance and board leadership experience and strategic planning skills.

Shirley J. Daniel, Ph.D. Bank Director, December 2004-present; Bank Audit Committee Member May 2011-present; HEI Director and Audit Committee Member, December 2002-May 2011; HECO Director and Audit Committee Member, 2002-2004; Professor of Accountancy, Shidler College of Business, University of Hawaii at Manoa beginning in 1995-present.

Ms. Daniel will bring to our Board her expertise in accounting, auditing and corporate governance and business and leadership experience.

Bert A. Kobayashi, Sr.: ASB Hawaii, Inc. Director, December 2014-present; Bank Director, January 2002-present; HEI Compensation Committee Member, Non-voting Representative, April 2010-present; Chairman and Chief Executive Officer, Kobayashi Development Group, LLC, beginning in 1997-present. Mr. Kobayashi will bring to our Board leadership, executive management, financial oversight and government, community and business relations expertise and a strong understanding of the communities in which the Bank operates.

A. Maurice Myers: ASB Hawaii, Inc. Director, December 2014-present; Bank Director, May 2011-present; Bank Risk Committee Member, January 2012-present; HEI Director February 1991-present; HEI Compensation Committee Member April 1992-present; Chief Executive Officer and Owner, Myers Equipment Leasing LLC, January 2010-present; Chief Executive Officer and Director, POS Hawaii LLC, January 2010-present; Chief Executive Officer and Director, Wine Country Kitchens LLC, beginning in 2007-present. Mr. Myers will bring to our Board public company executive and board leadership experience and practiced skills in risk assessment, strategic planning, financial oversight, customer and public relations and marketing.

Keith P. Russell: ASB Hawaii, Inc. Director, December 2014-present; Bank Director May 2010-present; Bank Risk Committee Chair January 2012-present; Bank Audit Committee Member, May 2010-present; HEI Director May 2011-present; Sunstone Hotel Investors Director, beginning in 2004-present; President, Russell Financial, Inc. beginning in 2001-present. Mr. Russell will bring to our Board senior management experience in the banking industry and executive leadership, financial oversight, risk management and strategic planning experience.

James K. Scott, Ed.D.: HEI Director, April 1995-present; HEI Audit Committee Member April 1997-May 2011; HEI Nominating and Corporate Governance Committee Member September 2002-present; Bank Director April 2008-present; President, Punahou School beginning in 1994. Mr. Scott will bring to our Board leadership and executive management skills, corporate governance and community relations experience.

Barry K. Taniguchi: ASB Hawaii, Inc. Director, January 2015-present; Bank Director January 2002-present; Hawaiian Electric Industries, Inc. Director December 2004-present; HEI Audit Committee Member, December 2014-present (Chair, May 2010-present); Chairman and Chief Executive Officer, KTA Super Stores February 2014-present; President and Chief Executive Officer, KTA Super Stores beginning in 1989-February 2014. Mr. Taniguchi will bring to our Board extensive corporate and nonprofit board and leadership experience and accounting and auditing knowledge and experience.

Richard F. Wacker: ASB Hawaii, Inc. President and Chief Executive Officer, December 2014-present; Bank President and Chief Executive Officer and Director, November 2010-present; Korea Exchange Bank (KEB) Chairman, April 2009 to November 2010; KEB Chairman and Chief Executive Officer, beginning in 2007 to March 2009; KEB Risk Management Committee Member, KEB Channel Development Committee Member and Outside Director Recommendation Committee Member beginning in 2004-November 2010. Mr. Wacker will bring to our Board executive management, board leadership and strategic planning skills and expertise in financial oversight, audit, regulatory compliance and corporate governance.

Jeffrey N. Watanabe: HEI Director, April 1987-present; HEI Chairman of the Board May 2006-present; HEI Board Executive Committee Chair April 1992-present; HEI Compensation Committee Member May 2011-present; Bank Director May 1988-present; Bank Board Executive Committee Member May 1988-present; A&B Director beginning in 2003-present; A&B Nominating & Corporate Governance Committee Member April 2009-April 2015; Lead Independent Director, A&B June 2012-April 2015; A&B Compensation Committee Member April 2004-June 2012; Matson, Inc. (“Matson”) Director, Compensation Committee Member and Nominating & Governance Chair June 2012-present; Managing Partner, Watanabe Ing & Komeiji LLP, 1972-2007 (now retired). Mr. Watanabe will bring to our Board broad business, legal, corporate governance and leadership experience and extensive skills in strategic planning.

Committees of the Board
Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that our Board has adopted and will be posted on our website.
Audit Committee
The responsibilities of our Audit Committee are more fully described in our Audit Committee charter and, among other duties, include:

•	overseeing the integrity of our financial statements, the adequacy of our internal controls and the quality of financial information we provide to the SEC and the public;

•
reviewing our annual and quarterly financial statements, the report of our independent registered public accounting firm on our annual financial statements and our disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	selecting and appointing our independent registered public accounting firm;

•	pre-approving all services to be provided to us by our independent registered public accounting firm;

•
reviewing with our independent registered public accounting firm and our management the plan and scope of the accounting firm’s proposed annual financial audit, including the procedures to be utilized, and monitor the plan’s progress and results during the year;

•	reviewing with our independent registered public accounting firm and our management the accounting firm’s significant findings and recommendations upon the completion of the annual financial audit;

•	reviewing and evaluating the qualifications, performance and independence of our registered public accounting firm; and

•	overseeing our internal audit function and compliance with our Corporate Code of Conduct.
The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10A-3 under the Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” applicable banking regulations and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.
Compensation Committee
The responsibilities of our Compensation Committee are more fully described in our Compensation Committee charter and, among other duties, include:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation (including salary, bonus, equity-based grants and any long-term cash compensation) of our Chief Executive Officer and other executive officers;

•
overseeing our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual reports on Form 10-K;

•	administering our equity-based incentive plans to the extent delegated by our Board;

•	reviewing and recommending equity-based incentive plans for approval by our Board and shareholders; and

•
engaging, setting the compensation and overseeing the work of compensation consultants, legal counsel and other advisors to the Compensation Committee and assessing their independence prior to engaging them, provided that the Compensation Committee will not be required to implement the advice or recommendations of any such compensation consultant, legal counsel or other adviser and may determine that engagement of a compensation consultant, legal counsel or other adviser will be beneficial whether or not independent.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10C-1 under the Exchange Act and our Compensation Committee charter. A majority of the members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Nominating and Corporate Governance Committee
The responsibilities of our Nominating and Corporate Governance Committee are more fully described in our Nominating and Corporate Governance Committee charter, and include, among other duties:

•	identifying, evaluating and recommending to our Board individuals for election or re-election to the Board;

•	reviewing and recommending to our Board whether directors should be determined to be independent;

•
reviewing and making recommendations to our Board regarding our articles of incorporation, bylaws and corporate governance policies, including the leadership structure of our Board and the structure of our various Board committees;

•	overseeing the Chief Executive Officer succession planning process and our Board’s annual self-evaluation; and

•	monitoring, reviewing and making recommendations to our Board regarding other corporate governance issues and practices that arise from time to time.
The Nominating and Corporate Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and our Nominating and Corporate Governance Committee charter. The initial members of the Nominating and Corporate Governance Committee will be determined prior to the Spin-Off.
Risk and Other Committees
Our Board has established a Risk Committee of the Board to be effective upon the completion of the Spin-Off, whose responsibilities include, among others, monitoring of business and other risks we face and oversight of management’s plans and activities in addressing such risks. Our Board may also establish such other committees as it deems necessary or appropriate from time to time to assist the Board in fulfilling its responsibilities.
Corporate Code of Conduct
In order to help assure the highest levels of business ethics at ASB Hawaii, our Board has adopted a Corporate Code of Conduct, which will be effective upon the completion of the Spin-Off, and which will be posted on our website.
Our Corporate Code of Conduct will apply to all of our employees, officers and directors and will include policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, related person transactions, fairness in business practices, anti-bribery and anti-corruption laws, antitrust laws, political activities, solicitations and internal reporting of any possible violation of our Corporate Code of Conduct.
Our Corporate Code of Conduct includes a code of ethics that will apply to our senior financial officers and that is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications; and

•	compliance with applicable laws, rules and regulations.
Director Nomination Process
The persons who will serve as our initial directors following the Spin-Off were selected through a process involving both HEI and us. The members of our initial Board have significant experience in relevant industries and demonstrated leadership capabilities. These individuals possess expertise in a wide variety of areas important to our operations, including banking. As a group, they provide a broad base of complementary experience and expertise, while bringing a wide range of viewpoints and backgrounds to our Board. Most have served or currently serve on the boards of U.S. public companies, and all possess an understanding of the responsibilities that accompany board membership. The initial directors who will serve after the Spin-Off will begin their terms upon or prior to the Spin-Off.

The Nominating and Corporate Governance Committee charter and our Corporate Governance Guidelines will contain information concerning the responsibilities of the Nominating and Corporate Governance Committee with respect to identifying and evaluating future director candidates.
The Nominating and Corporate Governance Committee will identify, evaluate and recommend future director candidates to our Board in accordance with the director membership criteria described in our corporate governance policies. The Nominating and Corporate Governance Committee will review a candidate’s qualifications to serve as a member of our Board based on the skills, attributes and experience of the individual as well as the overall composition of our Board in light of our company’s current and expected structure and business, regulatory requirements, the diversity of viewpoints represented on the Board and committee membership requirements. The Nominating and Corporate Governance Committee’s review will include consideration of the candidate’s substantive areas of knowledge and experience, financial literacy, independence, personal and professional integrity, reputation, ability to represent the interests of all shareholders, understanding of our business and the time and ability to make a constructive contribution to our Board.
The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. Our bylaws will provide that any shareholder of record entitled to vote for the election of directors at the applicable meeting of shareholders may nominate persons for election to our Board, if such shareholder complies with the applicable notice procedures.
Communications with Non-Management Members of the Board of Directors
Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of our Board.
Director Compensation
The following table shows the aggregate amounts of director fees paid in 2015 to non-employee directors of ASB Hawaii and the Bank.

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(2)(3)	Total ($)
Shirley J. Daniel(4)	44,000	40,000	84,000
Bert A. Kobayashi Sr.(4)(5)	56,000	40,000	96,000
A. Maurice Myers(4)(5)(6)	33,500	22,500	56,000
Keith P. Russell(4)(5)(6)	43,500	22,500	66,000
James K. Scott(4)(6)	19,500	22,500	42,000
Barry K. Taniguchi(4)(5)(6)	37,500	22,500	60,000
Jeffrey N. Watanabe(4)(6)	19,500	22,500	42,000
______________________________

(1)	Total fees earned or paid in cash for services provided to the Bank and/or ASB Hawaii as a director, including annual retainer fees, committee and/or committee chairmanship fees, and meeting fees.

(2)
Amounts shown for directors of the Bank and ASB Hawaii who are also HEI directors are portions of the director fees paid to such directors by HEI that were allocated to their service on the board of directors and board committees of the Bank. Such amounts were reimbursed to HEI by the Bank, and are reflected in the consolidated financial statements of ASB Hawaii included in this information statement.

(3)	Payable in HEI common stock.

(4)	Bank director

(5)	ASB Hawaii director

(6)	HEI director

Following the Spin-Off, none of our directors will continue service on the board of directors of HEI or its successor and our directors will all be compensated solely by us for their service on our Board. In preparation for the Spin-Off, our Board engaged Pearl Meyer & Partners, an experienced compensation consulting firm, to provide advice concerning director compensation design and information concerning the director compensation practices of other publicly traded companies that we and they considered to be comparable to us. Among other conclusions, our Board has decided that director compensation should include grants of equity awards in a form to be determined by the Board, in addition to payment of fees in cash, as a means of increasing the alignment of the director’s interests with those of our shareholders.

The following table summarizes the elements of the director compensation program we expect to implement beginning with the Spin-Off.

	Board ($)	Audit Committee ($)	Compensation Committee ($)	Nominating and Corporate Governance Committee ($)	Risk Committee ($)
Annual Cash Retainer	35,000	4,000	4,000	2,500	4,000
Annual Equity Retainer(1)	35,000
Board Chair/Lead Director Annual Retainer	20,000
Committee Chair Annual Retainer		10,000	10,000	7,500	10,000
Meeting Attendance Fee(2)	1,000	1,000	1,000	1,000	1,000
______________________________

(1)	Annual equity retainer will consist of shares of ASB Hawaii common stock, RSUs or other awards based on our common stock having the indicated value as of the annual grant dates.

(2)	For meetings of the Board and respective committees exceeding specified numbers of meetings annually.

EXECUTIVE COMPENSATION
The following table presents information concerning total compensation paid to each of our executive officers named below, who we refer to as our “Named Executive Officers” or “NEOs,” for the fiscal years ended December 31, 2015 and December 31, 2014.
Summary Compensation Table

Name	Year	Salary ($)	Stock Awards ($)[1] [2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Richard F. Wacker, President and Chief Executive Officer	2015	622,100	124,433	627,503	48,634	1,422,670
	2014	604,000	595,413	581,821	48,639	1,829,873
K. Elizabeth Whitehead, Executive Vice President, Chief Administrative Officer and Secretary	2015	322,500	32,255	221,004	31,727	607,486
	2014	315,000	155,248	210,956	42,482	723,686
Heather Schwarm, Executive Vice President, Chief Financial Officer	2015	300,000	29,995	205,586	34,947	570,528
	2014	265,000	117,554	141,976	33,550	558,080
1 Valuation amounts shown are based on the assumptions described in Note 11 “Share‑Based Compensation” of Notes to Consolidated Financial Statements.
2 The stock awards were all denominated in shares of HEI common stock. The awards in 2014 to Mr. Wacker, Ms. Whitehead and Ms. Schwarm include awards that were subject to performance conditions and had grant date values of $474,602, $123,760 and $93,699, respectively, based on the probable outcome of such conditions. Such grant date values would be $949,201, $247,519 and $187,395, respectively, if valued on the basis of achievement of the highest level of performance. Awards of this type were not made in 2015 and were replaced as an element of the executive’s compensation with awards that will be payable in cash and are therefore not reported in this table. The remainder of the amounts shown for 2014, and the amounts shown for 2015, are the grant date values of restricted stock unit (“RSU”) awards that will vest in four annual installments following the date of grant.
3 Amounts shown represent payouts under the Company’s annual cash incentive plan, called the Executive Incentive Compensation Plan (“EICP”), earned for the years shown. EICP payouts are made solely in cash.

The following table provides information concerning outstanding equity-based awards held by our Named Executive Officers as of December 31, 2015.  Each of the awards reflected in the table was granted to the indicated person by HEI pursuant to its equity-based compensation plan and is denominated in shares of HEI common stock.   In connection with the Spin-Off, all of the awards shown will be converted into equity-based compensation awards based on our common stock.  See “Certain Relationships and Related Party Transactions–Agreements with HEI–Employee Matters Agreement–Effect on Equity Awards.”

Outstanding Equity Awards at December 31, 2015

		Stock Awards
Name	Grant Year	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested [2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)

Richard F. Wacker	2015	3,688	106,768	—	—
	2014	3,597	104,133	19,182	555,319
K. Elizabeth Whitehead	2015	956	27,676	—	—
	2014	937	27,126	5,002	144,808
Heather Schwarm	2015	889	25,737	—	—
	2014	710	20,555	3,787	109,634

1 The market values of the stock awards reported in the table, all of which are RSUs vesting in annual installments over four years, are computed by multiplying the number of shares of stock reported by $28.95, which was the closing market price of HEI common stock on the last trading day of 2015.

2 Represents shares of HEI common stock that would be issued under the 2014-16 long-term incentive award based upon the achievement of performance goals at the target level at the end of the three-year performance periods.

Long Term Incentive Awards

The stock awards shown in the Summary Compensation Table above were denominated in shares of HEI common stock. The awards granted in 2014 include: (i) long-term incentive plan awards providing the opportunity to earn shares of HEI common stock in the future if pre-established performance goals are achieved over the period 2014-2016 and (ii) RSUs vesting in annual installments over a 4-year period. The awards made in 2015 included RSUs vesting in installments over a 4-year period. Long-term incentive awards granted in 2015 were for the years 2015-2017 and will be payable at the end of the performance period (subject to satisfaction of the performance goals) in cash. Pursuant to SEC compensation reporting requirements, these awards are not reported in the Summary Compensation Table for the year of grant, but instead will be reported for the year in which they are earned. The award opportunity of each long-term incentive award grant is a percentage of base salary. For the 2015 and 2014 awards, this represented a potential amount of 80% and 80%, respectively, of base salary if paid at target for Mr. Wacker, a potential amount of 40% and 40%, respectively, of base salary if paid at target for Ms. Whitehead and a potential amount of 40% and 36%, respectively, of base salary if paid at target for Ms. Schwarm. The decision to make the 2015-2017 long-term incentive awards cash awards was based on the belief that during the pendency of the HEI Merger, the stock price of HEI might be affected at least in part by merger considerations that are unrelated to HEI’s and the Bank’s true operating performance and that, as a result, the compensatory goals of awarding the stock grants would be better served by a cash settlement.

The performance based metrics for the 2015-17 long-term incentive awards granted in 2015 include target goals for Bank’s relative return on asset (“ROA”), as compared with certain peer banking companies, and the Bank’s 3 year average net income. For the 2014-16 long-term incentive awards granted in 2014, the performance based metric included targets for the 2 previously mentioned metrics and a target for HEI’s relative total shareholder return (“TSR”). Relative ROA is determined by (i) comparing the Bank’s ROA to the ROA of peers for each year in the period, resulting in a percentile ranking and (ii) taking the average of the Bank’s percentile ranking for the 3 years. ROA is the Bank’s net income divided by the average total assets for the year, with the Bank’s net income adjusted for allowed exclusions. The 3-year average net income is the average over the performance period of the Bank’s GAAP net income, adjusted for allowed exclusions. HEI’s relative TSR compares HEI’s TSR to that of other investor owned electric companies. TSR is the sum of the growth in average price per share of HEI common stock, measured for the beginning and ending months of the period, plus dividends paid during the period, assuming reinvestment of dividends, divided by the beginning month average share price.

Non-Equity Incentive Plan Compensation

Our Named Executive Officers and other officers are eligible to earn annual cash incentive awards under the Executive Incentive Compensation Plan based on the level of achievement of performance goals for each year. The target annual incentive opportunity is stated as a percentage of base salary, with the threshold and maximum opportunities being equal to 50 and 200%

of target, respectively. The 2015 performance metrics for Mr. Wacker were Bank ROA and Bank net income. The performance metrics for Ms. Whitehead and Ms. Schwarm were Bank ROA, Bank net income and achievement of specified individual corporate goals related to their respective positions. Specified levels of achievement of the performance metrics are required to attain threshold, target and maximum levels of EICP awards. In 2015, Mr. Wacker had a target of 80% of base salary, and received 126% of the target, Ms. Whitehead had a target of 50% of base salary, and received 137% of the target, and Ms. Schwarm had a target of 50% of base salary, and received 137% of the target. The amounts shown in the Summary Compensation Table were earned in the years indicated, but were paid in the following year.

Retirement Plans

Bank employees, including its named executive officers, may participate in the American Savings Bank 401(k) Plan, a qualified defined contribution retirement plan that enables employees to save for retirement on a tax deferred basis. After an employee has completed 1 year of service, the Bank matches the employee’s contributions on a dollar-for-dollar basis up to 4% of eligible compensation deferred. The Bank also provides discretionary, non-elective profit sharing contributions to the accounts of employees who were employed on the last day of the plan year or terminated employment during the plan year because of retirement, death or disability. Mr. Wacker, Ms. Whitehead and Ms. Schwarm received matching contributions and a profit sharing contribution under the plan in 2015 and 2014, in each case limited to the amount permitted based on eligible compensation.

Additionally, the Bank maintains the American Savings Bank Select Deferred Compensation Plan, a non-qualified deferred compensation plan that allows senior members of the management of the Bank to defer up to 100% of current salary and annual bonus, and provides investment opportunities substantially similar to those available under ASB’s own 401(k) plan. The plan provides for employer matching contributions and profit sharing contributions. These matching and profit sharing contributions are in an amount that would have been made to the executive’s American Savings Bank 401(k) Plan account if not for Internal Revenue Code limits on eligible compensation ($265,000 in 2015). Mr. Wacker did not elect to defer compensation under such plan in 2015 and 2014. Ms. Whitehead did not elect to defer compensation under such plan in 2015, but participated in the plan in 2014. Ms. Schwarm participated in the plan in 2015 and 2014. Mr. Wacker, Ms. Whitehead and Ms. Schwarm received profit sharing contributions to their respective accounts under the plan for the amount that could not be contributed to their respective 401(k) plan account due to Internal Revenue Code limits on eligible compensation for each year.

New Compensation Plans and Executive Severance Plan
Our Board has approved the following compensation plans to become effective in connection with the Spin-Off. The Equity and Incentive Plan and the ESPP have also been approved by HEI in its capacity as our sole shareholder.
ASB Hawaii, Inc. 2016 Equity and Incentive Plan
The ASB Hawaii, Inc. 2016 Equity and Incentive Plan (the “Equity and Incentive Plan”) provides for grants by our Compensation Committee of the following types of awards to employees, directors, consultants and independent contractors of ASB Hawaii and its affiliates: stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance shares, other stock-based awards and certain cash-based incentive awards (collectively referred to as “awards”). Awards may be structured to satisfy the requirements for the “performance-based compensation” exception to the $1 million compensation deduction limit under Section 162(m) of the Code. The plan document sets forth performance metrics that may be used to establish performance goals for this purpose. Our Compensation Committee will have the authority to administer and interpret the provisions of the Equity and Incentive Plan.
A total of 2,000,000 shares of ASB Hawaii common stock will be reserved for issuance under the Equity and Incentive Plan. No participant may be granted options or SARs under the plan with respect to more than 700,000 shares of ASB Hawaii common stock in any calendar year, other stock-based awards with respect to more than 250,000 shares of ASB Hawaii common stock for any 12-month vesting or performance period, or cash-based awards providing for more than $3,000,000 for each 12-months during the performance period for the award. The fair market value of awards granted under the Equity and Incentive Plan during any one calendar year to any director, together with all cash compensation payable to the director for service on our Board, will not exceed $250,000 in the aggregate. The foregoing share-based limitations may be adjusted to reflect capital adjustments (such as a stock split) affecting us as set forth in the Equity and Incentive Plan.
ASB Hawaii, Inc. 2016 Employee Stock Purchase Plan
Pursuant to the ASB Hawaii, Inc. 2016 Employee Stock Purchase Plan (the “ESPP”) eligible employees will be permitted to elect, subject to certain limits, to have up to 20% of base compensation deducted from their pay to purchase shares of ASB Hawaii common stock. The ESPP will be administered by our Compensation Committee, which will be authorized to establish offering periods that range from 3 to 24 months in length. Under the terms of the ESPP, our Compensation Committee determines the per share purchase price for each offering period, which may not be less than 85% of the lesser of the closing stock price on the NYSE on the opening date of the offering period and such closing stock price on the purchase date. A total of 200,000 shares of ASB Hawaii common stock will be reserved for issuance under the ESPP.
ASB Hawaii, Inc. Executive Severance Plan
Pursuant to the ASB Hawaii, Inc. Executive Severance Plan (the “Executive Severance Plan”), executives with titles of Executive Vice President or above who are designated by our Compensation Committee will be eligible to receive severance benefits in the event that the executive’s employment is terminated without “cause” or the executive voluntarily terminates employment for “good reason” (defined to include a material reduction in base salary and certain other adverse changes in the circumstances of the executive’s employment) in connection with a change in control of ASB Hawaii, Inc. (generally within two years after a change in control). In the event of such a qualifying termination of employment, the executive will be entitled to receive (a) a lump sum payment equal to 2 years (3 years in the case of the CEO) of base salary and average bonus (with the bonus averaged over the preceding 3 years), (b) a pro-rated bonus for the year of termination (calculated based on the amount that would have been paid if the executive remained employed), and (c) a monthly cash payment equal to the difference between the monthly COBRA premium for the most valuable coverage option available under our medical, dental, and vision benefit plans at the time of termination and the active employee monthly premium contribution for such coverage. This monthly benefit will be provided until the earlier of 24 months following termination or the executive obtaining other employment pursuant to which he or she is eligible for medical, dental and vision benefits. As a condition to receiving any severance benefits under the Executive Severance Plan, the participant will be required to provide ASB Hawaii with a general release. To the extent that payments to a participant in the Executive Severance Plan would be subject to the excise tax on “golden parachute payments” pursuant to Section 280G of the Code, those payments will be reduced to the level where the excise tax would not apply, if that reduction would result in a larger after-tax benefit to the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this information statement, HEI beneficially owns all the outstanding shares of our common stock. After the Spin-Off, HEI will not own any shares of our common stock. Immediately following the Spin-Off, we estimate that approximately [●] million shares of our common stock will be issued and outstanding, based on the approximately [●] million shares of HEI common stock outstanding as of [●], 2016 and the distribution ratio of one share of ASB Hawaii common stock for every three shares of HEI common stock. The actual number of shares of our common stock outstanding following the Spin-Off will be determined as of 5:00 p.m. Eastern Time on the Record Date.
The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.
Except as otherwise noted below, we have based the share amounts shown on each person’s beneficial ownership of HEI common stock on [●], 2016, giving effect to a distribution ratio of one share of ASB Hawaii common stock for every three shares of HEI common stock held. To the extent our directors and executive officers own HEI common stock at the Record Date for the Spin-Off, they will participate in the Distribution on the same terms as other holders of HEI common stock. Except as otherwise noted below, each holder identified in the table below has sole voting and investment power with respect to the shares indicated.

Directors and Named Executive Officers:

Name	Number of Shares Owned	Percentage of Class
Bert A. Kobayashi, Sr.
A. Maurice Myers
Keith P. Russell
Barry K. Taniguchi
Richard F. Wacker
Thomas A. Bowers
Heather M. Schwarm
K. Elizabeth Whitehead
Terence C.Y. Yeh
All directors and executive officers as a group
(nine persons)

Principal Shareholders:

Name and Address of Beneficial Owner	Number of Shares Owned	Percentage of Class

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with HEI
We have entered into the agreements described below with HEI in connection with the Spin-Off for the purpose of providing for the terms upon which we will separate our respective businesses, to facilitate an orderly transition and to govern our relationship with HEI after the Spin-Off is completed with respect to matters described in the following paragraphs. The descriptions of such agreements set forth below are intended solely as summaries of the principal terms of those agreements and are qualified in their entirety by reference to the forms of such agreements that are filed as exhibits to our registration statement on Form 10, of which this information statement forms a part.
The Separation and Distribution Agreement
The Separation and Distribution Agreement, which we refer to as the “Separation Agreement,” sets forth the agreements between ASB Hawaii and HEI regarding the principal actions that each will take in connection with the Spin-Off and regarding aspects of ASB Hawaii’s relationship with HEI following the Spin-Off.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement generally provides that immediately prior to the Distribution, HEI will transfer to ASB Hawaii or the Bank any assets held by HEI that are part of ASB Hawaii’s banking business (collectively, the “Bank Assets”), and that ASB Hawaii or the Bank will assume any liabilities of HEI relating to the Bank Assets or the operation of any of ASB Hawaii’s banking business, and any other liabilities that are expressly provided by the Separation Agreement or any other ancillary agreement as being liabilities to be assumed by ASB Hawaii or the Bank (collectively, the “Bank Liabilities”). Immediately prior to the Spin-Off, ASB Hawaii will transfer to HEI any of HEI’s assets that are held by ASB Hawaii or the Bank and HEI will assume any liabilities of ASB Hawaii or the Bank that are not Bank Liabilities.
Termination of Intercompany Agreements
Effective as of the Distribution, all agreements between any member of the Utility Group (generally defined as HEI and its affiliates as of or following the Distribution, other than ASB Hawaii, the Bank and any entity that becomes an affiliate of ASB Hawaii after the Distribution), on the one hand, and any member of the Bank Group (generally defined as ASB Hawaii, the Bank and any entity that becomes an affiliate of ASB Hawaii after the Distribution), on the other hand, existing prior to the Distribution (excluding those agreements noted below) will be terminated. The following agreements will not be terminated: (1) any agreements related to any checking or other deposit accounts of any member of the Utility Group maintained at the Bank, (2) any agreements related to the sale of electricity by any member of the Utility Group to any member of the Bank Group, (3) any agreement to which a person or entity other than any member of the Utility Group or the Bank Group is a party, (4) the Separation Agreement and the ancillary agreements described in this information statement and each other agreement or instrument expressly contemplated by the Separation Agreement or any ancillary agreement and (5) any confidentiality or non-disclosure agreements among any members of either Group or employees of any member of either Group.
Settlement of Intercompany Accounts
Any receivables, payables, or loans solely between any member of the Utility Group, on the one hand, and any member of the Bank Group, on the other hand, existing prior to the Distribution (excluding any receivables, payables, or loans that arise pursuant to the Separation Agreement or any ancillary agreement) will be satisfied or settled in cash or otherwise canceled prior to or as promptly as reasonably practical after the completion of the Distribution.
The Distribution
The Separation Agreement also governs the rights and obligations of the parties regarding the Distribution, including that on the Distribution Date, HEI will direct the distribution agent to distribute to each record holder one share of ASB Hawaii common stock for every three shares of HEI Common Stock held by such record holder on the Record Date, with cash to be paid in lieu of the issuance of fractional shares.
No Representations or Warranties
Except as expressly set forth in an ancillary agreement, neither HEI nor ASB Hawaii will provide any representations or warranties in connection with the Spin-Off, and all assets will be transferred “as is, where is.”

Access to Information
The Separation Agreement provides, subject to certain limitations, that the parties will, for a specified period after the Spin-Off, exchange certain information required to (1) comply with requirements imposed on the requesting party by a government authority, (2) for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation or similar requirements, (3) for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or (4) to comply with the obligations of a party under the Separation Agreement or any ancillary agreement. In addition, the Separation Agreement provides that the parties, subject to specified terms and conditions, will use commercially reasonable efforts to make available to the other party such party’s directors, officers, other employees, and agents as witnesses in any legal, administrative or other proceeding in which the requesting party may become involved to the extent reasonably required, giving consideration to the business demands on such persons. The Separation Agreement also requires the parties to maintain the confidentiality of certain information about each other for a specified period after the Spin-Off and to cooperate in the maintenance of certain privileges that may be asserted under applicable law with respect to legal or other professional services, and also includes provisions for dealing with matters as to which the parties may have shared privilege rights.
Releases, Allocation of Liabilities and Indemnification
The Separation Agreement, subject to the limitations set forth therein, provides for the release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Spin-Off, between or among any member of the Utility Group and any member of the Bank Group, except as otherwise set forth in the Separation Agreement.
The Separation Agreement provides that (1) ASB Hawaii and the other appropriate members (as defined in the Separation Agreement) of the Bank Group will indemnify each member of the Utility Group, each affiliate of such member and each of their respective current and former stockholders, members, directors, officers, managers, agents, and employees and their respective heirs, executors, administrators, successors and assigns against any and all losses relating to (a) any Bank Liabilities, including any failure to pay, perform or otherwise promptly to discharge any Bank Liabilities, (b) any breach by any member of the Bank Group of any provision of the Separation Agreement or any ancillary agreement, (c) the conduct of any business, operation or activity by any member of the Bank Group after the Spin-Off, and (d) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained in ASB Hawaii’s registration statement on Form 10, including this information statement (other than information regarding a member of the Utility Group provided by any member of the Utility Group in writing to ASB Hawaii expressly for inclusion in ASB Hawaii’s registration statement on Form 10, including this information statement), and (2) HEI and the other appropriate members of the Utility Group will indemnify each member of the Bank Group, each affiliate of such member and each of their respective current and former stockholders, members, directors, officers, managers, agents, and employees and their respective heirs, executors, administrators, successors and assigns against any and all losses relating to (a) any liabilities of HEI or its subsidiaries that are not Bank Liabilities, including any failure to pay, perform or otherwise promptly to discharge any such liabilities, (b) any breach by any member of the Utility Group of any provision of the Separation Agreement or any ancillary agreement, (c) the conduct of any business, operation or activity by any member of the Utility Group after the Spin-Off, and (d) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, solely with respect to information regarding any member of the Utility Group provided by any member of the Utility Group in writing to ASB Hawaii expressly for inclusion in ASB Hawaii’s registration statement on Form 10, including this information statement. The Separation Agreement also establishes procedures with respect to claims that are subject to indemnification, insurance claims and related matters.
Expenses
Except as expressly set forth in the Separation Agreement or in any ancillary agreement, each of HEI and ASB Hawaii will bear its own expenses, and the expenses of the other members of its group, in connection with the Spin-Off.
Employee Matters Agreement
The Employee Matters Agreement sets forth the agreements between ASB Hawaii and HEI as to certain employment, compensation and employee benefits matters.

Assumption and Retention of Liabilities
The Employee Matters Agreement provides for the allocation and treatment of liabilities and assets arising out of employee compensation and benefit programs in which employees participated prior to the Spin-Off. Generally, each of ASB Hawaii and HEI will assume or retain all liabilities under such company’s separate benefit plans and all liabilities with respect to the employment, service, termination of employment or termination of services of such company’s employees. Provision is also made for allocation between the parties of assets and liabilities relating to certain benefit plans that covered employees of both the Utility Group and the Bank Group prior to the Spin-Off, which allocation generally results in ASB Hawaii and HEI retaining or assuming assets and liabilities relating to their respective employees.
Effect on Equity Awards
The Employee Matters Agreement provides for the treatment of outstanding equity incentive awards held by employees of ASB Hawaii in connection with the Spin-Off. All outstanding HEI equity incentive awards held by employees of ASB Hawaii or the Bank as of the Distribution Date will be converted to ASB Hawaii equity incentive awards’ which awards will be issued pursuant to the new ASB Hawaii Equity and Incentive Plan that will become effective in connection with the Spin-Off. The exchange ratio that will be used to determine the number of shares of our Common Stock that will be subject to such converted awards will be based on the total value per share that HEI shareholders will receive with respect to their HEI shares in connection with the Spin-Off, the Merger of HEI with NextEra and the Special Cash Dividend of $0.50 per HEI share that will be paid in connection therewith.
Access to Employees
On and after the Distribution Date, ASB Hawaii and HEI will make available to each other employees who may reasonably be needed in order to defend or prosecute any legal or administrative action, other than a legal action between ASB Hawaii and HEI, to which any current or former employee or director of either company or any HEI benefit plan or ASB Hawaii benefit plan is a party and which relates to a benefit plan.
Tax Matters Agreement
The Tax Matters Agreement will govern ASB Hawaii’s and HEI’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred in connection with the Distribution), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.
We and HEI intend the Distribution to qualify as tax-free to HEI shareholders for U.S. federal income tax purposes, other than with respect to any cash paid to shareholders in lieu of fractional shares. The Tax Matters Agreement imposes certain restrictions on ASB Hawaii and its subsidiaries that are designed to preserve the tax-free nature of the Distribution to the shareholders of HEI.
As a result of the HEI Merger, the Distribution is expected to constitute a distribution described in Section 355(e) of the Code, which applies to a distribution (even where such distribution otherwise qualifies as tax-free to the distributing corporation’s shareholders under Section 355(a) of the Code) if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of the distributing corporation (here, HEI) or the controlled corporation (here, ASB Hawaii) as part of a plan or series of related transactions that includes the distribution. Such a distribution would generally result in corporate-level taxable gain to the distributing corporation. However, pursuant to an election under Section 336(e) of the Code that HEI is required to make pursuant to the Merger Agreement, the Distribution will be treated, for U.S. federal income tax purposes, as a taxable sale of assets by each of ASB Hawaii and the Bank.
Except as described in the next paragraph, HEI has agreed to be responsible for, and to indemnify us against, all taxes resulting from the application of Section 355(e) of the Code (or corresponding provisions of the laws of any other jurisdictions) to the Distribution and any tax liabilities of any member of the HEI Consolidated Group (as defined in the Tax Matters Agreement) resulting from the required election pursuant to Section 336(e) of the Code. Pursuant to the HEI Merger, a direct, wholly owned subsidiary of NextEra Energy will succeed to HEI’s liability as a matter of law.
We are responsible for, and have agreed to indemnify HEI against, the amount of any “Excess Tax Liability” incurred by HEI in connection with the required Section 336(e) election that exceeds $10,000,000. The term “Excess Tax Liability” is defined for this purpose to mean the difference between (x) the actual tax liability of the HEI Consolidated Group, any similar consolidated or combined tax group, and any member of any of the foregoing under any other provision of law, including, taking into account the Section 336(e) election, for the taxable year (or portion thereof) ending on the Distribution Date, over (y) the hypothetical tax liability of the HEI Consolidated Group, any similar consolidated or combined tax group, and any member of any of the foregoing under any other provision of law, for such taxable year (or portion thereof) ending on the

Distribution Date that would have resulted if no such election were made (and the mergers provided for in the HEI Merger Agreement occurred on the same date and at the same times) and assuming such hypothetical tax liability were calculated as if the aggregate tax basis of HEI in its ASB Hawaii stock were $405.8 million.
We are also responsible for, and will indemnify HEI against, any taxes, including any Hawaii franchise tax, attributable to the Bank Group for all taxable periods in accordance with the Tax Matters Agreement. HEI is responsible for, and will indemnify us against, any taxes, including any Hawaii franchise tax, other than those attributable to the Bank Group, for all taxable periods in accordance with the Tax Matters Agreement.
Related Person Transactions
The Bank has made loans to executive officers and directors of ASB Hawaii and its affiliates and related interests (as defined in applicable FRB regulations) from time to time in the ordinary course of business and expect to do so in the future. We believe that such loans do not involve more than a normal risk of collection and they are made in accordance with our normal credit terms, including collateral requirements and interest rates.
Prior to completion of the Spin-Off, our Board will adopt a written policy for the review and approval or disapproval of transactions involving related persons, including our directors, persons nominated for election as directors, our executive officers, persons or entities known to us to be beneficial owners of more than 5% of any class of our voting securities and immediate family members or certain affiliates or any of the foregoing persons or entities. The policy will apply to any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving an aggregate dollar amount exceeding $120,000 in any calendar year, in which ASB Hawaii, the Bank or any then existing subsidiary or either of them is a participant and in which any related person has or will have a direct or indirect material interest. We anticipate that the responsibility to review specific transactions will be delegated to a committee composed of independent members of the Board. Related persons will be required to disclose all relevant facts and receive the approval or ratification of the committee for any transaction covered by the policy. No member of such committee will be permitted to participate in the deliberations or decisions with respect to any transaction in which such member has or may have a direct or indirect material interest, other than to the extent necessary to provide relevant information as to the nature of such interest or potential interest.

DESCRIPTION OF CAPITAL STOCK
Overview
Prior to the Distribution Date, HEI, as our sole shareholder, will approve and adopt amendments to our articles of incorporation and our Board will amend our bylaws in preparation for the Spin-Off. The following paragraphs summarize information concerning our capital stock, taking such amendments into account, and certain provisions of Hawaii law and federal regulatory requirements. The following descriptions do not purport to be complete statements of the relevant provisions of our amended articles of incorporation and bylaws or applicable Hawaii law or federal regulatory requirements. This summary is qualified in its entirety by reference to those documents, laws and requirements, which you should read for further information about our capital stock. Our amended articles of incorporation and bylaws will be included as exhibits to our registration statement on Form 10, of which this information statement is a part.
Authorized Capital Stock
Immediately following the Distribution, our authorized capital stock will consist of: 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.
Common Stock
Shares Outstanding
Immediately following the Distribution, we estimate that approximately [●] million shares of our common stock will be issued and outstanding, based on the number of shares of HEI common stock expected to be outstanding as of the Record Date and the distribution ratio of one share of ASB Hawaii common stock for every three shares of HEI common stock. The actual number of shares of our common stock outstanding immediately following the Distribution will depend on the actual number of shares of HEI common stock outstanding on the Record Date and will reflect any issuance of new shares of HEI common stock pursuant to HEI equity plans.
Upon completion of the Distribution, all of the outstanding shares of our common stock will be validly issued, fully paid and non-assessable.
Dividends
Holders of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends. See “Dividend Policy.”
Voting Rights
The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders and do not have cumulative voting rights in the election of directors. Shareholders entitled to vote at a meeting of shareholders may vote by proxy.
Other Rights
The holders of our common stock are entitled to share ratably in all of our assets available for distribution to our shareholders upon our liquidation, dissolution or winding-up, after payment or provision for payment of our debts and other liabilities.
No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any other ASB Hawaii securities. No subscription rights, conversion rights or sinking fund provisions are applicable to our common stock.

Preferred Stock
Our Board has the authority, without action by our shareholders, to designate and issue preferred stock in one or more classes or series and to designate the rights, preferences, limitations and privileges of each class or series of preferred stock, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our Board determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our preferred stock upon the rights of holders of our common stock may include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; and

•	delaying or preventing a change in control without further action by our shareholders.
Upon completion of the Distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.
Certain Provisions of ASB Hawaii’s Articles of Incorporation and Bylaws, Hawaii Law and Federal Regulatory Requirements
Certain provisions of our articles of incorporation and bylaws, Hawaii law and federal regulatory requirements summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some shareholders might consider to be in their best interests, including attempts that might result in a premium being paid over the market price for shares of ASB Hawaii common stock. These provisions are intended to:

•	encourage potential acquirers to deal directly with our Board;

•	give our Board the time and leverage to evaluate the fairness of the proposal to all shareholders;

•	enhance continuity and stability in the composition of our Board and in the policies formulated by our Board; and

•	discourage certain tactics that may be used in proxy fights.
Classified Board of Directors
Our articles of incorporation provide that our Board will be divided into 3 classes of directors as nearly equal in size as possible. The term of the first class of directors expires upon the election of directors at our 2017 annual meeting of shareholders; the term of the second class of directors expires upon the election of directors at our 2018 annual meeting of shareholders and the term of the third class of directors expires upon the election of directors at our 2019 annual meeting of shareholders. At each of our annual meetings of shareholders, the successors of the class of directors whose term expires at that meeting of shareholders will be elected for a 3-year term, one class being elected each year by our shareholders.
Unanimous Shareholder Action by Written Consent; Special Shareholders’ Meetings
Any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of our shareholders or, as provided in Section 414-124 of the Hawaii Business Corporation Act, or the “HBCA,” by unanimous written consent in lieu of a meeting. Further, our bylaws provide that special meetings of shareholders may be called only by (i) the Chairman of the Board, the Chief Executive Officer, the President or a majority of the directors then in office or (ii) the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting if such holders sign, date and deliver to our Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. The right of shareholders to call a special meeting is subject to certain procedural and informational requirements that are intended to facilitate our company and our shareholders receiving basic information about the special meeting and to ensure, among other things, that the special meeting is not duplicative of matters that were or, in the near term, could be covered at an annual meeting of shareholders.
Requirements for Advance Notification of Shareholder Nominations for the Election of Directors and Shareholder Proposals
Our bylaws require that advance notice of shareholder nominations for the election of directors and of business to be brought by shareholders before any meeting of our shareholders must be given in the manner provided in our bylaws. To be in proper form, such notice must, among other things, set forth any derivative or hedging positions beneficially held by the proposing or nominating party (or any of its affiliates), the effect or intent of which is to mitigate loss to or manage the risk or benefit of changes in our stock price or to change the voting power of such proposing or nominating party (or any of its affiliates) with respect to shares of our common stock. Generally, under our bylaws, to be timely notice must be received at our principal executive office not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. Notwithstanding the specific provisions of our bylaws, shareholders may request inclusion of proposals in our proxy statement pursuant to Rule 14(a)-8 under the Exchange Act.
Removal of Directors; No Shareholder Ability to Fill Board Vacancies
Our articles of incorporation provide that:

•	the number of directors may be set exclusively by a resolution of the Board in accordance with Section 414-193 of the HBCA;

•	a director may be removed from office by our shareholders only for cause; and

•
vacancies occurring on our Board for any reason, including vacancies resulting from an increase in the number of directors, may be filled only by the Board or a majority of the remaining members of our Board, if less than a quorum.

No Cumulative Voting
Our articles of incorporation provide that holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.
Supermajority Requirements
Our articles of incorporation provide that a vote of at least 66-2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors is required to adopt, amend or repeal certain provisions of our articles of incorporation, including the provisions relating to (i) the classified board, (ii) removal of directors, (iii) board vacancies, (iv) elimination of cumulative voting after the Spin-Off and (v) supermajority requirements. The same supermajority vote is required for our shareholders to adopt, amend or repeal any provision in our bylaws, including the advance notice provisions related to director nominations and shareholder proposals.
Potential Effects of Future Issuances of Preferred Stock
As discussed above under “–Preferred Stock,” our articles of incorporation authorize our Board, without action by our shareholders, to designate and issue preferred stock in one or more classes or series and to designate the rights, preferences, limitations and privileges, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each class or series of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited proposal to acquire us. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common shareholders.
Forum Selection
Our bylaws provide that shareholder litigation alleging certain claims against us or our Board may only be brought in the U.S. District Court, District of Hawaii, or, in the absence of jurisdiction of such court, the Circuit Court of the First Circuit, State of Hawaii. Such forum selection provisions have been held to enforceable by courts in several states, but may be ruled inapplicable or unenforceable by other courts in the future.
Certain Provisions of the HBCA and Other Hawaii Statutes
As a Hawaii corporation, we are governed by the HBCA and more broadly by the Hawaii Revised Statutes, or the “HRS.” Under specified circumstances, the following provisions of the HBCA and the HRS may delay, prevent or make more difficult unsolicited attempts to acquire or cause a change of control of us. These provisions also may have the effect of preventing changes in our management and could make it more difficult to accomplish takeover transactions that some of our shareholders may consider to be beneficial or in their best interest.
Control Share Acquisitions. Under Chapter 414E of the HRS, a person or group who proposes to make a “control share acquisition” (as defined in the next paragraph) of shares of our company must obtain approval of the acquisition by our shareholders in the manner specified in Chapter 414E of the HRS, and must consummate the proposed control share acquisition within 180 days after such shareholder approval. If a control share acquisition is made without the requisite shareholder approval, unless the acquisition was approved by our Board, the statute provides that the shares acquired may not be voted for a period of one year from the date of acquisition and the shares will be nontransferable and callable by us for one year after acquisition.
Under Chapter 414E of the HRS, “control share acquisition” means, subject to specified exceptions, the acquisition of shares of our company resulting in beneficial ownership of the acquiring person or group exceeding any of the following thresholds:

•	at least 10% but less than 20%;

•	at least 20% but less than 30%;

•	at least 30% but less than 40%;

•	at least 40% but less than a majority; or

•	at least a majority.
Consideration of Effects on Other Constituents. Section 414-221 of the HBCA provides that each of our Board members, in discharging his or her duties as a director, may consider, in the director’s discretion, in addition to considering the interests of our shareholders, any of the following factors:

•	the interests of our employees, customers, suppliers, and creditors;

•	the economy of the State of Hawaii and the United States;

•	community and societal considerations, including, without limitation, the impact of any action upon the communities in or near which we have offices or operations; and

•
the long-term as well as short-term interests of our company and our shareholders, including, without limitation, the possibility that these interests may be best served by the continued independence of our company.

Corporate Takeovers. Chapter 417E of the HRS, the Hawaii Corporate Take-Overs Act, or the “HCTA,” would apply to an offer to acquire any of our equity securities from a Hawaii resident pursuant to a tender offer or request or invitation for tenders in cases where the offeror would become the beneficial owner of more than 10% of any class of our equity securities, or where an offeror that already owns more than 10% of any class of our equity securities would increase its beneficial ownership of any class of our equity securities by more than 5%. The HCTA requires that any person making a takeover offer file a registration statement with the Hawaii Commissioner of Securities. Also under the HCTA, no offeror may acquire from any Hawaii resident our equity securities at any time within 2 years following the last purchase of our securities pursuant to a takeover offer with respect to the same class of securities, unless the securityholders are afforded, at the time of the subsequent acquisition, a reasonable opportunity to dispose of their securities to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.
The HCTA does not apply if the offer has been approved in writing by our Board, if we are the offeror, if the offeror did not acquire more than 2% of any class of our equity securities during the preceding 12-month period or if the offer involves an exchange of securities that is registered or exempt from registration under the HCTA.
Federal Regulatory Requirements
Under specified circumstances, the following regulatory requirements may delay, prevent or make more difficult acquisitions or changes of control of ASB Hawaii. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.
The Change in Bank Control Act prohibits a person, including persons acting in concert, from acquiring control of a savings and loan holding company unless the FRB has been given 60 days prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending the period during which such a disapproval may be issued. The term “control” is defined for this purpose to include ownership or control of, or holding with power to vote, 25% or more of any class of a savings and loan holding company’s voting securities. Under a rebuttable presumption contained in the FRB regulations, acquiring ownership or control of, or holding with power to vote, 10% or more of our outstanding common stock may be deemed to constitute an acquisition of control of us requiring such advance notice to the FRB.
In addition, any company acting directly or indirectly or in concert with one or more persons or through one or more subsidiaries would be required to obtain the approval of the FRB under savings and loan holding company provisions of the

HOLA before acquiring control of a savings and loan holding company. For this purpose, a company is deemed to have control of a savings and loan holding company if the company (1) owns, controls, holds with power to vote, or holds proxies representing, 25% or more of any class of voting shares of the savings and loan holding company, (2) contributes more than 25% of the holding company’s capital, (3) controls in any manner the election of a majority of the holding company’s directors, or (4) directly or indirectly exercises a controlling influence over the management or policies of the savings bank or other company. The FRB may also determine, based on its consideration of the relevant facts and circumstances, that a company has otherwise acquired control of a savings and loan holding company.
Limitation of Liability of Directors
Our articles of incorporation limit the liability of our directors in any action brought by our shareholders or us for monetary damages to the fullest extent permitted by the HBCA, which permits a corporation to eliminate directors’ liability in such actions except for:

•	the amount of a financial benefit received by a director to which the director is not entitled;

•	an intentional infliction of harm on the corporation or the shareholders;

•	payment of a dividend or other distribution in violation of Section 414-223 of the HBCA; or

•	an intentional violation of criminal law.
The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.
Indemnification of Directors and Officers
Our articles of incorporation require us to indemnify our directors and officers to the fullest extent permitted by law. Section 414-242 of the HBCA provides that a corporation may indemnify a director, who is a party to a proceeding in his/her capacity as a director of the corporation, against liability incurred in the proceeding if:

•
the individual conducted himself or herself in good faith and the individual reasonably believed (i) in the case of conduct in the individual’s official capacity, that the individual’s conduct was in the best interests of the corporation, and (ii) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation; and

•	in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; or

•	the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation.
If a director is wholly successful in the defense of any proceeding to which the director was a party in his/her capacity as director of the corporation, the corporation is required by Section 414-243 of the HBCA to indemnify such director for reasonable expenses incurred in connection with the proceeding.
Under Section 414-244 of the HBCA, a corporation, before final disposition of a proceeding, may advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in his/her capacity as a director of the corporation if the director delivers to the corporation certain written affirmations and certain undertakings. Under certain circumstances under Section 414-245 of the HBCA, a director may apply for and obtain indemnification or an advance for expenses to the court conducting the proceeding or to another court of competent jurisdiction.
Under Section 414-246 of the HBCA, indemnification may be made only as authorized in a specific case after it is determined that indemnification is proper in the circumstances because a director has met the applicable standard of conduct. The determination must be made:

•
by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding and who do not have a familial, financial, professional or employment relationship with the director whose indemnification is the subject of the decision being made, which relationship would reasonably be expected to influence the director’s judgment when voting on the decision being made (or by a majority of the members of a committee of two or more such directors appointed by such a vote);

•	by special legal counsel; or

•	by the shareholders.
Under Section 414-247 of the HBCA, a corporation may indemnify and advance expenses to an officer, who is a party to a proceeding because the officer is an officer of the corporation:

•	to the same extent as a director; and

•
if the person is an officer, but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, or liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders; or (iii) an intentional violation of criminal law.

The above described provision applies to an officer who is also a director if the basis on which the officer is made a party to the proceeding is an act or omission solely as an officer. Furthermore, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 414-243 of the HBCA and may apply to a court under Section 414-245 of the HBCA for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses.
We may enter into separate written indemnification agreements with directors and officers of ASB Hawaii and the Bank to provide for indemnification that is in addition to the indemnification that would be provided by laws described above.
We intend to obtain policies that insure the directors and officers of ASB Hawaii and the Bank against certain liabilities they may incur in their capacity as directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company, Inc.
Stock Exchange Listing
We intend to list our common stock on the NYSE under the ticker symbol “ASBH.”

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that HEI’s shareholders will receive in the Distribution as contemplated by this information statement. This information statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this information statement does not and will not constitute a part of this information statement or the Registration Statement on Form 10 of which this information statement is a part.
As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:
Investor Relations
ASB Hawaii, Inc.
Financial Plaza of the Pacific
915 Fort Street Mall
Honolulu, HI 96813
(808) 539-7200
InvestorRelations@asbhawaii.com
We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
ASB Hawaii, Inc. and Subsidiary:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholder’s equity and cash flows present fairly, in all material respects, the financial position of ASB Hawaii, Inc. and Subsidiary (the “Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
February 23, 2016

ASB Hawaii, Inc. and Subsidiary
Consolidated Balance Sheets

December 31	2015	2014
(in thousands)
Assets
Cash and due from banks	$127,219	$107,250
Interest-bearing deposits	93,680	54,230
Cash and cash equivalents	220,899	161,480
Available-for-sale investment securities, at fair value	820,648	550,394
Stock in Federal Home Loan Bank, at cost	10,678	69,302
Loans receivable held for investment	4,615,819	4,434,651
Allowance for loan losses	(50,038)	(45,618)
Net loans	4,565,781	4,389,033
Loans held for sale, at lower of cost or fair value	4,631	8,424
Real estate acquired in settlement of loans, net	1,030	891
Premises and equipment, net	88,077	92,407
Accrued interest receivable	15,192	13,632
Prepaid expenses and other assets (related party balances of $30 and $1,926, respectively)	196,793	188,872
Goodwill	82,190	82,190
Mortgage servicing rights, net of accumulated amortization of $5,647 and $15,436, respectively	8,884	11,540
Total assets	$6,014,803	$5,568,165
Liabilities and stockholder’s equity
Deposit liabilities	$5,025,254	$4,623,415
Other borrowings	328,582	290,656
Accounts payable and other liabilities (related party balances of $731 and $751, respectively)	88,117	90,407
Federal and state income taxes payable	5,022	4,030
Deferred taxes	8,389	24,467
Total liabilities	5,455,364	5,032,975
Commitments and contingent liabilities (Note 14)
Stockholder’s equity
Common stock, no par value. Authorized 1,000,000 shares, issued and outstanding: 100 shares	346,371	346,071
Accumulated other comprehensive loss, net of tax benefits	(17,271)	(16,558)
Retained earnings	230,339	205,677
Total stockholder’s equity	559,439	535,190
Total liabilities and stockholder’s equity	$6,014,803	$5,568,165
The accompanying notes are an integral part of these consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Consolidated Statements of Income

Years ended December 31	2015	2014	2013
(dollars in thousands, except share data)
Interest and dividend income
Interest and fees on loans	$184,782	$179,341	$172,969
Interest and dividends on investment securities	15,120	11,945	13,095
Total interest and dividend income	199,902	191,286	186,064
Interest expense
Interest on deposit liabilities	5,348	5,077	5,092
Interest on other borrowings	5,978	5,731	4,985
Total interest expense	11,326	10,808	10,077
Net interest income	188,576	180,478	175,987
Provision for loan losses	6,275	6,126	1,507
Net interest income after provision for loan losses	182,301	174,352	174,480
Noninterest income
Fees from other financial services	22,211	21,747	27,099
Fee income on deposit liabilities	22,368	19,249	18,363
Fee income on other financial products	8,094	8,131	8,405
Bank-owned life insurance	4,078	3,949	3,928
Mortgage banking income	6,330	2,913	8,309
Gains on sale of investment securities	—	2,847	1,226
Other income, net	4,751	2,376	4,754
Total noninterest income	67,832	61,212	72,084
Noninterest expense
Compensation and employee benefits	90,518	79,885	82,910
Occupancy	16,365	17,197	16,747
Data processing	12,103	11,690	10,952
Services (related party activity of $2,227, $2,567 and $2,441, respectively)	10,319	10,504	9,189
Equipment	6,577	6,564	7,295
Office supplies, printing and postage	5,749	6,089	4,233
Marketing	3,463	3,999	3,373
FDIC insurance	3,274	3,261	3,253
Other expense	18,067	17,314	19,637
Total noninterest expense	166,435	156,503	157,589
Income before income taxes	83,698	79,061	88,975
Income taxes	29,036	27,901	31,352
Net income	$54,662	$51,160	$57,623
Basic earnings per common share	$547	$512	$576
Dividends per common share	$300	$360	$400
Weighted-average number of common shares outstanding	100	100	100
The accompanying notes are an integral part of these consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income

Years ended December 31	2015	2014	2013
(in thousands)
Net income	$54,662	$51,160	$57,623
Other comprehensive income (loss), net of taxes
Net unrealized gains (losses) on available-for-sale investment securities
Net unrealized gains (losses) on available-for-sale investment securities arising during the period, net of (taxes) benefits of 1,541, $(3,856) and $9,037, respectively	(2,334)	5,840	(13,686)
Less: reclassification adjustment for net realized gains included in net income, net of taxes of nil, $1,132 and $488, respectively	—	(1,715)	(738)
Retirement benefit plans
Net gains (losses) arising during the period, net of (taxes) benefits of $($59), $6,164 and $(10,450), respectively	90	(9,336)	15,826
Less: amortization of transition obligation, prior service credit and net losses recognized during the period in net periodic benefit cost, net of tax benefits of $1,011, $561 and $1,187, respectively	1,531	850	1,797
Other comprehensive income (loss), net of taxes	(713)	(4,361)	3,199
Comprehensive income	$53,949	$46,799	$60,822
The accompanying notes are an integral part of these consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholder’s Equity

(dollars in thousands)	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2012	$341,071	$172,894	$(15,396)	$498,569
Net income for common stock	—	57,623	—	57,623
Other comprehensive income, net of taxes	—	—	3,199	3,199
Additional capital contributions from parent	2,500	—	—	2,500
Common stock dividends paid to parent ($400 per share)	—	(40,000)	—	(40,000)
Balance, December 31, 2013	343,571	190,517	(12,197)	521,891
Net income for common stock	—	51,160	—	51,160
Other comprehensive loss, net of tax benefits	—	—	(4,361)	(4,361)
Additional capital contributions from parent	2,500	—	—	2,500
Common stock dividends paid to parent ($360 per share)	—	(36,000)	—	(36,000)
Balance, December 31, 2014	346,071	205,677	(16,558)	535,190
Net income for common stock	—	54,662	—	54,662
Other comprehensive loss, net of tax benefits	—	—	(713)	(713)
Additional capital contributions from parent	300	—	—	300
Common stock dividends paid to parent ($300 per share)	—	(30,000)	—	(30,000)
Balance, December 31, 2015	$346,371	$230,339	$(17,271)	$559,439
The accompanying notes are an integral part of these consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Consolidated Statements of Cash Flows

Years ended December 31	2015	2014	2013
(in thousands)
Cash flows from operating activities
Net income	$54,662	$51,160	$57,623
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of premises and equipment	6,010	5,800	5,440
Net amortization (accretion) of discounts and premiums	1,917	(401)	(1,210)
Increase (decrease) in deferred income taxes	(15,607)	(7,540)	409
Gain on sale of available-for-sale investment securities	—	(2,847)	(1,226)
Provision for loan losses	6,275	6,126	1,507
Loans originated and purchased, held for sale	(268,279)	(155,755)	(249,022)
Proceeds from sale of loans, held for sale	275,296	155,030	273,775
Gain on sale of loans	(6,330)	(2,913)	(8,309)
Gain on sale of credit card portfolio	—	—	(2,251)
Provision for impairment (recovery) of mortgage servicing rights	(205)	53	(60)
Gain on sale of mortgage servicing rights	(940)	—	—
Provision for losses on real estate acquired in settlement of loans	—	14	256
Net gain on sale of real estate acquired in settlement of loans	(11)	(331)	(557)
Gain on redemption of bank-owned life insurance	(56)	—	—
Gain on sale of real estate held-for-sale	(1,967)	—	—
Net (gain) loss on sale or disposal of premises and equipment	(98)	35	20
Changes in assets and liabilities
Decrease (increase) in accrued interest receivable	(1,560)	(499)	95
Increase (decrease) in federal and state income taxes, net	992	1,012	(1,774)
Increase in accrued interest payable	45	10	55
Net changes in other assets and liabilities	(4,378)	(6,503)	(714)
Net cash provided by operating activities	45,766	42,451	74,057
Cash flows from investing activities
Purchase of stock from Federal Home Loan Bank	(1,600)	—	—
Redemption of stock from Federal Home Loan Bank	60,223	23,244	3,476
Purchases of available-for-sale investment securities	(429,262)	(183,778)	(112,654)
Principal repayments on available-for-sale investment securities	153,271	91,013	158,558
Proceeds from sale of available-for-sale investment securities	—	79,564	71,367
Net increase in loans receivable, held for investment	(181,343)	(283,810)	(398,426)
Proceeds from sale of real estate acquired in settlement of loans	1,329	3,213	9,212
Proceeds from sale of real estate held-for-sale	7,283	—	—
Proceeds from sale of mortgage servicing rights	3,493	—	—
Proceeds from sale of credit card portfolio	—	—	26,386
Additions to premises and equipment, net	(13,470)	(28,073)	(11,193)
Proceeds from sale of premises and equipment	3,579	—	—
Other	(272)	(39)	270
Net cash used in investing activities	(396,769)	(298,666)	(253,004)

ASB Hawaii, Inc. and Subsidiary
Consolidated Statements of Cash Flows

Years ended December 31	2015	2014	2013
(in thousands)
Cash flows from financing activities
Net increase in deposit liabilities	401,839	250,938	142,561
Proceeds from Federal Home Loan Bank advances	40,000	75,000	130,000
Principal payments on Federal Home Loan Bank advances	(40,000)	(75,000)	(80,000)
Proceeds from securities sold under agreements to repurchase	10,000	55,601	—
Repayments of securities sold under agreements to repurchase	(10,000)	—	—
Net increase (decrease) in retail repurchase agreements	37,925	(9,465)	(1,418)
Common stock dividends paid to parent	(30,000)	(36,000)	(40,000)
Net increase (decrease) in borrowers’ mortgage escrow accounts	658	5	(38)
Net cash provided by financing activities	410,422	261,079	151,105
Net increase (decrease) in cash and cash equivalents	59,419	4,864	(27,842)
Cash and cash equivalents, January 1	161,480	156,616	184,458
Cash and cash equivalents, December 31	$220,899	$161,480	$156,616

Supplemental disclosures of cash flow information
Noncash activity
Real estate acquired in settlement of loans, net	$1,092	$2,548	$4,072
Real estate transferred from premises and equipment to held for sale	5,315	—	—
Loans transferred from held for investment to held-for-sale	—	—	25,478
HEI capital contribution in form of note receivable	300	2,500	2,500
Obligation assumed related to sale of credit card portfolio	—	—	1,342
Obligations to fund low income housing investments, net	3,938	14,143	613
Obligation to acquire land	—	2,557	—
Cash paid
Cash paid for interest	11,281	10,798	10,022
Cash paid for income taxes, net	38,398	30,914	30,574
The accompanying notes are an integral part of these consolidated financial statements.

1 · Description of Business
ASB Hawaii, Inc. (“ASB Hawaii”), formerly known as American Savings Holding, Inc., is a holding company with a direct subsidiary principally engaged in banking businesses, primarily in the State of Hawaii. ASB Hawaii is the parent holding company of American Savings Bank, F.S.B. (“Bank” or “ASB”). ASB Hawaii is a wholly owned subsidiary of Hawaiian Electric Industries, Inc. (“HEI”). ASB Hawaii and its subsidiary, ASB, are collectively referred to as the “Company.”
ASB is a federally chartered savings bank providing a broad range of banking services to individual and business customers through its branch system in Hawaii. The Company’s earnings depend primarily on net interest income, which is the difference between interest earned on earning assets (loans receivable and investment securities) and interest paid on costing liabilities (deposit liabilities and borrowings). Deposits continue to be the largest source of funds for the Company for use in lending, meeting liquidity requirements, and making investments. The Company also derives funds from receipt of interest and principal on outstanding loans receivable and investment securities, borrowings from the Federal Home Loan Bank (“FHLB”), and securities sold under agreements to repurchase.

2 · Summary of Significant Accounting Policies
Basis of Presentation
In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ significantly from those estimates.
Material Estimates
Material estimates that are particularly susceptible to significant change include amounts reported for the allowance for loan losses, investment securities, goodwill, derivatives and income taxes.
Consolidation
The consolidated financial statements include the accounts and results of operations of ASB Hawaii and its wholly owned subsidiary, ASB.
Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, federal funds sold and securities purchased under resale agreements with original maturities of three months or less. Savings and loan associations are required by the Federal Reserve System to maintain noninterest-bearing cash reserves equal to a percentage of certain deposits. The reserve requirement for the Company at December 31, 2015 and 2014 was $17.7 million and $17.0 million, respectively.
Investment Securities
Investments in debt and equity securities are classified as held-to-maturity (“HTM”), trading or available-for-sale (“AFS”). The Company determines the appropriate classification at the time of purchase. Debt and equity securities that the Company intends to and has the ability to hold to maturity are classified as HTM securities and reported at cost. Marketable debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Marketable debt and equity securities not classified as either HTM or trading securities are classified as AFS and reported at fair value. Unrealized gains and losses for AFS securities are excluded from earnings and reported on a net basis in accumulated other comprehensive income (“AOCI”) until realized.
Interest income is recorded on an accrual basis. Discounts and premiums on securities are accreted or amortized into interest income using the interest method over the remaining contractual lives of the agency obligation securities and the estimated lives of the mortgage-related securities adjusted for anticipated prepayments. The Company uses actual prepayment experience and estimates of future prepayments to determine the constant effective yield necessary to apply the interest method of income recognition. The discounts and premiums on the agency obligations portfolio are accreted or amortized on a prospective basis using expected contractual cash flows. The discounts and premiums on the mortgage-related securities portfolio are accreted or amortized on a retrospective basis using changes in anticipated prepayments. This method requires a retrospective adjustment of the effective yield each time the Company changes the estimated life as if the new estimate had been known since the original acquisition date of the securities. Estimates of future prepayments are based on the underlying collateral characteristics and historic or projected prepayment behavior of each security. The specific identification method is used in determining realized gains and losses on the sales of securities.
For securities that are not trading securities, individual securities are assessed for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. A security is impaired if the fair value of the security is less than its carrying value at the financial statement date. When a security is impaired, the Company determines whether this impairment is temporary or other-than-temporary. If the Company does not expect to recover the entire amortized cost basis of the security or there is a change in the expected cash flows, an OTTI exists. If the Company intends to sell the security, or will more likely than not be required to sell the security before recovery of its amortized cost, the OTTI must be recognized in earnings. If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the OTTI must be separated into the amount representing the credit loss and the amount related to all other factors. The amount of OTTI related to the credit loss is recognized in earnings, while the remaining OTTI is recognized in AOCI. Based on our evaluation at December 31, 2105 and 2014, there was no indicated impairment as the Company expects to collect the contractual cash flows for these investments.
Stock in Federal Home Loan Bank (“FHLB”) is carried at cost and is reviewed at least periodically for impairment, with valuation adjustments recognized in noninterest income.
Loans Receivable
The Company carries loans receivable at amortized cost less the allowance for loan losses, loan origination fees (net of direct loan origination costs), commitment fees and purchase premiums and discounts. Interest on loans is credited to income as it is earned. Discounts and premiums are accreted or amortized over the life of the loans using the interest method.
Loan origination fees (net of direct loan origination costs) are deferred and recognized as an adjustment in yield over periods not exceeding the contractual life of the loan using the interest method or taken into income when the loan is paid off or sold. Nonrefundable commitment fees (net of direct loan origination costs, if applicable) received for commitments to originate or purchase loans are deferred and, if the commitment is exercised, recognized as an adjustment of yield over the life of the loan using the interest method. Nonrefundable commitment fees received for which the commitment expires unexercised are recognized as income upon expiration of the commitment.
Mortgage loans held for sale are stated at the lower of cost or estimated fair value on an aggregate basis. Premiums, discounts and net deferred loan fees are not amortized while a loan is classified as held for sale. A sale is recognized only when the consideration received is other than beneficial interests in the assets sold and control over the assets is transferred irrevocably to the buyer. Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the allocated basis of the loans sold.
Allowance for Loan Losses
The Company maintains an allowance for loan losses that it believes is adequate to absorb losses inherent in its loan portfolio. The level of allowance for loan losses is based on a continuing assessment of existing risks in the loan portfolio, historical loss experience, changes in collateral values and current conditions (e.g., economic conditions, real estate market conditions and interest rate environment). The allowance for loan losses is allocated to loan types using both a formula-based approach applied to groups of loans and an analysis of certain individual loans for impairment. The formula-based approach emphasizes loss factors primarily derived from actual historical default and loss rates, which are combined with an assessment of certain qualitative factors to determine the allowance amounts allocated to the various loan categories. Adverse changes in any of these factors could result in higher charge-offs and provision for loan losses.
The Company disaggregates its portfolio loans into portfolio segments for purposes of determining the allowance for loan losses. Commercial and commercial real estate loans are defined as non-homogeneous loans and the Company utilizes a risk rating system for evaluating the credit quality of the loans. Loans are rated based on the degree of risk at origination and periodically thereafter, as appropriate. Values are applied separately to the probability of default (borrower risk) and loss given default (transaction risk). The Company’s credit review department performs an evaluation of these loan portfolios to ensure compliance with the internal risk rating system and timeliness of rating changes. Non-homogeneous loans are categorized into the regulatory asset quality classifications-Pass, Special Mention, Substandard, Doubtful, and Loss based on credit quality. For loans classified as substandard, an analysis is done to determine if the loan is impaired. A loan is deemed impaired when it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Once a loan is deemed impaired, the Company applies a valuation methodology to determine whether there is an impairment shortfall. The measurement of impairment may be based on (i) the present value of the expected future cash flows of the impaired loan discounted at the loan’s original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral, net of costs to sell. For all loans collateralized by real estate whose repayment is dependent on the sale of the underlying collateral property, the Company measures impairment by utilizing the fair value of the collateral, net of costs to sell; for other loans that are not considered collateral dependent, generally the discounted cash flow method is used to measure impairment. For loans collateralized by real estate that are classified as troubled debt restructured loans, the present value of the expected future cash flows of the loans may also be used to measure impairment as these loans are expected to perform according to their restructured terms. Impairments are charged to the provision for loan losses and included in the allowance for loan losses. However, confirmed losses (uncollectible) are charged off, with the loan written down by the amount of the confirmed loss.
Residential, consumer and credit scored business loans are considered homogeneous loans, which are typically underwritten based on common, uniform standards, and are generally classified as to the level of loss exposure based on delinquency status. The homogeneous loan portfolios are stratified into individual products with common risk characteristics and segmented into various secured and unsecured loan product types. For the homogeneous portfolio, the quality of the loan is best indicated by the repayment performance of an individual borrower. The Company does supplement performance data with an 11-risk rating retail credit model that assigns a probability of default to each borrower based primarily on the borrower’s current Fair Isaac Corporation (“FICO”) score and for the home equity line of credit (“HELOC”) and unsecured consumer products, the bankruptcy score (“BK”). Current FICO and BK data is purchased and appended to all homogeneous loans on a quarterly basis and used to estimate the borrower’s probability of default (“PD”) and the loss given default (“LGD”).
The Company also considers the following qualitative factors for all loans in estimating the allowance for loan losses:

•	changes in lending policies and procedures;

•	changes in economic and business conditions and developments that affect the collectability of the portfolio;

•	changes in the nature, volume and terms of the loan portfolio;

•	changes in lending management and other relevant staff;

•	changes in loan quality (past due, non-accrual, classified loans);

•	changes in the quality of the loan review system;

•	changes in the value of underlying collateral;

•	effect of, and changes in the level of, any concentrations of credit; and

•	effect of other external and internal factors.
The Company’s methodology for determining the allowance for loan losses was generally based on historic loss rates using various look-back periods. During the second quarter of 2014, the Company implemented enhancements to the loss rate calculation for estimating the allowance for loan losses that included several refinements to determining the probability of default and the loss given default for the various segments of the loan portfolio that are more statistically sound than those previously employed. The result is an estimated loss rate established for each borrower. The Company also updated its measurement of the loss emergence period in the calculation of the allowance for loan losses. The loss emergence period is broadly defined as the period that it takes, on average, for the lender to identify the specific borrower and amount of loss incurred by the Company for a loan that has suffered from a loss-causing event. In most cases, as credit quality and conditions improve, management has observed that the loss emergence period has extended and has incorporated this observed change in the estimate of the allowance for loan losses. Management believes these enhancements will improve the precision in estimating the allowance for loan losses. The enhancements did not have a material effect on the total allowance for loan losses or the provision for loan losses for 2014. The enhancements did result in the full allocation of the previously unallocated portion of the allowance for loan losses.
In conjunction with the above enhancement, management also adopted an enhanced risk rating system for monitoring and managing credit risk in the non-homogenous loan portfolios, that measures general creditworthiness at the borrower level. The numerical-based, risk rating PD Model takes into consideration fiscal year-end financial information of the borrower and identified financial attributes including retained earnings, operating cash flows, interest coverage, liquidity and leverage that demonstrate a strong correlation with default to assign default probabilities at the borrower level. In addition, a LGD value is assigned to each loan to measure loss in the event of default based on loan specific features such as collateral that mitigates the amount of loss in the event of default. Together the PD Model and LGD construct provide a more quantitative, data driven and consistent framework for measuring risk within the portfolio, on a loan by loan basis and for the ultimate collectability of each loan.
The reserve for unfunded commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities and is included in accounts payable and other liabilities in the consolidated balance sheets. The determination of the adequacy of the reserve is based upon an evaluation of the unfunded credit facilities, including an assessment of historical commitment utilization experience, credit risk grading and historical loss rates. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the allowance for loan losses, as discussed above. Net adjustments to the reserve for unfunded commitments are included in other expense in the consolidated statements of income.
Management believes its allowance for loan losses adequately estimates actual loan losses that will ultimately be incurred. However, such estimates are based on currently available information and historical experience, and future adjustments may be required from time to time to the allowance for loan losses based on new information and changes that occur (e.g., due to changes in economic conditions, particularly in Hawaii). Actual losses could differ from management’s estimates, and these differences and subsequent adjustments could be material.
Nonperforming Loans
Loans are generally placed on nonaccrual status when contractually past due 90 days or more, or earlier if management believes that the probability of collection is insufficient to warrant further accrual. All interest that is accrued but not collected is reversed. A loan may be returned to accrual status if (i) principal and interest payments have been brought current and we expect repayment of the remaining contractual principal and interest, (ii) the loan has otherwise become well-secured and in the process of collection, or (iii) the borrower has been making regularly scheduled payments in full for the prior six months and it is reasonably assured that the loan will be brought fully current within a reasonable period. Cash receipts on nonaccruing loans are generally applied to reduce the unpaid principal balance.
Loans considered to be uncollectible are charged-off against the allowance for loan losses. The amount and timing of charge-offs on loans includes consideration of the loan type, length of delinquency, insufficiency of collateral value, lien priority and the overall financial condition of the borrower. Recoveries on loans previously charged-off are credited back to the allowance for loan losses. Loans that have been charged-off against the allowance for loan losses are periodically monitored to evaluate whether further adjustments to the allowance are necessary. Loans in the commercial and commercial real estate portfolio are charged-off when the loan is risk rated “Doubtful” or “Loss”. The loan or a portion thereof is determined to be uncollectible after considering the borrower’s overall financial condition and collateral deficiency. A loan is considered uncollectible when: (i) the borrower is delinquent in principal or interest 90 days or more; (ii) significant improvement in the borrower’s repayment capacity is doubtful; and/or (iii) collateral value is insufficient to cover outstanding indebtedness and no other viable assets or repayment sources exist.
Loans in the residential mortgage and home equity portfolios are charged-off when the loan or a portion thereof is determined to be uncollectible after considering the borrower’s overall financial condition and collateral deficiency. A loan is considered uncollectible when: (i) the borrower is delinquent in principal or interest 180 days or more; (ii) it is probable that collateral value is insufficient to cover outstanding indebtedness and no other viable assets or repayment sources exist; (iii) borrower’s debt is discharged in bankruptcy and the loan is not reaffirmed; or (iv) in cases where the Company is in a subordinate position to other debt, the senior lien holder has foreclosed and extinguished the junior lien.
Other consumer loans are generally charged-off when the balance becomes 120 days delinquent.
Loans Modified in a Troubled Debt Restructuring
Loans are considered to have been modified in a troubled debt restructuring (“TDR”) when, due to a borrower’s financial difficulties, the Company makes concessions to the borrower that it would not otherwise consider for a non-troubled borrower. Modifications may include interest rate reductions, interest only payments for an extended period of time, protracted terms such as amortization and maturity beyond the customary length of time found in the normal market place, and other actions intended to minimize economic loss and to provide alternatives to foreclosure or repossession of collateral. Generally, a nonaccrual loan that has been modified in a TDR remains on nonaccrual status until the borrower has demonstrated sustained repayment performance for a period of six consecutive months. However, performance prior to the modification, or significant events that coincide with the modification, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of loan modification or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is uncertain, or there is reasonable doubt over the full collectability of principal and interest, the loan remains on nonaccrual status.
Real Estate Acquired in Settlement of Loans
The Company records real estate acquired in settlement of loans at fair value, less estimated selling expenses. The Company obtains appraisals based on recent comparable sales to assist management in estimating the fair value of real estate acquired in settlement of loans. Subsequent declines in value are charged to expense through a valuation allowance. Costs related to holding real estate are charged to operations as incurred.

Premises and Equipment
Land and construction in progress are carried at cost. Construction in progress represents partial payments on buildings, furniture, equipment and leasehold improvements. Construction in progress assets are transferred to building, leasehold improvements or furniture, fixtures and equipment when the asset is fully paid for and placed in service. Buildings, furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation or amortization. Depreciation of premises and equipment is computed on a straight-line basis over the estimated useful lives of the respective assets (maximum of 39 years for buildings and 12 years for furniture and equipment). Leasehold improvements are depreciated on a straight-line basis over the terms of the respective leases or estimated useful lives, whichever is shorter. Depreciation begins when an asset is fully paid for and placed in service. Upon sale or other disposal of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. The Company evaluates premises and equipment for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the carrying amount of the asset is not recoverable, an impairment loss is recognized equal to the amount by which the carrying amount for an asset exceeds its fair market value.
Securities Sold Under Agreements to Repurchase
The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Company to repurchase the assets. As a result, securities sold under agreements to repurchase are accounted for as collateralized financing arrangements and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company’s consolidated balance sheets, while the securities underlying the securities sold under agreements to repurchase remain in the respective assets accounts and are delivered to and held as collateral by third party trustees.
Fair Value
Fair value estimates are estimates of the price that would be received to sell an asset, or paid upon the transfer of a liability, in an orderly transaction between market participants at the measurement date. The fair value estimates are generally determined based on assumptions that market participants would use in pricing the asset or liability and are based on market data obtained from independent sources. However, in certain cases, the Company uses its own assumptions about market participant assumptions based on the best information available in the circumstances. These valuations are estimates at a specific point in time, based on relevant market information, information about the financial instrument and judgments regarding future expected loss experience, economic conditions, risk characteristics of various financial instruments and other factors. These estimates do not reflect any premium or discount that could result if the Company was to sell its entire holdings of a particular financial instrument at one time. Because no active trading market exists for a portion of the Company’s financial instruments, fair value estimates cannot be determined with precision. Changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates, but have not been considered in making such estimates.
Fair Value Measurements
The Company groups their financial assets measured at fair value in three levels outlined as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Classification in the hierarchy is based upon the lowest level input that is significant to the fair value measurement of the asset or liability. For instruments classified in Level 1 and 2 where inputs are primarily based upon observable market data, there is less judgment applied in arriving at the fair value. For instruments classified in Level 3, management judgment is more significant due to the lack of observable market data.
The Company reviews and updates the fair value hierarchy classifications on a quarterly basis. Changes from one quarter to the next related to the observability of inputs in fair value measurements may result in a reclassification between the fair value hierarchy levels and are recognized based on period-end balances.
Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include mortgage servicing rights accounted for by the amortization method, loan impairments for certain loans, real estate owned and goodwill.
Goodwill
At December 31, 2015 and 2014, the amount of goodwill was $82.2 million. The goodwill is the Company’s only intangible asset with an indefinite useful life and is tested for impairment annually at December 31 using data at September 30.
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-8, “Intangibles-Goodwill and Other (“Topic 350”): Testing Goodwill for Impairment” (“ASU No. 2011-8”) permits an entity to first assess qualitative factors (“Step 0”) to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform “Step 1” of a two-step goodwill impairment test. An entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount under ASU No. 2011-8, an entity shall assess relevant events and circumstances such as:

•	macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;

•
industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a change in the market for an entity’s products or services, or a regulatory or political development;

•	cost factors that have a negative effect on earnings and cash flows;

•	overall financial performance such as a decline in actual or planned revenues or earnings compared with actual and projected results of relevant prior periods;

•	other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation;

•	events affecting a reporting unit such as a change in the composition or carrying amount of its net assets;

•	if applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).
If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test under ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”), are unnecessary. We performed a Step 0 analysis by assessing the relevant circumstances listed above, including the proposed spin-off of the bank from HEI, and determined that it was not more likely than not that the fair value of the Company was less than its carrying value and a Step 1 goodwill impairment analysis was not considered necessary. The most recent Step 1 goodwill impairment analysis under ASC 350 was performed at December 31, 2013 and the estimated fair value of the Company exceeded its carrying value by 60%. No adjustment of the forecasted net income used in the Step 1 analysis done in 2013 is required at this time. For the three years ended December 31, 2015, there has been no impairment of goodwill.
Mortgage Banking
Mortgage loans held for sale are stated at the lower of cost or estimated fair value on an aggregate basis. Premiums, discounts and net deferred loan fees are not amortized while a loan is classified as held for sale. A sale is recognized only when the consideration received is other than beneficial interests in the assets sold and control over the assets is transferred irrevocably to the buyer. Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the allocated basis of the loans sold. The Company is obligated to subsequently repurchase a loan if the purchaser discovers a standard representation or warranty violation such as noncompliance with eligibility requirements, customer fraud, or servicing violations. This primarily occurs during a loan file review. The Company considers and records a reserve for loan repurchases, if appropriate.
The Company recognizes a mortgage servicing asset when a mortgage loan is sold with servicing rights retained. This mortgage servicing right (“MSR”) is initially capitalized at its presumed fair value based on market data at the time of sale and accounted for in subsequent periods at the lower of amortized cost or fair value. Mortgage servicing assets or liabilities are included as a component of gain on sale of loans. Under ASC Topic 860, “Transfers and Servicing,” we amortize the MSRs in proportion to and over the period of estimated net servicing income and assess for impairment at each reporting date.
The Company’s MSRs are stratified based on predominant risk characteristics of the underlying loans including loan type such as fixed-rate 15 and 30 year mortgages and note rate in bands of 50 to 100 basis points. For each stratum, fair value is calculated by discounting expected net income streams using discount rates that reflect industry pricing for similar assets. Expected net income streams are estimated based on industry assumptions regarding prepayment expectations and income and expenses associated with servicing residential mortgage loans for others.
The Company uses a present value cash flow model using techniques described above to estimate the fair value of MSR. Because observable market prices with exact terms and conditions may not be readily available, the Company compares the fair value of MSRs to an estimated value calculated by an independent third-party on a semi-annual basis. The third-party relies on both published and unpublished sources of market related assumptions and their own experience and expertise to arrive at a value. The Company uses the third-party value only to assess the reasonableness of fair value generated by the valuation model.
Impairment is recognized through a valuation allowance for each stratum when the carrying amount exceeds fair value, with any associated provision recorded as a component of loan servicing fees included in other income, net in the consolidated statements of income. A direct write-down is recorded when the recoverability of the valuation allowance is deemed to be unrecoverable.
Loan servicing fee income represents income earned for servicing mortgage loans owned by investors. It includes mortgage servicing fees and other ancillary servicing income, net of guaranty fees. Servicing fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned.
Bank-Owned Life Insurance
Bank-owned life insurance is stated at its cash surrender value. The Company is the beneficiary of life insurance policies on current and former officers and selected employees of the Company. Income is recognized as the cash surrender value of the insurance policies increases. The proceeds from the death benefits are offset against the cash surrender value of the insurance policies and any remaining proceeds is recorded as income. Periodically, we test our investment in bank-owned life insurance for impairment. An impairment is recognized when the expected undiscounted cash flows (typically, the insurance proceeds) are less than the carrying amount of the investment plus anticipated undiscounted future premiums and capitalizable direct external costs. If an impairment loss is recognized, the investment shall be written down to fair value. For the three years ended December 31, 2015, there has been no impairment of bank-owned life insurance.
Tax Credit Investments
The Company invests in limited liability entities formed to operate qualifying affordable housing projects.
The affordable housing investments provide tax benefits to investors in the form of tax deductions from operating losses and tax credits. As a limited partner, the Company has no significant influence over the operations. These investments are initially recorded at the initial capital contribution with a liability recognized for the commitment to contribute additional capital over the term of the investment.
The Company uses the proportional method of accounting for its investments. Under the proportional method, the Company amortizes the cost of its investments in proportion to the tax credits and other tax benefits it receives. The amortization, tax credits and tax benefits are reported as a component of income tax expense. Cash contributions and payments made on commitments to low-income housing tax credit investments are classified as operating activities in the Company’s consolidated statements of cash flows.
For these limited liability entities, the Company assesses whether it is the primary beneficiary of the limited liability entity, which is a variable interest entity (“VIE”). The primary beneficiary of a VIE is determined to be the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Generally, the Company, as a limited partner, is not deemed to be the primary beneficiary as it does not meet the power criterion, i.e., no power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and no direct ability to unilaterally remove the general partner.
All tax credit investments are evaluated for potential impairment at least annually, or more frequently, when events or conditions indicate that it is deemed probable that the Company will not recover its investment. Potential indicators of impairment might arise when there is evidence that some or all tax credits previously claimed would be recaptured, or that expected remaining credits would no longer be available to the limited liability entities. If an investment is determined to be impaired, it is written down to its estimated fair value and the new cost basis of the investment is not adjusted for subsequent recoveries in value. As of December 31, 2015, the Company did not have any impairment losses resulting from forfeiture or ineligibility of tax credits or other circumstances related to its investments in qualifying affordable housing projects
At December 31, 2015 and 2014, the carrying amount of qualifying affordable housing investments was $37.8 million and $33.4 million, respectively and included in the consolidated balance sheets.
The Company’s unfunded commitments to fund to its affordable housing investments were $10.1 million and $14.8 million at December 31, 2015 and 2014, respectively. These unfunded commitments are unconditional and legally binding and are recorded in accounts payable and other liabilities with an increase in prepaid expenses and other assets in the consolidated balance sheets.
The table below summarizes the amounts in income tax expense related to the Company’s investments in qualifying affordable housing projects:

Years ended December 31	2015	2014	2013
(in millions)
Amounts in income taxes related to investments in qualifying affordable housing projects
Amortization recognized in the provision for income taxes	$(5.4)	$(3.6)	$(2.2)
Tax credits and other tax benefits recognized in the provision for income taxes	8.0	5.4	3.6
Net benefit to income tax expense	$2.6	$1.8	$1.4
Retirement Benefits
Pension benefit costs (returns) are charged (credited) to compensation and employee benefits expense in the consolidated statements of income, and the corresponding prepaid (accrued) pension cost is recorded in prepaid expenses and other assets or accounts payable and other liabilities in the consolidated balance sheets. The Company’s policy is to fund pension costs in amounts that will not be less than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and will not exceed the maximum tax-deductible amounts. The Company considers its targeted funded status in determining funding amounts with the assistance of its consulting actuary.
Share-Based Compensation
HEI applies the fair value based method of accounting to account for its stock compensation, including the use of a forfeiture assumption. HEI allocates the share-based compensation expense attributable to the Company’s employees and non-employee directors to the Company. The Company records the expense in compensation and employee benefits expense (with a corresponding increase in intercompany accounts payable to HEI) and the related tax benefits (with a corresponding decrease in income taxes payable, which is converted to an intercompany account with HEI). The Company settles the intercompany accounts payable, and the tax benefits related to the expense, with HEI with cash. Thus, ASB Hawaii has no change in shares outstanding or common stock for HEI stock-based compensation awards.
Derivative Financial Instruments
The Company enters into interest rate lock commitments (“IRLCs”) with borrowers, and forward commitments to sell loans or to-be-announced (“TBA”) mortgage-backed securities to investors to hedge against the inherent interest rate and pricing risk associated with selling loans. The commitments to originate mortgage loans held for sale and the related delivery contracts are considered derivatives. None of these residential mortgage related derivatives are designated as hedging instruments for accounting purposes. Rather, they are accounted for as economic hedges and reported at fair value as either assets or liabilities in the balance sheet. The changes in fair value of these derivatives are reported in current period income.
Income Taxes
The Company is included in the consolidated federal income tax return of HEI and files a consolidated state franchise tax return. The Company provides for current and deferred federal income taxes on a “separate-company” basis for financial statement purposes.
Deferred income tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company’s assets and liabilities at federal and state tax rates expected to be in effect when such deferred tax assets or liabilities are realized or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

The Company recognizes affordable housing investment tax credits as a reduction of income tax expenses as the credits are generated under the tax law.
Governmental tax authorities could challenge a tax return position taken by management. If the Company’s position does not prevail, the Company’s results of operations and financial condition may be adversely affected as the related deferred or current income tax asset might be impaired and written down or an unanticipated tax liability might be incurred.
The Company uses a more-likely-than-not recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
Earnings Per Share (“EPS”)
Basic EPS is computed by dividing net income / (loss) available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted-average number of common shares and all potential dilutive common shares outstanding during the period.
Recent Accounting Pronouncements
Investments in Qualified Affordable Housing Projects
In January 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-01, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects,” which permits entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met and investment amortization, net of tax credits, may be recognized in the income statement as a component of income taxes attributable to continuing operations. The amendments also require additional disclosures.
The Company retrospectively adopted ASU No. 2014-01 in the first quarter of 2015. For prior periods, pursuant to ASU No. 2014-01, (a) amortization expense related to ASB’s qualifying investments in low income housing tax credits was reclassified from noninterest expense to income taxes; and (b) additional amortization, net of associated tax benefits was recognized in income taxes as a result of the adoption. The cumulative effect to retained earnings as of January 1, 2013 of adopting this guidance was a reduction of $0.9 million. Amounts in the financial statements as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2014 and 2013, have been updated to reflect the retrospective application.

The table below summarizes the impact to prior period financial statements of the retrospective adoption of ASU No. 2014-01:

(in thousands)	As previously filed	Adjustment from adoption of ASU No. 2014-01	As currently reported

ASB Hawaii, Inc. and Subsidiary Consolidated Income Statements
Year ended December 31, 2014
Noninterest expense	$160,179	$(3,676)	$156,503
Income before income taxes	75,385	3,676	79,061
Income taxes	24,034	3,867	27,901
Net income	51,351	(191)	51,160
Year ended December 31, 2013
Noninterest expense	$159,678	$(2,089)	$157,589
Income before income taxes	86,886	2,089	88,975
Income taxes	29,456	1,896	31,352
Net income	57,430	193	57,623
ASB Hawaii, Inc. and Subsidiary Consolidated Balance Sheet
December 31, 2014
Prepaid expense and other assets	$187,891	$981	$188,872
Total assets and Total liabilities and stockholder’s equity	5,567,184	981	5,568,165
Deferred income taxes	22,631	1,836	24,467
Total liabilities	5,031,139	1,836	5,032,975
Retained earnings	206,532	(855)	205,677
Total stockholder’s equity	536,045	(855)	535,190
ASB Hawaii, Inc. and Subsidiary Consolidated Statements of Changes in Stockholder’s Equity
December 31, 2013
Retained earnings	$191,181	$(664)	$190,517
Total stockholder’s equity	522,555	(664)	521,891
December 31, 2012
Retained earnings	$173,751	$(857)	$172,894
Total stockholder’s equity	499,426	(857)	498,569
ASB Hawaii, Inc. and Subsidiary Consolidated Statements of Cash Flows
Year ended December 31, 2014
Net income	$51,351	$(191)	$51,160
Increase (decrease) in deferred income taxes	(7,850)	310	(7,540)
Net changes in other assets and liabilities	(6,384)	(119)	(6,503)
Year ended December 31, 2013
Net income	$57,430	$193	$57,623
Increase (decrease) in deferred income taxes	663	(254)	409
Net changes in other assets and liabilities	(775)	61	(714)

(in thousands)	As previously filed	Adjustment from adoption of ASU No. 2014-01	As currently reported

ASB Hawaii, Inc. Condensed Statements of Comprehensive Income
Year ended December 31, 2014
Equity in undistributed income of subsidiary	$15,492	$(191)	$15,301
Net income	51,351	(191)	51,160
Comprehensive income	46,990	(191)	46,799
Year ended December 31, 2013
Equity in undistributed income of subsidiary	$17,534	$193	$17,727
Net income	57,430	193	57,623
Comprehensive income	60,629	193	60,822
ASB Hawaii, Inc. Condensed Balance Sheet
December 31, 2014
Equity in net assets of subsidiary	$534,643	$(855)	$533,788
Total assets and Total liabilities and stockholder’s equity	536,739	(855)	535,884
Stockholder’s equity	536,045	(855)	535,190
ASB Hawaii, Inc. Condensed Statements of Cash Flows
Year ended December 31, 2014
Net income	$51,351	$(191)	$51,160
Equity in undistributed income of subsidiary	(15,492)	191	(15,301)
Year ended December 31, 2013
Net income	$57,430	$193	$57,623
Equity in undistributed income of subsidiary	(17,534)	(193)	(17,727)
Reclassification of Loans Upon Foreclosure
In January 2014, the FASB issued ASU No. 2014-04, “Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” which clarifies when an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer loan. A creditor is considered to have received physical possession of residential real estate property collateralizing a consumer loan upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through a deed in lieu of foreclosure or through a similar legal agreement. The amendment also requires additional disclosures.
The Company adopted ASU No. 2014-04 in the first quarter of 2015 and the adoption did not have a material impact on the Company’s results of operations, financial condition or liquidity.
Revenues from Contracts
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: (Topic 606).” The core principle of the guidance in ASU No. 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:  (1) identify the contract/s with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when, or as, the entity satisfies a performance obligation.
The Company plans to adopt ASU No. 2014-09 in the first quarter of 2018 and is currently evaluating the impact that the adoption of the guidance will have on its consolidated financial statements.

Repurchase Agreements
In June 2014, the FASB issued ASU No. 2014-11, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure,” which changes the accounting for repurchase-to-maturity transactions and repurchase financing arrangements. It also requires additional disclosures about repurchase agreements and other similar transactions. The ASU requires a new disclosure for transactions economically similar to repurchase agreements in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. The ASU also requires expanded disclosures about the nature of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings.
The Company adopted ASU No. 2014-11 in the first quarter of 2015 and the adoption did not have a material impact on the Company’s results of operations, financial condition or liquidity.
Consolidation
In February 2015, the FASB issued ASU 2015-02, “Consolidation (topic 810): Amendments to the Consolidation Analysis,” which amended the existing guidance. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. It also eliminates certain criteria used to determine whether fees paid to a decision maker are a variable interest. The amendment allows for either a full retrospective or modified approach at adoption, and is effective for the Company in the first quarter of the fiscal year ending December 31, 2016. The Company is currently evaluating the impact that the adoption of the amendment will have on its consolidated financial statements.
Cloud Computing
During April 2015, the FASB issued ASU 2015-05, “Intangibles - Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement,” which provides guidance to customers for cloud computing arrangements that includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.
Debt Issuance Costs
In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.
The Company plans to retrospectively adopt ASU No. 2015-03 in the first quarter 2016 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or liquidity.

Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” which eliminates the current requirement for entities to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet and instead requires all deferred tax liabilities and assets be classified as noncurrent.
The Company retrospectively adopted ASU No. 2015-17 in the fourth quarter of 2015 and the adoption did not have an impact on the Company’s results of operations, financial condition or liquidity.

Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which, among other things:

•
Requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.

•	Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•	Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables).

•
Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost.

The Company plans to adopt ASU No. 2016-01 in the first quarter of 2018 and is currently evaluating the impact that the adoption of the guidance will have on its consolidated financial statements.

3 · Available-for-Sale Investment Securities
The major components of investment securities were as follows:

					Gross unrealized losses
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Less than 12 months			12 months or longer
(dollars in thousands)					Number of issues	Fair value	Amount	Number of issues	Fair value	Amount
December 31, 2015
Available-for-sale
U.S. Treasury and federal agency obligations	$213,234	$1,025	$(1,300)	$212,959	13	$83,053	$(866)	3	$17,378	$(434)
Mortgage-related securities- FNMA, FHLMC and GNMA	610,522	3,564	(6,397)	607,689	38	305,785	(2,866)	25	125,817	(3,531)
	$823,756	$4,589	$(7,697)	$820,648	51	$388,838	$(3,732)	28	$143,195	$(3,965)
December 31, 2014
Available-for-sale
U.S. Treasury and federal agency obligations	$119,507	$1,092	$(1,039)	$119,560	6	$41,970	$(361)	5	$29,168	$(678)
Mortgage-related securities- FNMA, FHLMC and GNMA	430,120	5,653	(4,939)	430,834	6	47,029	(164)	29	172,623	(4,775)
	$549,627	$6,745	$(5,978)	$550,394	12	$88,999	$(525)	34	$201,791	$(5,453)
The Company does not believe that the investment securities that were in an unrealized loss position at December 31, 2015, represent an other-than-temporary impairment. Total gross unrealized losses were primarily attributable to rising interest rates relative to when the investment securities were purchased and not due to the credit quality of the investment securities. The contractual cash flows of the investment securities are backed by the full faith and credit guaranty of the United States government or an agency of the government. The Company does not intend to sell the securities before the recovery of its amortized cost basis and there have been no adverse changes in the timing of the contractual cash flows for the securities. The Company did not recognize OTTI for 2015, 2014 and 2013.
U.S. Treasury and federal agency obligations have contractual terms to maturity. Mortgage-related securities have contractual terms to maturity, but require periodic payments to reduce principal. In addition, expected maturities will differ from contractual maturities because borrowers have the right to prepay the underlying mortgages.
The contractual maturities of available-for-sale investment securities were as follows:

	Amortized	Fair
December 31, 2015	Cost	value
(in thousands)
Due in one year or less	$—	$—
Due after one year through five years	86,379	86,935
Due after five years through ten years	71,972	71,812
Due after ten years	54,883	54,212
	213,234	212,959
Mortgage-related securities-FNMA, FHLMC and GNMA	610,522	607,689
	$823,756	$820,648

The proceeds, gross gains and losses from sales of available-for-sale investment securities were as follows:

Years ended December 31	2015	2014	2013
(in thousands)
Proceeds	$—	$79,564	$71,367
Gross gains	—	2,847	1,226
Gross losses	—	—	—
Interest income from taxable and non-taxable investment securities were as follows:

Years ended December 31	2015	2014	2013
(in thousands)
Taxable	$15,120	$11,666	$11,474
Non-taxable	—	279	1,621
	$15,120	$11,945	$13,095
The Company pledged securities with a market value of approximately $100.5 million and $88.6 million as of December 31, 2015 and 2014, respectively, as collateral for public funds deposits, automated clearinghouse transactions with Bank of Hawaii, TBA mortgage-backed securities settlements with JP Morgan, and deposits in the Company’s bankruptcy account with the Federal Reserve Bank of San Francisco. At December 31, 2015 and 2014, securities with a carrying value of $260.5 million and $230.2 million, respectively, were pledged as collateral for securities sold under agreements to repurchase.
Stock in FHLB
At December 31, 2015 and 2014, the Company’s stock in FHLB was carried at cost ($10.7 million and $69.3 million, respectively) because it can only be redeemed at par and it is a required investment based on measurements of the Company’s capital, assets and borrowing levels. In May 2015, the FHLB of Seattle and FHLB of Des Moines completed the merger of the two banks and began operating as the FHLB of Des Moines on June 1, 2015. At December 31, 2014, the Company had $55 million of FHLB stock in excess of the required investment. With the merger, all of the Company’s excess FHLB stock was repurchased. The FHLB repurchased a total of $58.6 million and $23.2 million of our excess stock from us in 2015 and 2014, respectively. There was no other significant impact to the Company as a result of the merger.
Periodically and as conditions warrant, the Company reviews its investment in the stock of the FHLB for impairment. The Company evaluated its investment in FHLB stock for OTTI at December 31, 2015, consistent with its accounting policy. The Company did not recognize an OTTI loss for 2015 based on its evaluation of the underlying investment, including:

•	the net income and growth in retained earnings recorded by the FHLB in the first nine months of 2015;

•	compliance by the FHLB with all of its regulatory capital requirements and being classified “adequately capitalized” by the Federal Housing Finance Agency (“Finance Agency”);

•	being authorized by the Finance Agency to repurchase excess stock;

•	the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB;

•	the liquidity position of the FHLB; and

•	the Company’s intent and assessment of whether it will more likely than not be required to sell the FHLB stock before recovery of its par value.
Future deterioration in the FHLB’s financial position and/or negative developments in any of the factors considered in the Company’s impairment evaluation above may result in future impairment losses.

4 · Loans Receivable
The components of loans receivable were summarized as follows:

December 31	2015	2014
(in thousands)
Real estate
Residential 1-4 family	$2,069,665	$2,044,205
Commercial real estate	690,561	531,917
Home equity line of credit	846,294	818,815
Residential land	18,229	16,240
Commercial construction	100,796	96,438
Residential construction	14,089	18,961
Total real estate	3,739,634	3,526,576
Commercial	758,659	791,757
Consumer	123,775	122,656
Total loans	4,622,068	4,440,989
Less: Deferred fees and discounts	(6,249)	(6,338)
Allowance for loan losses (Note 5)	(50,038)	(45,618)
Total loans, net	$4,565,781	$4,389,033
The Company’s policy is to require private mortgage insurance on all real estate loans when the loan-to-value ratio of the property exceeds 80% of the lower of the appraised value or purchase price at origination. For non-owner occupied residential properties, the loan-to-value ratio may not exceed 80% of the lower of the appraised value or purchase price at origination. The Company is subject to the risk that the insurance company cannot satisfy the Company’s claim on policies.
The Company services real estate loans for investors (principal balance of $1.5 billion, $1.4 billion and $1.4 billion at December 31, 2015, 2014 and 2013, respectively), which are not included in the accompanying consolidated balance sheets. The Company reports fees earned for servicing such loans as income when the related mortgage loan payments are collected and charges loan servicing cost to expense as incurred.
At December 31, 2015 and 2014, the Company had pledged loans with an amortized cost of approximately $2.3 billion and $1.9 billion, respectively, as collateral to secure advances from the FHLB.

5 · Allowance for Loan Losses
As discussed in Note 2, the Company must maintain an allowance for loan losses that is adequate to absorb estimated probable credit losses associated with its loan portfolio.
The allowance for loan losses (balances and changes) and financing receivables were as follows:

(in thousands)	Residential 1-4 family	Commercial real estate	Home equity line of credit	Residential land	Commercial construction	Residential construction	Commercial	Consumer	Unallo- cated	Total
December 31, 2015
Allowance for loan losses
Beginning balance	$4,662	$8,954	$6,982	$1,875	$5,471	$28	$14,017	$3,629	$—	$45,618
Charge-offs	(356)	—	(205)	—	—	—	(1,074)	(4,791)	—	(6,426)
Recoveries	226	—	80	507	—	—	2,773	985	—	4,571
Provision	(346)	2,388	403	(711)	(1,010)	(15)	1,492	4,074	—	6,275
Ending balance	$4,186	$11,342	$7,260	$1,671	$4,461	$13	$17,208	$3,897	$—	$50,038
Ending balance: individually evaluated for impairment	$1,453	$—	$442	$891	$—	$—	$3,527	$7		$6,320
Ending balance: collectively evaluated for impairment	$2,733	$11,342	$6,818	$780	$4,461	$13	$13,681	$3,890	$—	$43,718
Financing Receivables
Ending balance	$2,069,665	$690,561	$846,294	$18,229	$100,796	$14,089	$758,659	$123,775		$4,622,068
Ending balance: individually evaluated for impairment	$22,457	$1,188	$3,225	$5,683	$—	$—	$21,119	$13		$53,685
Ending balance: collectively evaluated for impairment	$2,047,208	$689,373	$843,069	$12,546	$100,796	$14,089	$737,540	$123,762		$4,568,383
December 31, 2014
Allowance for loan losses
Beginning balance	$5,534	$5,059	$5,229	$1,817	$2,397	$19	$15,803	$2,367	$1,891	$40,116
Charge-offs	(987)	—	(196)	(81)	—	—	(1,872)	(2,414)	—	(5,550)
Recoveries	1,180	—	752	469	—	—	1,636	889	—	4,926
Provision	(1,065)	3,895	1,197	(330)	3,074	9	(1,550)	2,787	(1,891)	6,126
Ending balance	$4,662	$8,954	$6,982	$1,875	$5,471	$28	$14,017	$3,629	$—	$45,618
Ending balance: individually evaluated for impairment	$951	$1,845	$46	$1,057	$—	$—	$760	$6		$4,665
Ending balance: collectively evaluated for impairment	$3,711	$7,109	$6,936	$818	$5,471	$28	$13,257	$3,623	$—	$40,953
Financing Receivables
Ending balance	$2,044,205	$531,917	$818,815	$16,240	$96,438	$18,961	$791,757	$122,656		$4,440,989
Ending balance: individually evaluated for impairment	$22,981	$5,112	$779	$7,850	$—	$—	$13,108	$16		$49,846
Ending balance: collectively evaluated for impairment	$2,021,224	$526,805	$818,036	$8,390	$96,438	$18,961	$778,649	$122,640		$4,391,143
Changes in the allowance for loan losses were as follows:

	2015	2014	2013
(dollars in thousands)
Allowance for loan losses, January 1	$45,618	$40,116	$41,985
Provision for loan losses	6,275	6,126	1,507
Charge-offs, net of recoveries
Real estate loans	(252)	(1,137)	(678)
Other loans	2,107	1,761	4,054
Net charge-offs	1,855	624	3,376
Allowance for loan losses, December 31	$50,038	$45,618	$40,116
Ratio of net charge-offs to average total loans	0.04%	0.01%	0.09%

Credit Quality
The Company performs an internal loan review and grading on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of its lending policies and procedures. The objectives of the loan review and grading procedures are to identify, in a timely manner, existing or emerging credit trends so that appropriate steps can be initiated to manage risk and avoid or minimize future losses. Loans subject to grading include commercial, commercial real estate and commercial construction loans.
Each loan is assigned an Asset Quality Rating (“AQR”) reflecting the likelihood of repayment or orderly liquidation of that loan transaction pursuant to regulatory credit classifications: Pass, Special Mention, Substandard, Doubtful, and Loss. The AQR is a function of the PD model rating, the LGD, and possible non-model factors which impact the ultimate collectability of the loan such as character of the business owner/guarantor, interim period performance, litigation, tax liens, and major changes in business and economic conditions. Pass exposures generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral. Special Mention loans have potential weaknesses that, if left uncorrected, could jeopardize the liquidation of the debt. Substandard loans have well-defined weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the Company may sustain some loss. An asset classified Doubtful has the weaknesses of those classified Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
The credit risk profile by internally assigned grade for loans was as follows:

December 31	2015				2014
(in thousands)	Commercial real estate	Commercial construction	Commercial	Total	Commercial real estate	Commercial construction	Commercial	Total
Grade
Pass	$642,410	$86,991	$703,208	$1,432,609	$493,105	$79,312	$743,334	$1,315,751
Special mention	7,710	13,805	7,029	28,544	5,209	—	16,095	21,304
Substandard	40,441	—	47,975	88,416	33,603	17,126	31,665	82,394
Doubtful	—	—	447	447	—	—	663	663
Loss	—	—	—	—	—	—	—	—
Total	$690,561	$100,796	$758,659	$1,550,016	$531,917	$96,438	$791,757	$1,420,112

The credit risk profile based on payment activity for loans was as follows:

(in thousands)	30-59 days past due	60-89 days past due	Greater than 90 days	Total past due	Current	Total financing receivables	Recorded Investment> 90 days and accruing
December 31, 2015
Real estate
Residential 1-4 family	$4,967	$3,289	$11,503	$19,759	$2,049,906	$2,069,665	$—
Commercial real estate	—	—	—	—	690,561	690,561	—
Home equity line of credit	896	706	477	2,079	844,215	846,294	—
Residential land	—	—	415	415	17,814	18,229	—
Commercial construction	—	—	—	—	100,796	100,796	—
Residential construction	—	—	—	—	14,089	14,089	—
Commercial	125	223	878	1,226	757,433	758,659	—
Consumer	1,383	593	644	2,620	121,155	123,775	—
Total loans	$7,371	$4,811	$13,917	$26,099	$4,595,969	$4,622,068	$—
December 31, 2014
Real estate
Residential 1-4 family	$6,124	$1,732	$12,632	$20,488	$2,023,717	$2,044,205	$—
Commercial real estate	—	—	—	—	531,917	531,917	—
Home equity line of credit	1,341	501	194	2,036	816,779	818,815	—
Residential land	—	—	—	—	16,240	16,240	—
Commercial construction	—	—	—	—	96,438	96,438	—
Residential construction	—	—	—	—	18,961	18,961	—
Commercial	699	145	569	1,413	790,344	791,757	—
Consumer	829	333	403	1,565	121,091	122,656	—
Total loans	$8,993	$2,711	$13,798	$25,502	$4,415,487	$4,440,989	$—

The credit risk profile based on nonaccrual loans, accruing loans 90 days or more past due, and TDR loans was as follows:

December 31	2015	2014
(in thousands)
Real estate
Residential 1–4 family	$20,554	$19,253
Commercial real estate	1,188	5,112
Home equity line of credit	2,254	1,087
Residential land	970	720
Commercial construction	—	—
Residential construction	—	—
Commercial	20,174	10,053
Consumer	895	661
Total nonaccrual loans	$46,035	$36,886
Real estate
Residential 1–4 family	$—	$—
Commercial real estate	—	—
Home equity line of credit	—	—
Residential land	—	—
Commercial construction	—	—
Residential construction	—	—
Commercial	—	—
Consumer	—	—
Total accruing loans 90 days or more past due	$—	$—
Real estate
Residential 1–4 family	$13,962	$13,525
Commercial real estate	—	—
Home equity line of credit	2,467	480
Residential land	4,713	7,130
Commercial construction	—	—
Residential construction	—	—
Commercial	1,104	2,972
Consumer	—	—
Total troubled debt restructured loans not included above	$22,246	$24,107

The total carrying amount and the total unpaid principal balance of impaired loans were as follows:

December 31	2015					2014
(in thousands)	Recorded investment	Unpaid principal balance	Related Allow- ance	Average recorded investment	Interest income recognized[1]	Recorded investment	Unpaid principal balance	Related allow- ance	Average recorded investment	Interest income recognized[1]
With no related allowance recorded
Real estate
Residential 1-4 family	$10,596	$11,805	$—	$11,215	$332	$11,654	$12,987	$—	$9,056	$227
Commercial real estate	1,188	1,436	—	370	74	571	626	—	194	—
Home equity line of credit	707	948	—	484	4	363	606	—	402	5
Residential land	1,644	2,412	—	2,397	137	2,344	3,200	—	2,728	172
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	5,671	6,333	—	5,185	157	8,235	11,471	—	5,204	38
Consumer	—	—	—	—	—	—	—	—	8	—
	19,806	22,934	—	19,651	704	23,167	28,890	—	17,592	442
With an allowance recorded
Real estate
Residential 1-4 family	11,861	11,914	1,453	11,578	562	11,327	11,347	951	8,822	419
Commercial real estate	—	—	—	1,699	—	4,541	4,541	1,845	3,415	478
Home equity line of credit	2,518	2,579	442	1,597	49	416	420	46	132	6
Residential land	4,039	4,117	891	4,337	318	5,506	5,584	1,057	6,415	484
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	15,448	16,073	3,527	12,507	211	4,873	5,211	760	12,089	438
Consumer	13	13	7	14	—	16	16	6	9	—
	33,879	34,696	6,320	31,732	1,140	26,679	27,119	4,665	30,882	1,825
Total
Real estate
Residential 1-4 family	22,457	23,719	1,453	22,793	894	22,981	24,334	951	17,878	646
Commercial real estate	1,188	1,436	—	2,069	74	5,112	5,167	1,845	3,609	478
Home equity line of credit	3,225	3,527	442	2,081	53	779	1,026	46	534	11
Residential land	5,683	6,529	891	6,734	455	7,850	8,784	1,057	9,143	656
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	21,119	22,406	3,527	17,692	368	13,108	16,682	760	17,293	476
Consumer	13	13	7	14	—	16	16	6	17	—
	$53,685	$57,630	$6,320	$51,383	$1,844	$49,846	$56,009	$4,665	$48,474	$2,267

[1]	Since loan was classified as impaired.
Troubled Debt Restructurings
A loan modification is deemed to be a TDR when the Company grants a concession it would not otherwise consider were it not for the borrower’s financial difficulty. When a borrower experiencing financial difficulty fails to make a required payment on a loan or is in imminent default, the Company takes a number of steps to improve the collectability of the loan and maximize the likelihood of full repayment. At times, the Company may modify or restructure a loan to help a distressed borrower improve its financial position to eventually be able to fully repay the loan, provided the borrower has demonstrated both the willingness and the ability to fulfill the modified terms. TDR loans are considered an alternative to foreclosure or liquidation with the goal of minimizing losses to the Company and maximizing recovery.
The Company may consider various types of concessions in granting a TDR including maturity date extensions, extended amortization of principal, temporary deferral of principal payments, and temporary interest rate reductions. The Company rarely grants principal forgiveness in its TDR modifications. Residential loan modifications generally involve interest rate reduction, extending the amortization period, or capitalizing certain delinquent amounts owed not to exceed the original loan balance. Land loans at origination are typically structured as a three-year term, interest-only monthly payment with a balloon payment due at maturity. Land loan TDR modifications typically involve extending the maturity date up to five years and converting the payments from interest-only to principal and interest monthly, at the same or higher interest rate. Commercial loan modifications generally involve extensions of maturity dates, extending the amortization period, and temporary deferral or reduction of principal payments. The Company generally does not reduce the interest rate on commercial loan TDR modifications. Occasionally, additional collateral and/or guaranties are obtained.
All TDR loans are classified as impaired and are segregated and reviewed separately when assessing the adequacy of the allowance for loan losses based on the appropriate method of measuring impairment:  (i) present value of expected future cash flows discounted at the loan’s effective original contractual rate, (ii) fair value of collateral less cost to sell, or (iii) observable market price. The financial impact of the calculated impairment amount is an increase to the allowance associated with the modified loan. When available information confirms that specific loans or portions thereof are uncollectible (confirmed losses), these amounts are charged off against the allowance for loan losses.
Loan modifications that occurred during 2015 and 2014 were as follows:

Years ended December 31	2015				2014
	Number	Outstanding recorded investment		Net increase in ALLL	Number	Outstanding recorded investment		Net increase in ALLL
(dollars in thousands)	of contracts	Pre-modification	Post-modification		of contracts	Pre-modification	Post-modification
Troubled debt restructurings
Real estate
Residential 1-4 family	19	$3,594	$3,668	$87	38	$10,680	$10,737	$163
Commercial real estate	1	1,500	1,500	—	—	—	—	—
Home equity line of credit	39	2,441	2,441	370	8	502	502	42
Residential land	1	218	218	—	18	4,304	4,304	242
Commercial construction	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—
Commercial	8	2,267	2,267	486	7	3,827	3,827	13
Consumer	—	—	—	—	—	—	—	—
	68	$10,020	$10,094	$943	71	$19,313	$19,370	$460
Loans modified in TDRs that experienced a payment default of 90 days or more in 2015 and 2014, and for which the payment default occurred within one year of the modification, were as follows:

Years ended December 31	2015		2014
(dollars in thousands)	Number of contracts	Recorded investment	Number of contracts	Recorded investment
Troubled debt restructurings that subsequently defaulted
Real estate
Residential 1-4 family	—	$—	1	$390
Commercial real estate	—	—	—	—
Home equity line of credit	1	6	—	—
Residential land	—	—	—	—
Commercial construction	—	—	—	—
Residential construction	—	—	—	—
Commercial	1	1,056	1	14
Consumer	—	—	—	—
	2	$1,062	2	$404
If loans modified in a TDR subsequently default, the Company evaluates the loan for further impairment. Based on its evaluation, adjustments may be made in the allocation of the allowance or partial charge-offs may be taken to further write-down the carrying value of the loan. Commitments to lend additional funds to borrowers whose loan terms have been impaired or modified in TDRs totaled $0.1 million at December 31, 2015.

6 · Premises and Equipment
Premises and equipment were summarized as follows:

December 31	2015	2014
(in thousands)
Land	$38,098	$41,794
Buildings	44,017	46,391
Furniture and equipment	36,866	36,132
Leasehold improvements	26,037	24,700
Construction in progress	6,564	9,598
	151,582	158,615
Accumulated depreciation and amortization	(63,505)	(66,208)
	$88,077	$92,407
For the years ended December 31, 2015, 2014 and 2013, depreciation expense was $6.0 million, $5.8 million and $5.4 million, respectively, and is presented in the consolidated statements of income in occupancy and equipment expense.
Certain premises and equipment are leased under agreements, which expire at various dates in the future. Most of the leases for premises provide for a base rent over a specified period with renewal options thereafter. For the years ended December 31, 2015, 2014 and 2013, pursuant to such lease agreements, the Company incurred rent expense (net of related sublease income) of $8.4 million, $8.7 million and $9.9 million, respectively, and is presented in the consolidated statements of income in occupancy and equipment expense.
At December 31, 2015, future minimum net rental payments pursuant to operating lease agreements were as follows:

(in thousands)
2016	$6,225
2017	5,440
2018	4,252
2019	3,311
2020	1,874
Thereafter	4,890
$25,992

7 · Mortgage Servicing Rights
In its mortgage banking business, the Company sells residential mortgage loans to government-sponsored entities and other parties, who may issue securities backed by pools of such loans. The Company retains no beneficial interests in these loans other than the servicing rights of certain loans sold.
The Company received $275.3 million, $155.0 million, and $273.8 million of proceeds from the sale of residential mortgages in 2015, 2014 and 2013, respectively, and recognized gains on such sales of $6.3 million, $2.9 million, and $8.3 million in 2015, 2014 and 2013, respectively. Repurchased mortgage loans in 2015, 2014, and 2013 were nil, $0.5 million, and $1.9 million, respectively. The repurchase reserve was $0.1 million, nil and nil for the years ended December 31, 2015, 2014 and 2013, respectively.
Mortgage servicing fees, a component of other income, net, were $3.5 million, $3.5 million, and $3.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Changes in carrying value of mortgage servicing rights were as follows:

(in thousands)	Gross carrying amount		Accumulated amortization		Valuation allowance	Net carrying amount
December 31, 2015	$14,531	[1]	$(5,647)	[1]	$—	$8,884
December 31, 2014	$27,185		$(15,436)		$(209)	$11,540

[1]	Reflects the sale of mortgage servicing rights and impact of loans paid in full.

Changes related to mortgage servicing rights were as follows:

	2015	2014	2013
(in thousands)
Mortgage servicing rights
Balance at January 1	$11,749	$11,938	$11,316
Amount capitalized	3,123	1,637	2,611
Amortization	(2,682)	(1,731)	(1,802)
Sale of mortgage servicing rights	(3,302)	—	—
Other-than-temporary impairment	(4)	(95)	(187)
Carrying amount before valuation allowance	8,884	11,749	11,938
Valuation allowance for mortgage servicing rights
Balance at January 1	209	251	498
Provision (recovery)	(205)	53	(60)
Other-than-temporary impairment	(4)	(95)	(187)
Balance at December 31	—	209	251
Net carrying value of mortgage servicing rights	$8,884	$11,540	$11,687
The estimated aggregate amortization expenses of mortgage servicing rights for 2016, 2017, 2018, 2019 and 2020 are $1.3 million, $1.2 million, $1.0 million, $0.9 million and $0.8 million, respectively.
The Company capitalizes mortgage servicing rights acquired through either the purchase or origination of mortgage loans for sale with servicing rights retained. On a monthly basis, the Company compares the net carrying value of the mortgage servicing rights to its fair value to determine if there are any changes to the valuation allowance and/or other-than-temporary impairment for the mortgage servicing rights. The Company’s MSRs are stratified based on predominant risk characteristics of the underlying loans including loan type such as fixed-rate 15 and 30 year mortgages and note rate in bands of 50 to 100 basis points. For each stratum, fair value is calculated by discounting expected net income streams using discount rates that reflect industry pricing for similar assets. Changes in mortgage interest rates impact the value of the Company’s mortgage servicing rights. Rising interest rates typically result in slower prepayment speeds in the loans being serviced for others which increases the value of mortgage servicing rights, whereas declining interest rates typically result in faster prepayment speeds which decrease the value of mortgage servicing rights and increase the amortization of the mortgage servicing rights. Expected net income streams are estimated based on industry assumptions regarding prepayment expectations and income and expenses associated with servicing residential mortgage loans for others.
The Company uses a present value cash flow model using techniques described above to estimate the fair value of MSR. Impairment is recognized through a valuation allowance for each stratum when the carrying amount exceeds fair value, with any associated provision recorded as a component of loan servicing fees included in other income, net in the consolidated statements of income. A direct write-down is recorded when the recoverability of the valuation allowance is deemed to be unrecoverable.

Key assumptions used in estimating the fair value of the Company’s mortgage servicing rights used in the impairment analysis were as follows:

December 31	2015	2014
(dollars in thousands)
Unpaid principal balance	$1,097,314	$1,391,030
Weighted average note rate	4.05%	4.07%
Weighted average discount rate	9.6	9.6
Weighted average prepayment speed	9.3	9.5
The sensitivity analysis of fair value of MSR to hypothetical adverse changes of 25 and 50 basis points in certain key assumptions was as follows:

December 31	2015	2014
(dollars in thousands)
Prepayment rate:
25 basis points adverse rate change	$(561)	$(757)
50 basis points adverse rate change	(1,104)	(1,524)
Discount rate:
25 basis points adverse rate change	(111)	(140)
50 basis points adverse rate change	(220)	(278)
The effect of a variation in certain assumptions on fair value is calculated without changing any other assumptions. This analysis typically cannot be extrapolated because the relationship of a change in one key assumption to the changes in the fair value of MSRs typically is not linear.

8 · Deposit Liabilities
The components of deposit liabilities were summarized as follows:

December 31	2015		2014
(dollars in thousands)	Weighted-average stated rate	Amount	Weighted-average stated rate	Amount
Savings	0.07%	$2,030,644	0.06%	$1,923,062
Checking
Interest-bearing	0.02	831,143	0.02	768,787
Noninterest-bearing	—	746,875	—	665,005
Commercial checking	—	773,499	—	677,789
Money market	0.13	167,641	0.12	158,010
Term certificates	0.93	475,452	0.83	430,762
	0.12%	$5,025,254	0.11%	$4,623,415
At December 31, 2015 and 2014, term certificates of $100,000 or more totaled $163.2 million and $119.9 million, respectively.

The approximate scheduled maturities of term certificates outstanding at December 31, 2015 were as follows:

(in thousands)
2016	$197,095
2017	72,817
2018	63,876
2019	53,525
2020	84,749
Thereafter	3,390
$475,452
Interest expense on deposit liabilities by type of deposit was as follows:

Years ended December 31	2015	2014	2013
(in thousands)
Term certificates	$3,747	$3,603	$3,702
Savings	1,257	1,134	1,052
Money market	205	214	232
Interest-bearing checking	139	126	106
	$5,348	$5,077	$5,092

9 · Other Borrowings
Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase are accounted for as financing transactions and the obligations to repurchase these securities are recorded as liabilities in the balance sheet. The Company pledged investment securities as collateral for securities sold under agreements to repurchase. All such agreements are subject to master netting arrangements, which provide for conditional right of set-off in case of default by either party; however, the Company presents securities sold under agreements to repurchase on a gross basis in the balance sheet.
The following tables present information about the securities sold under agreements to repurchase, including the related collateral received from or pledged to counterparties:

(in millions)	Gross amount of recognized liabilities	Gross amount offset in the Balance Sheet	Net amount of liabilities presented in the Balance Sheet
Repurchase agreements
December 31, 2015	$229	$—	$229
December 31, 2014	$191	$—	$191

	Gross amount not offset in the Balance Sheet
(in millions)	Liabilities presented in the Balance Sheet	Financial instruments	Cash collateral pledged
December 31, 2015
Financial institution	$50	$56	$—
Government entities	56	61	—
Commercial account holders	123	144	—
Total	$229	$261	$—
December 31, 2014
Financial institution	$50	$57	$—
Government entities	56	59	—
Commercial account holders	85	115	—
Total	$191	$231	$—
The securities underlying the agreements to repurchase are book-entry securities and were delivered by appropriate entry into the counterparties’ accounts or into segregated tri-party custodial accounts at the FHLB. Securities sold under agreements to repurchase are accounted for as financing transactions and the obligations to repurchase these securities are recorded as liabilities in the consolidated balance sheets. The securities underlying the agreements to repurchase continue to be reflected in the Company’s asset accounts. The counterparties or tri-parties may determine that additional collateral is required based on movements in the fair value of the collateral. Typically, a 5% haircut is taken from the fair value of the investment securities to determine the value of the collateral pledged for the repurchase agreements.
Information concerning securities sold under agreements to repurchase, which provided for the repurchase of identical securities, was as follows:

(dollars in thousands)	2015	2014	2013
Amount outstanding at December 31	$228,582	$190,656	$144,514
Average amount outstanding during the year	219,351	155,012	146,758
Maximum amount outstanding as of any month-end	277,114	195,336	151,154
Weighted-average interest rate at December 31	1.24%	1.45%	1.75%
Weighted-average interest rate during the year	1.29%	1.67%	1.74%
Weighted-average remaining days to maturity at December 31	117	343	367
Securities sold under agreements to repurchase were summarized as follows:

December 31,	2015				2014
Maturity	Repurchase liability		Weighted-average interest rate	Collateralized by mortgage-related securities and federal agency obligations at fair value plus accrued interest	Repurchase liability		Weighted-average interest rate	Collateralized by mortgage-related securities and federal agency obligations at fair value plus accrued interest
(dollars in thousands)
Overnight	$122,684		0.15%	$144,146	$84,758		0.15%	$114,883
1 to 29 days	—		—	—	—		—	—
30 to 90 days	18,535		0.29	20,364	—		—	—
Over 90 days	87,363	[1]	2.96	96,553	105,898	[1]	2.50	115,842
	$228,582		1.24%	$261,063	$190,656		1.45%	$230,725

[1]	$50.3 million callable by the counterparties quarterly at par until maturity in 2016.

Advances from Federal Home Loan Bank
FHLB advances are fixed rate for a specific term and consist of the following:

December 31, 2015	Weighted-average stated rate	Amount
(dollars in thousands)
Due in
2016	—%	$—
2017	4.28	50,000	[1]
2018	1.95	50,000
2019	—	—
2020	—	—
Thereafter	—	—
	3.12%	$100,000

[1]	Callable quarterly at par until maturity in 2017.
The Company and the FHLB are parties to an Advances, Security and Deposit Agreement (“Advances Agreement”), which applies to currently outstanding and future advances, and governs the terms and conditions under which the Company borrows and the FHLB makes loans or advances from time to time. Under the Advances Agreement, the Company agrees to abide by the FHLB’s credit policies, and makes certain warranties and representations to the FHLB. Upon the occurrence of and during the continuation of an “Event of Default” (which term includes any event of nonpayment of interest or principal of any advance when due or failure to perform any promise or obligation under the Advances Agreement or other credit arrangements between the parties), the FHLB may, at its option, declare all indebtedness and accrued interest thereon, including any prepayment fees or charges, to be immediately due and payable. Advances from the FHLB are collateralized by loans and stock in the FHLB. At December 31, 2015 and 2014, the Company’s available FHLB borrowing capacity was $1.7 billion and $1.2 billion, respectively. The Company is required to obtain and hold a specific number of shares of capital stock of the FHLB. The Company was in compliance with all Advances Agreement requirements at December 31, 2015 and 2014.

10 · Pension Plans
Defined Benefit Plans
Substantially all of the employees of the Company participated in the American Savings Bank Retirement Plan (“Plan”) until it was frozen on December 31, 2007. The Plan is a qualified, noncontributory defined benefit pension plan. The Plan is subject to the provisions of ERISA. In addition, certain current and former executives of the Company participate in noncontributory, nonqualified plans (collectively, “Supplemental Plans”). In general, benefits are based on the employees’ years of service and compensation.
The continuation of the Plan and the Supplemental Plans and the payment of any contribution thereunder are not assumed as a contractual obligation by the Company. The Supplemental Plans were frozen at December 31, 2008. No participants have accrued any benefits under these plans after the respective plan’s freeze and the plans will be terminated at the time all remaining benefits have been paid.
The Company reserves the right to terminate the Plan at any time. If the Company terminates the Plan, the interest of each affected participant would become 100% vested to the extent funded. Upon the termination of the Plan, assets would be distributed to affected participants in accordance with the applicable allocation provisions of ERISA and any excess assets that exist would be paid to the Company. Participants’ benefits in the Plan are covered up to certain limits under insurance provided by the Pension Benefit Guaranty Corporation.
The Company contributes amounts to a master pension trust for the Plan in accordance with the funding requirements of ERISA and considering the deductibility of contributions under the Code. The funding of the Plan is based on actuarial assumptions adopted by HEI’s Pension Investment Committee administering the Plan on the advice of an enrolled actuary.
To determine pension costs for the Company under the Plan and the Supplemental Plans, it is necessary to make complex calculations and estimates based on numerous assumptions, including the assumptions identified below.

The Company must recognize on the balance sheet the funded status of defined benefit pension and other postretirement benefit plans with an offset to AOCI in stockholders’ equity (using the projected benefit obligation (“PBO”) and accumulated post retirement benefit obligation (“APBO”), to calculate the funded status).
Defined Benefit Pension Plan Information
The changes in the obligations and assets of the Company’s defined benefit pension plans and the changes in AOCI (gross) for 2015 and 2014 and the funded status of these plans and amounts related to these plans reflected in the Company’s consolidated balance sheets at December 31, 2015 and 2014 were as follows:

(in thousands)	2015	2014
Benefit obligation, January 1	$101,595	$82,018
Service cost	350	350
Interest cost	4,189	4,073
Actuarial losses (gains)	(7,173)	18,801
Benefits paid and expenses	(3,667)	(3,647)
Benefit obligation, December 31	$95,294	$101,595
Fair value of plan assets, January 1	$110,323	$103,476
Actual (loss) return on plan assets	(2,921)	10,272
Benefits paid and expenses	(3,430)	(3,425)
Fair value of plan assets, December 31	$103,972	$110,323
Other assets	$12,509	$12,800
Defined benefit pension plan liability	(3,831)	(4,072)
Accrued benefit asset, December 31	$8,678	$8,728
AOCI debit, January 1	$28,313	$14,215
Recognized during year – prior service credit	63	45
Recognized during year – net actuarial losses	(2,597)	(1,449)
Occurring during year – net actuarial losses (gains)	(130)	15,502
AOCI debit, December 31	$25,649	$28,313
Net actuarial loss	$25,892	$28,619
Prior service gain	(243)	(306)
AOCI debit, December 31	$25,649	$28,313
Income taxes	$(10,201)	$(11,260)
AOCI debit, net of taxes, December 31	$15,448	$17,053
The Company does not expect any plan assets to be returned to the Company during calendar year 2016.
The dates used to determine retirement benefit measurements for the Plans were December 31 of 2015, 2014 and 2013.
The Pension Protection Act of 2006 (“Pension Protection Act”) signed into law on August 17, 2006, amended the Employee Retirement Income Security Act of 1974 (“ERISA”).  Among other things, the Pension Protection Act changed the funding rules for qualified pension plans. On August 8, 2014, President Obama signed the latest change to the Pension Protection Act, the Highway and Transportation Funding Act of 2014 (“HATFA”). HATFA resulted in an increase of the Adjusted Funding Target Attainment Percentage (“AFTAP”) for benefit distribution purposes and eased funding requirements effective with the 2014 plan year (a plan sponsor could have elected to apply the provisions of HATFA to 2013, but the Company did not so elect). The HATFA provision had no impact on the minimum funding requirement for the Company.
The Pension Protection Act provides that if a pension plan’s funded status falls below certain levels, more conservative assumptions must be used to value obligations under the pension plan. The Plan met the threshold requirements in each of 2013, 2014 and 2015 so that the more conservative assumptions did not apply for either 2014 or 2015 and will not apply for 2016. Other factors could cause changes to the required contribution levels.
For purposes of calculating net periodic pension cost (“NPPC”), the Company has determined the market-related value of retirement benefit plan assets by calculating the difference between the expected return and the actual return on the fair value of the plan assets, then amortizing the difference over future years - 0% in the first year and 25% in each of years two through five

- and finally adding or subtracting the unamortized differences for the past four years from fair value. The method includes a 15% range restriction around the fair value of such assets (i.e., 85% to 115% of fair value).
A primary goal of the Plan is to achieve long-term asset growth sufficient to pay future benefit obligations at a reasonable level of risk. In 2014, the HEI Pension Investment Committee changed the Plan’s asset allocation to a liability driven investment (“LDI”) strategy, which resulted in the Plan selling its allocable interest in equity investments by September 2014. In November 2014, all of the Plan’s assets were managed by a single LDI manager. As of December 31, 2015 and 2014, nearly all of the Plan’s assets were invested in fixed income securities.
The following weighted-average assumptions were used in the accounting for the defined benefit plans:

	2015	2014	2013
Benefit obligation
Discount rate	4.60%	4.22%	5.09%
Rate of compensation increase	N/A	N/A	N/A
Net periodic benefit cost (years ended)
Discount rate	4.22%	5.09%	4.13%
Expected return on plan assets	4.22	7.75	7.75
Rate of compensation increase	N/A	N/A	N/A
NA  Not applicable
The Company based its selection of an assumed discount rate for 2016 NPPC cost and December 31, 2015 disclosure on a cash flow matching analysis that utilized bond information provided by Bloomberg for all non-callable, high quality bonds (i.e., rated AA- or better) as of December 31, 2015. With the change to the Plan’s asset allocation to a LDI strategy in 2014, the expected rate of return on plan assets of 4.80% for 2016 NPPC is consistent with the assumed discount rate with a 20 basis point active manager premium.
The Company adopted mortality tables published in October 2014 by the Society of Actuaries as its mortality assumptions as of December 31, 2014. The use of the RP-2014 Tables and the Mortality Improvement Scale MP-2014 had a significant effect on the Company’s benefit obligations and increased their costs for 2015. The Company adopted revised mortality tables for their mortality assumptions as of December 31, 2015 (based on information published by the Society of Actuaries in October 2015), the use of which lowered obligations of the Company as of December 31, 2015 and will lower their costs in 2016.
The components of NPPC were as follows:

(in thousands)	2015	2014	2013
Interest cost	$4,189	$4,073	$3,757
Service cost	350	350	350
Amortization of prior service gain	(63)	(45)	(43)
Amortization of net actuarial loss	2,597	1,449	3,014
Expected return on plan assets	(4,122)	(6,972)	(6,477)
Net periodic pension cost (gain)	$2,951	$(1,145)	$601
The estimated prior service credit, net actuarial loss and net transition obligation for defined benefit pension plans that will be amortized from AOCI into net periodic pension benefit cost in 2016 is $0.08 million, $1.5 million and nil, respectively.
The Company recorded pension expense of $3.0 million, $(1.1) million and $0.6 million in 2015, 2014 and 2013, respectively. The frozen Supplemental Plans had ABO and PBO in excess of plan assets of $3.8 million and $4.1million as of December 31, 2015 and 2014, respectively.
The Company’s current estimate of contributions to the defined benefit plans in 2016 is nil.
At December 31, 2015, the benefits expected to be paid under the Plan are $4 million for each year 2016 through 2019, $5 million for 2020 and $27 million for years 2021 through 2025.
With the change to the Plan’s asset allocation to a LDI strategy in 2014, the Plan had a divided interest in the HEI Master Pension Trust (“Trust”) of $104.0 million and $110.3 million at December 31, 2015 and 2014, respectively. Assets held in the Trust, including the Plan’s divided interest, are measured at fair value on a recurring basis and were as follows:

	Fair value measurements using
(in millions)	Level 1	Level 2	Level 3	Balances
December 31, 2015
Fixed income securities	$20	$83	$—	$103
Cash and receivables				1
Fair value of plan assets				$104
December 31, 2014
Fixed income securities	$19	$86	$—	$105
Cash and receivables				5
Fair value of plan assets				$110
The fair values of the financial instruments shown in the table above represent the Company’s best estimates of the amounts that would be received upon sale of those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
In connection with the adoption of the fair value measurement standards, the Company adopted the provisions of ASU No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” which allows for the estimation of the fair value of investments in investment companies for which the investment does not have a readily determinable fair value, using net asset value per share or its equivalent as a practical expedient.
The Company used the following valuation methodologies for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
U.S. Treasury Fixed Income Securities and Public Mutual Funds (Level 1)
U.S. Treasury fixed income securities and public mutual funds are valued at the closing price reported on the active market on which the individual securities or funds are traded.
Fixed Income Securities (Level 2)
Fixed income securities, other than those issued by the U.S. Treasury, are valued based on yields currently available on comparable securities of issuers with similar credit ratings.
With the change to the Plan’s asset allocation to a LDI strategy in 2014, the Plan no longer had an undivided interest in Level 3 assets at December 31, 2014.
Defined Contribution Plan Information
The ASB 401(k) Plan is a defined contribution plan, which includes a discretionary employer profit sharing (“AmeriShare”) and the matching contribution on the first 4% of employee deferrals (“AmeriMatch”) by the Company.
For 2015, 2014 and 2013 total expense for its employees participating in the ASB 401(k) Plan was $4.0 million, $3.6 million and $3.9 million, respectively, and cash contributions were $3.7 million, $4.0 million and $3.6 million, respectively.

11 · Share-Based Compensation
HEI grants stock-based compensation awards to employees and non-employee directors of the Company pursuant to its various plans. These plans are administered by the HEI Compensation Committee of the HEI Board of Directors. All stock-based compensation awards granted to employees and non-employee directors have been, or will be, settled in HEI common stock (or Company stock after the Spin-off).
The Company’s employees and non-employee directors have received grants of HEI stock-based compensation awards. The expense related to grants and awards to the Company’s employees and non-employee directors has been allocated by HEI to the Company each year. The Company records the expense in “Compensation and employee benefits” or “Services” expense (with a corresponding increase in intercompany accounts payable to HEI) and the related tax benefits (with a corresponding decrease in income taxes payable, which is converted to an intercompany account with HEI). The Company settles the intercompany accounts payable, and the tax benefits related to the expense, with HEI with cash. Thus, ASB Hawaii has no change in shares outstanding or common stock for HEI stock-based compensation awards.
Under the 2010 Equity and Incentive Plan, as amended, HEI can issue shares of common stock as incentive compensation to selected employees in the form of stock options, stock appreciation rights (“SARs”), restricted shares, restricted stock units, performance shares and other share-based and cash-based awards. The 2010 Equity and Incentive Plan (“original EIP”) was amended and restated effective March 1, 2014 (“EIP”) and an additional 1.5 million shares was added to the shares available for issuance under these programs to employees of HEI, Hawaiian Electric Company, Inc. (“Hawaiian Electric”) and the Company.
At December 31, 2015, approximately 3.5 million shares remained available for future issuance to employees of HEI, Hawaiian Electric and the Company under the terms of the EIP, assuming recycling of shares withheld to satisfy minimum statutory tax liabilities relating to EIP awards, including an estimated 0.5 million shares that could be issued upon the vesting of outstanding restricted stock units and the achievement of performance goals for awards outstanding under long-term incentive plans (assuming that such performance goals are achieved at maximum levels).
As of May 11, 2010 (when the 2010 Equity and Incentive Plan became effective), no new awards could be granted under the 1987 Stock Option and Incentive Plan, as amended (“SOIP”). Since by March 2015 all of the shares of common stock for the outstanding SOIP grants and awards were issued or such grants and awards had expired, the remaining shares registered under the SOIP were deregistered and delisted.
For the SARs that were outstanding under the SOIP, the exercise price of each SAR generally equaled the fair market value of HEI’s stock on or near the date of grant. SARs and related dividend equivalents issued in the form of stock awards generally became exercisable in installments of 25% each year for four years, and expired if not exercised ten years from the date of the grant. SARs compensation expense was recognized in accordance with the fair value-based measurement method of accounting. The estimated fair value of each SAR grant was calculated on the date of grant using a Binomial Option Pricing Model. There were no outstanding SARs at December 31, 2015.
The restricted shares that had been issued under the 2010 Equity and Incentive Plan became unrestricted in four equal annual increments on the anniversaries of the grant date and were forfeited to the extent they had not become unrestricted for terminations of employment during the vesting period, except accelerated vesting was provided for terminations by reason of death, disability and termination without cause. Restricted shares compensation expense had been recognized in accordance with the fair-value-based measurement method of accounting. Dividends on restricted shares were paid quarterly in cash. There were no outstanding restricted shares at December 31, 2015.
Restricted stock units awarded under the 2010 Equity and Incentive Plan in 2015, 2014, 2013 and 2012 will vest and be issued in unrestricted stock in four equal annual increments on the anniversaries of the grant date and are forfeited to the extent they have not become vested for terminations of employment during the vesting period, except that pro-rata vesting is provided for terminations due to death, disability and retirement. Restricted stock units expense has been recognized in accordance with the fair-value-based measurement method of accounting. Dividend equivalent rights are accrued quarterly and are paid at the end of the restriction period when the associated restricted stock units vest.
Stock performance awards granted under the 2013-2015 and 2014-2016 long-term incentive plans (“LTIPs”) entitle the grantee to shares of common stock with dividend equivalent rights once service conditions and performance conditions are satisfied at the end of the three-year performance period. LTIP awards are forfeited for terminations of employment during the performance period, except that pro-rata participation is provided for terminations due to death, disability and retirement based upon completed months of service after a minimum of 12 months of service in the performance period. Compensation expense for the stock performance awards portion of the LTIP has been recognized in accordance with the fair-value-based measurement method of accounting for performance shares.
Under the 2011 Nonemployee Director Stock Plan (“2011 Director Plan”), HEI can issue shares of common stock as compensation to nonemployee directors of HEI, Hawaiian Electric and the Company. At December 31, 2015, there were 141,044 shares remaining available for future issuance under the 2011 Director Plan to nonemployee directors of HEI, Hawaiian Electric and the Company.
The Company’s expense for HEI share-based compensation awarded to the Company’s employees and directors were as follows:

(in millions)	2015	2014	2013
Share-based compensation expense	$1.5	$1.7	$1.7

Stock Awards
HEI granted HEI common stock to nonemployee directors of HEI and the Company under the 2011 Director Plan. Amounts allocable to the Company (percentage noted in parenthesis) for Company-only directors (100%) and directors of both HEI and the Company (30%) were as follows:

(dollars in millions)	2015	2014	2013
Shares granted	6,473	7,601	7,605
Fair value	$0.2	$0.2	$0.2
Income tax benefit	0.08	0.08	0.08
The number of shares issued to each nonemployee director of the Company is determined based on the closing price of HEI Common Stock on grant date.
Stock Appreciation Rights
Information about HEI’s SARs awarded to the Company’s employees was summarized as follows:

	2014		2013
	Shares	(1)	Shares	(1)
Outstanding, January 1	18,000	$26.18	18,000	$26.18
Granted	—	—	—	—
Exercised	(18,000)	26.18	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding, December 31	—	$—	18,000	$26.18
Exercisable, December 31	—	$—	18,000	$26.18

(1)	Weighted-average exercise price
For SARs awarded to the Company’s employees, activity and statistics were as follows:

(dollars in thousands)	2014	2013
Intrinsic value of shares exercised [1]	$25	$—
Tax benefit realized for the deduction of exercises	—	—

[1]	Intrinsic value is the amount by which the fair market value of the underlying stock and the related dividend equivalents exceeds the exercise price of the right.
Restricted Shares and Restricted Stock Awards
Information about HEI’s grants of restricted shares to, and restricted stock awards for, the Company’s employees was as follows:

	2014		2013
	Shares	(1)	Shares	(1)
Outstanding, January 1	4,503	$22.21	9,005	$22.21
Granted	—	—	—	—
Vested	(4,503)	22.21	(4,502)	22.21
Forfeited	—	—	—	—
Outstanding, December 31	—	$—	4,503	$22.21

(1)	Weighted-average grant-date fair value per share based on the closing or average price of HEI common stock on the date of grant.
For 2014 and 2013, total restricted stock vested had a grant-date fair value of $0.1 million and $0.1 million, respectively, and the tax benefits realized for the tax deductions related to restricted stock awards were nil for 2014 and 2013.

Restricted Stock Units
Information about HEI’s grants of restricted stock units to the Company’s employees was as follows:

	2015		2014		2013
	Shares	(1)	Shares	(1)	Shares	(1)
Outstanding, January 1	30,446	$25.83	25,278	$26.24	18,183	$25.60
Granted	11,874	33.41	13,367	25.19	12,235	26.89
Vested	(11,490)	25.79	(8,199)	26.03	(5,140)	25.52
Forfeited	(2,132)	28.67	—	—	—	—
Outstanding, December 31	28,698	$28.78	30,446	$25.83	25,278	$26.24
Total weighted-average grant-date fair value of shares granted (dollars in millions)	$0.4		$0.3		$0.3

(1)	Weighted-average grant-date fair value per share based on the average price of HEI common stock on the date of grant.
For 2015, 2014 and 2013, total restricted stock units and related dividends that vested had a fair value of $0.4 million, $0.2 million and $0.1 million, respectively, and the related tax benefits were $0.12 million, $0.08 million and $0.05 million, respectively.
At December 31, 2015, there was $0.5 million of total unrecognized compensation cost related to the nonvested restricted stock units. The cost is expected to be recognized over a weighted-average period of 2.5 years.
LTIP Payable in Stock
The 2013-2015 LTIP and 2014-2016 LTIP provide for performance awards under the original EIP of shares of HEI common stock based on the satisfaction of performance goals considered to be a market condition and service conditions. The number of shares of HEI common stock that may be awarded is fixed on the date the grants are made subject to the achievement of specified performance levels. The potential payout varies from 0% to 200% of the number of target shares depending on achievement of the goals. The LTIP performance goals for the LTIP periods include awards with a market goal based on total return to shareholders (“TRS”) of HEI stock as a percentile to the Edison Electric Institute Index over the applicable three-year period. In addition, the 2013-2015 LTIP and 2014-2016 LTIP awarded to the Company’s employees have performance goals related to levels of ASB net income and ASB return on assets – all based on the applicable three-year averages, and ASB return on assets relative to performance peers. The 2015-2017 LTIP provides for performance awards payable in cash, and thus, is not included in the tables below.
LTIP Linked to TRS
Information about HEI’s LTIP awards to the Company’s employees that are linked to TRS was as follows:

	2015		2014		2013
	Shares	(1)	Shares	(1)	Shares	(1)
Outstanding, January 1	29,902	$28.58	27,255	$32.82	25,779	$29.53
Granted	—	—	10,691	22.95	9,786	32.69
Vested (settled or lapsed)	(9,425)	30.71	(8,044)	35.46	(8,310)	22.45
Forfeited	(1,570)	27.57	—	—	—	—
Outstanding, December 31	18,907	$27.61	29,902	$28.58	27,255	$32.82
Total weighted-average grant-date fair value of shares granted (dollars in millions)	$—		$0.2		$0.3

(1)	Weighted-average grant-date fair value per share determined using a Monte Carlo simulation model.
The grant date fair values of the shares were determined using a Monte Carlo simulation model utilizing actual information for the common shares of HEI and its peers for the period from the beginning of the performance period to the grant date and estimated future stock volatility and dividends of HEI and its peers over the remaining three-year performance period. The expected stock volatility assumptions for HEI and its peer group were based on the three-year historic stock volatility, and the annual dividend yield assumptions were based on dividend yields calculated on the basis of daily stock prices over the same three-year historical period.

The following table summarizes the assumptions used to determine the fair value of the LTIP awards linked to TRS and the resulting fair value of LTIP awards granted:

	2014	2013
Risk-free interest rate	0.66%	0.38%
Expected life in years	3	3
Expected volatility	17.8%	19.4%
Range of expected volatility for Peer Group	12.4% to 23.3%	12.4% to 25.3%
Grant date fair value (per share)	$22.95	$32.69
For 2015, 2014 and 2013, total vested LTIP awards linked to TRS and related dividends had a fair value of nil, nil and $0.2 million respectively, and the related tax benefits were nil, nil and $0.1 million, respectively. For 2015 and 2014, all of the shares vested (which were granted at target level based on the satisfaction of TRS performance) for the 2012-2014 LTIP and 2011-2013 LTIP lapsed. Of the 8,310 shares vested and granted (at target level based on the satisfaction of TRS performance) for the 2010-2012 LTIP, the HEI Compensation Committee approved settlement of 6,652 shares of HEI common stock in February 2013 (1,658 of the vested shares lapsed).
At December 31, 2015, there was $0.1 million of total unrecognized compensation cost related to the nonvested performance awards payable in shares linked to TRS. The cost is expected to be recognized over a weighted-average period of 1 year.
LTIP Linked to Other Performance Conditions
Information about HEI’s LTIP awards to the Company’s employees that are payable in shares linked to other performance conditions was as follows:

	2015		2014		2013
	Shares	(1)	Shares	(1)	Shares	(1)
Outstanding, January 1	118,563	$26.04	111,074	$26.03	88,157	$24.21
Granted	—	—	42,772	25.19	39,148	26.89
Vested and settled	(36,633)	26.12	(34,224)	24.95	(18,280)	18.95
Increase above target (cancelled)	8,549	26.89	(1,059)	26.12	2,049	24.94
Forfeited	(6,278)	26.00	—	—	—	—
Outstanding, December 31	84,201	$26.09	118,563	$26.04	111,074	$26.03
Total weighted-average grant-date fair value of shares granted (at target performance levels) (dollars in millions)	$—		$1.1		$1.1

(1)	Weighted-average grant-date fair value per share based on the average price of HEI common stock on the date of grant.
For 2015, 2014 and 2013, total vested LTIP awards linked to other performance conditions and related dividends had a fair value of $1.4 million, $1.0 million and $0.6 million, respectively, and the related tax benefits were $0.4 million, $0.3 million and $0.1 million, respectively.
At December 31, 2015, there was $0.3 million of total unrecognized compensation cost related to the nonvested shares linked to performance conditions other than TRS. The cost is expected to be recognized over a weighted-average period of 1 year.

12 · Income Taxes
The components of income taxes attributable to net income were summarized as follows:

Years ended December 31	2015	2014	2013
(in thousands)
Current[1]
Federal	$37,940	$30,065	$25,693
State	6,703	5,376	5,250
	44,643	35,441	30,943
Deferred[1]
Federal	(13,501)	(6,729)	176
State	(2,106)	(811)	233
	(15,607)	(7,540)	409
	$29,036	$27,901	$31,352

[1]	Amounts for prior periods have been updated to reflect the first quarter 2015 retrospective adoption of ASU No. 2014-01.

A reconciliation of the amount of income taxes computed at the federal statutory rate of 35% to the amount provided in the consolidated statements of income was as follows:

Years ended December 31	2015	2014	2013
(in thousands)
Computed expected income tax expense[1]	$29,294	$27,671	$31,142
Hawaii franchise tax, net of federal income tax benefit[1]	3,833	3,462	3,864
Tax-exempt income from bank-owned life insurance policies and securities	(1,476)	(1,536)	(2,026)
Low-income housing investments[1]	(2,667)	(1,818)	(1,353)
Other, net[1]	52	122	(275)
Income tax expense	$29,036	$27,901	$31,352

[1]	Amounts for prior periods have been updated to reflect the first quarter 2015 adoption of ASU No. 2014-01

The tax effects of book and tax basis differences that give rise to deferred tax assets and liabilities were as follows:

December 31	2015	2014
(in thousands)
Deferred tax assets
Allowance for loan losses	$19,930	$18,230
Accrued expenses	3,862	3,450
Accrued bonus	3,777	3,175
Deferred compensation	2,925	2,366
Franchise tax deduction	1,559	1,423
Net unrealized losses on available-for-sale securities	1,236	—
Intangible assets	273	372
Total deferred tax assets[1]	33,562	29,016
Deferred tax liabilities
Goodwill	(23,781)	(23,781)
FHLB stock	(2,245)	(12,152)
Pension	(3,296)	(3,314)
Loan fees and discounts	(6,816)	(7,016)
Mortgage servicing rights	(3,533)	(4,589)
Premises and equipment	(2,138)	(2,207)
Net unrealized gain on available-for-sale securities	—	(305)
Other[1]	(142)	(119)
Total deferred tax liabilities	(41,951)	(53,483)
Net deferred tax asset (liability)	$(8,389)	$(24,467)

[1]	Amounts for prior periods have been updated to reflect the first quarter 2015 adoption of ASU No. 2014-01

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. Based upon historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize substantially all of the benefits of the deferred tax assets. There is no valuation allowance provided for deferred tax assets at December 31, 2015 and 2014.
In 2015, the deferred tax liabilities decreased primarily from the decrease in deferred tax liability for the FHLB stock as a result of the repurchase of excess stock by the FHLB. A large portion of the FHLB stock was acquired as stock dividends which had been recognized as income for financial statement purposes when received but deferred for tax purposes.
At December 31, 2015, current federal income tax payable and current state franchise taxes payable of $0.7 million and $4.3 million, respectively, were included in federal and state income taxes payable in the consolidated balance sheets. At December 31, 2014, current federal income tax payable and current state franchise taxes payable of nil and $4.0 million, respectively, were included in federal and state income taxes payable in the consolidated balance sheets.
In 2015, 2014 and 2013, interest expense on income taxes was reflected in other expense in the consolidated statements of income in the amount of nil, nil and $(2,000), respectively. The Company will record associated penalties, if any, in other expense in the consolidated statements of income.
At December 31, 2015 and 2014, there was no accrued interest or accrued tax liabilities for uncertain tax positions on the financial statements.
The Company is not currently under audit. Tax years 2012 and subsequent remain subject to examination by the IRS and by the Department of Taxation of the State of Hawaii.
At December 31, 2015, the disclosures above present the Company’s accruals for potential tax liabilities and related interest. Based on information currently available, the Company believes this accrual has adequately provided for potential income tax issues with federal and state tax authorities and related interest, and that the ultimate resolution of tax issues for all open tax periods will not have a material adverse effect on its results of operations, financial condition or liquidity.

See Note 15, “Transactions with Affiliates” for information on income taxes paid to HEI.

13 · Derivative Financial Instruments
The Company enters into IRLCs with borrowers, and forward commitments to sell loans or TBA mortgage-backed securities to investors to hedge against the inherent interest rate and pricing risk associated with selling loans.
The Company enters into IRLCs for residential mortgage loans, which commit the Company to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. The IRLCs are free-standing derivatives which are carried at fair value with changes recorded in mortgage banking income.
The Company enters into forward commitments to hedge the interest rate risk for rate locked mortgage applications in process and closed mortgage loans held for sale. These commitments are primarily forward sales of TBA mortgage-backed securities. Generally, when mortgage loans are closed, the forward commitment is liquidated and replaced with a mandatory delivery forward sale of the mortgage to a secondary market investor. In some cases, a best-efforts forward sale agreement is utilized as the forward commitment. These commitments are free-standing derivatives which are carried at fair value with changes recorded in mortgage banking income.
Changes in the fair value of IRLCs and forward commitments subsequent to inception are based on changes in the fair value of the underlying loan resulting from the fulfillment of the commitment and changes in the probability that the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and the passage of time.
The notional amount and fair value of the Company’s derivative financial instruments were as follows:

	2015		2014
December 31	Notional amount	Fair value	Notional amount	Fair value
(in thousands)
Interest rate lock commitments	$22,241	$384	$29,330	$390
Forward commitments	23,644	(29)	32,833	(106)

The Company’s derivative financial instruments, their fair values, and balance sheet location were as follows:

December 31	2015		2014
Derivative Financial Instruments Not Designated as Hedging Instruments [1]	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
(in thousands)
Interest rate lock commitments	$384	$—	$393	$3
Forward commitments	1	30	5	111
	$385	$30	$398	$114

[1]	Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the balance sheets.
The following table presents the Company’s derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income:

Years ended December 31		2015	2014	2013
Derivative Financial Instruments Not Designated as Hedging Instruments	Location of net gains (losses) recognized in the Statements of Income
(in thousands)
Interest rate lock commitments	Mortgage banking income	$(6)	$(74)	$464
Forward commitments	Mortgage banking income	77	(245)	139
		$71	$(319)	$603

14 · Commitments and Contingencies
Commitments
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company minimizes its exposure to loss under these commitments by requiring that customers meet certain conditions prior to disbursing funds. The amount of collateral, if any, is based on a credit evaluation of the borrower and may include residential real estate, accounts receivable, inventory and property, plant and equipment.
Letters of credit are conditional commitments issued by the Company to guarantee payment and performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.
The following is a summary of outstanding off-balance sheet arrangements:

December 31	2015	2014
(in thousands)
Unfunded commitments to extend credit
Home equity line of credit	$1,096,532	$1,089,633
Commercial and commercial real estate	631,780	526,133
Consumer	60,198	56,312
Residential 1-4 family	24,863	20,524
Commercial and financial standby letters of credit	18,709	20,082
Total	$1,832,082	$1,712,684
Guarantees
In October 2007, the Company, as a member financial institution of Visa U.S.A. Inc., received restricted shares of Visa, Inc. (“Visa”) as a result of a restructuring of Visa U.S.A. Inc. in preparation for an initial public offering by Visa. As a part of the restructuring, the Company entered into a judgment and loss sharing agreement with Visa in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to indemnified litigation involving Visa. In November 2012, a federal judge granted preliminary approval to a proposed settlement between merchants and Visa over credit card fees and in December 2013, a federal judge granted final approval to the settlement. Some merchants and trade organizations filed a notice of appeal shortly after the approval was issued. At December 31, 2015, the Company had accrued a reserve of $1.1 million related to the agreement. Because the extent of the Company’s obligations under this agreement depends entirely upon the occurrence of future events, the Company’s maximum potential future liability under this agreement is not determinable.
Contingencies
In March 2011, a purported class action lawsuit was filed in the First Circuit Court of the state of Hawaii by a customer who claimed that the Bank had improperly charged overdraft fees on debit card transactions. The Bank filed a motion to dismiss the lawsuit on the basis that the Bank’s overdraft practices are governed by federal regulations established for federal savings banks which preempt the customer’s state law claims. In July 2011, the Circuit Court denied the Bank’s motion without prejudice and the Bank appealed that decision to the Hawaii Supreme Court. However, in December 2014, through a voluntary mediation process, the Bank reached a tentative settlement of the claims. The tentative settlement, which received final Circuit Court approval on May 21, 2015, provided for a payment of $2.0 million into a class settlement fund, the proceeds of which would be used to refund class members and pay attorneys’ fees and administrative and other costs, in exchange for a complete release of all claims asserted against the Bank. The $2.0 million settlement amount was fully reserved by the Bank in December 2014 and paid into the settlement fund in January 2015.
The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future.

15 · Transactions with Affiliates
The Company has engaged in certain transactions with HEI for the periods indicated as follows:

(in thousands)	2015	2014	2013
Common stock dividends paid	$30,000	$36,000	$40,000
Income taxes paid, net	34,402	26,598	26,736
Management and other fees	2,227	2,567	2,441
Additional capital contributions	300	2,500	2,500
Other payable	731	751	769
Note receivable	30	1,926	2,069
Management and other fees from HEI were recorded in the consolidated statements of income as a component of services expense. Due to regulatory rules governing transactions with affiliates (Section 23B of the Federal Reserve Act), the Management Agreement (approved by Office of Thrift Supervision) provides for the conversion of a portion of the management and other fees from HEI (initially recorded as a liability in the statements of financial condition) to additional paid-in capital. Approximately $0.3 million, $2.5 million and $2.5 million, of the fees were converted to additional paid-in capital for the years ended December 31, 2015, 2014 and 2013, respectively.
At December 31, 2015 and 2014, the aggregate amount of loans to directors and executive officers of the Company and its affiliates and any related interests (as defined in Federal Reserve Board (“FRB”) Regulation O) of such individuals, was $27.8 million and $49.6 million, respectively. The $21.8 million decrease in such loans in 2015 was attributed to closed lines of credits and repayments of $21.8 million. At December 31, 2015 and 2014, $25.8 million and $46.2 million of the loan balances, respectively, were to related interests of individuals who are directors of the Company. All loans were made at the Company’s normal credit terms. Management believes these loans do not represent more than a normal risk of collection.
The ability of the Bank to make capital distributions to ASB Hawaii and other affiliates is restricted under federal law. Subject to a limited exception for stock redemptions that do not result in any decrease in the Bank’s capital and would improve the Bank’s financial condition, the Bank is prohibited from declaring any dividends, making any other capital distributions, or paying a management fee to a controlling person if, following the distribution or payment, the Company would be deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized. All capital distributions are subject to prior approval by the Office of the Comptroller of the Currency (“OCC”) and FRB.

16 · Fair Value of Financial Instruments
Fair value estimates are estimates of the price that would be received to sell an asset, or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are generally determined based on assumptions that market participants would use in pricing the asset or liability and are based on market data obtained from independent sources. However, in certain cases, the Company uses its own assumptions about market participant assumptions based on the best information available in the circumstances. These valuations are estimates at a specific point in time, based on relevant market information, information about the financial instrument and judgments regarding future expected loss experience, economic conditions, risk characteristics of various financial instruments and other factors. These estimates do not reflect any premium or discount that could result if the Company were to sell its entire holdings of a particular financial instrument at one time. Because no active trading market exists for a portion of the Company’s financial instruments, fair value estimates cannot be determined with precision. Changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates, but have not been considered in making such estimates.
The Company groups their financial assets measured at fair value in three levels outlined as follows:
Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Classification in the hierarchy is based upon the lowest level input that is significant to the fair value measurement of the asset or liability. For instruments classified in Level 1 and 2 where inputs are primarily based upon observable market data, there is less judgment applied in arriving at the fair value. For instruments classified in Level 3, management judgment is more significant due to the lack of observable market data.
Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include mortgage servicing rights accounted for by the amortization method, loan impairments for certain loans and goodwill.

Disclosures about Fair Value of Financial Instruments
The following table presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments. For financial assets and liabilities such as cash and due from banks, interest-bearing deposits and accrued interest receivable, the carrying amount is a reasonable estimate of fair value. For FHLB stock, the carrying amount is a reasonable estimate of fair value because it can only be redeemed at par. For bank-owned life insurance, the carrying amount is the cash surrender value of the insurance policies, which is a reasonable estimate of fair value. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings and money market deposits, the carrying amount is a reasonable estimate of fair value as these liabilities have no stated maturity. For accrued interest payable, the carrying amount is a reasonable estimate of fair value.

		Estimated fair value
(in thousands)	Carrying or notional amount	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total
December 31, 2015
Financial assets
Stock in Federal Home Loan Bank	$10,678	$—	$10,678	$—	$10,678
Available-for-sale investment securities	820,648	—	820,648	—	820,648
Loans receivable (held for investment and held for sale)	4,570,412	—	4,639	4,744,886	4,749,525
Mortgage servicing rights	8,884	—	—	11,790	11,790
Bank-owned life insurance	131,552	—	131,552	—	131,552
Derivative assets	22,616	—	385	—	385
Deferred compensation plan assets	6,587	—	6,587	—	6,587
Financial liabilities
Deposit liabilities	5,025,254	—	5,024,500	—	5,024,500
Other borrowings	328,582	—	333,392	—	333,392
Derivative liabilities	23,269	15	15	—	30
Deferred compensation plan liability	7,355	—	7,355	—	7,355
December 31, 2014
Financial assets
Stock in Federal Home Loan Bank	$69,302	$—	$69,302	$—	$69,302
Available-for-sale investment securities	550,394	—	550,394	—	550,394
Loans receivable (held for investment and held for sale)	4,397,457	—	8,713	4,570,109	4,578,822
Mortgage servicing rights	11,540	—	—	14,504	14,504
Bank-owned life insurance	129,063	—	129,063	—	129,063
Derivative assets	30,120	—	398	—	398
Deferred compensation plan assets	5,052	—	5,052	—	5,052
Financial liabilities
Deposit liabilities	4,623,415	—	4,623,773	—	4,623,773
Other borrowings	290,656	—	298,837	—	298,837
Derivative liabilities	32,043	71	43	—	114
Deferred compensation plan liability	5,951	—	5,951	—	5,951

Fair Value Measurements on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2015			December 31, 2014
	Fair value measurements using			Fair value measurements using
(in thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Available-for-sale investment securities
Mortgage-related securities-FNMA, FHLMC and GNMA	$—	$607,689	$—	$—	$430,834	$—
U.S. Treasury and federal agency obligations	—	212,959	—	—	119,560	—
	$—	$820,648	$—	$—	$550,394	$—
Derivative assets [1]
Interest rate lock commitments	$—	$384	$—	$—	$393	$—
Forward commitments	—	1	—	—	5	—
	$—	$385	$—	$—	$398	$—
Derivative liabilities [1]
Interest rate lock commitments	$—	$—	$—	$—	$3	$—
Forward commitments	15	15	—	71	40	—
	$15	$15	$—	$71	$43	$—

[1]	Derivatives are carried at fair value with changes in value reflected in the balance sheet in other assets or other liabilities and included in mortgage banking income.
There were no transfers of financial assets and liabilities between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2015 and 2014.
Fair Value Measurements on a Nonrecurring Basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and therefore are not included in the tables above. These measurements primarily result from assets carried at the lower of cost or fair value or from impairment of individual assets. The carrying value of assets measured at fair value on a nonrecurring basis were as follows:

		Fair value measurements using
(in thousands)	Balances	Level 1	Level 2	Level 3
December 31, 2015
Loans	$178	$—	$—	$178
Real estate acquired in settlement of loans	1,030	—	—	1,030
December 31, 2014
Loans	$2,445	$—	$—	$2,445
Real estate acquired in settlement of loans	288	—	—	288
Mortgage servicing rights	1,240	—	—	1,240
For 2015 and 2014, there were no adjustments to fair value for ASB’s loans held for sale.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis:

				Significant unobservable input value [1]
(dollars in thousands)	Fair value	Valuation technique	Significant unobservable input	Range	Weighted Average
December 31, 2015
Residential loans	$50	Fair value of property or collateral	Appraised value less 7% selling cost		N/A [2]
Home equity lines of credit	128	Fair value of property or collateral	Appraised value less 7% selling cost		N/A [2]
Total loans	$178
Real estate acquired in settlement of loans	$1,030	Fair value of property or collateral	Appraised value less 7% selling cost	100%	100%
December 31, 2014
Residential loans	$2,297	Fair value of property or collateral	Appraised value less 7% selling cost	39-99%	83%
Home equity lines of credit	3	Fair value of property or collateral	Appraised value less 7% selling cost		N/A [2]
Commercial loans	145	Fair value of property or collateral	Fair value of business assets		N/A [2]
Total loans	$2,445
Real estate acquired in settlement of loans	$288	Fair value of property or collateral	Appraised value less 7% selling cost	100%	100%
Mortgage servicing rights	$1,240	Discounted cash flow	Prepayment speed	6.7-22.4%	12.2%
			Discount rate	9.6%	9.6%

[1]	Represent percent of outstanding principal balance.

[2]	N/A - Not applicable. There is one loan in each fair value measurement type.
Significant increases (decreases) in any of those inputs in isolation would result in significantly higher (lower) fair value measurements.
Fair Value Measurement and Disclosure Valuation Methodology
Following are descriptions of the valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not carried at fair value:
Investment Securities
The fair value of the Company’s investment securities is determined quarterly through pricing obtained from independent third-party pricing services or from brokers not affiliated with the trade. Non-binding broker quotes are infrequent and generally occur for new securities that are settled close to the month-end pricing date. The third-party pricing vendors the Company uses for pricing its securities are reputable firms that provide pricing services on a global basis and have processes in place to ensure quality and control. The third-party pricing services use a variety of methods to determine the fair value of securities that fall under Level 2 of the Company’s fair value measurement hierarchy. Among the considerations are quoted prices for similar securities in an active market, yield spreads for similar trades, adjustments for liquidity, size, collateral characteristics, historic and generic prepayment speeds, and other observable market factors.
To enhance the robustness of the pricing process, the Company will on a quarterly basis compare its standard third-party vendor’s price with that of another third-party vendor. If the prices are within an acceptable tolerance range, the price of the standard vendor will be accepted. If the variance is beyond the tolerance range, an evaluation will be conducted by the Company and a challenge to the price may be made. Fair value in such cases will be based on the value that best reflects the data and observable characteristics of the security. In all cases, the fair value used will have been independently determined by a third-party pricing vendor or non-affiliated broker and not by the Company.

Loans Held for Sale
Residential mortgage loans carried at the lower of cost or market are valued using market observable pricing inputs, which are derived from third party loan sales and securitizations and, therefore, are classified within Level 2 of the valuation hierarchy.
Loans Held for Investment
Fair value of loans held for investment is derived using a discounted cash flow approach which includes an evaluation of the underlying loan characteristics. The valuation model uses loan characteristics which includes product type, maturity dates, and the underlying interest rate of the portfolio. This information is input into the valuation models along with various forecast valuation assumptions including prepayment forecasts, to determine the discount rate. These assumptions are derived from internal and third party sources. Noting the valuation is derived from model-based techniques, the Company includes loans held for investment within Level 3 of the valuation hierarchy.
Impaired Loans
At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Fair value is determined primarily by using an income, cost, or market approach and is normally provided through appraisals. Impaired loans carried at fair value generally receive specific allocations within the allowance for loan losses. For collateral-dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Generally, impaired loans are evaluated quarterly for additional impairment and adjusted accordingly.
Other Real Estate Owned
Foreclosed assets are carried at fair value (less estimated costs to sell) and is generally based upon appraisals or independent market prices that are periodically updated subsequent to classification as real estate owned. Such adjustments typically result in a Level 3 classification of the inputs for determining fair value. The Company estimates the fair value of collateral-dependent loans and real estate owned using the sales comparison approach.
Mortgage Servicing Rights
MSRs are capitalized at fair value based on market data at the time of sale and accounted for in subsequent periods at the lower of amortized cost or fair value. Mortgage servicing rights are evaluated for impairment at each reporting date. The Company’s MSR is stratified based on predominant risk characteristics of the underlying loans including loan type and note rate. For each stratum, fair value is calculated by discounting expected net income streams using discount rates that reflect industry pricing for similar assets. Expected net income streams are estimated based on industry assumptions regarding prepayment expectations and income and expenses associated with servicing residential mortgage loans for others. Impairment is recognized through a valuation allowance for each stratum when the carrying amount exceeds fair value, with any associated provision recorded as a component of loan servicing fees included in other income, net in the consolidated statements of income. A direct write-down is recorded when the recoverability of the valuation allowance is deemed to be unrecoverable. The Company compares the fair value of MSR to an estimated value calculated by an independent third-party. The third-party relies on both published and unpublished sources of market related assumptions and their own experience and expertise to arrive at a value. The Company uses the third-party value only to assess the reasonableness of its own estimate.
Time Deposits
The fair value of fixed-maturity certificates of deposit was estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.
Other Borrowings
For fixed-rate advances and repurchase agreements, fair value is estimated using quantitative discounted cash flow models that require the use of interest rate inputs that are currently offered for advances and repurchase agreements of similar remaining maturities. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third party pricing services.

Interest Rate Lock Commitments
The estimated fair value of commitments to originate residential mortgage loans for sale is based on quoted prices for similar loans in active markets. IRLCs are classified as Level 2 measurements.
Forward Sales Commitments
TBA mortgage-backed securities forward commitments are classified as Level 1, and consist of publicly traded debt securities for which identical fair values can be obtained through quoted market prices in active exchange markets. The fair values of the Company’s best efforts and mandatory delivery loan sale commitments are determined using quoted prices in the market place that are observable and are classified as Level 2 measurements.
Deferred Compensation Plan Assets and Liabilities
The fair value of the bank-owned life insurance policy related to the Company’s employee deferred compensation plan and the fair value of the related obligation to the employee is classified as Level 2 based on observable inputs that include market prices for similar assets or other inputs that are observable in the market and can be corroborated by observable market data.

17 · Regulatory Compliance and Stockholder’s Equity
The Company is subject to regulation and supervision by the FRB. The Bank is regulated and supervised by the OCC. Capital assessment is done at the relevant subsidiary level (the Bank) and not at the holding company level. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off‑balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
The prompt corrective action provisions impose certain restrictions on institutions that are undercapitalized. The restrictions imposed become increasingly more severe as an institution’s capital category declines from “undercapitalized” to “critically undercapitalized.” The regulators have substantial discretion in the corrective actions they might direct and could include restrictions on dividends and other distributions that the Bank may make to ASB Hawaii and the requirement that the Bank develop and implement a plan to restore its capital. Under an agreement with regulators entered into by HEI when it acquired the Bank, HEI currently could be required to contribute to the Bank up to an additional $28.3 million of capital, if necessary to maintain the Bank’s capital position. To be categorized as “well capitalized,” the Bank must maintain minimum total capital, Tier 1 capital, and Tier 1 leverage ratios as set forth in the table below.
At December 31, 2015 and 2014, the Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the institution’s category under the capital guidelines.

The tables below set forth actual and minimum required capital amounts and ratios:

	Actual		Required
(dollars in thousands)	Capital	Ratio	Capital	Ratio
December 31, 2015
Tier 1 leverage	$518,752	8.82%	$235,286	4.00%
Common equity tier 1	518,752	12.07	193,457	4.50
Tier 1 capital	518,752	12.07	257,942	6.00
Total capital	570,530	13.27	343,923	8.00
December 31, 2014
Tangible	$492,792	8.91%	$82,999	1.50%
Core	492,792	8.91	221,331	4.00
Risk-based	539,620	12.35	349,611	8.00
	Actual		Required to be well capitalized
(dollars in thousands)	Capital	Ratio	Capital	Ratio
December 31, 2015
Tier 1 leverage	$518,752	8.82%	$294,108	5.00%
Common equity tier 1	518,752	12.07	279,438	6.50
Tier 1 capital	518,752	12.07	343,923	8.00
Total capital	570,530	13.27	429,904	10.00
December 31, 2014
Core leverage	$492,792	8.91%	$276,664	5.00%
Core tier 1 risk-based	492,792	11.28	262,208	6.00
Total risk-based	539,620	12.35	437,013	10.00
The Company is subject to a range of bank regulatory compliance obligations and is unable to predict what actions, if any, may be initiated by the OCC and other governmental authorities against the Company as a result of deficiencies, or the impact of any such measures or actions on the Company.
Accumulated other comprehensive income/(loss).  Changes in the balances of each component of accumulated other comprehensive income/(loss) (AOCI) were as follows:

(in thousands)	Net unrealized gains (losses) on securities	Retirement benefits plans	Total AOCI
Balance, December 31, 2012	$10,761	$(26,157)	$(15,396)
Current period other comprehensive income (loss)	(14,424)	17,623	3,199
Balance, December 31, 2013	(3,663)	(8,534)	(12,197)
Current period other comprehensive income (loss)	4,125	(8,486)	(4,361)
Balance, December 31, 2014	462	(17,020)	(16,558)
Current period other comprehensive income (loss)	(2,334)	1,621	(713)
Balance, December 31, 2015	$(1,872)	$(15,399)	$(17,271)

	Amount reclassified from AOCI
Years ended December 31	2015	2014	2013	Affected line item in the Statement of Income
(in thousands)
Net realized gains on securities	$—	$(1,715)	$(738)	Gains on sale of investments securities
Retirement benefit plan items
Amortization of transition obligation, prior service credit and net losses recognized during the period in net periodic benefit cost	1,531	850	1,797	See Note 10 for additional details
Total reclassifications	$1,531	$(865)	$1,059

18 · ASB Hawaii, Inc. Financial Statements
Condensed financial statements of the Parent were as follows:

Condensed Statements of Comprehensive Income

Years ended December 31	2015	2014	2013
(in thousands)
Income
Dividends from ASB	$30,000	$36,000	$40,000
Other income	1	1	1
Total income	30,001	36,001	40,001
Noninterest expense	115	235	174
Income before income tax benefit and equity in undistributed income of subsidiary	29,886	35,766	39,827
Income tax benefits	46	93	69
Equity in undistributed income of subsidiary	24,730	15,301	17,727
Net income	$54,662	$51,160	$57,623
Comprehensive income	$53,949	$46,799	$60,822
Condensed Balance Sheets

December 31	2015	2014
(in thousands)
Assets
Cash and cash equivalents	$18	$17
Notes receivable from parent company	30	1,926
Other assets	41	153
Equity in net assets of subsidiary	559,890	533,788
Total assets	$559,979	$535,884
Liabilities and stockholder’s equity
Liabilities
Accounts payable	$536	$686
Federal and state income taxes payable	4	8
Total liabilities	540	694
Stockholder’s equity	559,439	535,190
Total liabilities and stockholder’s equity	$559,979	$535,884

Condensed Statements of Cash Flows

Years ended December 31	2015	2014	2013
(in thousands)
Cash flows from operating activities
Net income	$54,662	$51,160	$57,623
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiary	(24,730)	(15,301)	(17,727)
Net change in other assets and liabilities	69	145	89
Net cash provided by operating activities	30,001	36,004	39,985
Cash flows from financing activities
Cash dividends paid	(30,000)	(36,000)	(40,000)
Net cash used in financing activities	(30,000)	(36,000)	(40,000)
Net increase (decrease) in cash and equivalents	1	4	(15)
Cash and cash equivalents, January 1	17	13	28
Cash and cash equivalents, December 31	$18	$17	$13

19 · Subsequent Events
In February 2016, the Bank received approval from the FRB to declare dividends. On February 9, 2016, the Board of Directors of ASB declared and paid on February 10, 2016, a common stock cash dividend of $9.0 million payable to ASHI.
The Company has evaluated subsequent events from the balance sheet date through February 23, 2016, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Quarterly Financial Information (Unaudited)
Selected quarterly information was as follows:

	Quarters ended				Year ended
(in thousands)	March 31	June 30	September 30	December 31	December 31

2015
Interest and dividend income	$48,249	$49,341	$50,626	$51,686	$199,902
Interest expense	2,726	2,753	2,870	2,977	11,326
Net interest income	45,523	46,588	47,756	48,709	188,576
Provision for loan losses	614	1,825	2,997	839	6,275
Noninterest income	16,099	16,443	18,465	16,825	67,832
Noninterest expense	40,383	41,547	42,430	42,075	166,435
Income before income taxes	20,625	19,659	20,794	22,620	83,698
Income taxes	7,153	6,848	7,349	7,686	29,036
Net income	$13,472	$12,811	$13,445	$14,934	$54,662

2014
Interest and dividend income	$46,717	$46,801	$48,305	$49,463	$191,286
Interest expense	2,630	2,657	2,750	2,771	10,808
Net interest income	44,087	44,144	45,555	46,692	180,478
Provision (credit) for loan losses	995	1,021	1,550	2,560	6,126
Noninterest income	16,902	13,815	15,232	15,263	61,212
Noninterest expense[1]	37,548	38,988	38,733	41,234	156,503
Income before income taxes[1]	22,446	17,950	20,504	18,161	79,061
Income taxes[1]	8,099	6,418	7,252	6,132	27,901
Net income[1]	$14,347	$11,532	$13,252	$12,029	$51,160

[1]	Amounts for prior periods have been updated to reflect the first quarter 2015 retrospective adoption of ASU No. 2014-01.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Balance Sheets

	March 31, 2016	December 31, 2015
(in thousands)
Assets
Cash and due from banks	$110,206	$127,219
Interest-bearing deposits	120,428	93,680
Cash and cash equivalents	230,634	220,899
Available-for-sale investment securities, at fair value	906,295	820,648
Stock in Federal Home Loan Bank, at cost	11,218	10,678
Loans receivable held for investment	4,642,276	4,615,819
Allowance for loan losses	(52,326)	(50,038)
Net loans	4,589,950	4,565,781
Loans held for sale, at lower of cost or fair value	7,900	4,631
Real estate acquired in settlement of loans, net	797	1,030
Premises and equipment, net	89,525	88,077
Accrued interest receivable	15,723	15,192
Prepaid expenses and other assets (related party balances of $15 and $30, respectively)	197,446	196,793
Goodwill	82,190	82,190
Mortgage servicing rights, net of accumulated amortization of $6,129 and $5,647, respectively	8,857	8,884
Total assets	$6,140,535	$6,014,803
Liabilities and stockholder’s equity
Deposit liabilities	$5,139,932	$5,025,254
Other borrowings	329,081	328,582
Accounts payable and other liabilities (related party balances of $1,005 and $731, respectively)	78,024	88,117
Federal and state income taxes payable	9,710	5,022
Deferred taxes	12,562	8,389
Total liabilities	5,569,309	5,455,364
Commitments and contingent liabilities (Note 10)
Stockholder’s equity
Common stock, no par value. Authorized 1,000,000 shares, issued and outstanding: 100 shares	346,871	346,371
Accumulated other comprehensive loss, net of tax benefits	(9,634)	(17,271)
Retained earnings	233,989	230,339
Total stockholder’s equity	571,226	559,439
Total liabilities and stockholder’s equity	$6,140,535	$6,014,803
The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Statements of Income

	Three months ended March 31,
	2016	2015
(dollars in thousands, except share data)
Interest and dividend income
Interest and fees on loans	$48,437	$45,198
Interest and dividends on investment securities	5,017	3,051
Total interest and dividend income	53,454	48,249
Interest expense
Interest on deposit liabilities	1,592	1,260
Interest on other borrowings	1,485	1,466
Total interest expense	3,077	2,726
Net interest income	50,377	45,523
Provision for loan losses	4,766	614
Net interest income after provision for loan losses	45,611	44,909
Noninterest income
Fees from other financial services	5,499	5,355
Fee income on deposit liabilities	5,156	5,315
Fee income on other financial products	2,205	1,889
Bank-owned life insurance	998	983
Mortgage banking income	1,195	1,822
Other income, net	333	735
Total noninterest income	15,386	16,099
Noninterest expense
Compensation and employee benefits	22,434	21,766
Occupancy	4,138	4,113
Data processing	3,172	3,116
Services (related party activity of $851 and $597, respectively)	2,949	2,347
Equipment	1,663	1,701
Office supplies, printing and postage	1,365	1,483
Marketing	861	841
FDIC insurance	884	811
Other expense	3,975	4,205
Total noninterest expense	41,441	40,383
Income before income taxes	19,556	20,625
Income taxes	6,906	7,153
Net income	$12,650	$13,472
Basic earnings per common share	$127	$135
Dividends per common share	$90	$75
Weighted-average number of common shares outstanding	100	100
The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Statements of Comprehensive Income

	Three months ended March 31,
	2016	2015
(in thousands)
Net income	$12,650	$13,472
Other comprehensive income, net of taxes
Net unrealized gains on available-for-sale investment securities
Net unrealized gains on available-for-sale investment securities arising during the period, net of tax benefits of $4,905 and $2,278, respectively	7,429	3,451
Retirement benefit plans
Amortization of prior service credit and net losses recognized during the period in net periodic benefit cost, net of tax benefits of $137 and $259, respectively	208	392
Other comprehensive income, net of taxes	7,637	3,843
Comprehensive income	$20,287	$17,315
The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Statements of Changes in Stockholder’s Equity

(dollars in thousands)	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2015	$346,371	$230,339	$(17,271)	$559,439
Net income for common stock	—	12,650	—	12,650
Other comprehensive income, net of taxes	—	—	7,637	7,637
Additional capital contributions from parent	500	—	—	500
Common stock dividends paid to parent ($90 per share)	—	(9,000)	—	(9,000)
Balance, March 31, 2016	$346,871	$233,989	$(9,634)	$571,226

Balance, December 31, 2014	$346,071	$205,677	$(16,558)	$535,190
Net income for common stock	—	13,472	—	13,472
Other comprehensive income, net of taxes	—	—	3,843	3,843
Additional capital contributions from parent	—	—	—	—
Common stock dividends paid to parent ($75 per share)	—	(7,500)	—	(7,500)
Balance, March 31, 2015	$346,071	$211,649	$(12,715)	$545,005
The accompanying notes are an integral part of these unaudited consolidated financial statements.

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Statements of Cash Flows

	Three months ended March 31,
	2016	2015
(in thousands)
Cash flows from operating activities
Net income	$12,650	$13,472
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of premises and equipment	1,673	1,485
Net amortization (accretion) of discounts and premiums	(24)	481
Decrease in deferred income taxes	(869)	(1,635)
Provision for loan losses	4,766	614
Loans originated and purchased, held for sale	(42,719)	(79,070)
Proceeds from sale of loans, held for sale	40,363	78,332
Gain on sale of loans	(1,195)	(1,822)
Provision for impairment (recovery) of mortgage servicing rights	—	(165)
Provision for losses on real estate acquired in settlement of loans	32	—
Net gain on sale of real estate acquired in settlement of loans	(32)	(19)
Net (gain) loss on sale or disposal of premises and equipment	12	(116)
Changes in assets and liabilities
Increase in accrued interest receivable	(531)	(88)
Increase in federal and state income taxes, net	4,687	6,463
Increase in accrued interest payable	57	20
Net changes in other assets and liabilities	(7,543)	(3,998)
Net cash provided by operating activities	11,327	13,954
Cash flows from investing activities
Purchase of stock from Federal Home Loan Bank	(1,373)	—
Redemption of stock from Federal Home Loan Bank	833	5,590
Purchases of available-for-sale investment securities	(122,387)	(63,370)
Principal repayments on available-for-sale investment securities	48,818	28,485
Net increase in loans receivable, held for investment	(28,136)	(12,524)
Proceeds from sale of real estate acquired in settlement of loans	232	606
Proceeds from sale of mortgage servicing rights	774	—
Additions to premises and equipment, net	(2,631)	(4,639)
Proceeds from sale of premises and equipment	—	3,579
Other	—	(272)
Net cash used in investing activities	(103,870)	(42,545)

(continued)

ASB Hawaii, Inc. and Subsidiary
Unaudited Consolidated Statements of Cash Flows (continued)

	Three months ended March 31,
	2016	2015
(in thousands)
Cash flows from financing activities
Net increase in deposit liabilities	114,678	127,913
Proceeds from Federal Home Loan Bank advances	20,835	—
Principal payments on Federal Home Loan Bank advances	(20,835)	—
Repayments of securities sold under agreements to repurchase	(18,534)	—
Net increase in retail repurchase agreements	19,041	21,451
Common stock dividends paid to parent	(9,000)	(7,500)
Net decrease in borrowers’ mortgage escrow accounts	(3,907)	(3,749)
Net cash provided by financing activities	102,278	138,115
Net increase in cash and cash equivalents	9,735	109,524
Cash and cash equivalents, January 1	220,899	161,480
Cash and cash equivalents, March 31	$230,634	$271,004

Supplemental disclosures of cash flow information
Noncash activity
Real estate transferred from premises and equipment to held for sale	$—	$5,261
HEI capital contribution	500	—
Cash paid
Cash paid for interest	3,019	2,706
Cash paid for income taxes, net	1,745	1,001
The accompanying notes are an integral part of these unaudited consolidated financial statements.

1 · Basis of Presentation
Basis of Presentation
The unaudited interim consolidated financial statements, including the notes thereto, have been prepared in conformity with generally accepted accounting principles (“GAAP”) interim reporting requirements, and therefore do not include all information and notes included in the audited consolidated financial statements in conformity with GAAP. These unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company's audited consolidated financial statements and accompanying noted included elsewhere in this information statement.
The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. The Company's operating results for the three months ended March 31, 2016 are not necessarily indicative of those to be expected for the year ended December 31, 2016 or for any future period.
Recent Accounting Pronouncements
Revenues from Contracts
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: (Topic 606).” The core principle of the guidance in ASU No. 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:  (1) identify the contract/s with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when, or as, the entity satisfies a performance obligation.
The Company plans to adopt ASU No. 2014-09 (and the clarifying guidance in ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”) in the first quarter of 2018, but has not determined the method of adoption (full or modified retrospective application) nor the impact of adoption on its results of operations, financial condition or liquidity.
Consolidation
In February 2015, the FASB issued ASU 2015-02, “Consolidation (topic 810): Amendments to the Consolidation Analysis,” which amended the existing guidance. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. It also eliminates certain criteria used to determine whether fees paid to a decision maker are a variable interest. The amendment allows for either a full retrospective or modified approach at adoption, and is effective for the Company in the first quarter of the fiscal year ending December 31, 2016. The Company is currently evaluating the impact that the adoption of the amendment will have on its consolidated financial statements.
Cloud Computing
During April 2015, the FASB issued ASU 2015-05, “Intangibles - Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement,” which provides guidance to customers for cloud computing arrangements that includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on its consolidated financial statements.
Financial Instruments
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which, among other things:

•
Requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income.

•	Requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•	Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables).

•
Eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost.

The Company plans to adopt ASU No. 2016-01 in the first quarter of 2018 and has not yet determined the impact of adoption.
Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which requires that lessees recognize a liability to make lease payments (the lease liability) and a right-of-use asset, representing its right to use the underlying asset for the lease term, for all leases (except short-term leases) at the commencement date.

The Company plans to adopt ASU 2016-02 in the first quarter of 2019 (using a modified retrospective transition approach for leases existing at, or entered into after, January 1, 2017) and has not yet determined the impact of adoption.
Stock compensation
In March 2016, the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions. For example, all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; excess tax benefits should be classified along with other income tax cash flows as an operating activity on the statement of cash flows; an entity can make an accounting policy election to account for forfeitures when they occur; the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; and the cash payments made to taxing authorities on the employees’ behalf for withheld shares should be classified as financing activities on the statement of cash flows. The Company plans to adopt ASU 2016-09 in the first quarter of 2017 and has not yet determined the impact of adoption. Provisions requiring recognition of excess tax benefits and tax deficiencies in the income statement will be applied prospectively. Provisions related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, and forfeitures will be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of January 1, 2017. Provisions related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively. Provisions related to the presentation of excess tax benefits on the statement of cash flows will be applied either using a prospective transition method or a retrospective transition method.

2 · Available-for-Sale Investment Securities
The major components of investment securities were as follows:

					Gross unrealized losses
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Less than 12 months			12 months or longer
(dollars in thousands)					Number of issues	Fair value	Amount	Number of issues	Fair value	Amount
March 31, 2016
Available-for-sale
U.S. Treasury and federal agency obligations	$215,716	$3,078	$(97)	$218,697	—	$—	$—	2	$9,511	$(97)
Mortgage-related securities- FNMA, FHLMC and GNMA	681,354	7,852	(1,608)	687,598	9	67,217	(256)	21	100,991	(1,352)
	$897,070	$10,930	$(1,705)	$906,295	9	$67,217	$(256)	23	$110,502	$(1,449)
December 31, 2015
Available-for-sale
U.S. Treasury and federal agency obligations	$213,234	$1,025	$(1,300)	$212,959	13	$83,053	$(866)	3	$17,378	$(434)
Mortgage-related securities- FNMA, FHLMC and GNMA	610,522	3,564	(6,397)	607,689	38	305,785	(2,866)	25	125,817	(3,531)
	$823,756	$4,589	$(7,697)	$820,648	51	$388,838	$(3,732)	28	$143,195	$(3,965)

The Company does not believe that the investment securities that were in an unrealized loss position at March 31, 2016, represent an other-than-temporary impairment. Total gross unrealized losses were primarily attributable to rising interest rates relative to when the investment securities were purchased and not due to the credit quality of the investment securities. The contractual cash flows of the investment securities are backed by the full faith and credit guaranty of the United States government or an agency of the government. The Company does not intend to sell the securities before the recovery of its amortized cost basis and there have been no adverse changes in the timing of the contractual cash flows for the securities. The Company did not recognize OTTI for three months ended March 31, 2016 and 2015.
U.S. Treasury and federal agency obligations have contractual terms to maturity. Mortgage-related securities have contractual terms to maturity, but require periodic payments to reduce principal. In addition, expected maturities will differ from contractual maturities because borrowers have the right to prepay the underlying mortgages.
The contractual maturities of available-for-sale investment securities were as follows:

	Amortized	Fair
March 31, 2016	Cost	value
(in thousands)
Due in one year or less	$—	$—
Due after one year through five years	111,299	112,991
Due after five years through ten years	66,398	67,413
Due after ten years	38,019	38,293
	215,716	218,697
Mortgage-related securities-FNMA, FHLMC and GNMA	681,354	687,598
	$897,070	$906,295
There were no sales of investment securities for the three months ended March 31, 2016 and 2015.

The Company did not hold any tax-exempt investments as of March 31, 2016 and 2015. No interest income was recognized from non-taxable investment securities for the three months ended March 31, 2016 and 2015.

The Company pledged securities with a market value of approximately $128.6 million and $100.5 million as of March 31, 2016 and December 31, 2015, respectively, as collateral for public funds deposits, automated clearinghouse transactions with Bank of Hawaii, TBA mortgage-backed securities settlements with JP Morgan, and deposits in the Company’s bankruptcy account with the Federal Reserve Bank of San Francisco. At March 31, 2016 and December 31, 2015, securities with a carrying value of $261.3 million and $260.5 million, respectively, were pledged as collateral for securities sold under agreements to repurchase.
Stock in FHLB
At March 31, 2016 and December 31, 2015, the Company’s stock in FHLB was carried at cost ($11.2 million and $10.7 million, respectively) because it can only be redeemed at par and it is a required investment based on measurements of the Company’s capital, assets and borrowing levels. In May 2015, the FHLB of Seattle and FHLB of Des Moines completed the merger of the two banks and began operating as the FHLB of Des Moines on June 1, 2015. With the merger, all of the Company’s excess FHLB stock was repurchased. The FHLB repurchased a total of $58.6 million of our excess stock from us in 2015. There was no other significant impact to the Company as a result of the merger.
Periodically and as conditions warrant, the Company reviews its investment in the stock of the FHLB for impairment. The Company evaluated its investment in FHLB stock for OTTI at March 31, 2016 and December 31, 2015, consistent with its accounting policy. The Company did not recognize an OTTI loss for three months ended March 31, 2016 and 2015 based on its evaluation of the underlying investment, including:

•	the net income and growth in retained earnings recorded by the FHLB;

•	compliance by the FHLB with all of its regulatory capital requirements and being classified “adequately capitalized” by the Federal Housing Finance Agency (“Finance Agency”);

•	being authorized by the Finance Agency to repurchase excess stock;

•	the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB;

•	the liquidity position of the FHLB; and

•	the Company’s intent and assessment of whether it will more likely than not be required to sell the FHLB stock before recovery of its par value.
Future deterioration in the FHLB’s financial position and/or negative developments in any of the factors considered in the Company’s impairment evaluation above may result in future impairment losses.

3 · Loans Receivable
The components of loans receivable were summarized as follows:

	March 31, 2016	December 31, 2015
(in thousands)
Real estate
Residential 1-4 family	$2,055,020	$2,069,665
Commercial real estate	703,661	690,561
Home equity line of credit	846,467	846,294
Residential land	18,940	18,229
Commercial construction	130,487	100,796
Residential construction	16,241	14,089
Total real estate	3,770,816	3,739,634
Commercial	740,596	758,659
Consumer	136,244	123,775
Total loans	4,647,656	4,622,068
Less: Deferred fees and discounts	(5,380)	(6,249)
Allowance for loan losses (Note 4)	(52,326)	(50,038)
Total loans, net	$4,589,950	$4,565,781
The Company’s policy is to require private mortgage insurance on all real estate loans when the loan-to-value ratio of the property exceeds 80% of the lower of the appraised value or purchase price at origination. For non-owner occupied residential properties, the loan-to-value ratio may not exceed 80% of the lower of the appraised value or purchase price at origination. The Company is subject to the risk that the insurance company cannot satisfy the Company’s claim on policies.
The Company services real estate loans for investors (principal balance of $1.1 billion and $1.5 billion at March 31, 2016 and December 31, 2015, respectively), which are not included in the accompanying consolidated balance sheets. The Company reports fees earned for servicing such loans as income when the related mortgage loan payments are collected and charges loan servicing cost to expense as incurred.
At March 31, 2016 and December 31, 2015, the Company had pledged loans with an amortized cost of approximately $2.3 billion and $2.3 billion, respectively, as collateral to secure advances from the FHLB.

4 · Allowance for Loan Losses
The allowance for loan losses (balances and changes) and financing receivables were as follows:

(in thousands)	Residential 1-4 family	Commercial real estate	Home equity line of credit	Residential land	Commercial construction	Residential construction	Commercial	Consumer	Unallo- cated	Total
Three months ended March 31, 2016
Allowance for loan losses
Beginning balance	$4,186	$11,342	$7,260	$1,671	$4,461	$13	$17,208	$3,897	$—	$50,038
Charge-offs	(45)	—	—	—	—	—	(1,343)	(1,570)	—	(2,958)
Recoveries	17	—	15	103	—	—	135	210	—	480
Provision	435	464	(103)	(34)	1,703	(1)	991	1,311	—	4,766
Ending balance	$4,593	$11,806	$7,172	$1,740	$6,164	$12	$16,991	$3,848	$—	$52,326
March 31, 2016
Ending balance: individually evaluated for impairment	$1,653	$50	$629	$841	$—	$—	$3,643	$7		$6,823
Ending balance: collectively evaluated for impairment	$2,940	$11,756	$6,543	$899	$6,164	$12	$13,348	$3,841	$—	$45,503
Financing Receivables
Ending balance	$2,055,020	$703,661	$846,467	$18,940	$130,487	$16,241	$740,596	$136,244		$4,647,656
Ending balance: individually evaluated for impairment	$22,585	$3,727	$3,820	$4,477	$—	$—	$26,099	$13		$60,721
Ending balance: collectively evaluated for impairment	$2,032,435	$699,934	$842,647	$14,463	$130,487	$16,241	$714,497	$136,231		$4,586,935
Three months ended March 31, 2015
Allowance for loan losses
Beginning balance	$4,662	$8,954	$6,982	$1,875	$5,471	$28	$14,017	$3,629	$—	$45,618
Charge-offs	(156)	—	(3)	—	—	—	(46)	(942)	—	(1,147)
Recoveries	12	—	31	49	—	—	341	277	—	710
Provision	403	2,274	(487)	362	(2,634)	(7)	268	435	—	614
Ending balance	$4,921	$11,228	$6,523	$2,286	$2,837	$21	$14,580	$3,399	$—	$45,795
December 31, 2015
Ending balance: individually evaluated for impairment	$1,453	$—	$442	$891	$—	$—	$3,527	$7		$6,320
Ending balance: collectively evaluated for impairment	$2,733	$11,342	$6,818	$780	$4,461	$13	$13,681	$3,890	$—	$43,718
Financing Receivables
Ending balance	$2,069,665	$690,561	$846,294	$18,229	$100,796	$14,089	$758,659	$123,775		$4,622,068
Ending balance: individually evaluated for impairment	$22,457	$1,188	$3,225	$5,683	$—	$—	$21,119	$13		$53,685
Ending balance: collectively evaluated for impairment	$2,047,208	$689,373	$843,069	$12,546	$100,796	$14,089	$737,540	$123,762		$4,568,383
Credit Quality
The Company performs an internal loan review and grading on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of its lending policies and procedures. The objectives of the loan review and grading procedures are to identify, in a timely manner, existing or emerging credit trends so that appropriate steps can be initiated to manage risk and avoid or minimize future losses. Loans subject to grading include commercial, commercial real estate and commercial construction loans.
Each loan is assigned an Asset Quality Rating (“AQR”) reflecting the likelihood of repayment or orderly liquidation of that loan transaction pursuant to regulatory credit classifications: Pass, Special Mention, Substandard, Doubtful and Loss. The AQR is a function of the PD model rating, the LGD and possible non-model factors which impact the ultimate collectability of the loan such as character of the business owner/guarantor, interim period performance, litigation, tax liens and major changes in business and economic conditions. Pass exposures generally are well protected by the current net worth and paying capacity of the obligor or by the value of the asset or underlying collateral. Special Mention loans have potential weaknesses that, if left uncorrected, could jeopardize the liquidation of the debt. Substandard loans have well-defined weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the Company may sustain some loss. An asset classified Doubtful has the weaknesses of those classified Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
The credit risk profile by internally assigned grade for loans was as follows:

	March 31, 2016				December 31, 2015
(in thousands)	Commercial real estate	Commercial construction	Commercial	Total	Commercial real estate	Commercial construction	Commercial	Total
Grade
Pass	$655,307	$110,744	$679,370	$1,445,421	$642,410	$86,991	$703,208	$1,432,609
Special mention	16,096	—	12,662	28,758	7,710	13,805	7,029	28,544
Substandard	32,258	19,743	48,302	100,303	40,441	—	47,975	88,416
Doubtful	—	—	262	262	—	—	447	447
Loss	—	—	—	—	—	—	—	—
Total	$703,661	$130,487	$740,596	$1,574,744	$690,561	$100,796	$758,659	$1,550,016
The credit risk profile based on payment activity for loans was as follows:

(in thousands)	30-59 days past due	60-89 days past due	Greater than 90 days	Total past due	Current	Total financing receivables	Recorded Investment> 90 days and accruing
March 31, 2016
Real estate
Residential 1-4 family	$5,537	$2,215	$10,626	$18,378	$2,036,642	$2,055,020	$—
Commercial real estate	—	—	—	—	703,661	703,661	—
Home equity line of credit	1,218	508	340	2,066	844,401	846,467	—
Residential land	—	—	148	148	18,792	18,940	—
Commercial construction	—	—	—	—	130,487	130,487	—
Residential construction	—	—	—	—	16,241	16,241	—
Commercial	391	984	308	1,683	738,913	740,596	—
Consumer	1,249	579	446	2,274	133,970	136,244	—
Total loans	$8,395	$4,286	$11,868	$24,549	$4,623,107	$4,647,656	$—
December 31, 2015
Real estate
Residential 1-4 family	$4,967	$3,289	$11,503	$19,759	$2,049,906	$2,069,665	$—
Commercial real estate	—	—	—	—	690,561	690,561	—
Home equity line of credit	896	706	477	2,079	844,215	846,294	—
Residential land	—	—	415	415	17,814	18,229	—
Commercial construction	—	—	—	—	100,796	100,796	—
Residential construction	—	—	—	—	14,089	14,089	—
Commercial	125	223	878	1,226	757,433	758,659	—
Consumer	1,383	593	644	2,620	121,155	123,775	—
Total loans	$7,371	$4,811	$13,917	$26,099	$4,595,969	$4,622,068	$—

The credit risk profile based on nonaccrual loans, accruing loans 90 days or more past due, and TDR loans was as follows:

	March 31, 2016	December 31, 2015
(in thousands)
Real estate
Residential 1–4 family	$21,028	$20,554
Commercial real estate	3,727	1,188
Home equity line of credit	2,801	2,254
Residential land	698	970
Commercial construction	—	—
Residential construction	—	—
Commercial	17,862	20,174
Consumer	797	895
Total nonaccrual loans	$46,913	$46,035
Real estate
Residential 1–4 family	$—	$—
Commercial real estate	—	—
Home equity line of credit	—	—
Residential land	—	—
Commercial construction	—	—
Residential construction	—	—
Commercial	—	—
Consumer	—	—
Total accruing loans 90 days or more past due	$—	$—
Real estate
Residential 1–4 family	$13,803	$13,962
Commercial real estate	—	—
Home equity line of credit	2,643	2,467
Residential land	3,779	4,713
Commercial construction	—	—
Residential construction	—	—
Commercial	8,400	1,104
Consumer	—	—
Total troubled debt restructured loans not included above	$28,625	$22,246

The total carrying amount and the total unpaid principal balance of impaired loans were as follows:

	March 31, 2016			Three months ended March 31, 2016		December 31, 2015			Three months ended March 31, 2015
(in thousands)	Recorded investment	Unpaid principal balance	Related Allow- ance	Average recorded investment	Interest income recognized[1]	Recorded investment	Unpaid principal balance	Related allow- ance	Average recorded investment	Interest income recognized[1]
With no related allowance recorded
Real estate
Residential 1-4 family	$10,502	$11,606	$—	$10,392	$51	$10,596	$11,805	$—	$11,552	$89
Commercial real estate	1,166	1,429	—	1,173	—	1,188	1,436	—	555	—
Home equity line of credit	913	1,159	—	849	—	707	948	—	400	1
Residential land	1,489	2,185	—	1,590	16	1,644	2,412	—	2,637	52
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	5,079	5,831	—	4,999	6	5,671	6,333	—	7,295	2
Consumer	—	—	—	—	—	—	—	—	—	—
	19,149	22,210	—	19,003	73	19,806	22,934	—	22,439	144
With an allowance recorded
Real estate
Residential 1-4 family	12,083	12,286	1,653	12,018	122	11,861	11,914	1,453	11,510	126
Commercial real estate	2,561	2,570	50	854	—	—	—	—	4,482	—
Home equity line of credit	2,907	2,977	629	2,944	27	2,518	2,579	442	626	6
Residential land	2,988	2,988	841	3,378	67	4,039	4,117	891	5,189	83
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	21,020	21,714	3,643	16,970	30	15,448	16,073	3,527	4,982	50
Consumer	13	13	7	13	—	13	13	7	15	—
	41,572	42,548	6,823	36,177	246	33,879	34,696	6,320	26,804	265
Total
Real estate
Residential 1-4 family	22,585	23,892	1,653	22,410	173	22,457	23,719	1,453	23,062	215
Commercial real estate	3,727	3,999	50	2,027	—	1,188	1,436	—	5,037	—
Home equity line of credit	3,820	4,136	629	3,793	27	3,225	3,527	442	1,026	7
Residential land	4,477	5,173	841	4,968	83	5,683	6,529	891	7,826	135
Commercial construction	—	—	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—	—	—
Commercial	26,099	27,545	3,643	21,969	36	21,119	22,406	3,527	12,277	52
Consumer	13	13	7	13	—	13	13	7	15	—
	$60,721	$64,758	$6,823	$55,180	$319	$53,685	$57,630	$6,320	$49,243	$409

[1]	Since loan was classified as impaired.
Troubled Debt Restructurings
A loan modification is deemed to be a TDR when the Company grants a concession it would not otherwise consider were it not for the borrower’s financial difficulty. When a borrower experiencing financial difficulty fails to make a required payment on a loan or is in imminent default, the Company takes a number of steps to improve the collectability of the loan and maximize the likelihood of full repayment. At times, the Company may modify or restructure a loan to help a distressed borrower improve its financial position to eventually be able to fully repay the loan, provided the borrower has demonstrated both the willingness and the ability to fulfill the modified terms. TDR loans are considered an alternative to foreclosure or liquidation with the goal of minimizing losses to the Company and maximizing recovery.
The Company may consider various types of concessions in granting a TDR including maturity date extensions, extended amortization of principal, temporary deferral of principal payments, and temporary interest rate reductions. The Company rarely grants principal forgiveness in its TDR modifications. Residential loan modifications generally involve interest rate reduction, extending the amortization period, or capitalizing certain delinquent amounts owed not to exceed the original loan balance. Land loans at origination are typically structured as a three-year term, interest-only monthly payment with a balloon payment due at maturity. Land loan TDR modifications typically involve extending the maturity date up to five years and converting the payments from interest-only to principal and interest monthly, at the same or higher interest rate. Commercial loan modifications generally involve extensions of maturity dates, extending the amortization period, and temporary deferral or reduction of principal payments. The Company generally does not reduce the interest rate on commercial loan TDR modifications. Occasionally, additional collateral and/or guaranties are obtained.
All TDR loans are classified as impaired and are segregated and reviewed separately when assessing the adequacy of the allowance for loan losses based on the appropriate method of measuring impairment:  (i) present value of expected future cash flows discounted at the loan’s effective original contractual rate, (ii) fair value of collateral less cost to sell, or (iii) observable market price. The financial impact of the calculated impairment amount is an increase to the allowance associated with the modified loan. When available information confirms that specific loans or portions thereof are uncollectible (confirmed losses), these amounts are charged off against the allowance for loan losses.
Loan modifications that occurred during the three months ended March 31, 2016 and 2015 were as follows:

Three months ended March 31	2016				2015
	Number	Outstanding recorded investment		Net increase in ALLL	Number	Outstanding recorded investment		Net increase in ALLL
(dollars in thousands)	of contracts	Pre-modification	Post-modification		of contracts	Pre-modification	Post-modification
Troubled debt restructurings
Real estate
Residential 1-4 family	4	$1,097	$1,215	$161	5	$877	$895	$47
Commercial real estate	—	—	—	—	—	—	—	—
Home equity line of credit	10	669	669	74	9	429	429	55
Residential land	—	—	—	—	—	—	—	—
Commercial construction	—	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—	—
Commercial	3	16,200	16,200	525	1	92	92	—
Consumer	—	—	—	—	—	—	—	—
	17	$17,966	$18,084	$760	15	$1,398	$1,416	$102
Loans modified in TDRs that experienced a payment default of 90 days or more during the three months ended March 31, 2016 and 2015, and for which the payment default occurred within one year of the modification, were as follows:

Three months ended March 31	2016		2015
(dollars in thousands)	Number of contracts	Recorded investment	Number of contracts	Recorded investment
Troubled debt restructurings that subsequently defaulted
Real estate
Residential 1-4 family	1	$488	—	$—
Commercial real estate	—	—	—	—
Home equity line of credit	—	—	—	—
Residential land	—	—	—	—
Commercial construction	—	—	—	—
Residential construction	—	—	—	—
Commercial	—	—	—	—
Consumer	—	—	—	—
	1	$488	—	$—
If loans modified in a TDR subsequently default, the Company evaluates the loan for further impairment. Based on its evaluation, adjustments may be made in the allocation of the allowance or partial charge-offs may be taken to further write-down the carrying value of the loan. Commitments to lend additional funds to borrowers whose loan terms have been modified in a TDR totaled $2.3 million at March 31, 2016.

5 · Mortgage Servicing Rights
In its mortgage banking business, the Company sells residential mortgage loans to government-sponsored entities and other parties, who may issue securities backed by pools of such loans. The Company retains no beneficial interests in these loans other than the servicing rights of certain loans sold.
The Company received $40.4 million, and $78.3 million of proceeds from the sale of residential mortgages in the three months ended March 31, 2016 and 2015, respectively, and recognized gains on such sales of $1.2 million, and $1.8 million in the three months ended March 31, 2016 and 2015, respectively. Repurchased mortgage loans in the three months ended March 31, 2016 and 2015 were nil and nil, respectively. The repurchase reserve was $0.1 million and nil for three months ended March 31, 2016 and 2015, respectively.
Mortgage servicing fees, a component of other income, net, were $0.7 million and $0.9 million for three months ended March 31, 2016 and 2015, respectively.
Changes in carrying value of mortgage servicing rights were as follows:

(in thousands)	Gross carrying amount[1]	Accumulated amortization[1]	Valuation allowance	Net carrying amount
March 31, 2016	$14,986	$(6,129)	$—	$8,857
December 31, 2015	$14,531	$(5,647)	$—	$8,884

[1]	Reflects the impact of loans paid in full.

Changes related to mortgage servicing rights were as follows:

	2016	2015
(in thousands)
Mortgage servicing rights
Balance at January 1	$8,884	$11,749
Amount capitalized	455	906
Amortization	(482)	(647)
Other-than-temporary impairment	—	(2)
Carrying amount before valuation allowance	8,857	12,006
Valuation allowance for mortgage servicing rights
Balance at January 1	—	209
Provision (recovery)	—	(166)
Other-than-temporary impairment	—	(2)
Balance at March 31	—	41
Net carrying value of mortgage servicing rights	$8,857	$11,965
The Company capitalizes mortgage servicing rights acquired through either the purchase or origination of mortgage loans for sale with servicing rights retained. On a monthly basis, the Company compares the net carrying value of the mortgage servicing rights to its fair value to determine if there are any changes to the valuation allowance and/or other-than-temporary impairment for the mortgage servicing rights. The Company’s MSRs are stratified based on predominant risk characteristics of the underlying loans including loan type such as fixed-rate 15 and 30 year mortgages and note rate in bands of 50 to 100 basis points. For each stratum, fair value is calculated by discounting expected net income streams using discount rates that reflect industry pricing for similar assets. Changes in mortgage interest rates impact the value of the Company’s mortgage servicing rights. Rising interest rates typically result in slower prepayment speeds in the loans being serviced for others which increases the value of mortgage servicing rights, whereas declining interest rates typically result in faster prepayment speeds which decrease the value of mortgage servicing rights and increase the amortization of the mortgage servicing rights. Expected net income streams are estimated based on industry assumptions regarding prepayment expectations and income and expenses associated with servicing residential mortgage loans for others.
The Company uses a present value cash flow model using techniques described above to estimate the fair value of MSR. Impairment is recognized through a valuation allowance for each stratum when the carrying amount exceeds fair value, with any associated provision recorded as a component of loan servicing fees included in other income, net in the consolidated statements of income. A direct write-down is recorded when the recoverability of the valuation allowance is deemed to be unrecoverable.
Key assumptions used in estimating the fair value of the Company’s mortgage servicing rights used in the impairment analysis were as follows:

	March 31, 2016	December 31, 2015
(dollars in thousands)
Unpaid principal balance	$1,114,800	$1,097,314
Weighted average note rate	4.04%	4.05%
Weighted average discount rate	9.6	9.6
Weighted average prepayment speed	10.8	9.3
The sensitivity analysis of fair value of MSR to hypothetical adverse changes of 25 and 50 basis points in certain key assumptions was as follows:

	March 31, 2016	December 31, 2015
(dollars in thousands)
Prepayment rate:
25 basis points adverse rate change	$(537)	$(561)
50 basis points adverse rate change	(1,008)	(1,104)
Discount rate:
25 basis points adverse rate change	(99)	(111)
50 basis points adverse rate change	(196)	(220)
The effect of a variation in certain assumptions on fair value is calculated without changing any other assumptions. This analysis typically cannot be extrapolated because the relationship of a change in one key assumption to the changes in the fair value of MSRs typically is not linear.

6 · Other Borrowings
Securities Sold Under Agreements to Repurchase
Securities sold under agreements to repurchase are accounted for as financing transactions and the obligations to repurchase these securities are recorded as liabilities in the balance sheet. The Company pledged investment securities as collateral for securities sold under agreements to repurchase. All such agreements are subject to master netting arrangements, which provide for conditional right of set-off in case of default by either party; however, the Company presents securities sold under agreements to repurchase on a gross basis in the balance sheet.
The following tables present information about the securities sold under agreements to repurchase, including the related collateral received from or pledged to counterparties:

(in millions)	Gross amount of recognized liabilities[1]	Gross amount offset in the Balance Sheet	Net amount of liabilities presented in the Balance Sheet
Repurchase agreements
March 31, 2016	$229	$—	$229
December 31, 2015	$229	$—	$229
 1 $50.3 million callable by the counterparties quarterly at par until maturity in 2016.

	Gross amount not offset in the Balance Sheet
(in millions)	Liabilities presented in the Balance Sheet	Financial instruments	Cash collateral pledged
March 31, 2016
Financial institution	$50	$57	$—
Government entities	37	44	—
Commercial account holders	142	161	—
Total	$229	$262	$—
December 31, 2015
Financial institution	$50	$56	$—
Government entities	56	61	—
Commercial account holders	123	144	—
Total	$229	$261	$—
The securities underlying the agreements to repurchase are book-entry securities and were delivered by appropriate entry into the counterparties’ accounts or into segregated tri-party custodial accounts at the FHLB. Securities sold under agreements to repurchase are accounted for as financing transactions and the obligations to repurchase these securities are recorded as liabilities in the consolidated balance sheets. The securities underlying the agreements to repurchase continue to be reflected in the Company’s asset accounts. The counterparties or tri-parties may determine that additional collateral is required based on movements in the fair value of the collateral. Typically, a 5% haircut is taken from the fair value of the investment securities to determine the value of the collateral pledged for the repurchase agreements.
Information concerning securities sold under agreements to repurchase, which provided for the repurchase of identical securities, was as follows:

(dollars in thousands)	March 31, 2016	December 31, 2015
Amount outstanding at period end	$229,081	$228,582
Average amount outstanding during the period	207,033	219,351
Maximum amount outstanding as of any month-end	229,081	277,114
Weighted-average interest rate at period end	1.22%	1.24%
Weighted-average interest rate during the period	1.34%	1.29%
Weighted-average remaining days to maturity at period end	78	117
Advances from Federal Home Loan Bank
FHLB advances are fixed rate for a specific term and consist of the following:

March 31, 2016	Weighted-average stated rate	Amount
(dollars in thousands)
Due in
2016	—%	$—
2017	4.28	50,000	[1]
2018	1.95	50,000
2019	—	—
2020	—	—
Thereafter	—	—
	3.12%	$100,000

[1]	Callable quarterly at par until maturity in 2017.
The Company and the FHLB are parties to an Advances, Security and Deposit Agreement (“Advances Agreement”), which applies to currently outstanding and future advances, and governs the terms and conditions under which the Company borrows and the FHLB makes loans or advances from time to time. Under the Advances Agreement, the Company agrees to abide by the FHLB’s credit policies, and makes certain warranties and representations to the FHLB. Upon the occurrence of and during the continuation of an “Event of Default” (which term includes any event of nonpayment of interest or principal of any advance when due or failure to perform any promise or obligation under the Advances Agreement or other credit arrangements between the parties), the FHLB may, at its option, declare all indebtedness and accrued interest thereon, including any prepayment fees or charges, to be immediately due and payable. Advances from the FHLB are collateralized by loans and stock in the FHLB. At March 31, 2016 and December 31, 2015, the Company’s available FHLB borrowing capacity was $1.7 billion and $1.7 billion, respectively. The Company is required to obtain and hold a specific number of shares of capital stock of the FHLB. The Company was in compliance with all Advances Agreement requirements at March 31, 2016 and December 31, 2015.

7 · Pension Plans
Defined Benefit Plans
Substantially all of the employees of the Company participated in the American Savings Bank Retirement Plan (“Plan”) until it was frozen on December 31, 2007. The Plan is a qualified, noncontributory defined benefit pension plan. The Plan is subject to the provisions of ERISA. In addition, certain current and former executives of the Company participate in noncontributory, nonqualified plans (collectively, “Supplemental Plans”). In general, benefits are based on the employees’ years of service and compensation.
The continuation of the Plan and the Supplemental Plans and the payment of any contribution thereunder are not assumed as a contractual obligation by the Company. The Supplemental Plans were frozen at December 31, 2008. No participants have accrued any benefits under these plans after the respective plan’s freeze and the plans will be terminated at the time all remaining benefits have been paid.
The Company reserves the right to terminate the Plan at any time. If the Company terminates the Plan, the interest of each affected participant would become 100% vested to the extent funded. Upon the termination of the Plan, assets would be distributed to affected participants in accordance with the applicable allocation provisions of ERISA and any excess assets that exist would be paid to the Company. Participants’ benefits in the Plan are covered up to certain limits under insurance provided by the Pension Benefit Guaranty Corporation.
The Company contributes amounts to a master pension trust for the Plan in accordance with the funding requirements of ERISA and considering the deductibility of contributions under the Code. The funding of the Plan is based on actuarial assumptions adopted by HEI’s Pension Investment Committee administering the Plan on the advice of an enrolled actuary.
To determine pension costs for the Company under the Plan and the Supplemental Plans, it is necessary to make complex calculations and estimates based on numerous assumptions, including the assumptions identified below.
The Company must recognize on the balance sheet the funded status of defined benefit pension and other postretirement benefit plans with an offset to AOCI in stockholders’ equity (using the projected benefit obligation (“PBO”) and accumulated post retirement benefit obligation (“APBO”), to calculate the funded status).
Defined Benefit Pension Plan Information
The components of net periodic pension cost were as follows:

	Three months ended March 31,
(in thousands)	2016	2015
Interest cost	$1,080	$1,058
Service cost	87	87
Amortization of prior service gain	(17)	(13)
Recognized actuarial loss	362	665
Expected return on plan assets	(1,216)	(1,031)
Net periodic pension cost	$296	$766
Defined Contribution Plan Information
The ASB 401(k) Plan is a defined contribution plan, which includes a discretionary employer profit sharing (“AmeriShare”) and the matching contribution on the first 4% of employee deferrals (“AmeriMatch”) by the Company.
For the three months ended March 31, 2016 and 2015 total expense for its employees participating in the ASB 401(k) Plan was $1.0 million and $1.0 million, respectively, and cash contributions were $2.4 million and $2.1 million, respectively.

8 · Share-Based Compensation
HEI grants stock-based compensation awards to employees and non-employee directors of the Company pursuant to its various plans. These plans are administered by the HEI Compensation Committee of the HEI Board of Directors. All stock-based compensation awards granted to employees and non-employee directors have been, or will be, settled in HEI common stock (or Company stock after the Spin-off).
The Company’s employees and non-employee directors have received grants of HEI stock-based compensation awards. The expense related to grants and awards to the Company’s employees and non-employee directors has been allocated by HEI to the Company each year. The Company records the expense in “Compensation and employee benefits” or “Services” expense (with a corresponding increase in intercompany accounts payable to HEI) and the related tax benefits (with a corresponding decrease in income taxes payable, which is converted to an intercompany account with HEI). The Company settles the intercompany accounts payable, and the tax benefits related to the expense, with HEI with cash. Thus, ASB Hawaii has no change in shares outstanding or common stock for HEI stock-based compensation awards.
Under the 2010 Equity and Incentive Plan, as amended, HEI can issue shares of common stock as incentive compensation to selected employees in the form of stock options, stock appreciation rights (“SARs”), restricted shares, restricted stock units, performance shares and other share-based and cash-based awards. The 2010 Equity and Incentive Plan (“original EIP”) was amended and restated effective March 1, 2014 (“EIP”) and an additional 1.5 million shares was added to the shares available for issuance under these programs to employees of HEI, Hawaiian Electric Company, Inc. (“Hawaiian Electric”) and the Company.
At March 31, 2016, approximately 3.4 million shares remained available for future issuance to employees of HEI, Hawaiian Electric and the Company under the terms of the EIP, assuming recycling of shares withheld to satisfy minimum statutory tax liabilities relating to EIP awards, including an estimated 0.4 million shares that could be issued upon the vesting of outstanding restricted stock units and the achievement of performance goals for awards outstanding under long-term incentive plans (assuming that such performance goals are achieved at maximum levels).
Under the 2011 Nonemployee Director Stock Plan (“2011 Director Plan”), HEI can issue shares of common stock as compensation to nonemployee directors of HEI, Hawaiian Electric and the Company. At March 31, 2016, there were 141,044 shares remaining available for future issuance under the 2011 Director Plan to nonemployee directors of HEI, Hawaiian Electric and the Company.
The Company’s expense for HEI share-based compensation awarded to the Company’s employees and directors were as follows:

	Three months ended March 31,
(in millions)	2016	2015
Share-based compensation expense	$0.2	$0.6
Stock Awards
In the second quarter of each year, HEI granted HEI common stock to nonemployee directors of HEI and the Company under the 2011 Director Plan. Amounts allocable to the Company (percentage noted in parenthesis) for Company-only directors (100%) and directors of both HEI and the Company (30%). The number of shares issued to each nonemployee director of the Company is determined based on the closing price of HEI Common Stock on grant date.

Restricted Stock Units
Information about HEI’s grants of restricted stock units to the Company’s employees was as follows:

	2016		2015
	Shares	(1)	Shares	(1)
Outstanding, January 1	28,698	$28.78	30,446	$25.83
Granted	13,058	29.90	10,396	33.74
Vested	(10,715)	27.74	(11,200)	25.77
Forfeited	—	—	—	—
Outstanding, March 31	31,041	$29.61	29,642	$28.63
Total weighted-average grant-date fair value of shares granted (dollars in millions)	$0.4		$0.4

(1)	Weighted-average grant-date fair value per share based on the average price of HEI common stock on the date of grant.
For the three months ended March 31, 2016 and 2015, total restricted stock units and related dividends that vested had a fair value of $0.3 million and $0.4 million, respectively, and the related tax benefits were $0.1 million and $0.1 million, respectively.
At March 31, 2016, there was $0.8 million of total unrecognized compensation cost related to the nonvested restricted stock units. The cost is expected to be recognized over a weighted-average period of 3.0 years.
LTIP Payable in Stock
The 2014-2016 LTIP provides for performance awards under the original EIP of shares of HEI common stock based on the satisfaction of performance goals considered to be a market condition and service conditions. The number of shares of HEI common stock that may be awarded is fixed on the date the grants are made subject to the achievement of specified performance levels. The potential payout varies from 0% to 200% of the number of target shares depending on achievement of the goals. The LTIP performance goals for the LTIP period include awards with a market goal based on total return to shareholders (“TRS”) of HEI stock as a percentile to the Edison Electric Institute Index over the three-year period. In addition, the 2014-2016 LTIP awarded to the Company’s employees have performance goals related to levels of ASB net income and ASB return on assets relative to performance peers. The 2015-2017 and 2016-2018 LTIP provide for performance awards payable in cash, and thus, are not included in the tables below.
LTIP Linked to TRS
Information about HEI’s LTIP awards to the Company’s employees that are linked to TRS was as follows:

	2016		2015
	Shares	(1)	Shares	(1)
Outstanding, January 1	18,907	$27.61	29,902	$28.58
Granted	—	—	—	—
Vested (issued or unissued and cancelled)	(9,042)	32.69	(9,425)	30.71
Forfeited	—	—	—	—
Outstanding, March 31	9,865	$22.95	20,477	$27.60

(1)	Weighted-average grant-date fair value per share determined using a Monte Carlo simulation model.
For the three months ended March 31, 2016 and 2015, there were no vested LTIP awards linked to TRS. For the three months ended March 31, 2016 and 2015, all of the shares vested (which were granted at target level based on the satisfaction of TRS performance) for the 2013-2015 LTIP and 2012-2014 LTIP lapsed.
At March 31, 2016, there was $0.1 million of total unrecognized compensation cost related to the nonvested performance awards payable in shares linked to TRS. The cost is expected to be recognized over a weighted-average period of 0.8 years.

LTIP Linked to Other Performance Conditions
Information about HEI’s LTIP awards to the Company’s employees that are payable in shares linked to other performance conditions was as follows:

	2016		2015
	Shares	(1)	Shares	(1)
Outstanding, January 1	84,201	$26.09	118,563	$26.04
Granted	—	—	—	—
Vested (issued)	(44,732)	26.89	(36,633)	26.12
Cancelled	—	—	(10)	25.98
Forfeited	—	—	—	—
Outstanding, March 31	39,469	$25.19	81,920	$26.00

(1)	Weighted-average grant-date fair value per share based on the average price of HEI common stock on the date of grant.
For the three months ended March 31, 2016 and 2015, total vested LTIP awards linked to other performance conditions and related dividends had a fair value of $1.5 million and $1.4 million, respectively, and the related tax benefits were $0.5 million, $0.4 million, respectively.
At March 31, 2016, there was $0.2 million of total unrecognized compensation cost related to the nonvested shares linked to performance conditions other than TRS. The cost is expected to be recognized over a weighted-average period of 0.8 years.

9 · Derivative Financial Instruments
The Company enters into IRLCs with borrowers, and forward commitments to sell loans or TBA mortgage-backed securities to investors to hedge against the inherent interest rate and pricing risk associated with selling loans.
The Company enters into IRLCs for residential mortgage loans, which commit the Company to lend funds to a potential borrower at a specific interest rate and within a specified period of time. IRLCs that relate to the origination of mortgage loans that will be held for sale are considered derivative financial instruments under applicable accounting guidance. Outstanding IRLCs expose the Company to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. The IRLCs are free-standing derivatives which are carried at fair value with changes recorded in mortgage banking income.
The Company enters into forward commitments to hedge the interest rate risk for rate locked mortgage applications in process and closed mortgage loans held for sale. These commitments are primarily forward sales of TBA mortgage-backed securities. Generally, when mortgage loans are closed, the forward commitment is liquidated and replaced with a mandatory delivery forward sale of the mortgage to a secondary market investor. In some cases, a best-efforts forward sale agreement is utilized as the forward commitment. These commitments are free-standing derivatives which are carried at fair value with changes recorded in mortgage banking income.
Changes in the fair value of IRLCs and forward commitments subsequent to inception are based on changes in the fair value of the underlying loan resulting from the fulfillment of the commitment and changes in the probability that the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and the passage of time.
The notional amount and fair value of the Company’s derivative financial instruments were as follows:

	March 31, 2016		December 31, 2015
(in thousands)	Notional amount	Fair value	Notional amount	Fair value
Interest rate lock commitments	$32,135	$655	$22,241	$384
Forward commitments	30,516	(192)	23,644	(29)

The Company’s derivative financial instruments, their fair values, and balance sheet location were as follows:

	March 31, 2016		December 31, 2015
Derivative Financial Instruments Not Designated as Hedging Instruments [1]	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
(in thousands)
Interest rate lock commitments	$655	$—	$384	$—
Forward commitments	—	192	1	30
	$655	$192	$385	$30

[1]	Asset derivatives are included in other assets and liability derivatives are included in other liabilities in the balance sheets.
The following table presents the Company’s derivative financial instruments and the amount and location of the net gains or losses recognized in the consolidated statements of income:

Derivative Financial Instruments Not Designated as Hedging Instruments	Location of net gains (losses) recognized in the Statements of Income	Three months ended March 31,
		2016	2015
(in thousands)
Interest rate lock commitments	Mortgage banking income	$271	$445
Forward commitments	Mortgage banking income	(163)	(159)
		$108	$286

10 · Commitments and Contingencies
Commitments
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitments. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company minimizes its exposure to loss under these commitments by requiring that customers meet certain conditions prior to disbursing funds. The amount of collateral, if any, is based on a credit evaluation of the borrower and may include residential real estate, accounts receivable, inventory and property, plant and equipment.
Letters of credit are conditional commitments issued by the Company to guarantee payment and performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.
The following is a summary of outstanding off-balance sheet arrangements:

(in thousands)	March 31, 2016	December 31, 2015
Unfunded commitments to extend credit
Home equity line of credit	$1,124,263	$1,096,532
Commercial and commercial real estate	657,482	631,780
Consumer	61,183	60,198
Residential 1-4 family	45,113	24,863
Commercial and financial standby letters of credit	17,311	18,709
Total	$1,905,352	$1,832,082

Guarantees
In October 2007, the Company, as a member financial institution of Visa U.S.A. Inc., received restricted shares of Visa, Inc. (“Visa”) as a result of a restructuring of Visa U.S.A. Inc. in preparation for an initial public offering by Visa. As a part of the restructuring, the Company entered into a judgment and loss sharing agreement with Visa in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to indemnified litigation involving Visa. In November 2012, a federal judge granted preliminary approval to a proposed settlement between merchants and Visa over credit card fees and in December 2013, a federal judge granted final approval to the settlement. Some merchants and trade organizations filed a notice of appeal shortly after the approval was issued. At March 31, 2016 and December 31, 2015, the Company had accrued a reserve of $1.1 million related to the agreement. Because the extent of the Company’s obligations under this agreement depends entirely upon the occurrence of future events, the Company’s maximum potential future liability under this agreement is not determinable.
Contingencies
The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future.

11 · Transactions with Affiliates
The Company has engaged in certain transactions with HEI for the periods indicated as follows:

	Three months ended March 31,
(in thousands)	2016	2015
Common stock dividends paid	$9,000	$7,500
Income taxes paid, net	677	—
Management and other fees	851	597
Additional capital contributions	500	—

(in thousands)	March 31, 2016	December 31, 2015
Other payable	1,005	731
Note receivable	15	30
Management and other fees from HEI were recorded in the consolidated statements of income as a component of services expense. Due to regulatory rules governing transactions with affiliates (Section 23B of the Federal Reserve Act), the Management Agreement (approved by Office of Thrift Supervision) provides for the conversion of a portion of the management and other fees from HEI (initially recorded as a liability in the statements of financial condition) to additional paid-in capital. Approximately $0.5 million and nil, of the fees were converted to additional paid-in capital for three months ended March 31, 2016 and 2015, respectively.
At March 31, 2016 and December 31, 2015, the aggregate amount of loans to directors and executive officers of the Company and its affiliates and any related interests (as defined in Federal Reserve Board (“FRB”) Regulation O) of such individuals, was $27.7 million and $27.8 million, respectively. The $0.1 million decrease in such loans in 2016 resulted from repayments of $0.1 million. At March 31, 2016 and December 31, 2015, $25.7 million and $25.8 million of the loan balances, respectively, were to related interests of individuals who are directors of the Company. All loans were made on the Company’s normal credit terms. Management believes these loans do not represent more than a normal risk of collection.
The ability of the Bank to make capital distributions to ASB Hawaii and other affiliates is restricted under federal law. Subject to a limited exception for stock redemptions that do not result in any decrease in the Bank’s capital and would improve the Bank’s financial condition, the Bank is prohibited from declaring any dividends, making any other capital distributions, or paying a management fee to a controlling person if, following the distribution or payment, the Company would be deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized. All capital distributions are subject to prior approval by the Office of the Comptroller of the Currency (“OCC”) and FRB.

12 · Fair Value of Financial Instruments
Fair value estimates are estimates of the price that would be received to sell an asset, or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value estimates are generally determined based on assumptions that market participants would use in pricing the asset or liability and are based on market data obtained from independent sources. However, in certain cases, the Company uses its own assumptions about market participant assumptions based on the best information available in the circumstances. These valuations are estimates at a specific point in time, based on relevant market information, information about the financial instrument and judgments regarding future expected loss experience, economic conditions, risk characteristics of various financial instruments and other factors. These estimates do not reflect any premium or discount that could result if the Company were to sell its entire holdings of a particular financial instrument at one time. Because no active trading market exists for a portion of the Company’s financial instruments, fair value estimates cannot be determined with precision. Changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses could have a significant effect on fair value estimates, but have not been considered in making such estimates.
The Company groups their financial assets measured at fair value in three levels outlined as follows:
Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and is used to measure fair value whenever available.
Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Classification in the hierarchy is based upon the lowest level input that is significant to the fair value measurement of the asset or liability. For instruments classified in Level 1 and 2 where inputs are primarily based upon observable market data, there is less judgment applied in arriving at the fair value. For instruments classified in Level 3, management judgment is more significant due to the lack of observable market data.
Fair value is also used on a nonrecurring basis to evaluate certain assets for impairment or for disclosure purposes. Examples of nonrecurring uses of fair value include mortgage servicing rights accounted for by the amortization method, loan impairments for certain loans and goodwill.

Disclosures about Fair Value of Financial Instruments
The following table presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments. For financial assets and liabilities such as cash and due from banks, interest-bearing deposits and accrued interest receivable, the carrying amount is a reasonable estimate of fair value. For FHLB stock, the carrying amount is a reasonable estimate of fair value because it can only be redeemed at par. For bank-owned life insurance, the carrying amount is the cash surrender value of the insurance policies, which is a reasonable estimate of fair value. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings and money market deposits, the carrying amount is a reasonable estimate of fair value as these liabilities have no stated maturity. For accrued interest payable, the carrying amount is a reasonable estimate of fair value.

		Estimated fair value
(in thousands)	Carrying on notional amount	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total
March 31, 2016
Financial assets
Stock in Federal Home Loan Bank	$11,218	$—	$11,218	$—	$11,218
Available-for-sale investment securities	906,295	—	906,295	—	906,295
Loans receivable (held for investment and held for sale)	4,597,850	—	7,938	4,837,177	4,845,115
Mortgage servicing rights	8,857	—	—	11,231	11,231
Bank-owned life insurance	132,560	—	132,560	—	132,560
Derivative assets	32,135	—	655	—	655
Deferred compensation plan assets	6,172	—	6,172	—	6,172
Financial liabilities
Deposit liabilities	5,139,932	—	5,144,128	—	5,144,128
Other borrowings	329,081	—	333,743	—	333,743
Derivative liabilities	30,516	139	53	—	192
Deferred compensation plan liability	7,652	—	7,652	—	7,652
December 31, 2015
Financial assets
Stock in Federal Home Loan Bank	$10,678	$—	$10,678	$—	$10,678
Available-for-sale investment securities	820,648	—	820,648	—	820,648
Loans receivable (held for investment and held for sale)	4,570,412	—	4,639	4,744,886	4,749,525
Mortgage servicing rights	8,884	—	—	11,790	11,790
Bank-owned life insurance	131,552	—	131,552	—	131,552
Derivative assets	22,616	—	385	—	385
Deferred compensation plan assets	6,587	—	6,587	—	6,587
Financial liabilities
Deposit liabilities	5,025,254	—	5,024,500	—	5,024,500
Other borrowings	328,582	—	333,392	—	333,392
Derivative liabilities	23,269	15	15	—	30
Deferred compensation plan liability	7,355	—	7,355	—	7,355

Fair Value Measurements on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis were as follows:

	March 31, 2016			December 31, 2015
	Fair value measurements using			Fair value measurements using
(in thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Available-for-sale investment securities
Mortgage-related securities-FNMA, FHLMC and GNMA	$—	$687,598	$—	$—	$607,689	$—
U.S. Treasury and federal agency obligations	—	218,697	—	—	212,959	—
	$—	$906,295	$—	$—	$820,648	$—
Derivative assets [1]
Interest rate lock commitments	$—	$655	$—	$—	$384	$—
Forward commitments	—	—	—	—	1	—
	$—	$655	$—	$—	$385	$—
Derivative liabilities [1]
Interest rate lock commitments	$—	$—	$—	$—	$—	$—
Forward commitments	139	53	—	15	15	—
	$139	$53	$—	$15	$15	$—

[1]	Derivatives are carried at fair value with changes in value reflected in the balance sheet in other assets or other liabilities and included in mortgage banking income.
There were no transfers of financial assets and liabilities between Level 1 and Level 2 of the fair value hierarchy during the three months ended March 31, 2016 and 2015.
Fair Value Measurements on a Nonrecurring Basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis and therefore are not included in the tables above. These measurements primarily result from assets carried at the lower of cost or fair value or from impairment of individual assets. The carrying value of assets measured at fair value on a nonrecurring basis were as follows:

		Fair value measurements using
(in thousands)	Balances	Level 1	Level 2	Level 3
March 31, 2016
Loans	$82	$—	$—	$82
Real estate acquired in settlement of loans	797	—	—	797
December 31, 2015
Loans	178	—	—	178
Real estate acquired in settlement of loans	1,030	—	—	1,030
For three months ended March 31, 2016 and 2015, there were no adjustments to fair value for ASB’s loans held for sale which was carried at the lower of cost or fair value.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a nonrecurring basis:

				Significant unobservable input value [1]
(dollars in thousands)	Fair value	Valuation technique	Significant unobservable input	Range	Weighted Average
March 31, 2016
Residential loans	$82	Fair value of property or collateral	Appraised value less 7% selling cost	42-66%	54%
Total loans	$82
Real estate acquired in settlement of loans	$797	Fair value of property or collateral	Appraised value less 7% selling cost	100%	100%
December 31, 2015
Residential loans	$50	Fair value of property or collateral	Appraised value less 7% selling cost		N/A [2]
Home equity lines of credit	128	Fair value of property or collateral	Appraised value less 7% selling cost		N/A [2]
Total loans	$178
Real estate acquired in settlement of loans	$1,030	Fair value of property or collateral	Appraised value less 7% selling cost	100%	100%

[1]	Represent percent of outstanding principal balance.

[2]	N/A - Not applicable. There is one loan in each fair value measurement type.
Significant increases (decreases) in any of those inputs in isolation would result in significantly higher (lower) fair value measurements.
Fair Value Measurement and Disclosure Valuation Methodology
Following are descriptions of the valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not carried at fair value:
Investment Securities
The fair value of the Company’s investment securities is determined quarterly through pricing obtained from independent third-party pricing services or from brokers not affiliated with the trade. The third-party pricing vendors the Company uses for pricing its securities are reputable firms that provide pricing services on a global basis and have processes in place to ensure quality and control. The third-party pricing services use a variety of methods to determine the fair value of securities that fall under Level 2 of the Company’s fair value measurement hierarchy. Among the considerations are quoted prices for similar securities in an active market, yield spreads for similar trades, adjustments for liquidity, size, collateral characteristics, historic and generic prepayment speeds, and other observable market factors.
To enhance the robustness of the pricing process, the Company will on a quarterly basis compare its standard third-party vendor’s price with that of another third-party vendor. If the prices are within an acceptable tolerance range, the price of the standard vendor will be accepted. If the variance is beyond the tolerance range, an evaluation will be conducted by the Company and a challenge to the price may be made. Fair value in such cases will be based on the value that best reflects the data and observable characteristics of the security. In all cases, the fair value used will have been independently determined by a third-party pricing vendor or non-affiliated broker and not by the Company.
Loans Held for Sale
Residential mortgage loans carried at the lower of cost or market are valued using market observable pricing inputs, which are derived from third party loan sales and securitizations and, therefore, are classified within Level 2 of the valuation hierarchy.

Loans Held for Investment
Fair value of loans held for investment is derived using a discounted cash flow approach which includes an evaluation of the underlying loan characteristics. The valuation model uses loan characteristics which includes product type, maturity dates, and the underlying interest rate of the portfolio. This information is input into the valuation models along with various forecast valuation assumptions including prepayment forecasts, to determine the discount rate. These assumptions are derived from internal and third party sources. Noting the valuation is derived from model-based techniques, the Company includes loans held for investment within Level 3 of the valuation hierarchy.
Impaired Loans
At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Fair value is determined primarily by using an income, cost, or market approach and is normally provided through appraisals. Impaired loans carried at fair value generally receive specific allocations within the allowance for loan losses. For collateral-dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Generally, impaired loans are evaluated quarterly for additional impairment and adjusted accordingly.
Other Real Estate Owned
Foreclosed assets are carried at fair value (less estimated costs to sell) and is generally based upon appraisals or independent market prices that are periodically updated subsequent to classification as real estate owned. Such adjustments typically result in a Level 3 classification of the inputs for determining fair value. The Company estimates the fair value of collateral-dependent loans and real estate owned using the sales comparison approach.
Mortgage Servicing Rights
MSRs are capitalized at fair value based on market data at the time of sale and accounted for in subsequent periods at the lower of amortized cost or fair value. Mortgage servicing rights are evaluated for impairment at each reporting date. The Company’s MSR is stratified based on predominant risk characteristics of the underlying loans including loan type and note rate. For each stratum, fair value is calculated by discounting expected net income streams using discount rates that reflect industry pricing for similar assets. Expected net income streams are estimated based on industry assumptions regarding prepayment expectations and income and expenses associated with servicing residential mortgage loans for others. Impairment is recognized through a valuation allowance for each stratum when the carrying amount exceeds fair value, with any associated provision recorded as a component of loan servicing fees included in other income, net in the consolidated statements of income. A direct write-down is recorded when the recoverability of the valuation allowance is deemed to be unrecoverable. The Company compares the fair value of MSR to an estimated value calculated by an independent third-party. The third-party relies on both published and unpublished sources of market related assumptions and their own experience and expertise to arrive at a value. The Company uses the third-party value only to assess the reasonableness of its own estimate.
Time Deposits
The fair value of fixed-maturity certificates of deposit was estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.
Other Borrowings
For fixed-rate advances and repurchase agreements, fair value is estimated using quantitative discounted cash flow models that require the use of interest rate inputs that are currently offered for advances and repurchase agreements of similar remaining maturities. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third party pricing services.
Interest Rate Lock Commitments
The estimated fair value of commitments to originate residential mortgage loans for sale is based on quoted prices for similar loans in active markets. IRLCs are classified as Level 2 measurements.

Forward Sales Commitments
TBA mortgage-backed securities forward commitments are classified as Level 1, and consist of publicly traded debt securities for which identical fair values can be obtained through quoted market prices in active exchange markets. The fair values of the Company’s best efforts and mandatory delivery loan sale commitments are determined using quoted prices in the market place that are observable and are classified as Level 2 measurements.
Deferred Compensation Plan Assets and Liabilities
The fair value of the bank-owned life insurance policy related to the Company’s employee deferred compensation plan and the fair value of the related obligation to the employee is classified as Level 2 based on observable inputs that include market prices for similar assets or other inputs that are observable in the market and can be corroborated by observable market data.

13 · Regulatory Compliance and Stockholder’s Equity
The Company is subject to regulation and supervision by the FRB. The Bank is regulated and supervised by the OCC. Capital assessment is done at the relevant subsidiary level (the Bank) and not at the holding company level. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off‑balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
The prompt corrective action provisions impose certain restrictions on institutions that are undercapitalized. The restrictions imposed become increasingly more severe as an institution’s capital category declines from “undercapitalized” to “critically undercapitalized.” The regulators have substantial discretion in the corrective actions they might direct and could include restrictions on dividends and other distributions that the Bank may make to ASB Hawaii and the requirement that the Bank develop and implement a plan to restore its capital. Under an agreement with regulators entered into by HEI when it acquired the Bank, HEI currently could be required to contribute to the Bank up to an additional $28.3 million of capital, if necessary to maintain the Bank’s capital position. To be categorized as “well capitalized,” the Bank must maintain minimum total capital, Tier 1 capital, and Tier 1 leverage ratios as set forth in the table below.
At March 31, 2016 and December 31, 2015, the Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the institution’s category under the capital guidelines.

The tables below set forth actual and minimum required capital amounts and ratios:

	Actual		Required
(dollars in thousands)	Capital	Ratio	Capital	Ratio
March 31, 2016
Tier 1 leverage	$523,121	8.74%	$239,350	4.00%
Common equity tier 1	523,121	11.99	196,307	4.50
Tier 1 capital	523,121	11.99	261,742	6.00
Total capital	577,197	13.23	348,990	8.00
December 31, 2015
Tier 1 leverage	518,752	8.82	235,286	4.00
Common equity tier 1	518,752	12.07	193,457	4.50
Tier 1 capital	518,752	12.07	257,942	6.00
Total capital	570,530	13.27	343,923	8.00
	Actual		Required to be well capitalized
(dollars in thousands)	Capital	Ratio	Capital	Ratio
March 31, 2016
Tier 1 leverage	$523,121	8.74%	$299,187	5.00%
Common equity tier 1	523,121	11.99	283,554	6.50
Tier 1 capital	523,121	11.99	348,990	8.00
Total capital	577,197	13.23	436,237	10.00
December 31, 2015
Tier 1 leverage	518,752	8.82	294,108	5.00
Common equity tier 1	518,752	12.07	279,438	6.50
Tier 1 capital	518,752	12.07	343,923	8.00
Total capital	570,530	13.27	429,904	10.00
The Company is subject to a range of bank regulatory compliance obligations and is unable to predict what actions, if any, may be initiated by the OCC and other governmental authorities against the Company as a result of deficiencies, or the impact of any such measures or actions on the Company.
Accumulated other comprehensive income/(loss).  Changes in the balances of each component of accumulated other comprehensive income/(loss) (AOCI) were as follows:

(in thousands)	Net unrealized gains (losses) on securities	Retirement benefits plans	Total AOCI
Balance, December 31, 2015	$(1,872)	$(15,399)	$(17,271)
Current period other comprehensive income (loss)	7,429	208	7,637
Balance, March 31, 2016	$5,557	$(15,191)	$(9,634)

Balance, December 31, 2014	$462	$(17,020)	$(16,558)
Current period other comprehensive income (loss)	3,451	392	3,843
Balance, March 31, 2015	$3,913	$(16,628)	$(12,715)

	Amount reclassified from AOCI
Three months ended March 31	2016	2015	Affected line item in the Statement of Income
(in thousands)
Retirement benefit plan items
Amortization of prior service credit and net losses recognized during the period in net periodic benefit cost	$208	$392	See Note 7 for additional details
Total reclassifications	$208	$392

14 · Unaudited ASB Hawaii, Inc. Financial Statements
Unaudited condensed financial statements of the Parent were as follows:

Unaudited Condensed Statements of Comprehensive Income

	Three months ended March 31,
(in thousands)	2016	2015
Income
Dividends from ASB	$9,000	$7,500
Other income	—	—
Total income	9,000	7,500
Noninterest expense	38	6
Income before income tax benefit and equity in undistributed income of subsidiary	8,962	7,494
Income tax benefits	15	3
Equity in undistributed income of subsidiary	3,673	5,975
Net income	$12,650	$13,472
Comprehensive income	$20,287	$17,315
Unaudited Condensed Balance Sheets

(in thousands)	March 31, 2016	December 31, 2015
Assets
Cash and cash equivalents	$6	$18
Notes receivable from parent company	15	30
Other assets	57	41
Equity in net assets of subsidiary	571,896	559,890
Total assets	$571,974	$559,979
Liabilities and stockholder’s equity
Liabilities
Accounts payable	$743	$536
Federal and state income taxes payable	5	4
Total liabilities	748	540
Stockholder’s equity	571,226	559,439
Total liabilities and stockholder’s equity	$571,974	$559,979

Unaudited Condensed Statements of Cash Flows

	Three months ended March 31,
	2016	2015
(in thousands)
Cash flows from operating activities
Net income	$12,650	$13,472
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiary	(3,673)	(5,975)
Net change in other assets and liabilities	11	(11)
Net cash provided by operating activities	8,988	7,486
Cash flows from financing activities
Cash dividends paid	(9,000)	(7,500)
Net cash used in financing activities	(9,000)	(7,500)
Net decrease in cash and equivalents	(12)	(14)
Cash and cash equivalents, January 1	18	17
Cash and cash equivalents, March 31	$6	$3

15 · Subsequent Events
On May 3, 2016, the Board of Directors of ASB declared a common stock cash dividend of $9.0 million payable to ASHI, subject to receipt of approval from the FRB.
The Company has evaluated subsequent events from the balance sheet date through May 4, 2016, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.